Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any matter referred to in this document or as to the action you should take, you should consult your stockbroker, bank, solicitor, accountant, fund manager or other appropriate professional financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, from another appropriately authorised independent professional adviser, without delay.

This document sets out the details of the Merger to be effected by bwin Interactive Entertainment AG being merged into PartyGaming Plc pursuant to the Cross-Border Mergers Directive. On Completion, bwin Interactive Entertainment AG’s assets and liabilities will be transferred to PartyGaming Plc and bwin Interactive Entertainment AG will be delisted from the Vienna Stock Exchange and wound up without going into liquidation. Existing bwin Shareholders will receive New Shares (in accordance with the Exchange Ratio) which will be admitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities.

If you have sold or otherwise transferred all of your Existing PartyGaming Shares, please send this document together with the accompanying white Form of Proxy and blue Form of Direction as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, these documents must not be forwarded, distributed or transmitted in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction. If you have sold or otherwise transferred only part of your holding of Existing PartyGaming Shares you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

It is anticipated that, in accordance with the Listing Rules, immediately prior to Admission the UKLA will cancel the listing of the Existing PartyGaming Shares. Applications will be made to the UKLA and to the London Stock Exchange for the Existing PartyGaming Shares to be readmitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities. Applications will also be made to the UKLA and to the London Stock Exchange for the New Shares to be admitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities. It is expected that Admission will become effective, and that dealings in the bwin.party Shares will commence on the London Stock Exchange, at 8.00 a.m. (London time) on the first Trading Day after the Effective Date which, subject to the satisfaction of certain conditions, is expected to be 1 April 2011.

PartyGaming Plc

(proposed to be re-named bwin.party digital entertainment plc)
(incorporated under the Companies Act 1930 of Gibraltar and registered in Gibraltar under No. 91225)

PROPOSED MERGER OF PARTYGAMING PLC

AND

BWIN INTERACTIVE ENTERTAINMENT AG

Circular to PartyGaming Shareholders and notice of extraordinary general meeting

This document should be read as a whole and in conjunction with the accompanying white Form of Proxy and blue Form of Direction. Your attention is drawn to the letter from the Chairman of the Company which is set out on pages 7 to 32 of this document and contains the unanimous recommendation of the PartyGaming Directors that you vote in favour of the Resolutions at the PartyGaming EGM. A letter (referred to in this document as the ‘Explanatory Statement’) from Deutsche Bank explaining the Merger is set out in Part III of this document.

The notice convening the PartyGaming EGM, which is to be held at The Eliott Hotel, 2 Governor’s Parade, Gibraltar on 28 January 2011, is set out in Part XI of this document. The PartyGaming EGM will start at 2.00 p.m. (CET).

PartyGaming Ordinary Shareholders will find accompanying this document a white Form of Proxy for use in respect of voting on the Resolutions at the PartyGaming EGM. Whether or not you intend to attend the PartyGaming EGM in person, please complete and sign the enclosed white Form of Proxy in accordance with the instructions printed on it and return to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU as soon as possible and, in any event, so as to be received at least 48 hours before the time appointed for the PartyGaming EGM (or, in the case of adjournment, not later than 48 hours before the time fixed for the adjourned meeting). PartyGaming Ordinary Shareholders wishing to submit a form of proxy electronically should visit the www.partygaming-registrar.com website and select the Extraordinary General Meeting tab on the left hand side of the page. To be valid electronic proxy instructions must be received by Capita Registrars no later than 1.00 p.m. (London time) on 26 January 2011. Unless the white Form of Proxy is returned by the time mentioned in the instructions printed on it, it shall be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at the PartyGaming EGM, or any adjournment thereof, if you so wish and are so entitled.

PartyGaming Depositary Interest Holders may attend the PartyGaming EGM in person if the Depositary has appointed them as a corporate representative. PartyGaming Depositary Interest Holders not wishing to attend the PartyGaming EGM but wishing to vote in respect of the resolutions to be considered at the PartyGaming EGM can do so by: (1) giving the Depositary voting instructions via CREST; (2) completing the enclosed blue Form of Direction; or (3) submitting a form of direction electronically by visiting the www.partygaming-registrar.com website and selecting the Extraordinary General Meeting tab on the left hand side of the page. In order for an instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be transmitted so as to be received by the Depositary’s agent (ID RA10) by 1.00 p.m. (London time) on 25 January 2011. To be valid, the blue Form of Direction must be completed in accordance with the instructions printed on it and returned as soon as possible by post or (during normal business hours only) by hand but, in any event, so as to be received by Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, no later than 1.00 p.m. (London time) on 25 January 2011. To be valid, the electronic form of direction must be submitted no later than 1.00 p.m. (London time) on 25 January 2011.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

Dated: 23 December 2010

Information for Overseas Shareholders

This document does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this document, the Merger or otherwise. This document does not constitute a prospectus or a prospectus equivalent document. This document and the accompanying documents have been prepared for the purposes of complying with (as applicable) Gibraltar law and English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside of Gibraltar and the United Kingdom.

The New Shares have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Australia, Canada or Japan and no regulatory clearances in respect of the New Shares have been, or will be, applied for in any jurisdictions other than Austria, Gibraltar and the UK. Accordingly, unless an exemption under the relevant securities laws is applicable, the New Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into, Australia, Canada or Japan or to, or for the account or benefit of, any person resident in Australia, Canada or Japan.

The Merger between PartyGaming Plc and bwin Interactive Entertainment AG is subject to the disclosure requirements and practices applicable in Austria, Gibraltar and the United Kingdom to statutory mergers, which may differ from the disclosure requirements of other countries, including the United States. Financial information included in this document has been prepared in accordance with International Financial Reporting Standards including International Accounting Standards and interpretations published by the International Accounting Standards Board which have been adopted by the European Commission and endorsed for use in the EU, and complies with the Gibraltar Companies (Accounts) Act 1999, the Gibraltar Companies (Consolidated Accounts) Act 1999 and the Gibraltar Companies Act 1930 (as amended) and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. It may be difficult for investors to enforce their rights and any claim they may have arising under the US federal securities laws. PartyGaming Plc is incorporated in Gibraltar, and all of its officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended, (the ‘Securities Act’) or pursuant to an exemption from such registration. The New Shares to be issued pursuant to the proposed Merger described in this document are not, and will not be, registered under the Securities Act or under the securities laws of any jurisdiction of the United States and will be issued to Existing bwin Shareholders in the United States in reliance on the exemption from registration provided by Rule 802 under the Securities Act and in reliance on available exemptions from any state law registration requirements. Neither the US Securities and Exchange Commission (the ‘SEC’) nor any US state securities commission has approved or disapproved of the securities offered in connection with the Merger, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence. In accordance with the exemption from the registration requirements of the Securities Act, provided by Rule 802 thereunder with respect to the New Shares to be issued in connection with the Merger, PartyGaming Plc will submit to the SEC any informational document it publishes or otherwise disseminates to Existing bwin Shareholders related to the Merger.

Important notices

The statements contained in this document (or incorporated by reference into this document) are made as at the date of this document, unless some other time is specified in relation to them, and the publication or distribution of this document shall not give rise to any implication that there has been no change in the facts contained in this document (or incorporated by reference into this document) since such date. Nothing contained in this document (or incorporated by reference into this document) shall be deemed to be a profit forecast, projection or profit estimate of the financial performance of PartyGaming Plc, the PartyGaming Group, bwin Interactive Entertainment AG, the bwin Group or the Combined Group. No statement in this document should be taken to mean that earnings per Existing PartyGaming Share for the current financial period or earnings per bwin.party Share for future financial periods will necessarily match or exceed the historical or published earnings per Existing PartyGaming Share.

Deutsche Bank AG, London branch (‘Deutsche Bank’), which is authorised under German banking law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the UK Financial Services Authority, is acting as financial adviser and corporate broker to PartyGaming Plc in connection with the Merger and as sponsor to the Combined Group in connection with Admission. Deutsche Bank will not regard any other person (whether or not a recipient of this document) as a client in relation to the Merger or Admission and will not be responsible to anyone other than PartyGaming Plc or the Combined Group for providing the protections afforded to its clients or for the giving of advice in relation to the Merger, Admission or any transaction, matter or arrangement referred to in this document.

McQueen Limited (‘McQueen’), which is authorised and regulated in the United Kingdom by the UK Financial Services Authority, is acting as financial adviser to bwin Interactive Entertainment AG, and no-one else, in connection with the Merger and will not be responsible to anyone other than bwin Interactive Entertainment AG for providing the protections afforded to its clients or for the giving of advice in relation to the Merger or any transaction, matter or arrangement referred to in this document.

Apart from the responsibilities and liabilities, if any, which may be imposed on Deutsche Bank or McQueen by the FSMA or the regulatory regime established thereunder, neither Deutsche Bank nor McQueen accepts any responsibility whatsoever for the contents of this document, including its accuracy or completeness or for any other statement made or purported to be made by it, or on its behalf, in connection with PartyGaming Plc, the PartyGaming Group, bwin Interactive Entertainment AG, the bwin Group, the Combined Group, the bwin.party Shares, the Merger or Admission. Each of Deutsche Bank and McQueen accordingly disclaims all and any liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this document or any such statement.

Forward-looking statements

Certain statements contained in this document constitute forward-looking statements. The forward-looking statements contained in this document include statements about the expected effects of the Merger, the expected timing and scope of the Merger and other statements other than in relation to historical facts. Forward-looking statements include, without limitation, statements typically containing words such as ‘intends’, ‘expects’, ‘anticipates’ ‘targets’, ‘estimates’, ‘believes’, ‘should’, ‘plans’, ‘will’ and similar expressions or statements that are not historical facts are intended to identify those expressions or statements as forward-looking statements. The statements are based on the current expectations of PartyGaming Plc and/or bwin Interactive Entertainment AG and are naturally subject to uncertainty and changes in circumstances. By their nature, forward-looking statements involve risk and uncertainty and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction or waiver of the conditions to the Merger, local and global political and economic conditions, and legal or regulatory developments and changes. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements. Neither PartyGaming Plc nor bwin Interactive Entertainment AG, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied by any forward-looking statements contained herein will actually occur. Other than in accordance with its legal or regulatory obligations (including under the FSMA, the Listing Rules and the Disclosure and Transparency Rules of the UK Financial Services Authority), PartyGaming Plc is not under any obligation, and it expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE PROSPECTUS

The Prospectus dated 23 December 2010 which has been published by PartyGaming Plc in connection with Admission contains certain information relating to the Merger, including risk factors and further details concerning PartyGaming, bwin and the Combined Group. The Prospectus can be viewed at www.partygaming.com and is available for inspection in accordance with paragraph 17 of Part VII of this document. Paragraph 3 of Part VII of this document sets out the sections of the Prospectus which are incorporated by reference into this document.

HELPLINE

If you have any questions relating to this document, the PartyGaming EGM or the completion and return of the white Form of Proxy or the blue Form of Direction, please call

Capita Registrars on

0871 664 0321 (from within the UK) or

+44 20 8639 3399 (from outside the UK)

Lines are open from 9.00 a.m. to 5.00 p.m. (London time) Monday to Friday (except UK public holidays). Calls to the 0871 664 0321 number cost 10 pence per minute from a BT landline. Other network providers’ costs may vary. Calls to the helpline from outside the UK are charged at applicable international rates. Different charges may apply to calls made from mobile telephones. Calls may be recorded and monitored randomly for security and training purposes. The helpline cannot provide advice on the merits of the Merger nor give any financial, legal or tax advice.

TO VOTE ON THE MERGER

The Merger will require approval of the requisite majority of PartyGaming Shareholders at the PartyGaming EGM, which will be held at The Eliott Hotel, 2 Governor’s Parade, Gibraltar on 28 January 2011.

PARTYGAMING ORDINARY SHAREHOLDERS

Whether or not you plan to attend the PartyGaming EGM, please complete the enclosed white Form of Proxy for use in respect of voting on the Resolutions at the PartyGaming EGM on 28 January 2011, so as to be received by Capita Registrars by 1.00 p.m. (London time) on 26 January 2011. If you wish to submit a form of proxy electronically, you should visit the www.partygaming-registrar.com website and select the PartyGaming EGM tab on the left hand side of the page. To be valid electronic proxy instructions must be received by Capita Registrars no later than 1.00 p.m. (London time) on 26 January 2011.

The completion and return of a white Form of Proxy will not prevent you from attending and voting in person at the PartyGaming EGM, or any adjournment thereof, if you so wish and are so entitled.

The white Form of Proxy must be lodged so as to be received by the time mentioned above or it will be invalid.

PARTYGAMING DEPOSITARY INTEREST HOLDERS

If you wish to attend the PartyGaming EGM in person, you must ask the Depositary, Capita IRG Trustees Limited, to appoint you as its corporate representative. A letter of corporate representation can be obtained from the Depositary by emailing custodymgt@capitaregistrars.com or by calling Capita Registrars on:

0871 664 0321 (from within the UK) or +44 20 8639 3399 (from outside the UK)

Lines are open from 9.00 a.m. to 5.00 p.m. (London time) Monday to Friday (except UK public holidays). Calls to the 0871 664 0321 number cost 10 pence per minute from a BT landline. Other network providers’ costs may vary. Calls to the helpline from outside the UK are charged at applicable international rates. Different charges may apply to calls made from mobile telephones. Calls may be recorded and monitored randomly for security and training purposes. The helpline cannot provide advice on the merits of the Merger nor give any financial, legal or tax advice.

If you do not wish to attend the PartyGaming EGM in person, you should take the action set out below.

PartyGaming Depositary Interest Holders who are able to give voting instructions via CREST should do so by completing and transmitting the appropriate CREST message so as to be received by the Depositary’s agent (ID RA10) by 1.00 p.m. (London time) on 25 January 2011.

PartyGaming Depositary Interest Holders who cannot give voting instructions via CREST should either submit a form of direction electronically by visiting the www.partygaming-registrar.com website and selecting the Extraordinary General Meeting tab on the left hand side of the page or complete the enclosed blue Form of Direction for use in respect of voting on the Resolutions at the PartyGaming EGM on 28 January 2011, so as to be received by Capita Registrars by 1.00 p.m. (London time) on 25 January 2011.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Expected timetable to Completion	Time and/or date

Latest time and date for receipt of the blue Form of Direction(1)	1.00 p.m. (London time) on 25 January 2011

Latest time and date for receipt of the white Form of Proxy(1)	1.00 p.m. (London time) on 26 January 2011

bwin EGM	10.00 a.m. (CET) on 28 January 2011

PartyGaming EGM	2.00 p.m. (CET) on 28 January 2011

The following dates are indicative only and subject to change. Please see note (2) below.

PartyGaming Court Hearing to sanction the Merger	15 March 2011

Last day of dealings in Existing bwin Shares	25 March 2011

Last day of dealings in Existing PartyGaming Shares and Effective Date	31 March 2011

Delisting of Existing bwin Shares from the Vienna Stock Exchange	close of trading on 31 March 2011

De-listing of Existing PartyGaming Shares from the London Stock Exchange	8.00 a.m. (London time) on 1 April 2011

Expected Admission and commencement of dealings in bwin.party Shares, Completion	8.00 a.m. (London time) on 1 April 2011

CREST accounts expected to be credited with Depositary Interests in respect of the bwin.party Shares	on or around 1 April 2011

Notes:

(1)	Please see page 5 entitled ‘To vote on the Merger’ and the paragraph ‘PartyGaming EGM and action to be taken’ set out at paragraph 19 of Part I of this document.

(2)

These times and dates are indicative only and will depend, amongst other things, on the dates upon which the Conditions are either satisfied or, if capable of waiver, waived, on the date upon which the Court sanctions the Merger and the date upon which the Court Order is delivered to the Gibraltar Register of Companies for registration. If any of the above times and/or dates are changed, PartyGaming Plc will give notice of the change by issuing an announcement through a Regulatory Information Service.

Subject as provided above, the PartyGaming EGM will be held at The Eliott Hotel, 2 Governor’s Parade, Gibraltar on 28 January 2011.

PART I

LETTER FROM THE CHAIRMAN OF PARTYGAMING PLC

PartyGaming Plc

(incorporated under the Companies Act 1930 of Gibraltar and registered in Gibraltar under No. 91225)

Directors:	Registered and Head Office:

Rod Perry (Chairman)	711 Europort
Jim Ryan (Chief Executive Officer)	Gibraltar
Martin Weigold (Group Finance Director)
Lord Moonie (Senior Independent Director)
Tim Bristow (Independent Non-Executive Director)
Rami Lerner (Non-Executive Director)
23 December 2010

To PartyGaming Shareholders and, for information only, participants in the PartyGaming Share Plans.

Dear PartyGaming Shareholder,

PROPOSED MERGER
OF
PARTYGAMING PLC
AND
BWIN INTERACTIVE ENTERTAINMENT AG

1. Introduction

On 29 July 2010, PartyGaming Plc and bwin Interactive Entertainment AG announced they had agreed the basis of a proposed merger of both companies. The Merger will create the world’s largest listed online gaming business, with pro-forma unaudited net revenues in 2009 from continuing operations, of €696.2 million, pro-forma unaudited Clean EBITDA from continuing operations of €193.7 million, pro-forma unaudited profit after tax from continuing operations of €99.4 million (excluding transaction costs) and pro-forma unaudited net assets of €1,276.7 million as at 31 December 2009 (after consolidation adjustments).

I am writing to give you further details of the Merger, including the background to and reasons for the Merger, and to explain why the PartyGaming Board considers it to be in the best interests of the Company and, accordingly, unanimously recommends that PartyGaming Shareholders vote in favour of the Resolutions to be proposed at the PartyGaming EGM.

2. Description of the Merger

The Merger will be effected by way of a merger by acquisition pursuant to the Cross-Border Mergers Directive (2005/56/EC) in accordance with which, on Completion of the Merger, bwin Interactive Entertainment AG’s assets and liabilities will be transferred to PartyGaming Plc, and bwin Interactive Entertainment AG will be dissolved without going into liquidation. PartyGaming Plc will remain registered in Gibraltar where the central management and operational headquarters of its group of companies following the Merger (the ‘Combined Group’) will also be located. It is proposed that PartyGaming Plc (as the absorbing entity) will be renamed bwin.party digital entertainment plc (‘bwin.party’), conditional upon and with effect from completion of the Merger, to reflect the formation of the Combined Group and its strategy and values. Completion of the Merger is conditional upon, amongst other things, approval by the PartyGaming Shareholders, due to the size of bwin relative to that of PartyGaming Plc. Accordingly, the PartyGaming EGM is to be held at The Eliott Hotel, 2 Governor’s Parade, Gibraltar on 28 January 2011 to consider and, if thought fit, approve the Resolutions. Completion of the Merger is also conditional upon the approval of Existing bwin Shareholders.

In consideration for their agreement to the Merger, Existing bwin Shareholders (whose Existing bwin Shares will be cancelled on Completion) will be issued New Shares in accordance with an Exchange Ratio of 12.23 New Shares for each Existing bwin Share, conditional on the requisite majority of Existing bwin Shareholders having voted in favour of the Merger. Pursuant to relevant Austrian legislation, Existing bwin Shareholders who vote against the Merger at the bwin EGM, have their objection noted in the minutes of the bwin EGM and request cash compensation within one month of the bwin EGM, will not receive any New Shares but will receive cash compensation of €23.52 per Existing bwin Share (‘Cash Compensation’). Other than in the above circumstances, no Cash Compensation will be payable to Existing bwin Shareholders.

Following Completion, and assuming full uptake in the Merger of the New Shares by Existing bwin Shareholders, the Company is expected to be 51.69 per cent. owned by the Existing bwin Shareholders and 48.31 per cent. owned by the PartyGaming Shareholders (based on the undiluted issued share capital immediately prior to the publication of this document and assuming no Existing bwin Shareholders request Cash Compensation in accordance with relevant Austrian legislation). Entitlements to fractions of New Shares will be aggregated and sold in the market, and the proceeds of the sale will be distributed pro rata to those Existing bwin Shareholders who have not requested Cash Compensation.

Under Austrian law, Existing bwin Shareholders would normally be able to try to prevent the implementation of the Merger by challenging the validity of the bwin Resolution approving the Merger (the ‘Merger Resolution’). The ability of the Existing bwin Shareholders to bring such a challenge can, however, be restricted if the PartyGaming EGM passes a resolution agreeing that the Existing bwin Shareholders are able to request the Vienna Commercial Court (Handelsgericht Wien) to review the adequacy of the Exchange Ratio and the Cash Compensation. An appropriate resolution is being proposed to the PartyGaming EGM. Although this resolution, if passed, would limit the risk of challenge to the Merger Resolution, any review process could result in the Vienna Commercial Court ruling that the Company should make an additional payment to former holders of shares in bwin Interactive Entertainment AG. For further information see paragraph 15 ‘Further details of the Merger’ — ‘Merger Plan’ below and ‘Risks relating to the Merger and potential future acquisitions’ — ‘bwin may become subject to appraisal proceedings relating to the level of Cash Compensation or the Exchange Ratio’ in Part II ‘Risk Factors’ of this document.

Based on the closing mid-market price per Existing PartyGaming Share on 28 July 2010, being the last Trading Day prior to the announcement of the Merger, and assuming no Existing bwin Shareholders request Cash Compensation in accordance with relevant Austrian legislation, on Completion the Company will issue New Shares with an aggregate value of approximately £1.1 billion to Existing bwin Shareholders.

The Merger Plan setting out certain further information required by the Cross-Border Mergers Directive is set out in Part IV of this document. The conditions and certain further terms of the Merger are set out in Part V of this document.

In accordance with the provisions of the Cross-Border Mergers Directive, PartyGaming Plc has appointed the Gibraltar company, Deloitte Limited, to consider whether the Exchange Ratio is reasonable. Deloitte Limited has confirmed to PartyGaming Plc that it considers the Exchange Ratio to be reasonable. bwin Interactive Entertainment AG has appointed the Austrian company, Deloitte Audit Wirtschaftsprüfungs GmbH, to consider whether the Exchange Ratio and the Cash Compensation are reasonable. Deloitte Audit Wirtschaftsprüfungs GmbH has confirmed to bwin Interactive Entertainment AG that it considers the Exchange Ratio and Cash Compensation to be reasonable.

The Merger is classified as a reverse takeover transaction for PartyGaming Plc pursuant to the Listing Rules. Accordingly, PartyGaming Plc is seeking the approval of PartyGaming Shareholders for the Merger, and certain other matters in connection with the Merger, at the PartyGaming EGM. In addition, PartyGaming Plc will be required to de-list and re-apply for the listing of the Existing PartyGaming Shares and satisfy the relevant requirements for listing as if the Combined Group were a new applicant. It is therefore anticipated that, in accordance with the Listing Rules, immediately prior to Admission the UK Listing Authority will cancel the listing of the Existing PartyGaming Shares. Applications will be made to the UK Listing Authority and to the London Stock Exchange for the Existing PartyGaming Shares to be readmitted and for the New Shares to be admitted to the Premium Listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities.

Your Board believes the Merger will generate significant strategic, operational and financial benefits that will combine to enhance the Combined Group’s immediate and long-term prospects. The Combined Group will have leading positions in online poker, sports betting, casino and games (in particular bingo). In addition, it is expected that the Combined Group will be able to deliver substantial financial synergies and is expected to be significantly earnings enhancing (before amortisation) for the benefit of all shareholders of the Company. Accordingly, your attention is drawn to the Board’s recommendation to vote in favour of the PartyGaming EGM Resolutions set out in paragraph 16 of this Part I, together with instructions of how to do so, set out in paragraph 19 of this Part I.

Irrevocable undertakings to vote in favour of the Merger have been received from all of the PartyGaming Directors and bwin Directors who hold shares in their respective companies and from certain other shareholders in respect of, in aggregate, 117,490,777 Existing PartyGaming Shares, representing approximately 28.5 per cent. of the issued share capital of PartyGaming Plc, and 5,746,206 Existing bwin Shares, representing approximately 15.9 per cent. of the issued share capital of bwin Interactive Entertainment AG.

3. Information on PartyGaming and bwin

PartyGaming

PartyGaming is a leading listed online gaming business, offering a variety of online games through its integrated systems platform and through a number of secondary brands and alliances. PartyGaming’s customers can play a broad range of games, using multiple languages, multiple-currency options and with the tools to help them have fun and play within their means.

PartyGaming’s key gaming sites are PartyPoker.com, one of the world’s largest online poker rooms according to PokerScout.com, and PartyCasino.com, which the Directors believe is the world’s leading online casino. PartyGaming is also a leader in online bingo having acquired Cashcade the UK market leader, according to BingoPort, with brands such as FoxyBingo.com, CheekyBingo.com and PartyBingo.com. Sports betting is offered through PartyBets.com and Gamebookers.com, while online backgammon is available at PartyGammon.com and financial spread betting and contracts for difference trading at InterTrader.com.

In addition to its business-to-consumer (‘B2C’) offering, PartyGaming also licenses software and services to third parties through its business-to-business (‘B2B’) offering.

PartyGaming Plc listed on the London Stock Exchange in June 2005 and is a constituent member of the FTSE 250 Index series of companies. Regulated and licensed by the Government of Gibraltar and the Alderney Gambling Control Commission and holding licences issued in Italy and France, PartyGaming has over 1,267 employees located in its head office and operations centre in Gibraltar, a business process outsourcing operation in India and operations in Europe, Israel and the United States.

In the year ended 31 December 2009, PartyGaming generated audited total revenue of €310.1 million and audited Clean EBITDA from continuing operations of €94.6 million. As at 30 June 2010, PartyGaming had gross assets of €494.8 million.

Investors should read the whole of this document and, in particular, the sections of the Prospectus listed in paragraph 3 of Part VII, Part VIII and Part IX of this document and not rely solely on the summarised financial information in this Part.

bwin

bwin Interactive Entertainment AG is a leading listed online gaming company with close to 2.4 million active customers in 2009. bwin operates a proprietary multi-label, multi-currency online gaming platform across leading brands in sports betting and poker, rounding out its in-house product portfolio with a proprietary bingo offering as well as online casino and games offerings from third-party suppliers.

bwin is amongst the most well known brands in online gaming, with a high degree of brand awareness across continental Europe built from a strategic sponsorship of key sports. bwin is present at some of the biggest football stadia worldwide, including the premium soccer clubs of Real Madrid and FC Bayern Munich, either as a partner or shirt sponsor. Basketball and motorsport are the other two key pillars of bwin’s sponsorship strategy.

bwin operates labels under gaming licences in Gibraltar for its .com business, and operates country-specific sites under licences issued in Italy, France, Mexico and Argentina. In addition to its B2C business, bwin operates a leading B2B poker network through Ongame Network Limited, its wholly-owned subsidiary. bwin through its wholly owned subsidiary, CQR Payment Ltd., bwin is licensed by the FSA as a payment institution and together with the FSA’s e-money license held by Vincento Payment Solutions Limited, its wholly owned subsidiary, bwin operates its own payment processing and issuing platform for its B2C business and various B2B partners.

Since 27 March 2000, bwin Interactive Entertainment AG has been listed on the Vienna Stock Exchange, and has been a member of the leading Austrian ATX index from July 2000 to January 2002 and since 2001. bwin’s operational business is conducted through subsidiaries and associated companies under various gaming licences, and currently has approximately 1,600 employees in four competence centres (Vienna, Stockholm, Milan and Gibraltar) and several regional offices or representations in Paris, Madrid, Buenos Aires, Beijing and Mexico City.

In the year ended 31 December 2009, bwin generated audited total revenue of €414.0 million and audited Clean EBITDA from continuing operations of €99.1 million. As at 30 September 2010, bwin Interactive Entertainment AG had audited gross assets of €473.5 million.

Investors should read the whole of this document and, in particular, the sections of the Prospectus listed in paragraph 3 of Part VII, Part VIII and Part IX of this document and not rely solely on the summarised financial information in this Part.

4. Background to, and reasons for, the Merger

Since it emerged in the mid-1990s, the online gaming industry has grown strongly in many countries to become a mainstream form of entertainment for millions of adults around the world. Much of this growth has occurred since 2000, supported by a number of factors including accelerated broadband internet penetration, significant investment in consumer marketing by the leading online gaming companies, the adoption of regulatory frameworks by a number of governments and increasing consumer confidence in e-commerce generally. This combination has prompted significant shifts in the shape of both the regulatory and competitive landscapes for online gaming and added impetus to the industry’s expansion. According to H2GC, global online Gross Gaming Yield (being poker, sports betting, casino and other games, and bingo), excluding the US, has grown from an estimated $4.4 billion in 2003 to $18 billion in 2009 and is expected to reach approximately $27.3 billion by 2012.

Whilst the legal status of online gaming in many territories remains unclear, several governments around the world have recognised the popularity of playing real money games online and have begun to take a more active role in creating appropriate regulatory frameworks that seek to promote consumer choice, protect the customer, keep out crime and raise tax revenues. Several governments are also now looking to capitalise on the popularity of online gaming by developing their own consumer offer and generating online revenues directly. In recent months, there have been new proposals for regulatory regimes in a number of countries around the world, including the United States, Canada, Denmark, France, The Netherlands, Ireland, Italy and Spain. On 8 September 2010, the CJEU ruled that the German State Treaty, which confirmed the existing monopoly of lotteries and sports betting and introduced a ban on online gaming in Germany, has failed to pursue the objective of combating the dangers of gambling in a consistent and systematic manner and is therefore in breach of European law. In addition, the European Commission is due to publish a Green Paper on online gaming in early 2011, following which it is expected to conduct a thorough review of the online gaming sector across Europe. As a result of these developments, the Directors believe that the online gaming industry is now entering a new phase of development, one that will contain more regulated territories, each with different requirements where private, publicly-quoted and state-owned gaming operators will be able to compete.

As the scale and profitability of the global online gaming market have increased, certain state-owned gaming businesses have emerged as online competitors and land-based groups have also shifted into the online arena, in addition to regionally-focused, pure online operators and large international online gaming groups. With over 2,000 gaming websites estimated to be operating across multiple jurisdictions, the Directors believe that the online gaming market is poised for consolidation and expects that this is likely to take place over the next few years through customers gravitating to the larger and more popular sites and also through corporate mergers and acquisitions. In this evolving landscape, the prime success drivers historically have included first-mover advantage, customer liquidity, attractive and scalable technology, innovative marketing campaigns, experienced management, and products that are available via multiple distribution channels, in multiple languages and currencies. The increasing scale and complexity of the online gaming market means that the most successful online gaming companies of the future are likely to have all of these attributes.

It is against this background that the Directors believe that the Merger represents a transformational opportunity for both PartyGaming and bwin and their respective shareholders. By combining their complementary skills and businesses, the Merger will create:

•	The world’s largest listed online gaming business

•

At the time of the Merger, the Combined Group would be the world’s largest listed online gaming business with market-leading positions in each of its four product verticals: poker, sports betting, casino and games and in particular bingo.

• Before synergies, the Combined Group would have pro forma 2009 unaudited net revenue of €696.2 million and pro forma unaudited Clean EBITDA from continuing operations of €193.7 million.

•	A well-balanced revenue base by product, territory and channel

• The geographic spread and product mix of PartyGaming and bwin are highly complementary and, as a result, the combination of both businesses will create a well-balanced revenue mix.

•

Based on 2009 pro forma net revenue, the Combined Group’s top five geographic markets were Germany (25.5 per cent. of net revenue), United Kingdom 10.3 per cent. of net revenue), Canada (9.0 per cent. of net revenue), Italy (6.5 per cent. of net revenue) and The Netherlands (6.0 per cent. of net revenue).

•

Based on 2009 pro forma net revenue, the Combined Group’s split by product vertical was as follows: poker (34.2 per cent. of net revenue), sports betting (28.8 per cent. of net revenue), casino and other games (33.7 per cent. of net revenue) and bingo (3.3 per cent. of net revenue).

•	In addition to large B2C operations, the Combined Group will be well-positioned to develop further its B2B offering to international corporate customers and governments

•	Estimated gross annualised pre-tax synergies of approximately €55 million

•

The Directors believe that the Combined Group should be able to achieve gross pre-tax cost synergies (before amortisation) of approximately €42 million per annum, through inter alia the removal of duplicated costs, scale economies of purchasing, and cross-fertilisation of best-of-breed practices.

•

The Directors also believe that meaningful net revenue synergies of at least €13 million per annum will also be available through, inter alia, cross-selling best-of-breed games across both PartyGaming’s and bwin’s customer bases, by achieving similar gross win margins on PartyGaming’s sports betting business as is achieved by bwin, through exploiting new distribution channels such as mobile phones and from improved international coverage that is likely to prove important in winning B2B contracts in new markets.

• It is estimated that the realisation of these synergy benefits will be phased over the two year period following Completion with approximately three quarters of all synergies expected to be achieved in the first full financial year following Completion, namely in 2012. Further details regarding the sources and basis of preparation of these synergies are set out under ‘Sources of synergy and merger benefits’ in Part 6 ‘Operating and Financial Review’ of the Prospectus which is incorporated by reference into this document.

•	One of the largest pools of customer liquidity in online peer-to-peer games

•

Greater customer liquidity should create a network effect, improving the customer appeal of the Combined Group’s poker and bingo products and should also help to create even larger progressive jackpots in casino and bingo games.

• A large sports betting customer base is also important as it ensures a well-balanced portfolio of risk, reducing gross win volatility and ensuring that odds offered are competitive.

•	A large pool of executive talent

•

As the online gaming market has expanded so the need for highly-skilled executives has also increased. The management teams of both PartyGaming and bwin are already recognised as two of the most experienced in the industry. By combining these two teams, it is expected that the Combined Group will become a first choice for the industry’s most talented executives and this could further improve the Combined Group’s ability to innovate and expand. Further details of the proposed board of the Combined Group are set out Part 3 ‘Directors, and Corporate Governance’ of the Prospectus which is incorporated by reference into this document.

•

Upon completion of the Merger it is proposed that Simon Duffy will be appointed as the new independent non-executive Chairman of the Company. Further details on Mr. Duffy and the other Directors are set out in Part 3 ‘Directors, and Corporate Governance’ of the Prospectus which is incorporated by reference into this document.

•	A strong and stable capital structure

• The Combined Group will benefit from a strong balance sheet, which will enable it to further drive growth in a highly competitive market.

•

Given its scale and improved balance of revenue in terms of product and territorial mix, the Directors expect that the Combined Group will be well-placed to access the capital markets to fund further investment and development.

•	Opportunities for continued market consolidation

•

As the regulatory reform of the online gaming industry continues, the Directors expect that acquisitions in certain newly regulated or to-be-regulated jurisdictions may be preferable to new investment as a means to gain meaningful market share. The scale benefits of the Merger will mean that the Combined Group will be in an excellent position to further consolidate the online gaming industry, leveraging its strong balance sheet, cashflow and management expertise.

•	Well-positioned to enter potential new markets, including the United States

•

In addition to being a market leader in sports betting, casino and games and bingo, the Combined Group will have a particular strength in online poker, (which the Directors believe will be one of the major growth areas in new potential markets, such as the US, through its management expertise, ownership of proven and scalable technology and strong brands:

• PartyPoker.com is one of very few poker networks to have hosted over 100,000 concurrent players;

• ownership of PartyPoker.com, World Poker Tour and pokerroom.com, three of the most recognised poker brands in the world;

	•	a database of over 12 million poker players in the US;

	•	a planned partnership with an existing US licensed gaming operator; and

	•	management expertise and experience of the US poker market.

•

PartyGaming, bwin, their respective Principal Shareholders and certain of their directors have entered into a Regulatory Process Agreement under which, if required by any regulatory body as a pre-condition of licensing, they have agreed to take appropriate steps in certain circumstances in order to satisfy such licensing requirements (which may include the disposal of some or all of their shares in the Company).

5. Objectives and strategy of the Combined Group

The Directors’ immediate focus following Completion will be to ensure that the Combined Group’s existing businesses continue to perform as expected and that the synergies identified in connection with the Merger and discussed under ‘Sources of synergy and merger benefits’ of Part 6 ‘Operating and Financial Review’ of the Prospectus are realised as planned. The Combined Group’s main long-term strategy will be to attain and expand market leadership in online gaming, and will reflect core elements of both PartyGaming’s and bwin’s current business strategies. The Directors believe that by exploiting its scale, breadth of products and strong brands, the Combined Group will be able to secure strong market positions in key regulated markets, which should, in turn, deliver revenue growth.

The core elements of the Combined Group’s business strategy are to:

Focus on regulated and to-be-regulated markets

The regulatory landscape for the online gaming industry has evolved rapidly in recent years. While the enactment of the Unlawful Internet Gambling Enforcement Act (‘UIGEA’) in the United States in October 2006 was a major setback for the online gaming industry, recent developments in Europe and the United States have generally been much more positive.

In the European Union, in addition to the United Kingdom, there are now regulatory regimes for online gaming in both Italy and France, where both PartyGaming and bwin are licensed. It is expected that Denmark will also introduce a regulatory framework for online gaming in 2011 and other European countries, such as Germany, Greece, The Netherlands and Spain are expected to follow suit. The Directors will continue to promote the merits of a regulatory framework and believe that the positive impact on revenue of moving to regulated regimes in these countries, where licensed online gaming operators will be able to market their authorised products freely for the first time, could be significant.

It is against this background that the Directors believe by focusing on regulated and to-be-regulated markets, the Combined Group will be able to leverage its scale, brand strength and large customer base.

Organise the Combined Group along key product verticals

To compete effectively in all four of the Combined Group’s key product verticals, the Directors believe that it is vital that the Combined Group’s operational management teams have full profit and loss responsibility for their respective business area. As a result, the Combined Group will be organised along key product verticals: poker, sports betting, casino and games and bingo. The Combined Group’s ultimate objective will be to offer each product vertical through its own technology platform, one that draws upon the best elements of the existing poker, sports betting, casino and games and bingo platforms that currently exist within PartyGaming and bwin.

Deliver the best customer experience and build confidence in core brands

For many years, the philosophy of delighting the customer has been a key focus area for both PartyGaming and bwin. As markets become regulated and new competitors emerge, aggressive marketing campaigns on their own will not be enough to succeed in the online gaming industry. The Combined Group’s strategy is to continue to deliver an attractive and competitive customer experience to build confidence in its core brands and to establish meaningful market share in all key markets and across all four product verticals.

Leverage the Combined Group’s market leading B2C offer in all product verticals

Over the past few years, both PartyGaming and bwin have built meaningful B2B offerings that have delivered complementary sources of revenue to their respective B2C franchises. Following Completion, the Combined Group will continue to build its combined B2C service, which is expected to continue to represent the vast majority of the Combined Group’s revenue.

Expand B2B and business-to-government (‘B2G’) revenue streams

Whilst B2C revenues will remain the Combined Group’s key area of focus, the Directors believe that the expected opening of a number of new regulated online gaming markets, in conjunction with a limited pool of potential suppliers of B2B services, will provide the Combined Group with an excellent opportunity to expand its B2B and B2G revenue streams. The Combined Group’s objective will be to focus on securing large strategic customers that can make a meaningful difference to the Combined Group’s liquidity in one or more regulated or to-be-regulated markets.

Position the Combined Group to enter the US market

Despite the enactment of the UIGEA, the United States remains one of the world’s largest online gaming markets. As discussed under Part 4 ‘Regulatory, Fiscal and Corporate Matters’ of the Prospectus which is incorporated by reference into this document, a number of legislative proposals are currently being considered at both the federal and state level in the United States that, if enacted, could see online poker regulated, licensed and taxed in the United States. As a result, both PartyGaming and bwin are continuing, and the Combined Group will continue, to prepare to enter the US market. These preparations include active discussions with a number of US-licensed gaming companies with a view to securing a joint venture partner to help monetise the Combined Group’s strong brands, technology platform and online gaming expertise in the United States, should the requisite legislation be enacted.

Exploit new distribution channels

The development of new channels, such as through new mobile telecommunications devices, will be a further element of the Combined Group’s strategy. New technologies have brought new distribution opportunities, as was the case with the development of so-called ‘smart phones’. New technologies and devices are expected to further promote the popularity of mobile gaming.

Invest in future development through dedicated innovation teams

To ensure that the Combined Group remains at the forefront of innovation whilst not distracting resources from the continued development of the Combined Group’s core business, the Directors will propose to invest in a dedicated new fund to act as an incubator for investing in and developing new products, technologies and other value-accretive projects that, if successful, can then be added to one of the main product verticals. The new fund will draw upon the expertise of some of the most entrepreneurial and innovative employees across the Combined Group.

Develop long-term partnerships with sports organisations

Sport is a key part of the social fabric of many countries. Given the current strong links between the betting industry and many sports, the Combined Group plans to develop close relationships and partnerships with major sporting organisations around the world. This is expected to not only help to build and improve understanding of the sports betting industry among sporting organisations but also to help to preserve integrity in sport.

Participate in further consolidation of the online gaming sector

The Directors believe that further consolidation opportunities may present themselves as additional national online gaming markets become regulated and regional champions emerge. While the Combined Group intends to secure meaningful market share in all new major regulated national markets through new development activities, this growth may be further complemented through acquisitions.

Recycle surplus software and infrastructure

By combining two of the world’s largest online gaming groups, the Directors believe that certain software and associated supporting infrastructure within the Combined Group is likely to become surplus to requirements. Rather than incurring the costs associated with closing down such technology and resources, the Directors believe that there may be scope to package certain of these assets and realise value for them through a sale of either a minority stake or 100 per cent. of their associated equity.

6. The Combined Group Board

The Boards of PartyGaming and bwin have agreed a balanced management structure for the Combined Group including a strong and experienced executive management team complemented by non-executive directors, drawing upon the considerable management strength of both groups.

The Board of the Company will comprise:

Name	Combined Group position	Current position

Simon Duffy	Chairman(1)	New Appointment
Jim Ryan	Joint Chief Executive Officer	PartyGaming CEO
Norbert Teufelberger	Joint Chief Executive Officer(1)	bwin Co-CEO
Martin Weigold	Chief Financial Officer	PartyGaming Group Finance Director
Joachim Baca	Chief Operating Officer(1)	bwin COO
Per Afrell	Independent Non-Executive Director(1)	Member of bwin Supervisory Board
Manfred Bodner	Non-Executive Director(1)(3)	bwin Co CEO
Tim Bristow	Independent Non-Executive Director	PartyGaming Director
Helmut Kern	Independent Non-Executive Director(1)	Member of bwin Supervisory Board
Rami Lerner	Non-Executive Director(2)	PartyGaming Director
Lewis Moonie	Independent Non-Executive Director	PartyGaming Director
Rod Perry	Deputy Chairman and Senior Independent Director	PartyGaming Chairman
Georg Riedl	Non-Executive Director(1)	Member of bwin Supervisory Board

(1)	Appointment conditional on Completion.

(2)	Appointment pursuant to the PartyGaming Relationship Agreement.

(3)	Appointment pursuant to the bwin Relationship Agreement.

Manfred Bodner, Rami Lerner (who was nominated to the PartyGaming Board by the Principal PartyGaming Shareholders) and Georg Riedl (who is a director of Androsch Privatstiftung, bwin Interactive Entertainment AG’s largest shareholder) will be considered non-independent for corporate governance purposes.

The current service agreements of the PartyGaming Directors will remain in place subject to certain amendments being implemented on Completion to bring them in line with the service agreements for Norbert Teufelberger and Joachim Baca. The current service agreements of Norbert Teufelberger and Joachim Baca will be superseded on Completion with new service agreements with the Company and Per Afrell, Manfred Bodner, Helmut Kern and Georg Riedl. Rod Perry and Lord Moonie will also enter into new letters of appointment reflecting their changing roles on Completion. Details of the key terms of the service agreements and letter of appointments of the Combined Group Board are summarised in Part VII ‘Additional Information’.

However, subject to a material change in the holdings of bwin’s largest shareholder, Androsch Privatstiftung, following Completion, the Board will initially not comply with the recommendation of the UK Corporate Governance Code relating to Board Independence, because it will have five independent directors excluding the Chairman and initially seven non-independent directors.

While the Board will not at first comply with these provisions of the UK Corporate Governance Code relating to board composition, the Board intends to comply in all material respects with the UK Corporate Governance Code by 31 December 2011. In the event that bwin’s largest shareholder, Androsch Privatstiftung, sells down its shareholding prior to Completion to the extent that Androsch Privatstiftung does not hold a minimum of three per cent. of the Company’s voting share capital, then the Board will regard Georg Riedl as being independent on appointment. In this circumstance, excluding the Chairman, the Board will have six independent directors and six non-independent directors and therefore the Company will comply on Completion with the UK Corporate Governance Code relating to board composition.

7. Management and employees

Great importance is attached to the skills and expertise of the management and employees of both PartyGaming and bwin. The PartyGaming Board believes that the increased size and strength of the Combined Group will offer attractive career prospects and that the future growth of the Combined Group will provide greater future employment opportunities for its employees. However, both PartyGaming and bwin recognise that in order to achieve the planned benefits of the Merger, some operational restructuring will be required following Completion. In the event that such restructuring entails reductions in staffing, any compulsory redundancies will be minimised through re-deployment and normal staff turnover. In any event, the employment rights of any staff affected will be respected in full.

8. PartyGaming Share Plans

Information on the effect of the Merger on options and awards held under the Existing PartyGaming Share Plans is set out at paragraph 10.6 of Part 9 of the Prospectus and is incorporated by reference into this document. Participants in the PartyGaming Share Plans will be contacted separately regarding the actions they can take in respect of these options and awards.

Reflecting the increased scale and breadth of operations, the Company intends to introduce a revised remuneration policy for executive directors, senior management and other employees of the Combined Group following Completion. The Remuneration Committee has developed these proposals with the assistance of independent remuneration consultants, and has consulted with the Company’s major shareholders on the key elements of the proposals prior to finalising them.

In connection with the implementation of the revised remuneration policy, the approval of PartyGaming Shareholders will be sought for the introduction of two executive share plans, comprising the Bonus Banking Plan and the Value Creation Plan and two employee share plans, comprising the Bonus and Share Plan and the Global Share Plan. The PartyGaming and bwin directors consider that the introduction of the executive and employee Share Plans is integral to the implementation of the Merger in terms of executive and employee incentivisation, and in accordance with the provisions of the Merger Implementation Agreement bwin is exercising its right to require that the Merger will not become effective if the resolutions approving the Share Plans are not duly passed.

Benefits under the PartyGaming Share Plans are not pensionable.

The Bonus Banking Plan

Under the Bonus Banking Plan, performance targets will be measured at the end of each of three one-year performance periods (referred to as a ‘measurement date’). Depending on the extent to which the performance targets have been met, an amount may be credited (or debited) to the participant’s bonus account on the measurement date. 50 per cent. will be credited in the form of bwin.party Shares and 50 per cent. in cash. Shortly after each measurement date an amount equal to half of the balance of the bonus account will be paid to the participant. After four years, provided generally that the participant remains in employment, the balance of any cash will be paid out and the balance of any bwin.party Shares transferred to the participant.

The Value Creation Plan

Under the Value Creation Plan participants will be granted a right to receive an award over bwin.party Shares (in the form of a nil-cost option or a conditional share award) with a value equal to their allocated percentage of the Value Creation Plan pool. The size of the Value Creation Plan pool will be linked to the value created for shareholders, taking into account the increase in share price, the dividends paid and share buy-backs, over three one-year performance periods, in excess of a hurdle amount. Half of the award will vest at the end of the third performance period and the remaining half will vest one year later, provided generally that the participants remain in employment. In the case of the nil-cost options, they will remain exercisable for ten years from the date of the grant.

The Bonus and Share Plan

Under the Bonus and Share Plan, participants will receive a bonus depending on the extent to which the performance targets have been met. A portion of the bonus will be paid in cash and a portion will be deferred in the form of a right to acquire bwin.party Shares, either in the form of an option or a conditional award of bwin.party Shares).

The performance targets will be measured at the end of a one year performance period. The bwin.party Shares will vest on a date set by the Board and which may be up to three years after the end of the performance period.

The Global Share Plan

The Global Share Plan offers three ways to provide bwin.party Shares to employees: (i) free bwin.party Shares; (ii) bwin.party Shares purchased using contributions from employees; and (iii) free matching bwin.party Shares. The Board has power to decide which, if any, of these types of award should be used.

The Board has the power to set up plans based on the Global Share Plan. It is intended that in the UK HMRC approval for the Global Share Plan will be sought to enable UK participants to enjoy the tax benefits attaching to this plan. PartyGaming approval is also being sought for the establishment of a plan similar to the Global Share Plan, to operate in the US as required under the regulations applying to such plans. The Global Share Plan operates in conjunction with a trust, which will hold shares on behalf of employees. Further information on the Combined Group’s revised remuneration policy, and a summary of each of the New Share Plans is set out in Part VI ‘Revised remuneration policy and New Share Plans’.

In addition, the Company will introduce the Rollover Option Plan to effect the grant of rollover options over bwin.party Shares to replace options granted under the bwin Option Plans. As this new plan will be operated on a one-off basis to effect the compulsory rollover of these options, the relevant approval will be included as part of the resolution to approve the Merger.

9. Financial effects of the Merger

On a pro forma basis and assuming that Completion of the Merger had occurred on 31 December 2009, the Combined Group would have had net assets of €1,276.7 million (based on the net assets of the PartyGaming group as at 31 December 2009 and the bwin group as at 31 December 2009 and after consolidation adjustments) as more fully described in Part IX of this document.

On a pro forma basis and assuming that Completion of the Merger had occurred on 1 January 2009, the Combined Group would for the year ended 31 December 2009 have had profit before tax from continuing operations of €94.6 million (based on the profit before tax from continuing operations of €57.4 million for PartyGaming and €49.4 million for bwin for the year ended 31 December 2009, and the write-off of €12.2 million of transaction costs associated with the merger), as more fully described in Part IX of this document.

Summary historical financial information

PartyGaming

The following tables set forth summary financial information for PartyGaming for the periods indicated:

PartyGaming consolidated statement of comprehensive income data	Years ended 31 December			Six months ended 30 June
	2007	2008	2009	2009	2010
	(€ million) (audited)			(€ million) (unaudited)
Continuing operations(1)
Poker	205.0	190.4	136.8	71.2	64.4
Sports betting	11.2	12.4	13.2	5.4	10.2
Casino and other games	99.1	121.6	136.3	62.1	76.4
Bingo	2.9	4.2	22.8	1.2	25.8
Total net revenue from continuing operations	318.2	328.6	309.1	139.9	176.8
Other revenue	12.6	—	1.0	—	3.7
Unallocated corporate	—	—	—	—	0.7

Total revenue	330.8	328.6	310.1	139.9	181.2
Profit before tax	4.7	57.3	57.4	26.4	22.8
Profit after tax from Continuing operations	9.7	54.1	53.3	24.5	20.3
Profit (loss) after tax from Discontinued operations	19.3	(7.6)	(71.8)	(71.0)	(0.6)
Total comprehensive income (expense) for the period attributable to the equity holders of the parent	30.5	44.6	(19.7)	(46.1)	31.1

PartyGaming Clean EBITDA(2) data	Years ended 31 December			Six months ended 30 June
	2007	2008	2009	2009	2010
	(€ million) (audited)			(€ million) (unaudited)
Clean EBITDA from Continuing operations
Poker	43.4	52.9	29.7	18.0	8.4
Sports betting	2.4	3.5	4.0	1.0	3.4
Casino and other games	29.0	45.7	51.7	25.0	24.3
Bingo	1.3	0.2	9.1	0.1	6.8
Unallocated corporate	(0.1)	1.4	0.1	(0.4)	1.0

Total Clean EBITDA from Continuing operations	76.0	103.7	94.6	43.7	43.9
Clean EBITDA from Discontinued operations	(17.2)	(7.6)	(0.6)	(0.5)	—

Total Clean EBITDA	58.8	96.1	94.0	43.2	43.9

(1)

Following the US Congress’s enactment of the Unlawful Internet Gambling Enforcement Act (‘UIGEA’) on 13 October 2006, PartyGaming terminated its offering to players in the United States and classified these operations as ‘Discontinued operations’.

(2)

Clean EBITDA represents earnings before interest, tax, depreciation, amortisation, the provision for costs associated with PartyGaming’s non prosecution agreement (‘NPA’) dated 6 April 2009 with the US Attorney’s Office for the Southern District of New York (‘USAO’), reorganisation income and costs, non-cash adjustments to net revenue that are non-recurring in nature, non-cash charges relating to share based payments and exchange gains and losses.

The definition of Clean EBITDA has been adjusted from that used in PartyGaming’s previous annual and interim accounts to also exclude exchange gains and losses, on the basis that this is the calculation methodology that will be adopted in future reporting by the Combined Group.

Clean EBITDA figures within the historical financial information for the years ended 31 December 2007, 2008 and 2009 included in this document have been prepared under the new basis of calculation of Clean EBITDA, and have therefore been directly extracted for inclusion in the Clean EBITDA table above.

Clean EBITDA figures within the interim accounts for the six months ended 30 June 2009 and 2010, incorporated by reference in this document, were prepared under the old basis of calculation of Clean EBITDA. The figures disclosed in the Clean EBITDA table above for the six months ended 30 June 2009 and 2010 have therefore been adjusted to exclude exchange gains and losses.

bwin

The following table sets forth summary financial information for bwin for the periods indicated:

Consolidated statement of comprehensive income-bwin	Years ended 31 December			Nine months ended 30 September
	2007	2008	2009	2009	2010
	(€ million) (audited)			(€ million) (unaudited)	(€ million) (audited)

Continuing operations
Poker	76.2	83.2	101.0	67.5	86.7
Sports betting	143.6	178.7	188.0	124.9	177.4
Casino and Other Games	77.3	90.2	98.2	72.3	79.4

Net revenue	297.2	352.1	387.2	264.7	343.5
Other revenue	42.5	44.1	26.9	24.4	5.8

Total revenue	339.7	396.2	414.0	289.1	349.4

Profit (loss) before tax	56.3	(13.6)	49.5	29.9	5.9
Profit (loss) after tax from Continuing operations	50.4	(12.8)	46.1	26.9	7.2
Total comprehensive (expense) income for the year	50.1	(18.0)	49.3	30.2	10.0
Of which attributable to:
Parent company equity holders	50.1	(18.0)	49.4	30.2	11.5

Non-controlling interests	—	—	(0.1)	—	(1.5)

10. Summary pro forma financial information

The following tables provide a summary pro forma unaudited consolidated statement of comprehensive income data for the Combined Group as if the Merger had occurred on 1 January 2009 and summary pro forma net assets information for the Combined Group as if the Merger had occurred on 31 December 2009:

Pro forma comprehensive income of the Combined Group for the year ended 31 December 2009 (€ million) (unaudited)

Continuing operations
Total revenue	724.1
Gross profit	705.9
Profit from operating activities (after transaction costs)	93.1
Profit before tax (after transaction costs)	94.6
Profit after tax from Continuing operations (after transaction costs)	87.2

Pro forma net assets of the Combined Group as at 31 December 2009 (€ million) (unaudited)
Total assets	1,753.3
Total liabilities	476.6
Total net assets	1,276.7

Investors should read the whole of this document and, in particular, the sections of the Prospectus listed in paragraph 3 of Part VII, Part VIII and Part IX of this document and not rely solely on the summarised financial information in this Part.

11. Emphasis of matter

An ‘emphasis of matter’ paragraph indicates a significant uncertainty or other matter which is disclosed appropriately in the notes forming part of the relevant financial statements, but which a company’s auditors consider to be significant or important enough to warrant a mention in their auditors’ reports.

PartyGaming

Whilst unqualified, the auditors’ reports on PartyGaming’s published historical audited consolidated financial statements for the years ended 31 December 2007 and 2008 included an emphasis of matter paragraph, drawing the attention of readers of those financial statements to the PartyGaming Directors’ disclosures in respect of the residual risk of adverse action arising from PartyGaming having had customers in the United States prior to the enactment of the UIGEA.

Given PartyGaming’s entry into the NPA with the USAO on 7 April 2009, no emphasis of matter paragraph was considered necessary in the auditors’ report on PartyGaming’s published historical audited consolidated financial statements for the year ended 31 December 2009 or in the accountant’s report from PartyGaming’s reporting accountants included in the Prospectus in respect of PartyGaming’s restated audited consolidated historical financial information for the years ended 31 December 2007, 2008 and 2009.

bwin

As at the date of the auditors’ report for bwin’s published historical consolidated financial statements for the year ended 31 December 2009, administrative and court proceedings were pending against bwin in several countries that represent important markets for bwin. In Germany, several federal states (particularly Bavaria, Baden-Württemberg and North Rhein-Westfalia) had issued injunctions against bwin Interactive Entertainment AG, bwin International Ltd. and bwin e.K. At as the date of the auditors’ report, it was considered that potential penalty payments imposed in Germany could have a negative effect on the assets and liabilities, financial position and results of operations of bwin if bwin did not prevail in the relevant proceedings. In addition, if bwin e.K.’s trade license were to become invalid, it was considered that this could also have a negative effect on the assets and liabilities, financial position and results of operations of bwin.

In addition, bwin Interactive Entertainment AG has been subject to a tax audit by the Austrian tax authorities since 2007. The main subject of the audit is the relationship between the bwin Interactive Entertainment AG and its subsidiaries with respect to services provided to these subsidiaries. The Austrian tax authorities claim that bwin had a so-called permanent establishment (Serverbetriebsstätte) in Austria for VAT purposes, by virtue of operating data processing centres in Vienna, notwithstanding the absence of significant characteristics of such permanent establishment as required by the CJEU.

The inclusion of the emphasis of matter paragraph in the auditors’ opinion on bwin’s published historical consolidated financial statements for the year ended 31 December 2009 was consistent with the inclusion of the paragraph in the auditors’ opinions on bwin’s published historical consolidated financial statements for the years ended 31 December 2007 and 2008.

As part of the preparation of bwin’s consolidated financial statements for the nine months ended 30 September 2010, bwin sought and obtained advice and opinions from its legal and tax advisers in relation to the above-discussed legal and tax matters. There have been developments in relation to these legal and tax matters during 2010, which were discussed with bwin’s auditors. In particular, in relation to administrative and court proceedings in Germany:

•	the legal position in Germany has been further clarified, principally driven by the CJEU judgements on 8 and 9 September 2010, which confirmed the legal position that bwin had held;

•	following the CJEU judgments, one German federal state has withdrawn its fine against bwin; and

•

bwin’s management has obtained legal advice that the CJEU judgements reduce the likelihood of success in any findings against bwin in relation to Germany. As a result, management considers it probable that many of the administrative and court proceedings against bwin will be dropped.

For more information about the CJEU’s judgments and the legal and administrative proceedings in Germany, see paragraph 9.4 of Part VII of this document.

In relation to the Austrian tax audit involving bwin Interactive Entertainment AG:

•

on 2 June 2010, bwin received a report of the Austrian government tax auditor, which, for the first time, detailed the relevant legislation and the reasoning on which the tax authorities were basing their case;

•

bwin’s management received external legal advice in relation to the Austrian tax audit and as a result the directors of bwin Interactive Entertainment AG believe they have a robust defence against each of the specific points raised by the tax authorities; and

•	on the basis of this legal advice, bwin Interactive Entertainment AG lodged an appeal against the Austrian tax authorities on 20 July 2010.

For more information about the Austrian tax dispute, see paragraph 9.2 of Part VII of this document.

As a result of the discussions with management of bwin and the advice and opinions received from legal and tax advisers, bwin’s auditors believe that it was appropriate to remove the emphasis of matter paragraph from its auditors’ report for the nine months ended 30 September 2010. Also in light of these developments, no emphasis of matter paragraph was considered necessary in the accountant’s report included in this document in respect of bwin’s audited consolidated historical financial information for the nine months ended 30 September 2010 and its restated audited consolidated historical financial information for the years ended 31 December 2007, 2008 and 2009.

12. Sources of synergy and merger benefits

The discussion below contains forward-looking statements that reflect the Directors’ current judgment regarding conditions that are expected to exist following Completion and the course of action the Combined Group may take in the future. Even though the Directors believe their expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. The assumptions below rely on management’s operational analysis and expectations for the operating performance of the Combined Group based on the historical operating performance of PartyGaming and bwin, the expectations described below and historical costs associated with PartyGaming’s and bwin’s operations. Factors beyond the control of the Combined Group might cause actual results to vary materially from the expectations set forth below. These factors are described under ‘Risk Factors’ and ‘Presentation of Information – Information regarding forward-looking statements’ in the Prospectus, which is incorporated by reference into this document. The prospective synergy and merger benefits discussed below reflect the Directors’ current judgment and should not be relied upon as being necessarily indicative of future results, and the reader is cautioned not to place undue reliance on this prospective financial information.

This discussion regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that the Combined Group’s future earnings per share will necessarily match or exceed the historical published earnings per share of PartyGaming or bwin.

Overview

The Directors have identified a number of potential cost savings and potential revenue enhancement opportunities from the Merger totalling €55 million per year, including €42 million of cost savings and €13 million of revenue synergies per year with approximately three quarters of these savings and synergies expected to be achieved in the first full financial year following completion of the Merger.

A summary of the key sources of these potential synergies, both cost savings and revenue enhancement, of the mergers is summarised below.

Sources of potential cost savings

Platforms and infrastructure: both PartyGaming and bwin have developed and own market-leading proprietary gaming software and technology platforms, which are supported by large software development teams. By rationalising each product vertical onto a single platform, terminating contracts for the provision of duplicate third-party software and relocating a number of technology development roles to lower-cost locations, the Combined Group expects to achieve significant savings through lower employment costs and the redeployment of surplus technology and other assets.

Corporate, overheads and shared services: operational leverage in the area of customer services, coupled with the rationalisation of common head office functions and overheads, is expected to result in meaningful cost savings for the Combined Group, as less resources will be needed to cover the necessary tasks performed by the Combined Group.

Marketing and procurement: the scale of the Combined Group’s marketing spend in a number of territories is expected to result in several significant procurement benefits. In addition, by focusing marketing spend on the most popular brands by territory, the Combined Group expects to achieve marketing savings without any significant reduction in total revenue.

Payments: bwin’s payments infrastructure is connected directly to credit card acquirers, whilst PartyGaming currently uses three payment-service providers to connect to credit card acquirers. Merging the Combined Group onto bwin’s payments system is expected to result in significant savings as well as facilitating a reduction in pricing for a number of existing payment-processing contracts.

Rationalisation of duplicated software and associated services: as an alternative to abandoning surplus software and closing down the associated supporting infrastructure, opportunities may exist for the Combined Group to realise value for theses assets by packaging them and attracting a third-party investor for part or all of the associated equity.

Sources of potential revenue benefits

Improved margins in sports betting and casino: bwin has consistently delivered superior gross win margins in live betting compared to PartyGaming, because of bwin’s better risk management tools and systems. Whilst moving PartyGaming’s customers to the bwin sports betting platform may reduce revenue through migration losses, the higher margin achieved on both live and pre-match betting should more than compensate for this reduction. Similarly, the average yield per customer on PartyGaming’s PartyCasino platform is significantly higher than on bwin’s casino platform. By switching bwin’s casino customers onto the PartyCasino platform, bwin’s casino yield is expected to increase.

Improved cross-sell rates between sports betting and poker: bringing together bwin’s market-leading sports betting platform with the Combined Group’s large poker network is expected to result in meaningful revenue synergies.

Network effect from combining poker liquidity: even allowing for an assumed 15 per cent. leakage from the combined poker base following the merger of bwin’s and PartyGaming’s poker platforms, the significant increase in overall customer liquidity and the ability to offer more games and tournaments is expected to deliver net positive synergy benefits.

Introduction of side games onto bwin poker: when PartyGaming introduced blackjack onto the PartyPoker platform in October 2005, there was a meaningful increase in total customer yield. Even assuming that the uplift of switching bwin’s casino customers onto the PartyCasino platform is a proportion of that achieved by PartyGaming, the impact could still be significant.

13. Current trading

PartyGaming

In a pre-close trading update issued on 17 December 2010, PartyGaming confirmed that revenues in the fourth quarter had enjoyed their usual seasonal upturn. Casino had performed particularly strongly with double digit revenue growth over the third quarter, although currency movements meant that the uplift in poker had been less pronounced than usual. Clean EBITDA margins were expected to be in line with PartyGaming’s previous guidance for 2010 of between 27 per cent. and 28 per cent.

bwin

In the period between 30 September 2010 and 12 December 2010, bwin’s average gross revenues per day increased 5.7 per cent. to €1,420,000 compared to €1,340,000 in the third quarter of 2010. For additional information on bwin’s current trading, please see paragraph 11 of Part VII of this document.

14. Dividends and dividend policy of bwin.party

bwin.party dividend policy has not yet been determined and will be decided by the Board after Completion, taking into account the balance between investor expectations and the capital demands required to promote the Combined Group’s organic growth strategy and engage in future acquisition opportunities.

15. Further details of the Merger

The Merger will be effected by way of a merger by acquisition pursuant to the Cross-Border Mergers Directive, in accordance with which, at Completion, all of bwin Interactive Entertainment AG’s assets and liabilities will be transferred to PartyGaming Plc and bwin Interactive Entertainment AG will be dissolved without going into liquidation. PartyGaming Plc, renamed bwin.party, will remain registered in Gibraltar where the central management and operational headquarters of the Combined Group will also be located.

In consideration for their agreement to the Merger, Existing bwin Shareholders (whose Existing bwin Shares will be cancelled on Completion) will be issued New Shares in accordance with an Exchange Ratio of 12.23 New Shares for each Existing bwin Share, conditional on the requisite majority of Existing bwin Shareholders having voted in favour of the Merger. Pursuant to relevant Austrian legislation, Existing bwin Shareholders who vote against the Merger at the bwin EGM, have their objection noted in the minutes of the bwin EGM and request cash compensation within one month of the bwin EGM, will not receive any New Shares but will receive cash compensation of €23.52 per Existing bwin Share (‘Cash Compensation’). Following Completion, and assuming full uptake in the Merger of the New Shares by Existing bwin Shareholders, the Company is expected to be 51.69 per cent. owned by the Existing bwin Shareholders and 48.31 per cent. owned by the Existing PartyGaming Shareholders (based on the undiluted issued share capital immediately prior to the publication of this document).

In accordance with the provisions of the Cross-Border Mergers Directive, PartyGaming Plc has appointed the Gibraltar company, Deloitte Limited, to consider whether the Exchange Ratio is reasonable. Deloitte Limited has confirmed to PartyGaming Plc that it considers the Exchange Ratio to be reasonable. bwin Interactive Entertainment AG has appointed the Austrian company, Deloitte Audit Wirtschaftsprüfungs GmbH, to consider whether the Exchange Ratio and the Cash Compensation are reasonable. Deloitte Audit Wirtschaftsprüfungs GmbH has confirmed to bwin Interactive Entertainment AG that it considers the Exchange Ratio and Cash Compensation to be reasonable.

Merger Plan

In accordance with the provisions of the Cross-Border Mergers Directive, the PartyGaming Board and the bwin management board have each adopted the joint Merger Plan, which provides that when the Court Order sanctioning the Merger comes into force without being subject to any conditions, bwin Interactive Entertainment AG’s assets and liabilities will be transferred to PartyGaming Plc by way of universal succession and bwin Interactive Entertainment AG will be dissolved without going into liquidation.

The Merger Plan further provides that, on Completion, Existing bwin Shareholders who each hold one or more Existing bwin Shares on the Effective Date and have not requested Cash Compensation (‘Eligible bwin Shareholders’) will receive 12.23 New Shares in exchange for each Existing bwin Share they hold. The New Shares will be transferred – concurrently against derecognition of the Existing bwin Shares for which they are being exchanged – to the securities deposit accounts of the Eligible bwin Shareholders through the clearing systems of Österreichische Kontrollbank AG, Clearstream and Euroclear.

Any Eligible bwin Shareholders entitled to receive a fraction of a New Share (a ‘Fractional Share’) will be credited such Fractional Share to their securities deposit account. The custodian bank of such Eligible bwin Shareholders will report to an escrow agent (the ‘Escrow Agent’) the actual number of such cumulated Fractional Shares. The Escrow Agent will be obliged to sell the Fractional Shares after the Effective Date and the relevant Eligible bwin Shareholders will receive a Fraction Compensation Payment in lieu of such Fractional Share. The ‘Fraction Compensation Payment’, which comprises the proceeds of the sale of the Fractional Shares divided by the actual number of Fractional Shares sold, will be credited to the (former) Eligible bwin Shareholders’ clearing account pro rata according to their entitlement to Fractional Shares.

Notwithstanding that Completion will occur when the Court Order comes into force, as of 30 September 2010 (the ‘Accounting Effective Date’) any transactions of bwin Interactive Entertainment AG and of PartyGaming Plc at company level shall be treated for the purposes of Austrian accounting rules as being those of bwin.party. Accordingly, the Merger will be implemented with retroactive effect (for accounting purposes) as of 24:00 hours on the Accounting Effective Date on the basis of bwin’s closing balance sheet as of the Accounting Effective Date.

Pursuant to relevant Austrian legislation, any Existing bwin Shareholder who raises an objection against the resolution approving the Merger proposed at the bwin EGM (the ‘bwin Merger Resolution’) and requests that such objection be recorded in the minutes of the bwin EGM, will not receive any New Shares but will receive Cash Compensation of €23.52 per Existing bwin Share. Such right may be asserted at the same time as the objection to the bwin Merger Resolution is raised, or otherwise by written notice to be received by bwin Interactive Entertainment AG within one month after the adoption of the bwin Merger Resolution. Other than in the above circumstances, no Cash Compensation will be payable to Existing bwin Shareholders. The Cash Compensation is payable upon registration of the Merger in the Gibraltar Register of Companies and becomes time barred after three years.

Under Austrian law, Existing bwin Shareholders would normally be able to try to prevent the implementation of the Merger by mounting a court challenge against the validity of the bwin Resolution approving the Merger on the basis that the Exchange Ratio was inadequate. However, according to Austrian law, Existing bwin Shareholders will be prevented from mounting such a challenge if PartyGaming Shareholders expressly agree that the Existing bwin Shareholders are able to request the Vienna Commercial Court (Handelsgericht Wien) to review the adequacy of the Exchange Ratio. Such a review procedure might result in the Vienna Commercial Court ruling that the Company should make an additional payment to former holders of shares in bwin Interactive Entertainment AG, but it could not result in the bwin Resolution approving the Merger being declared invalid. An appropriate resolution is being proposed to the PartyGaming EGM. For reasons of transaction certainty, this resolution will also confirm the Existing bwin Shareholders’ statutory right to launch a review procedure relating to the adequacy of the Cash Compensation. Any additional payment to former holders of shares in bwin Interactive Entertainment AG (which could be made in cash or bwin.party Shares) could be significant and result in a material increase in the final consideration payable by the Company in relation to the Merger. For further information see ‘Risks relating to the Merger and potential future acquisitions’ — ‘bwin may become subject to appraisal proceedings relating to the level of Cash Compensation or the Exchange Ratio in ‘Risk Factors’ in Part II in this document.

Merger Implementation Agreement

PartyGaming Plc and bwin Interactive Entertainment AG have entered into a Merger Implementation Agreement, which sets out their respective obligations governing implementation of the Merger. A summary of the key elements of the Merger Implementation Agreement is set out in paragraph 7.1 of Part VII of this document.

New articles of association

On Completion, the Company will adopt new articles of association (the ‘New Articles’), partly in order to bring the existing articles of association (the ‘Existing Articles’) up to date with current market practice and partly to specify the actions that the Company may take as part of a gaming regulatory process. Specifically, the New Articles will provide, among other things, that the Board may require holders of more than five per cent. of the bwin.party Shares to cooperate with, and take certain actions (including the disposal of some or all of their bwin.party Shares) that may be required by, any gaming regulatory authority in connection with business opportunities identified by the Combined Group (the ‘Regulatory Article’). This is intended to assist the Combined Group in pursuing its business strategy and in exploiting new and expanding markets in the future, as it will help give the Combined Group the ability to manage the regulatory process in any jurisdiction which offers the Combined Group attractive business opportunities that it might otherwise be unable to exploit if the relevant regulator objected to the presence of a certain shareholder on the Company’s register or the level of such person’s shareholding.

The Regulatory Article also provides that, in relation to any regulatory process agreement which the Company has in place between it and any of the holders of bwin.party Shares, for as long as that regulatory process agreement is in place such holders can veto any proposed changes to the Regulatory Article and, in certain circumstances, the redomiciliation of the Company to a different jurisdiction.

A summary of the key elements of the New Articles is set out in paragraph 5 of Part 9 ‘Additional Information’ of the Prospectus and is incorporated by reference into this document.

The implementation of the Merger is conditional upon the approval of the New Articles by the PartyGaming Shareholders at the PartyGaming EGM.

Regulatory Process Agreement

On 29 July 2010 the Company entered into a regulatory process agreement (the ‘Regulatory Process Agreement’) with the Principal PartyGaming Shareholders, the Principal bwin Shareholders, bwin Interactive Entertainment AG and certain of the Company’s and bwin Interactive Entertainment AG’s directors (including Jim Ryan, the Company’s Chief Executive Officer, and Martin Weigold, the Company’s Group Finance Director). The Regulatory Process Agreement governs how its parties will deal with regulatory matters, including licensing procedures and requirements, which for the Company’s shareholders (other than the parties to any regulatory process agreement from time to time) will generally be dealt with in accordance with the Regulatory Article. The Regulatory Process Agreement constitutes a related party transaction for the Company pursuant to the Listing Rules because the Principal PartyGaming Shareholders are substantial shareholders of the Company, and Jim Ryan and Martin Weigold are directors of the Company. As a related party transaction (as defined in the Listing Rules), the Regulatory Process Agreement will become effective conditional upon approval by the Existing PartyGaming Shareholders (other than the Principal PartyGaming Shareholders, Jim Ryan and Martin Weigold) at the PartyGaming EGM. A summary of the key elements of the Regulatory Process Agreement is set out in paragraph 7.4 of Part VII of this document.

The implementation of the Merger is conditional upon the approval of the Regulatory Process Agreement by the PartyGaming Shareholders at the PartyGaming EGM.

New Relationship Agreements

PartyGaming Plc has entered into new Relationship Agreements with the Principal PartyGaming Shareholders and the Principal bwin Shareholders. The new Relationship Agreements will regulate the relationship between the Combined Group and the Principal Shareholders. The PartyGaming Relationship Agreement is a related party transaction for the Company pursuant to the Listing Rules because the Principal PartyGaming Shareholders are substantial shareholders in the Company. Accordingly, the PartyGaming Relationship Agreement will only become effective conditional upon approval by the PartyGaming Shareholders (other than the Principal PartyGaming Shareholders) at the PartyGaming EGM. The bwin Relationship Agreement will become effective conditional upon Completion. Among other things, each Relationship Agreement provides that, for so long as the relevant Principal Shareholders:

(a)

between them own or control at least five per cent. of the shares of bwin.party, they will collectively have the right to nominate one non-executive director for appointment to the board of bwin.party; and

(b)

transfer six per cent. or more of the issued share capital of bwin.party to a third party, they may assign their right to nominate a director to the board of bwin.party, provided that certain conditions are satisfied, including that the transferee is not a material competitor of bwin.party.

Subject to approval at the PartyGaming EGM, PartyGaming Plc, bwin Interactive Entertainment AG, their respective principal shareholders and certain of their directors have also entered into a Regulatory Process Agreement, which governs how the parties thereto will deal with regulatory matters, including licensing procedures and requirements.

Prior to the Effective Date, bwin Interactive Entertainment AG will transfer substantial parts of its assets and liabilities to bwin Services AG, a stock corporation organised under the laws of Austria and a wholly-owned subsidiary of bwin Interactive Entertainment AG. Accordingly, on Completion, bwin Interactive Entertainment AG will be a mere holding company and the assets that will be transferred to PartyGaming Plc will primarily consists of holdings of shares in bwin group companies, including in bwin Services AG.

16. Shareholder approval and certain other Conditions to implementation of the Merger

PartyGaming Shareholder approval

The Merger constitutes a reverse takeover transaction (as defined in the Listing Rules) for PartyGaming Plc. Accordingly, PartyGaming Plc is seeking the approval of PartyGaming Shareholders for the Merger and certain other matters in connection with the Merger, at the PartyGaming EGM. In particular, shareholder approval is also being sought for entry into the Regulatory Process Agreement and the PartyGaming Relationship Agreement, as related party transactions.

The notice convening the PartyGaming EGM, at which the shareholder resolutions summarised below will be proposed, is set out at the end of this document.

As the parties consider each of the shareholder resolutions to be integral to the Merger, the implementation of the Merger is conditional upon the passing of all shareholder resolutions.

Resolution 1

Resolution 1 will be proposed as an ordinary resolution requiring a simple majority of votes in favour. The Merger will not become effective if resolution 1 is not passed.

Resolution 1 proposes that:

(a)	the Merger be approved and the Directors be authorised to implement the Merger, conditional on the approval of the resolutions 2 to 9 below;

(b)

subject to the Merger becoming effective, that the authorised share capital of the Company be increased from 700,000,000 ordinary shares to 1,500,000,000 ordinary shares (and so from £105,000 to £225,000) by the creation of 800,000,000 new ordinary shares of nominal value of 0.015p each in the capital of the Company;

(c)

subject to the Merger becoming effective, that the Directors be authorised for the purposes of section 66 of the Gibraltar Companies Act (as amended) to allot New Shares in connection with the Merger up to an aggregate nominal amount of £67,500 (representing, in aggregate, 450,000,000 New Shares). This authority will expire at the conclusion of the annual general meeting to be held in 2011 (or, if earlier, at the close of business on 29 July 2011) and is in addition to any previously existing authorities to allot shares in the capital of the Company. Following Completion, the New Shares will represent approximately 51.64 per cent. of the issued share capital of the Company (based on the undiluted issued share capital immediately prior to the announcement of the Merger and assuming no Existing bwin Shareholders request Cash Compensation in accordance with relevant Austrian law);

(d)

that the Company expressly accepts that, in accordance with applicable Austrian legislation, the Existing bwin Shareholders will have recourse to review proceedings against bwin.party before the Vienna Commercial Court (Handelsgericht Wien) relating to the adequacy of the Exchange Ratio and/or the Cash Compensation. Under Austrian law, if this part of Resolution 1 is passed Existing bwin Shareholders will be able to request the Vienna Commercial Court to review the adequacy of the Exchange Ratio. For reasons of transaction certainty, this part of Resolution 1 will also confirm the Existing bwin Shareholders’ statutory right to launch a review procedure relating to the adequacy of the Cash Compensation. However, Existing bwin Shareholders will then be barred from seeking to prevent the implementation of the Merger by mounting a court challenge against the validity of the bwin Resolution approving the Merger on the basis that either or both the Exchange Ratio and the Cash Compensation was inadequate. The review procedure might result in the Vienna Commercial Court ruling that the Company should make an additional payment to former holders of shares in bwin Interactive Entertainment AG. Any such payment (which could be made in cash or bwin.party Shares) could be significant and result in a material increase in the final consideration payable by the Company in relation to the Merger. For further information see ‘Risks relating to the Merger and potential future acquisitions’ — ‘bwin may become subject to appraisal proceedings relating to the level of Cash Compensation or the Exchange Ratio’ in Part II ‘Risk Factors’; and

(e)	that the Rollover Option Plan, the purpose of which is to effect the grant of rollover options over bwin.party Shares to replace options granted under the bwin Option Plans, be approved.

Resolution 2

Resolution 2 will be proposed as an ordinary resolution requiring a simple majority of votes in favour.

Resolution 2 proposes that the Regulatory Process Agreement be approved as a related party transaction of PartyGaming Plc. As the Regulatory Process Agreement is a related party transaction, under the Listing Rules the Company must obtain the approval of PartyGaming Shareholders for the Regulatory Process Agreement before it comes into effect.

The Principal PartyGaming Shareholders, Jim Ryan and Martin Weigold, are related parties in respect of Resolution 2 as they are parties to the Regulatory Process Agreement. Accordingly, the Principal PartyGaming Shareholders, Jim Ryan and Martin Weigold will not vote, and have undertaken to take all reasonable steps to ensure that their associates will not vote, on Resolution 2 at the PartyGaming EGM.

A brief description of the Regulatory Process Agreement is set out in paragraph 15 of this Part I. A more detailed summary of the Regulatory Process Agreement is set out in paragraph 7.4 of Part VII of this document. The parties believe that the approval of the Regulatory Process Agreement is a key element of the Merger, given the potential for it to help the Combined Group exploit business opportunities in to-be-regulated markets. Accordingly, the Merger will not become effective if Resolution 2 is not passed.

Resolution 3

Resolution 3 will be proposed as an ordinary resolution requiring a simple majority of votes in favour.

Resolution 3 proposes that the PartyGaming Relationship Agreement be approved as a related party transaction of PartyGaming Plc. As the PartyGaming Relationship Agreement is a related party transaction, under the Listing Rules the Company must obtain the approval of PartyGaming Shareholders for the PartyGaming Relationship Agreement before it comes into effect.

The Principal PartyGaming Shareholders are related parties in respect of Resolution 3 as they are parties to the PartyGaming Relationship Agreement. Accordingly, the Principal PartyGaming Shareholders will not vote, and have undertaken to take all reasonable steps to ensure that their associates will not vote, on Resolution 3 at the PartyGaming EGM.

A brief description of the PartyGaming Relationship Agreement is set out in paragraph 15 of this Part I. A more detailed summary of the PartyGaming Relationship Agreement is set out in paragraph 7.2 of Part VII of this document. Given the importance to the Combined Group of having in place binding arrangements governing its relationship with the Principal PartyGaming Shareholders, the Merger will not be effective if Resolution 3 is not passed.

Resolutions 4 to 7 inclusive

Resolutions 4 to 7 inclusive will be proposed as separate ordinary resolutions requiring a simple majority of votes in favour in relation to each resolution.

Resolution 4 relates to the approval of the Bonus Banking Plan.

Resolution 5 relates to the approval of the Valuation Creation Plan.

Resolution 6 relates to the approval of the Bonus and Share Plan.

Resolution 7 relates to the approval of the Global Share Plan, including authorities relating to the establishment of specific sub-plans.

A brief description of each of the New Share Plans is set out in paragraph 8 of Part I of this document, and Part VI of this document. The PartyGaming and bwin directors consider that the introduction of the executive and employee Share Plans is integral to the implementation of the Merger in terms of executive and employee incentivisation, and in accordance with the provisions of the Merger Implementation Agreement bwin is exercising its right to require that the Merger will not become effective if Resolutions 4, 5, 6 and 7 are not passed.

Resolution 8

Resolution 8 will be proposed as a special resolution requiring a 75 per cent. majority of the votes cast to be in favour.

Resolution 8 proposes that the New Articles be adopted, in substitution for and to the exclusion of the Existing Articles, conditional upon and with effect from the Merger becoming effective. A brief description of the differences between the New Articles and the Existing Articles is set out in paragraph 15 of this Part I. For a more detailed summary of the terms of the New Articles, see paragraph 5 of Part 9 of the Prospectus which is incorporated by reference into this document. As the parties consider the adoption of the New Articles (and in particular the Regulatory Article described in more detail in the summary of the New Articles referred to above) to be an essential feature of the Merger, the Merger will not become effective if Resolution 8 is not passed.

Resolution 9

Resolution 9 will be proposed as a special resolution requiring a 75 per cent. majority of the votes cast to be in favour.

Resolution 9 proposes that, conditional on and with effect from the Merger becoming effective, the name of the Company be changed from PartyGaming Plc to bwin.party. The parties consider the change of the Company’s name to be a fundamental part of the initial integration and marketing of the Combined Group and, consequently, the Merger will not become effective if Resolution 9 is not passed.

Existing bwin Shareholder approval

The Merger must also be approved by Existing bwin Shareholders at the bwin EGM. Accordingly, bwin will publish a convocation for the bwin EGM and supply any additional information, each as required by Austrian law.

17. Conditions to Completion

In addition to the shareholder approvals referred to above, Completion is conditional upon the following Conditions, among others:

(a)	the Austrian Commercial Register having issued the Austrian Pre-Merger Legality Certificate;

(b)	the Merger being sanctioned by the Court;

(c)	the Effective Date having occurred;

(d)

the UK Listing Authority having agreed to admit the New Shares and to re-admit the Existing PartyGaming Shares to the Official List (premium listing) and the London Stock Exchange having agreed to admit the New Shares and to re-admit the Existing PartyGaming Shares to trading on its main market for listed securities; and

(e)	antitrust approval in Romania and in any other jurisdiction where completion would be unlawful or otherwise prohibited without such approval from the relevant antitrust authorities.

Completion will not take place unless these Conditions, alongside the other conditions, have been satisfied (or, if capable of waiver, waived in writing) by 6.00 p.m. (CET) on the Longstop Date or such later date as PartyGaming Plc and bwin Interactive Entertainment AG may agree and (if required) the Court may approve. There is no guarantee that these (or other) Conditions will be satisfied or, if appropriate, waived. Once the Merger has been sanctioned by the Court, it may not be revoked or suspended.

Approvals received

As at December 2010 (being the latest practicable date prior to publication of this document) PartyGaming Plc and bwin Interactive Entertainment AG had received antitrust approvals in Austria and Germany and the approval of the Gibraltar Licensing Authority and the Alderney Gambling Control Commission, in each case in relation to the Merger. The Gibraltar Licensing Authority will however review the Company’s license post-completion if it is not satisfied with such arrangements. However, the Directors believe that the risk of the Company having its licence revoked following any such post-completion review is remote, given the support for the Merger and the in-principle approval that the Company has already received from the Gibraltar Licensing Authority.

18. Irrevocable undertakings

The following PartyGaming Shareholders have given irrevocable undertakings over any Existing PartyGaming Shares they own at the time of the PartyGaming EGM to vote in favour of the Merger. Based on their current holdings, this represents:

PartyGaming Shareholder	Number of Existing PartyGaming Shares to which the undertaking relates	Percentage of existing issued share capital to which the undertaking relates

Emerald Bay Limited	58,498,667	14.2%
Stinson Ridge Limited	58,498,666	14.2%
Jim Ryan	425,000	0.1%
Martin Weigold	68,444	—

Total	117,490,777	28.5%

The following Existing bwin Shareholders have given irrevocable undertakings over any Existing bwin Shares they own at the time of the bwin EGM to vote in favour of the Merger. Based on their current holdings, this represents:

Existing bwin Shareholder	Number of Existing bwin Shares to which the undertaking relates	Percentage of existing issued share capital to which the undertaking relates
Androsch Privatstiftung	2,853,600	7.9%
New Media Gaming and Holding Limited	2,011,190	5.6%
Roberta Colombo	388,310	1.1%
Dr. Hannes Androsch	306,710	0.9%
Carlo D’Acunto	85,612	0.2%
Fausto Gimondi	60,642	0.2%
Carlo Corrado Umberto Gualandri	40,142	0.1%

Total	5,746,206	15.9%

The PartyGaming Shareholders and Existing bwin Shareholders giving the irrevocable undertakings have undertaken not to dispose of Existing PartyGaming Shares or Existing bwin Shares (as applicable) prior to Completion, subject to certain exceptions. Emerald Bay Limited, Stinson Ridge Limited and Androsch Privatstiftung may sell Existing PartyGaming Shares or Existing bwin Shares (as applicable) if such sale: (i) takes place on the London Stock Exchange’s main market for listed securities (in the case of Existing PartyGaming Shares) or the Vienna Stock Exchange (in the case of Existing bwin Shares); or (ii) is off-market but to an unconnected party (and if a disposal of four per cent. or more of the relevant company’s issued share capital, the purchaser enters into a substantially equivalent irrevocable undertaking (excluding these rights to sell)); or (iii) is to a connected person who has entered into a substantially equivalent irrevocable undertaking or (iv) is under terms pursuant to which the acquirer enters into a substantially equivalent irrevocable undertaking (excluding these rights to sell). Further, New Media Gaming and Holding Limited is permitted to sell up to 600,000 Existing bwin Shares if Manfred Bodner so wishes prior to Completion. Carlo Corrado Umberto Gualandri, Roberta Colombo, Carlo D’Acunto and Fausto Gimondi are permitted to sell their shares if Completion does not occur on or before 31 March 2011. A summary of the key elements of the above irrevocable undertakings is set out in paragraph 7.5 of Part VII of this document.

19. PartyGaming EGM and action to be taken

In order to become effective, the Merger must be approved by a simple majority of votes cast at the PartyGaming EGM or at any adjournment thereof. The effectiveness of the Merger is also conditional on the passing of other PartyGaming EGM Resolutions by the required majorities as set out in paragraph 16 of this Part I.

Under the Gibraltar Merger Regulations, the Merger is also subject to the sanction of the Court at the Court Hearing, which is expected to be held in March 2011.

PartyGaming Ordinary Shareholders will find accompanying this document a white Form of Proxy for use in respect of voting on the Resolutions at the PartyGaming EGM. Whether or not you intend to attend the PartyGaming EGM in person, please complete and sign the enclosed white Form of Proxy in accordance with the instructions printed on it and return it to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU as soon as possible and, in any event, so as to be received at least 48 hours before the time appointed for the Meeting (or, in the case of adjournment, not later than 48 hours before the time fixed for the adjourned meeting). PartyGaming Ordinary Shareholders wishing to submit a form of proxy electronically should visit the www.partygaming-registrar.com website and select the Extraordinary General Meeting tab on the left hand side of the page. To be valid electronic proxy instructions must be received by Capita Registrars no later than 1.00 p.m. (London time) on 26 January 2011. Unless the white Form of Proxy is returned by the time mentioned in the instructions printed on it, it shall be invalid. The completion and return of a white Form of Proxy will not prevent you from attending and voting in person at the PartyGaming EGM, or any adjournment thereof, if you so wish and are so entitled.

PartyGaming Depositary Interest Holders may attend the PartyGaming EGM in person if the Depositary has appointed them as a corporate representative. PartyGaming Depositary Interest Holders not wishing to attend the PartyGaming EGM but wishing to vote in respect of the resolutions to be considered at the PartyGaming EGM can do so by: (1) giving the Depositary voting instructions via CREST; (2) completing the enclosed blue Form of Direction; or (3) submitting a form of direction electronically by visiting the www.partygaming-registrar.com website and selecting the Extraordinary General Meeting tab on the left hand side of the page. In order for an instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be transmitted so as to be received by the Depositary’s agent (ID RA10) by 1.00 p.m. (London time) on 25 January 2011. To be valid, the blue Form of Direction must be completed in accordance with the instructions printed on it and returned as soon as possible by post or (during normal business hours only) by hand but, in any event, so as to be received by Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, no later than 1.00 p.m. (London time) on 25 January 2011. To be valid, the electronic form of direction must be submitted no later than 1.00 p.m. (London time) on 25 January 2011.

Certificates already in issue in respect of the Existing PartyGaming Shares will remain valid following Completion and the change of the Company’s name to bwin.party digital entertainment plc.

The notice convening the PartyGaming EGM is set out at the end of this document.

20. Further information

Your attention is drawn, in particular, to the letter from Deutsche Bank set out in Part III of this document and to the remainder of this document.

Your attention is also drawn to the Prospectus dated 23 December 2010, which has been published by PartyGaming Plc in connection with Admission. It contains certain information relating to the Merger, including further details concerning PartyGaming, bwin and the Combined Group. The Prospectus can be viewed at www.partygaming.com and is available for inspection in accordance with paragraph 17 of Part VII of this document. Paragraph 3 of Part VII of this document sets out the sections of the Prospectus which are incorporated by reference into this document.

21. Financial

The PartyGaming Board has received financial advice from Deutsche Bank in relation to the Merger. In providing its financial advice to the Board, Deutsche Bank has taken into account the PartyGaming Board’s commercial assessment of the Merger.

22. Recommendation

The PartyGaming Board considers the terms of the Merger to be fair and reasonable, and the Resolutions to be put to the PartyGaming EGM to be in the best interests of PartyGaming Plc and PartyGaming Shareholders as a whole.

In addition, the PartyGaming Board, which has been so advised by Deutsche Bank, considers the terms of the Regulatory Process Agreement to be fair and reasonable as far as the PartyGaming Shareholders as a whole are concerned. Jim Ryan and Martin Weigold, as related parties in respect of the Regulatory Process Agreement, did not participate in the PartyGaming Board’s consideration of Resolution 2 as they are parties to that agreement. Further, Rami Lerner, as a director nominated to the PartyGaming Board by the Principal PartyGaming Shareholders, who are related parties in respect of the Regulatory Process Agreement, did not participate in the PartyGaming Board’s consideration of Resolution 2.

The PartyGaming Board, which has been so advised by Deutsche Bank, also considers the terms of the PartyGaming Relationship Agreement to be fair and reasonable as far as the PartyGaming Shareholders as a whole are concerned. Rami Lerner, as a director nominated to the PartyGaming Board by the Principal PartyGaming Shareholders, who are related parties in respect of the PartyGaming Relationship Agreement, did not participate in the PartyGaming Board’s consideration of Resolution 3.

Accordingly, the PartyGaming Board unanimously recommends that PartyGaming Shareholders vote in favour of the EGM Resolutions, as they intend to do (other than in respect of the Resolutions in relation to which they are a related party) in relation to their own individual holdings which amount in aggregate to 1,664,523 Existing PartyGaming Shares, representing approximately 0.4 per cent. of the existing issued share capital of PartyGaming Plc as at 17 December 2010, the latest practicable date prior to publication of this document.

Yours faithfully,

Rod Perry
Chairman

PART II

RISK FACTORS

A number of factors affect the operating results, financial condition and prospects of PartyGaming and bwin, Annex and are expected to affect the Combined Group after Completion. The risks and uncertainties set out below, which are not set out in any order of priority, represent those risks known to the Directors as at the date of this document and include those risks relating to the Merger known to the Directors as at the date of this document, in each case which the Directors consider to be material. However, the risks and uncertainties set out below do not purport to be a complete list or explanation of all the risks and uncertainties facing PartyGaming and bwin, and which will face the Combined Group after Completion. Additional risks and uncertainties not currently known to the Directors, or that they currently deem immaterial, may also have an adverse effect on the business of PartyGaming and bwin, and may have an adverse effect on the business of the Combined Group in the future. If this, or any, or a combination, of these risks, occurs, the business, the financial condition, results of operations and prospects of PartyGaming and bwin, and, after Completion, the Combined Group could be materially and adversely affected. In such case, the price of Existing PartyGaming Shares and, after Completion, the price of bwin.party Shares may decline and investors could lose all or part of their investment.

Risks relating to the Merger and potential future acquisitions

The Company may not realise the anticipated benefits of the Merger

The estimates regarding the potential cost savings and potential revenue synergies resulting from the Merger included in this document are based on the Directors’ assessment of information currently available and may prove to be incorrect. The Combined Group may not realise any anticipated benefits of the Merger and may not be successful in integrating the business and operations of PartyGaming and bwin.

The Completion of the Merger is subject to various conditions precedent

Completion of the Merger is subject to the fulfilment or waiver of various conditions precedent as set out in the Merger Implementation Agreement and described in more detail in Part V of this document, including the receipt of all required regulatory, court and shareholder approvals. There can be no assurance that the Merger will be completed as proposed or at all.

There are risks associated with the integration of PartyGaming and bwin

The integration of PartyGaming and bwin will be a substantial challenge for the Directors. In particular, combining the resources of two groups that rely upon different technology platforms may prove costly and difficult to achieve technically. In addition, the integration of the two groups will require substantial management attention and other resources. The Merger involves certain risks, including:

•	the unexpected loss of key personnel and customers;

•	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the two groups;

•	challenges in managing the increased scope, geographic diversity and complexity of the Combined Group’s operations;

•	attempts by third parties to terminate or alter their contracts with PartyGaming or bwin;

•	conflicts between the interests of PartyGaming and bwin; and

•	failure to mitigate contingent and/or assumed liabilities.

Should the integration fail or require more time, management attention or other resources than is currently anticipated, the Combined Group may not be able to achieve the joint growth potential and synergies that form the foundation of the economic and strategic rationale for the Merger. The image of the Combined

Group and its individual brands might be harmed by a failed integration. Any material problems or delays in the integration of PartyGaming and bwin could have a material adverse effect on the Combined Group’s business, results of operations and financial condition.

The Combined Group may be unsuccessful in the implementation of future acquisitions, joint ventures or alliances

Following the Merger, the Combined Group may seek to acquire or invest in other businesses if appropriate opportunities become available. Any future acquisition may pose regulatory, anti-trust and other risks, as well as integration risks. Any of these factors may significantly affect the benefit or anticipated benefit of such acquisitions or investments and consequently the Combined Group’s results or operations. Furthermore, any new acquisitions will require significant time and resources of management and may require the diversion of resources from other activities. The Combined Group may be unable to manage future acquisitions profitably or to integrate such acquisitions successfully without substantial costs, delays or other problems. In addition, any companies or businesses acquired or invested in may not achieve levels of profitability or revenues that justify the original investment by the Combined Group.

If change-of-control provisions in the Combined Group’s contracts are breached in connection with the Merger, these contracts could be terminated

PartyGaming and bwin have a number of ordinary course contracts that contain change-of-control termination provisions. The Merger could constitute a change of control under certain of these contracts. While PartyGaming and bwin have not identified any contracts under which the Merger would trigger any material change of control provisions, they have identified those contracts for which they wish to seek counterparties’ consent to the Merger and have received, or intend to receive prior to Completion, the counterparties’ consent to the Merger. However, there can be no assurance that these consents will be forthcoming from all counterparties or that PartyGaming and bwin have identified all contracts with change-of-control clauses that are material to their respective businesses. If the Merger breaches the change-of-control clauses in a material contract or in a number of contracts that are material to PartyGaming’s or bwin’s respective businesses, this could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

bwin may become subject to appraisal proceedings relating to the level of Cash Compensation or the Exchange Ratio

Under Austrian law, if the PartyGaming Resolutions are passed at the PartyGaming EGM, Existing bwin Shareholders are entitled to initiate court proceedings before the Vienna Commercial Court (Handelsgericht Wien) for the review of the level of the Cash Compensation or the Exchange Ratio, provided that their objection to the Merger is noted in the minutes of the bwin EGM and such proceedings are initiated within one month following the bwin EGM. If such proceedings in relation to the Exchange Ratio were brought and were successful, all Existing bwin Shareholders (who have not requested Cash Compensation), regardless of whether they were a party to the proceedings, would be entitled to a balancing payment to reflect the Vienna Commercial Court’s assessment of the correct Exchange Ratio. Should the Vienna Commercial Court decide on an increase in the amount of Cash Compensation, all Existing bwin Shareholders who have duly requested Cash Compensation, regardless of whether they were a party to the proceedings, would be entitled to an additional payment to reflect the increased level of Cash Compensation. Due to the lack of precedent transactions in Austria that are comparable to the Merger, the Company is unable to give a meaningful indication of the likelihood of the Vienna Commercial Court ruling that additional payment had to be made in such circumstances. However, if the amount of any such balancing or additional payment were significant, there would be a material increase in the final consideration payable by the Company in relation to the Merger, which could have a material adverse effect on the Combined Group’s operations, financial performance and prospects. In addition, Existing bwin Shareholders are entitled to challenge the bwin Resolution approving the Merger under certain circumstances. If such a challenge were brought, the effectiveness of the Merger could be delayed and bwin could incur significant costs.

Other risks relating to the operations of PartyGaming and, if the Merger becomes effective, the Combined Group

The worsening of general economic conditions could adversely affect the Combined Group’s customer activity levels and its financial performance

The Combined Group will rely on its customers having sufficient funds to spend on gaming. During the recent economic downturn, both PartyGaming and bwin experienced lower customer activity levels and smaller customer deposits. While other factors, such as foreign exchange movements and intense competition, were also factors influencing these decreases, any further worsening of general economic conditions could significantly affect the Combined Group’s customer activity levels and could therefore materially adversely affect its operations, financial performance and prospects.

Aspects of the Combined Group’s business will depend on the scheduling and live broadcasting of major sporting events

The Combined Group’s business, financial condition and results of operations are impacted by the scheduling and live broadcasting of major sporting events. In particular, a significant portion of the Combined Group’s revenue will be derived from betting on football, including in-play betting. Disruptions to the scheduling and broadcasting of those sports may have a material impact on the Combined Group’s results of operations. In some instances, the scheduling of major sporting events occurs seasonally (for example, the European Champions League) or at regular but infrequent intervals (for example, the FIFA World Cup). The cancellation, postponement or curtailment of significant sporting events, for example due to adverse weather conditions, terrorist acts, other acts of war or hostility or the outbreak of infectious diseases (such as foot and mouth disease), or cancellation, disruption to, or postponement of, the live broadcasting of such sporting events, for example due to contractual disputes, technological or communication problems, or the insolvency of a major broadcaster, could materially adversely affect the operations, financial performance and prospects of the Combined Group.

The Combined Group’s success may depend on the maintenance, development and enhancement of its brands as well as those of its key B2B customers

The success of the Combined Group may depend on the maintenance, development and enhancement of its brands. If the Combined Group is unable to maintain, develop and enhance its brands, its ability to implement its strategic goals may be adversely affected. The Combined Group will also use affiliate marketing that is expected to generate a significant portion of its revenue. If the Combined Group’s affiliates suffer damage to their reputation, or become subject to onerous regulatory or legislative requirements, this could adversely affect the Combined Group’s brands. In addition, increased competition may require more management time and resource and greater levels of expenditure to maintain, develop and enhance the Combined Group’s brands, which may have a material adverse effect on its operations, financial performance and prospects. In its B2B division, the Combined Group may also be dependent on the success of its B2B customers’ brand development and enhancement efforts.

The Combined Group’s success may depend on the effectiveness of its marketing

Customer acquisition and retention, and therefore the Combined Group’s business, financial condition and results of operations, may depend significantly upon the effectiveness of marketing activities. Ineffective and/or inefficient marketing activity undertaken by the Combined Group, including, in particular, any wasted costs and/or missed opportunities associated therewith, may also have a material adverse effect on the Combined Group’s operations, financial performance and prospects. In its B2B division, the Combined Group may also be dependent on the success of its B2B customers’ marketing activities.

The Combined Group depends on high standards of payment processing

The provision of convenient, trusted, fast, competitive and effective payment processing services to the Combined Group’s customers and potential customers is an important success factor. If there is any deterioration in the quality of the payment processing services provided to the Combined Group’s customers or any interruption to those services, or if such services are only available at an increased cost to the Combined Group or its customers or such services are terminated and no timely and comparable replacement services are found, the Combined Group’s customers and potential customers may be deterred from using the Combined Group’s products. Any of these occurrences may have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The success of the Combined Group’s poker business is associated with maintaining liquidity

The Combined Group’s poker business requires, and its success is dependent on, high levels of customer liquidity, as customer liquidity increases the number of opposing players available and the size of the winnings pot. Significant reduction of this liquidity could have a material adverse impact on the attractiveness of the Combined Group’s poker offering, as well as eroding one of its key competitive strengths.

Regulations in certain countries, such as Italy and France, provide that players within these countries may only play against other players located in the relevant country (so-called ring-fenced markets). As a result, online gaming operators now need to be able to establish sufficient poker liquidity in countries with such regulations, in addition to establishing a large international market for other countries. Should additional countries with large market potential for the Combined Group seek to ring fence their player liquidity in a similar manner to Italy and France, the Combined Group’s failure to establish sufficient player liquidity in these countries could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group may experience significant losses with respect to individual events or betting outcomes

The Combined Group’s fixed-odds betting products will involve betting where winnings are paid on the basis of the stake placed and the odds quoted, rather than derived from a pool of stake money received from all customers. While bets in excess of certain defined limits are to be referred to the Combined Group’s central betting control department, there is potentially no upper limit on the losses that may be incurred by the Combined Group in relation to each fixed-odds betting outcome, although there are individual limits on the amount of winnings that can be cashed out by any individual customer on a single day. A bookmaker’s odds are determined so as to provide an average return to the bookmaker over a large number of events. There is an inherently high level of variation in gross win percentage event-by-event and day-by-day. PartyGaming’s and bwin’s gross win percentage has historically remained fairly constant. In the short-term, however, there is less certainty of generating a positive gross win and each of PartyGaming and bwin has from time to time experienced significant losses with respect to individual events or betting outcomes. There can be no assurance that the Combined Group’s systems and controls will be effective in reducing the exposure to this risk. The effect of future fluctuations and single-event losses could have a material adverse effect on the Combined Group’s cash flows and therefore a material adverse effect on its business, financial condition and results of operations.

PartyGaming is, and the Combined Group will be, exposed to the risk of customer chargebacks

Chargebacks occur when customers, card issuers or payment processors seek to void credit card or other payment transactions. Chargebacks are a cost of most retail-based businesses and do not relate only to online gaming. Cardholders are supposedly able to reverse card transactions only if there has been unauthorised use of the credit or debit card or the services contracted for have not been provided. Customers occasionally seek to reverse their real money losses through chargebacks. Both PartyGaming and bwin place great emphasis on control procedures to protect from chargebacks, including tracking customers that have previously charged back and by providing their customers with a variety of alternative payment processing methods to reduce the risk of chargebacks. It is expected that a proportion of customers will continue to reverse payments made by credit card and other payment methods through the use of chargebacks, and if this is not controlled it could materially affect the Combined Group’s business, financial condition and results of operations.

The Combined Group will depend on a number of third parties for the operation of its business

Each of PartyGaming and bwin has, and the Combined Group will have, key contractual relationships with a number of third parties, including suppliers, software/technology providers, insurers, partners, banks and payment processors. The failure of one or more of these third parties may have a material adverse impact on the financial and operational performance of the Combined Group. Similarly, the failure of one or more of these third parties to fulfil its obligations to the Combined Group for any other reason may also cause significant disruption and have a material adverse effect on its operations, financial performance and prospects. In this regard, the risk associated with the failure of banks and payment processors with which the Combined Group maintains direct contractual relationships may be distinguished from the risk of banks or credit card companies rejecting customer payments to the Combined Group.

The Combined Group will depend on technology and advanced information systems, which may fail or be subject to disruption

The integrity, reliability and operational performance of the Combined Group’s IT systems will be critical to its operations. These IT systems may be damaged or interrupted by increases in usage, human error, natural hazards or disasters or similarly disruptive events. Furthermore, PartyGaming’s and bwin’s current systems may be unable to support a significant increase in online traffic or increased customer numbers, whether as a result of the Merger, or organic or subsequent inorganic growth of the business. Any failure of the Combined Group’s IT infrastructure or the telecommunications and/or other third-party infrastructure on which such infrastructure relies (for example, in Gibraltar or Alderney) could lead to significant costs and disruptions that could reduce revenue, harm the Company’s business reputation and have a material adverse effect on the operations, financial performance and prospects of the Combined Group.

The Combined Group will have in place business continuity procedures, disaster recovery systems and security measures in the event of network or IT failure or disruption. However, those procedures and measures may not be effective to ensure that the Combined Group is able to carry on its business in the ordinary course if they fail or are disrupted, and they may not ensure that the Combined Group can anticipate, prevent or mitigate a material adverse effect on its operations, financial performance and prospects resulting from such failure or disruption.

In addition, ensuring that appropriate protections are in place to detect any intrusion or other security breaches, together with preventative measures safeguarding against sabotage, hackers, viruses, and cyber crime will also be essential to the Combined Group’s success. Any failure in these protections could have a material adverse effect on the operations, financial performance and prospects of the Combined Group.

The Combined Group’s ability to develop new markets may be adversely impacted by reduced levels of broadband access and internet penetration

Broadband access and internet penetration may be negatively affected by various factors, including the introduction of new media or communications channels or the growth of existing alternative channels (such as mobile and television). In addition, broadband access and internet penetration may be adversely affected by difficult global economic conditions or the cancellation of government programmes to expand broadband access, as occurred in the United Kingdom. There is a significant risk that a reduction in the growth of, or a decline in, broadband access and internet penetration, could materially adversely affect the Combined Group’s ability to develop new markets.

Significant resources may be required to protect the Combined Group against network failure and disruption

The Combined Group may at any time be required to expend significant capital or other resources (including staff and management time and resources) to protect the Combined Group against network or IT failure or disruption, including the replacement or upgrading of its existing business continuity systems, procedures and security measures. If replacements, expansions, upgrades and/or other maintenance are not implemented successfully or efficiently or there are operational failures, the quality of the Combined Group’s product portfolio and service experienced by its customers will be adversely impacted. If, as a result, customers were to reduce or stop their use of the Combined Group’s products and services, this could have a material adverse effect on its operations, financial performance and prospects.

Failure to adequately protect customer account information could have a material adverse effect on the Combined Group

The Combined Group processes personal customer data (including name, address, age, bank details and gaming history) as part of its business and therefore must comply with strict data protection and privacy laws in the EU and certain other jurisdictions in which the Combined Group has customers or holds or transfers information. Such laws restrict the Combined Group’s ability to collect and use personal information relating to customers and potential customers. Notwithstanding the Combined Group’s IT and data security and other systems, it is exposed to the risk that this data could be wrongfully accessed and/or used, whether by employees, customers or other third-parties, or otherwise lost or disclosed or processed in breach of data protection regulation. If the Combined Group or any of the third-party service providers on which it relies fails to transmit customer information and payment details online in a secure manner or if any such loss of personal customer data were otherwise to occur, the Combined Group could face liability under data protection laws. This could also result in the loss of the goodwill of its customers and deter new and existing customers. Each of these factors could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

Contentious Austrian Value Added Tax (‘VAT’) payment obligations may have a negative impact on the Combined Group

The Austrian tax authorities have issued a tax assessment notice to bwin Interactive Entertainment AG, demanding payment of VAT arrears in the aggregate amount of €6.4 million in relation to tax years 2002 to 2004, inclusive. The tax authorities are claiming that as a result of bwin Interactive Entertainment AG using its data processing centres in Austria to host the webpage of its wholly owned subsidiary in Gibraltar, bwin International Limited, the Gibraltar subsidiary is deemed to have a permanent establishment in Austria for VAT purposes (although not for any other purpose), thereby giving rise to Austrian VAT liability. bwin Interactive Entertainment AG has appealed against this notice to the Independent Finance Senate Vienna. As bwin believes that it will ultimately prevail in its appeal against the assessment notice, bwin has not recognised the contested VAT arrears in its consolidated financial statements. The verdict of the Independent Finance Senate Vienna is expected within the next 12 months. If the Independent Finance Senate Vienna finds in favour of the Austrian tax authorities, bwin Interactive Entertainment AG will be able to appeal to the Austrian Supreme Administrative Court. If the Supreme Administrative Court were also to find in favour of the Austrian tax authorities, bwin Interactive Entertainment AG could then be subject to VAT arrears for all tax years since 2002. The total tax liability in theory could amount to a total of up to €130.0 million for tax periods from 2002 to June 2010. This tax liability, if upheld, would have a significant negative impact on the Combined Group’s operations, financial performance and prospects. However, the maximum tax liability that bwin Interactive Entertainment AG could be required to pay in the next 12 months is €6.4 million (the demand in relation to tax years 2002 to 2004) which would become payable if the Independent Finance Senate Vienna found in favour at the Austrian tax authorities.

In addition, the Austrian tax authorities may decide to initiate further VAT audits for 2005 and any subsequent years. If such audits were to result in the assessment of VAT arrears for these years and such assessments are upheld by the courts, this would also have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The receipt and holding of client funds could be regarded as deposit-taking business

In common with other online gaming businesses, payments from PartyGaming’s and bwin’s customers are generally required in advance of permitting such customers to participate in gaming activities. The receipt of funds from customers may be subject to regulation in various countries. For example, such payments may constitute ‘deposits’ for the purposes of the UK financial services regime. Accepting deposits in the UK is a regulated activity, generally requiring those that accept deposits in the UK to be authorised as banks. The Directors of PartyGaming Plc have been advised that the acceptance of payments should not require authorisation as ‘deposit taking’ in the UK by the Financial Services Authority, the UK regulator. The Proposed Directors take a similar view in respect of sums received by bwin.

The Directors have considered the application of the rules on the issue of electronic money and payment services to PartyGaming’s and bwin’s payment arrangements. In each case, they have been advised that it is unlikely that these arrangements as currently operated involve the issue of electronic money or provision of regulated payment services in the UK except in relation to one member of the bwin group (CQR UK Payment Solutions Limited) which is an authorised payment institution. However, the relevant EU directives are broadly drafted and it cannot be guaranteed that relevant EU regulators would not take a contrary view. PartyGaming plc is currently assessing the regulatory impact of this legislation on the limited use of pre-paid cards in connection with its websites in certain jurisdictions outside the UK.

Regulatory regimes across the world are being materially tightened following the financial crisis. If any relevant regulator were to challenge the Combined Group’s payment arrangements, and the Combined Group was unable to withstand such challenge, it would have to reorganise the way in which it receives payments from its customers. Such a reorganisation of payment systems could disrupt the business and, as a result, have an adverse impact on the Combined Group’s operations, financial performance and prospects.

The Combined Group will be exposed to foreign exchange rate fluctuations

The Combined Group’s reporting currency will be euro, but part of its deposits and expenditure will be in other currencies, notably US dollars, Canadian dollars pounds sterling, Czech Koruny, Danish Krone and Hungarian forint. As a result, revenue and costs are affected by foreign exchange rate fluctuations. Exchange rate fluctuations may affect the Combined Group’s consolidated statement of financial position, particularly individual assets and liabilities, but the Combined Group will seek to minimise the effect on net assets where in the opinion of the Directors it makes economic sense to do so.

The Combined Group may, from time to time, hedge a portion of its currency exposures and requirements to try to limit any adverse effect of exchange rate fluctuations on its operations, financial performance and prospects, but there can be no assurance that such hedging will eliminate the potentially material adverse effect of such fluctuations.

The development and launch of new products or new technologies may not be achieved in a timely manner or at all and such products or technologies may not be successful

The success of PartyGaming and bwin to date can partly be attributed to their ability to develop and launch new customer products and new and innovative technologies. There can be no certainty that the Combined Group will continue to be able to develop its technology to keep up-to-date with developments across the online gaming sector and, in particular, to launch such products or new technologies in a timely manner or at all. In addition, there can be no certainty that such products will be popular with customers or that such products or new technologies will be reliable, robust and not susceptible to viruses or failure. Any of these factors could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group’s competitors may address or implement new technologies before the Combined Group is able to do so, or may implement them in a more appealing way

The Combined Group’s competitors may address or implement new technologies before the Combined Group is able to do so or may implement them in a more appealing way. There can be no certainty that existing, proposed or as yet undeveloped technologies will not become dominant in the future or otherwise displace the Combined Group’s services or render them obsolete. If the Combined Group is not able to compete effectively with current or future competitors with earlier or more appealing technology, this could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group’s efforts to expand its customer base in new geographic markets may not be successful

As a result of social, political and legal differences between jurisdictions, successful marketing in a new jurisdiction will often involve local adaptations to the Combined Group’s overall marketing strategy. While PartyGaming and bwin have been successful in entering new geographic markets to date, future entry into new geographic markets may not be successful. In particular, the Combined Group’s marketing strategy in new geographic markets may not be well received by target customers or may not otherwise be socially acceptable in that jurisdiction. The Combined Group may be unable to deal successfully with a new and different local operating environment and may be subject to unfamiliar restrictive local laws and regulations which may include specific technological requirements that are incompatible with the Combined Group’s technology or business model. The Combined Group may also face local state monopolies or other local vested interests that oppose the entry of new operators or already have substantial local market share. In addition, the Combined Group may be required to commit to paying large up-front fees for future gaming licences. The Combined Group may be unable to secure new licences on acceptable terms where required in order to access customers in any given jurisdiction. Each of these could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group is exposed to the risk of competition

If the Combined Group is unable to compete effectively, it may lose customers and may not be able to attract new customers. The online gaming industry is increasingly competitive and the Combined Group may be unable to predict, or adequately plan for, the strategies of its competitors. The Combined Group may be unable to respond quickly or adequately to the changes in the industry brought on by new products and technologies, the availability of products on other technology platforms and marketing channels, the introduction of new website features and functionality or new marketing and promotional efforts by the Combined Group’s competitors or new competitors and new technology.

Whilst the Directors believe the Merger will strengthen the Combined Group’s competitive position, there will be challenges from new and existing competitors who may have larger customer bases and greater brand recognition. In addition, the Combined Group is at risk from further consolidation in the industry which might result in the formation of a very large competitor to whom the Combined Group might lose market share. Other competitors may have significantly greater financial, technical, marketing and other resources than the Combined Group and may be able to secure greater liquidity than the Combined Group. A loss of market share and, in particular, a loss of liquidity in the Combined Group’s poker business could have a considerable adverse effect on the Combined Group’s business.

PartyGaming and bwin also compete for customers with their B2B customers, who incorporate PartyGaming’s and bwin’s gaming systems and software into their own back-office systems and market the resulting online gaming services themselves. While the Combined Group does not incur any marketing expense associated with its B2B revenues, this competition may lead to the Combined Group’s operating margin declining, as B2B customers offer increasing incentives to attract customers, which may require the Combined Group to spend more on its own customer acquisition. Those of the Combined Group’s B2B customers who are invited to join the Combined Group’s B2C platform will also enjoy shared poker player liquidity, as those customers will be able to share most tables on the Combined Group’s platforms. If there is a break-down in, or termination of, contractual relations between the Combined Group and its B2B customers, the Combined Group may become a party to disputes or litigation that could be expensive, lengthy and disruptive to business operations. Disputes which cannot be resolved favourably could have a material adverse effect on the Combined Group’s operations and financial performance.

PartyGaming and bwin supply, and the Combined Group will supply, some B2B services to its customers on a revenue-share basis. While some B2B customers contribute additional customer liquidity to PartyGaming’s and bwin’s poker and other platforms, these customers compete for customers with the Combined Group. The Combined Group may be unable to agree terms for the continuation of its existing B2B arrangements, or B2B customers may decide in the future to terminate their arrangements, which would result in the loss of customer liquidity and some decline in revenue. In addition, if such B2B customers were to enter into new arrangements with competitors of the Combined Group, the market share of the competitors would increase, thereby strengthening their market position.

The Combined Group will use affiliate marketing for a significant portion of its revenue, and the loss of support from such affiliates could adversely affect its business. The revenue generated from affiliate marketing represented approximately 60 per cent. of PartyGaming’s poker revenue for the six months ended 30 June 2010 and 18 per cent. of bwin’s poker revenue for the nine months ended 30 September 2009. The Directors consider this network to be important to the future growth of the Combined Group’s poker revenue. However, some of the participants in this network may choose to compete with the Combined Group by also marketing their own brands or brands of competitors. Therefore, they may decide in the future to shift their activities towards competitors of the Combined Group or terminate their agreements with the Combined

Group. If the Combined Group’s affiliate marketers decide to market their own or a competitor’s services, the Combined Group’s revenues may decline.

Furthermore, online gaming faces competition from other leisure activities. There can be no assurance that online gaming will be able to increase or maintain its market share against such other leisure activities.

The Combined Group may face difficulties in protecting its intellectual property

The Directors consider the brands, know-how, copyright in software, copyright in data, trade marks, domain names and other intellectual property of PartyGaming and bwin to be a competitive advantage and key to the Combined Group’s prospects. The Combined Group’s failure or inability to protect its intellectual property rights, including its rights in know-how or trade secrets, could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group may face claims alleging infringement of intellectual property rights held by others

The Combined Group’s business activities, products and systems may infringe the proprietary rights of others, and other parties may assert infringement claims against it. Any such claim and any resulting litigation, should it occur, could subject the Combined Group to significant liability for damages (or an account of profits) and legal costs and could result in invalidation of its proprietary rights, loss of rights to use software or other intellectual property rights or technology that are material to its business, distract management, and/or require it to enter into costly and burdensome royalty and licensing agreements. Such royalty and licensing agreements, if required, may not be available on terms acceptable to the Combined Group, or may not be available at all. In the future, the Combined Group may also need to file legal proceedings to defend its trade secrets and the validity of its intellectual property rights, or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources. The occurrence of any of these events could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The loss of certain key members of the Combined Group’s senior management team and staff could have adverse consequences on the Combined Group

The Combined Group’s future success depends in a large part upon the continued service of key members of its senior management team and employees. In particular, the Combined Group’s Co-Chief Executive Officers, Chief Financial Officer, Chief Operating Officer and a number of other key staff will be critical to the overall management of the Combined Group as well as the integration of PartyGaming and bwin, the development of its technology, its culture and its strategic direction. The loss of a number of the Combined Group’s senior management or key personnel could seriously harm its business. The competition in the industry for appropriately skilled employees is high, and the Combined Group is aware that certain of its competitors have directly targeted its employees. Its ability to compete effectively is dependent upon its ability to attract new employees and to retain and motivate its existing employees. For additional information on the Combined Group’s senior management, see Part 3 ‘Directors and Corporate Governance’ of the Prospectus which is incorporated by reference into this document.

Risks relating to the regulation of online gaming

The regulation and legality of online gaming varies from jurisdiction to jurisdiction, is subject to uncertainties in many jurisdictions and the approach to enforcement varies from jurisdiction to jurisdiction

PartyGaming and bwin both have customers in numerous jurisdictions around the world. The regulation and legality of online gaming and the approaches to enforcement vary from jurisdiction to jurisdiction (from open licensing regimes to prohibitions) and in certain jurisdictions there is no directly applicable legislation. In some jurisdictions, online gaming may be illegal. In many jurisdictions there are conflicting laws and/or regulations, conflicting interpretations, divergent approaches by enforcement agencies and/or inconsistent enforcement policies. Moreover, the legality of online gaming is subject to uncertainties arising from differing approaches among jurisdictions as to the determination of where online gaming activities take place and which authorities have jurisdiction over such activities and/or those who participate in them.

The Combined Group’s determination as to whether or not to permit players in a given jurisdiction to access any one or more of the Combined Group’s products and whether or not to engage in various types of marketing activity and customer contact will be made on the basis of a number of factors. These factors include:

•	the laws and regulations of the jurisdiction;

•	the terms of the Combined Group’s gaming licences;

•

the approach by regulatory and other authorities to the application or enforcement of such laws and regulations, including the approach of such authorities to the extraterritorial application and enforcement of such laws and the willingness or ability (or absence thereof) of such authorities to take enforcement action;

•	state, federal or supra national law, including EU law if applicable; and

•	any changes to these factors.

There is a significant risk that the Combined Group’s assessment of the factors referred to above may not always accurately predict the likelihood of one or more jurisdictions taking enforcement or other adverse action against the Combined Group, its customers or its third-party suppliers, which could lead to fines, criminal sanctions and the termination of the Combined Group’s operations in such jurisdiction or jurisdictions.

If the Combined Group is found by a court to be acting unlawfully in offering services to players or carrying out marketing activities in a particular jurisdiction, it may have to desist from doing so, which may have a negative effect on its operations and financial performance. There may also be additional civil, criminal or regulatory proceedings brought against the Combined Group or its directors as a result. Legal proceedings potentially have cost, resource and reputational implications, and could potentially have a material adverse effect on the operations, financial performance and prospects of the Combined Group and on the ability of the Combined Group to retain, renew or expand its portfolio of licences. Moreover, even if successfully defended, the process may result in the Combined Group incurring considerable costs and require significant management resource and time. For details of those proceedings directly involving PartyGaming or bwin which the Directors consider may have, or have had during the 12 months preceding the date of this document, a significant effect on the Company’s and/or PartyGaming’s financial position or profitability, see paragraph 9 ‘Litigation’ of Part VII ‘Additional Information’ of this document.

Certain of PartyGaming’s or bwin’s historic, current or future activities could be construed by domestic regulatory and/or prosecutorial authorities where PartyGaming and bwin have operations, hold licences or simply provide services to customers as infringing national law prohibitions, whether administrative or criminal in nature. In the event that this results in successful prosecutions, these activities could be characterised by prosecuting authorities in the United States (if criminal in nature) as having given rise to a breach by PartyGaming of the NPA or by the Government of Gibraltar (‘GoG’) as infringing PartyGaming’s and bwin’s licences, which could lead to the USAO terminating the NPA or refusing to honour its terms, or to the GoG revoking some or all of the Combined Group’s licences. The Company has discussed the Merger with both the GoG and the USAO, neither of which has suggested that they are opposed to it. In addition, the Gibraltar Licensing Authority has granted in-principle approval for the Merger. However, the Gibraltar Licensing Authority will review the Company’s post-Completion arrangements and has the right to revoke the Company’s license if it is not satisfied with such arrangements. The Directors believe that the risk of the Company having its licence revoked following any such post-completion review is remote, given the support for the Merger and the in-principle approval that the Company has already received from the Gibraltar Licensing Authority. However, if such prosecutions were commenced or such licences revoked, this could have a material adverse effect on the operations, financial performance and prospects of the Combined Group.

The terms of the NPA apply to PartyGaming Plc and will continue to apply to it on Completion. The NPA states that its benefits and obligations extend to PartyGaming Plc’s subsidiaries. It is not entirely clear from the wording of the NPA whether this applies only to PartyGaming Plc’s subsidiaries at the time the NPA was entered into or to PartyGaming Plc’s subsidiaries from time to time. It is therefore conceivable that, after

Completion, the USAO could seek additional forfeiture from the Combined Group in respect of services provided by members of bwin’s group of companies in the US prior to the enactment of the UIGEA. If the USAO sought additional forfeiture, the Company would object to that suggestion, but in any event, any such forfeiture would not be expected to be significant in view of the limited revenue bwin generated in the US prior to the enactment of the UIGEA.

There have been, and continue to be, various attempts in the EU to apply domestic criminal and administrative laws to prevent online gaming operators licensed in other EU Member States from operating in or providing services to players within their territory; the case law of the CJEU on this issue continues to evolve and the reactions of the governments of Member States creates uncertainty for online gaming operators

In 2009, PartyGaming and bwin derived approximately 70 per cent. and 94 per cent., respectively, of their gross revenue from customers in Member States of the EU. There have been, and continue to be, attempts by regulatory authorities, state licensees and monopoly operators in certain Member States to apply domestic criminal and administrative laws to prevent, or try to prevent, online gaming operators licensed in other Member States from operating in or providing services to customers within their territories. PartyGaming and bwin permit, and the Combined Group will permit, customers in most Member States to access its services. Although seven Member States are subject to infringement proceedings initiated by the European Commission in relation to the laws that they apply to gaming as being contrary to the EU principles of free movement of services, the application and enforcement of these principles by the CJEU, the domestic courts and regulatory authorities in various Member States remains subject to continuing challenge and clarification. There have been, and continue to be, a considerable number of relevant proceedings before the domestic courts of various Member States and the CJEU. The outcomes of these proceedings remain uncertain and it may take some years before these proceedings are finally decided. For details of those proceedings directly involving PartyGaming or bwin which the Directors consider may have, or have had during the 12 months preceding the date of this document, a significant effect on the Company’s and/or PartyGaming’s financial position or profitability, see paragraph 9 ‘Litigation’ of Part VII ‘Additional Information’ of this document.

If the jurisprudence of the CJEU continues to recognise that Member States may, subject to certain conditions, restrict the provision of online gaming services by operators licensed in other Member States, this may adversely affect the Combined Group’s ability to permit customers in a given Member State to access one or more of the Combined Group’s online gaming services and to engage in certain types of marketing activity and customer contact. Depending on the way in which national courts interpret EU law, the Combined Group may have to submit to local licensing, regulation and/or taxation in more Member States than is currently the case and/or exclude players who are based in certain Member States, either entirely or from certain product offerings. Any such consequences could potentially have a material adverse effect on the operations, financial performance and prospects of the Combined Group.

Adverse changes to the regulation of online gaming or the interpretation thereof by regulators could materially adversely affect the Combined Group

Where regulated, the provision of online gaming services is subject to extensive laws, regulations and, where relevant, licensing requirements. These laws, regulations and licensing requirements vary from jurisdiction to jurisdiction but typically address the responsibility, financial standing and suitability of owners, directors and operators. Many of these laws, regulations and licensing requirements are recent and are subject to change at any time and relevant regulatory authorities may change their interpretation thereof at any time.

Failure to comply with relevant laws, regulations or licensing requirements may lead to penalties, sanctions or ultimately the revocation of relevant operating licences. In addition, the compliance costs associated with these laws, regulations and licensing requirements may be significant. Any adverse changes to the regulation of online gaming, the interpretation of these laws, regulations and licensing requirements by relevant regulators or the revocation of operating licences could materially adversely affect the operations, financial performance and prospects of the Combined Group.

The clarification of the regulation of online gaming may restrict the Combined Group’s ability to continue to operate in its existing and future markets and may lead to increased competition

Certain countries in which laws currently prohibit or restrict online gaming or the marketing of those services, or protect monopoly providers of gaming services, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. Whilst these changes may provide growth opportunities for the Combined Group, a new licensing and regulatory regime adopted in any such country may not grant a licence to the Combined Group or may impose onerous conditions such as onerous licensing requirements, together with enforcement sanctions for breach thereof, taxation liabilities that make the market unattractive to the Combined Group, or impose restrictions that limit its ability to offer certain of its key products or to market its products in the way it would wish to do so.

Each of PartyGaming and bwin excludes, and, unless the US regulations change in favour of online gaming, the Combined Group will exclude, players resident in the United States from access to its online gaming services in compliance with US laws. It is possible that the United States will become a regulated market for online gaming at the state or federal level. However, there can be no assurance that such regulation will be passed or that, if passed, the Combined Group will obtain a licence in the United States at the state or federal level or that it will not lead to additional significant competition or significant costs for the Combined Group.

Furthermore, the Combined Group’s competitors may be established in a country or market prior to the Combined Group’s entry. If regulation is liberalised or clarified in some jurisdictions, then the Combined Group may face increased competition from other providers, and competition from those providers may have a material adverse effect on the overall competitiveness of the online gaming industry. The Combined Group may face difficulty in competing with providers that take a more aggressive approach to regulation than the Combined Group and are consequently able to generate revenues in markets from which the Combined Group does not accept customers or in which it will not advertise. Certain operators still have customers in the United States, while PartyGaming and bwin do not, which may lead to the Combined Group being disadvantaged in competing for liquidity, in particular in respect of its poker offering. Any of these factors may materially adversely affect the Combined Group’s operations, financial performance and prospects.

The opening of new markets, and the clarification of restrictions surrounding online gaming in other markets where the legal position is currently unclear, may encourage new entrants to the online gaming sector or strengthen the position of competing gaming operators. A significant increase in competition may have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group faces the risk of loss, revocation, non-renewal or change in the terms of its gaming licences

The Combined Group’s gaming licences tend to be issued for fixed periods of time, after which a renewal of the licence is required. Licences also typically include a right of termination for the regulator in certain circumstances. If any of the Combined Group’s gaming licences were not renewed or were revoked, this could materially adversely affect the Combined Group’s business and financial condition. In particular, the Combined Group’s Gibraltar licences are of key importance to its operations. The revocation or non-renewal of the Combined Group’s licences could arise if the Company’s Directors, management, or shareholders failed to comply adequately with the suitability, information reporting or other requirements of relevant licensing and regulatory authorities.

In addition, renewal of the Combined Group’s licences may be on terms that are less favourable to the Combined Group, which could have a material adverse effect on the operations, financial performance and prospects of the Combined Group.

The regulatory risks to the Combined Group may be greater where it has a physical presence

Gibraltar

Two of PartyGaming Plc’s subsidiaries, ElectraWorks Limited and PGB Limited, and two of bwin Interactive Entertainment AG’s subsidiaries, bwin International Limited and Ongame Networks Limited (‘Ongame’), are licensed under the Gambling Act 2005 of Gibraltar (the ‘Gibraltar Gambling Act’) to operate remote gambling online casino activities or fixed odds betting services from Gibraltar. In addition, PartyGaming’s head office and registered office is in Gibraltar and the Combined Group’s head office and registered office will be in Gibraltar. The licences from the GoG as the Licensing Authority have been granted for a period of five years, expiring on 31 October 2014 (in respect of PartyGaming’s online casino licence), 31 July 2011 (in respect of PartyGaming’s fixed odds betting licence), 31 October 2011 (in respect of bwin’s online casino licence), 1 December 2014 (in respect of bwin’s fixed odds betting and approved pools betting licence) and 30 June 2012 (in respect of Ongame’s online casino licence), but may be renewed annually subject to the payment of a prescribed fee. The licences require the Combined Group to direct the advertising and promotion of online gaming activities only to citizens of nations in which it is not illegal for such activities to be undertaken and to not provide gambling activities to customers where such provision is illegal under the applicable law. There is a risk that certain of the Combined Group’s activities may constitute a breach of local law in jurisdictions where it has customers. The licences also require the licensee to manage and operate all of its gambling activities from approved premises in Gibraltar. The licences include provisions entitling the GoG to revoke the licence on public interest grounds and to refuse a renewal if a breach of any term or condition is not remedied within 90 days of the licensee being notified. The Directors believe that PartyGaming, bwin and Ongame have good standing in Gibraltar. However, no assurance can be given that the Combined Group’s gaming licences in Gibraltar will not be revoked or that any new, renewed or subsequent licences or approvals that may be required by the Combined Group in the future will be granted.

Austria

bwin holds a permit issued by the Vienna State Government for bets on sporting events through the internet. Two computer centres used by bwin to support its online gaming activities are located in Austria. In addition, a range of administrative functions, including marketing, financial services, customer support, IT and security services are carried out in Austria. The scope of the permit is limited and does not cover all of the online gaming activities that receive support from the operations in Austria. The Austrian Ministry of Finance, as the gaming regulatory authority, considers the offering of games of chance via the internet without an Austrian licence to be illegal. It has argued that its view of Austrian gaming regulation is in compliance with EU law and that operators other than the incumbent monopoly operators are illegal under Austrian law. However, in its judgment of 9 September 2010 in the Engelmann case (Case C-64/08), the CJEU concluded that the Austrian legislation under which only companies registered in Austria may operate casinos is incompatible with EU law and that the absence of a competitive procedure for the grant of licences under that legislation is also incompatible with EU law. While the Directors believe that bwin’s activities in Austria do not contravene Austrian law, no assurance can be given that the Austrian authorities and courts will take the same position. Should the Austrian authorities initiate proceedings to impose criminal penalties or seize bwin’s equipment or funds, this would cause significant disruption to the business of the Combined Group, and would have a material adverse effect on the Combined Group’s business, revenues, operating results and financial position. The Directors believe that, in the event of a seizure of bwin’s equipment or funds, it would take a few months to relocate bwin’s servers and for them to become fully operational again.

India

PartyGaming purchases business process outsourcing (‘BPO’) services from its subsidiary IVY Comptech in Hyderabad. As part of these services, IVY Comptech provides software development and IT enabled BPO services to PartyGaming. Indian state law prohibits gaming and maintaining gaming houses in India. However, there is no law prohibiting the provision of BPO services in India for gaming which takes place outside India or to gambling houses which are not located in India and which do not offer gaming services to any person accessing such services from India. Although the law regarding gaming in India does not reference or specifically prohibit online gaming, there is a risk that allegations could be made that the Combined Group’s BPO services violate the Andhra Pradesh Gaming Act 1974 and a number of other Andhra Pradesh state and central Indian laws and regulations.

PartyGaming employs technology that seeks to identify the geographic location of players who attempt to access its websites in order to ensure that its online gaming services are not accessible to any person from India. PartyGaming has been advised that on the basis that PartyGaming does not provide services to a gaming house in India and does not provide online gaming services to any person accessing such services from India, PartyGaming’s operations in India are in accordance with local gaming law. However, there can be no assurance that regulators will not regard PartyGaming’s BPO operation as breaching Indian gaming law. Any attempt, whether successful or not, by the Indian authorities to bring an action against PartyGaming for breach of its gaming laws would be likely to require it to take defensive action, resulting in legal and other costs and disruption to its business. Any requirement to relocate PartyGaming’s BPO operation from India as a result of any such action could have an adverse effect on the Combined Group’s business, revenue and financial position.

Although the Government of India has pursued policies of economic liberalisation, the influence of the Indian central and state governments on businesses in India has remained significant. There can be no assurance that the Government’s liberalisation policies will continue and specific laws and policies affecting BPO companies or companies in general, foreign investment, currency exchange rates or other matters related to operating in India, or Andhra Pradesh in particular, could change. A significant change in law or policy could disrupt the Combined Group’s BPO operations in India and materially and adversely impact its operations as a result.

Canada

A significant number of PartyGaming’s customers, who generated approximately 11.5 per cent. of PartyGaming’s gross revenue in 2009, reside in Canada. PartyGaming also advertises its play money gaming site in Canada and receives funds from, and pays out winnings to, its customers in Canada. As a result of the Merger, the Combined Group will acquire certain bwin servers which are operated by a third party service provider and are located in the Mohawk Territory of Kahnawake. It is anticipated that bwin’s servers in Kahnawake will be decommissioned after the Merger. bwin’s subsidiary Ongame also currently holds a licence in Kahnawake which is required to be renewed every two years, with the next renewal scheduled for 31 July 2011. If bwin’s existing arrangements in Kahnawake were abruptly terminated or its operations were deemed to be illegal, then bwin would need to commence equivalent operations in another jurisdiction. The Directors believe such a change could be effected within a few weeks.

Subject to certain exceptions, the Canadian Criminal Code prohibits the offering or advertising of gaming services by persons in Canada to players resident in Canada and these provisions are drafted broadly enough to prohibit online gaming and permit prosecution if the offence takes place in Canada. This prohibition has been applied by the Canadian courts, albeit only in respect of operators with a physical presence in Canada outside the Mohawk Territory of Kahnawake. In addition, the lottery and casino legislation of the provinces in Canada where residents can access the Combined Group’s gaming sites contains provisions with regard to the availability of its gaming activities. Such legislation generally prohibits anyone but the provincial government from offering gaming services. The directors of PartyGaming Plc have been advised that it cannot be excluded that the extent of bwin’s operations and presence in Canada may be sufficient for criminal or civil proceedings to be commenced against the Combined Group, the Directors and/or other persons and entities associated with the Combined Group’s online gaming activities. Any such action against the Combined Group, the Company’s Directors, customers or others could have a material adverse effect on the Combined Group’s business, revenue and financial position. However, the Directors understand there to be significant jurisdictional and other obstacles to the imposition, adjudication and enforcement of Canadian law against the Combined Group and the Company’s Directors, as the Combined Group’s relevant operating subsidiaries are not incorporated in Canada and do not have a physical presence there.

The Kahnawake Gaming Law was enacted in 1999 by the Kahnawake Mohawk Council to permit online gaming operators to be licensed in the Kahnawake Mohawk Territory, an Indian reserve under the Indian Act (Canada) in the province of Quebec. The sovereign power of an Indian Band (as defined in the Indian Act (Canada)) such as the Kahnawake Mohawks to enact laws in the area of gaming, such as the Kahnawake Gaming Law, has not been upheld by Canadian courts in the past. In addition, residual tensions exist between the governments of Canada and the province of Quebec on the one hand, and the Kahnawake Mohawks on the other, as to the validity of the sovereignty claimed by the Mohawks in the area of gaming. However, the Directors do not anticipate an imminent challenge to the regulatory regime in the Mohawk Territory due to the sensitive political climate currently associated with this issue.

Enforcement action could, however, be taken by the Canadian national or provincial authorities, and no assurance can be given that new, renewed or subsequent licences or approvals that may be required of the

Combined Group in the future will be granted or that the existing authorisation, even if valid, will be renewed or will not be cancelled. In addition, there can be no guarantee that any renewal of Ongame’s Kahnawake licence will not be on terms which are less favourable to the Combined Group.

Canadian authorities may seek to disrupt the operation of the gaming servers used by the Combined Group in Kahnawake, either through political pressure on the Kahnawake Mohawks or by seizure of the equipment hosting the server site, which could have a material adverse effect on its business, revenue and financial position. The Directors believe that it is unlikely, in the prevailing political climate, that the Canadian authorities would attempt to have the servers closed by taking unilateral enforcement action.

Any attempt, whether successful or not, by the Canadian federal or provincial authorities to bring an action against any company in the Combined Group or the Directors would be likely to require the Combined Group to take defensive action, resulting in legal and other costs and in the diversion of management time and resources. If the Combined Group had to stop dealing with Canadian customers, this would also have a material adverse effect on revenues and operating profits.

Sweden

bwin Games AB is a Swedish subsidiary of bwin Interactive Entertainment AG with business premises and a significant number of employees in Stockholm. Swedish law prohibits the arrangement of online gaming activities within Sweden as well as the promotion of gaming services to Swedish residents. bwin Games AB is responsible for technological development of the poker software used in bwin’s websites and for remote maintenance of the productive systems. The Directors believe that these services do not contravene Swedish law. If Swedish regulatory authorities take a different view, it cannot be excluded that it would be open to them to initiate criminal proceedings against bwin Games AB. An adverse ruling by the Swedish authorities could force bwin Games AB to relocate its Swedish operations to another jurisdiction. Any such relocation could lead to a delay in the further development of the Combined Group’s poker platform (the development of which is part of the Combined Group’s post-Completion strategy and an expected source of transaction synergies) or could lead to IT systems being temporarily unavailable to the poker network. While measures have been initiated by bwin, including outsourcing development services to India, to mitigate the impact of a relocation of the Swedish operations, there can be no assurance that a relocation would not have a material adverse effect on the business, revenues, operating results and financial position of the Combined Group.

The Combined Group is involved in ongoing litigation in Germany

There are numerous ongoing and pending civil and administrative proceedings in Germany against bwin, bwin International, bwin e.K and the Ongame Network, challenging the legality of, or seeking to prohibit, bwin’s activities one or more German states or in Germany as a whole. For a detailed description of these proceedings, see paragraph 9.4 ‘Germany’ in Part VII ‘Additional Information’. Given that the Combined Group generates significant revenue from Germany, an adverse ruling any of these proceedings, especially one that would result in the Combined Group being forced to cease operations in one or more German states, could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

Adverse changes to the taxation of online gaming or the imposition of statutory levies or other duties or charges could materially and adversely affect the operations, financial performance and prospects of the Combined Group

The jurisdictions in which each of PartyGaming and bwin hold, and the Combined Group will hold, licences will impose taxes and duties on its licensed activities. Adverse changes to the taxation of online gaming, or the imposition of, or adverse changes to, statutory levies or other duties or charges, in the jurisdictions where PartyGaming and bwin hold and the Combined Group will hold licences could materially adversely affect the Combined Group’s operations, financial performance and prospects.

PartyGaming and bwin each have a policy, and following Completion the Combined Group will have a policy, to manage and operate each of their group companies in a way that is intended to ensure that it has a taxable presence only in the jurisdiction in which it has a registered business presence and that it has no taxable permanent establishments or other taxable presence in any other jurisdiction. However, if any group company is found to have a taxable presence elsewhere, whether on the basis of existing law or the current practice of any tax authority or by reason of a change in law or practice, this may have a material adverse effect on the amount of income tax or value added tax (‘VAT’) payable by the Combined Group.

It is also PartyGaming’s and bwin’s policy that the pricing of any arrangements between group companies, such as the intra-group provision of services, are intended to be established on an arm’s length basis. However, if the tax authorities in the relevant jurisdictions do not regard the arrangements between any of the group companies as being made at arm’s length, the amount of tax payable by the Combined Group may increase materially.

The Combined Group’s customers are located worldwide. Revenues earned from customers located in a particular jurisdiction may give rise to direct or turnover taxes in that jurisdiction. Moreover, if jurisdictions where gaming winnings are currently not subject to income tax or are taxed at low rates were to begin to levy taxes or increase the existing tax rates on winnings, online gaming might become less attractive for players in those jurisdictions. The levying of additional taxes, either on the basis of existing law or the current practice of any tax authority or by reason of a change in law or practice, may have a material adverse effect on the amount of tax payable by the Combined Group.

The taxation of online gaming businesses is constantly being evaluated and developed by tax authorities. While national approaches to e-commerce taxation are still evolving, it is generally accepted by many tax authorities that the underlying tax principles applying to traditional businesses apply equally to e-commerce businesses. PartyGaming and bwin each have a policy to arrange its affairs within the constraints of e-commerce with a view to managing and mitigating its exposure to tax on its operations outside the jurisdictions in which group companies have a registered business presence. For as long as the taxation of e-commerce businesses continues to evolve, however, the Combined Group (along with other online businesses) will remain susceptible to possible changes in law or to possible challenges from tax authorities under existing law, which may result in an adverse effect on the amount of tax payable by the Combined Group.

Each of PartyGaming and bwin regularly reviews its tax provision on the basis of current law. It is possible that the Combined Group’s tax provision may turn out to be insufficient.

If regulatory authorities take actions against players, this could reduce the demand for the Combined Group’s gaming offerings

There are a number of markets in which the Combined Group has customers where it may be illegal or may become illegal under domestic laws for individuals to engage in online gambling. To date, regulatory agencies have been reluctant to enforce these laws against private individuals. Any attempt in the future by regulatory authorities to enforce such provisions against private individuals could significantly affect demand for the services provided by the Combined Group and thereby have an adverse effect on the business, revenues, operating results and financial position of the Combined Group.

Uncertainty as to the legality of online gaming may deter third-party suppliers from dealing with the Combined Group

Each of PartyGaming and bwin depends, and the Combined Group will depend, on third-party suppliers such as payment processing, telecommunications, advertising, technology, banking and other service providers. The willingness of such providers to provide their services to the Combined Group may be affected by their own assessment of the legality of their provision of services to the Combined Group, of the Combined Group’s business or of the online gaming sector, and by political or other pressure brought to bear on them. Adverse changes in law or regulation or enforcement policies in any jurisdiction may make the provision of key services to the Combined Group unlawful or problematic in such jurisdictions. To the extent that third-party suppliers are unwilling or unable to provide services to the Combined Group, this may have an adverse impact on the Combined Group’s business and profitability.

The introduction of legislation or regulations restricting financial transactions with online gaming operators, other prohibitions or restrictions on the use of credit cards and other banking instruments for online gaming transactions may restrict the Combined Group’s ability to accept payment from its customers. These restrictions may be imposed as a result of concerns related to fraud, payment processing, anti-money laundering or other issues related to the provision of online gaming services. A number of issuing banks or credit card companies may from time to time reject payments to the Combined Group that are attempted to be made by customers. Should such restrictions and rejections become more prevalent, or any other restriction on payment processing be introduced, gaming activity by the Combined Group’s customers or the conversion of registered customers into active customers could be adversely affected, which in turn could have a material adverse effect on operations, financial performance and prospects.

The introduction of legislation or regulations requiring internet service providers in any jurisdiction to block access to the Combined Group’s websites and products may restrict the ability of customers to access its products offered. Such restrictions, should they be imposed, could have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

The Combined Group’s systems and controls to restrict access to its products may not be adequate

PartyGaming and bwin rely, and the Combined Group will rely, on technological systems and controls to block customers from certain jurisdictions accessing their services. These systems and controls are intended to ensure that the Combined Group does not accept money from customers located in those jurisdictions, such as the United States, and where it has made a decision not to offer its products and services. These systems and controls could fail or otherwise be found to be inadequate, either currently or as a result of future technological developments. This may result in violations of applicable laws or regulations. Any claims in respect of any such violations could have cost, resource, and reputational implications, as well as implications on the ability of the Combined Group to retain, renew or expand its portfolio of licences, and so have a material adverse effect on the Combined Group’s operations, financial performance and prospects.

Negative publicity about, or the Combined Group’s failure to control, underage gambling, gambling addiction, fraud, corruption in sport, money laundering or other fraudulent activities may adversely affect the Combined Group’s reputation and business

Negative publicity about underage gambling, gambling addiction, fraud (including money laundering) or corruption in sport (including collusion and match-fixing), even if not directly or indirectly connected with the Combined Group or its products, may adversely impact the Combined Group’s reputation and the willingness of the public to participate in gaming or a particular form of gaming. As a result, the number of potential customers available to the Combined Group could be adversely affected. The occurrence of any of these events could materially adversely affect the operations, financial performance and prospects of the Combined Group.

Online transactions may be subject to sophisticated schemes or collusion to defraud (including to increase gaming winnings), launder money or other illegal activities, and there is a risk that the Combined Group’s products may be used for those purposes either by its customers or its employees. Collusion between customers and the use of sophisticated computer programmes that play poker automatically (‘bots’) are known methods of online gaming fraud. While PartyGaming and bwin have implemented controls and procedures to detect and guard against fraudulent play and other collusion between customers, money laundering and other fraudulent activities and cyber attacks, including distributed denial of service (‘DDoS’) attacks, the Combined Group could lose the confidence of its customers and its reputation could be damaged if these controls and procedures are not effective in all cases, or are circumvented or if the Combined Group fails to implement new controls and procedures or to counter new money laundering, collusion and fraud techniques. The Combined Group monitors collusion and bots and regularly closes accounts and blocks access to offenders. If collusion, bots and other forms of fraud are not detected, the affected customers may experience increased losses. This could lead to customers becoming dissatisfied with the Combined Group’s sites. Moreover, failure of the Combined Group to protect itself and its customers from fraudulent activity, either by customers or employees, could result in reputational damage to the Combined Group and could materially adversely affect its operations, financial performance and prospects. In addition, failure to adequately monitor and prevent money laundering and other fraudulent activity could result in civil or criminal liability for the Combined Group.

Online gaming contracts may be unenforceable

In several of the Combined Group’s key markets (such as, possibly Canada, Germany and Greece), online gaming contracts are deemed by law either to be null and void or unenforceable. In some jurisdictions, customers who have placed bets might be able to recover money paid under an unenforceable contract, through the operation of restitutionary principles. Therefore, although neither PartyGaming nor bwin has faced claims of this kind to date, and the choice of law clauses in end-user terms and conditions stipulate that gaming transactions take place in the location of the operator, there is a risk that customers who have placed bets on an online gaming site could later demand to recover the funds that they have wagered from the operators of the site. If such claims were successful, this could have a material adverse effect on the business, revenues, operating results and financial position of the Combined Group.

The Combined Group may be exposed to contractual claims arising from regulatory action

PartyGaming and bwin have each entered into agreements with service providers in relation to, amongst other things, the marketing of PartyGaming’s and bwin’s products and the processing of payments. PartyGaming and bwin have also entered into sponsorship agreements with companies or entities that they have agreed to sponsor. Many of these agreements contain warranty, indemnity and termination provisions that the counterparties to the agreements may rely on in circumstances where, for instance, the validity of a licence held by PartyGaming or bwin, as the case may be, is disputed (whether as a result of judicial proceedings, a change in law or otherwise), or where regulatory action is taken against the counterparty.

If such claims are made, or action is taken, and counterparties were to rely on the relevant warranty, indemnity or termination provisions, the Combined Group could be faced with material damages or indemnity claims. The Combined Group may also remain liable for any outstanding fees payable to the counterparty of an agreement which has been terminated without, however, receiving any value for such fees. The termination of one or more of the Combined Group’s service or sponsorship agreements and any damages claims brought by the counterparties to such agreements could have a material adverse effect on the Combined Group’s business, revenues, operating results and financial condition.

PartyGaming is subject to indemnification obligations under the underwriting agreement entered into with the underwriters in connection with PartyGaming Plc’s IPO in June 2005

In the underwriting agreement entered into in connection with PartyGaming Plc’s IPO in June 2005, PartyGaming Plc agreed to indemnify the underwriters of the IPO for certain losses suffered by the underwriters in connection with claims related to the IPO. The liability of the Company to the underwriters pursuant to the underwriting agreement is unlimited in time and amount. The Directors believe that in 2006 the USAO approached one of the underwriters regarding that underwriter’s involvement in the PartyGaming IPO, at a time when PartyGaming was offering gambling services to players in the United States, prior to the enactment of the UIGEA. The Existing Directors are not aware of the USAO taking any legal or regulatory actions or proceedings against this underwriter, and PartyGaming has not been contacted by this underwriter regarding the same. The Directors believe that the risk of any such legal or regulatory actions or proceedings is remote. However, there can be no assurance that the USAO or other US authorities will not pursue any legal or regulatory actions or proceedings against the underwriters, which could, in turn, give rise to PartyGaming or the Combined Group being required to make indemnification payments to the underwriters. The Directors do not believe it is possible to specify the potential quantum of such a claim, if any, that might be made against the Company.

PART III

EXPLANATORY STATEMENT

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
23 December 2010

To PartyGaming Shareholders and, for information only, participants in the PartyGaming Share Plans.

Dear PartyGaming Shareholder,

PROPOSED MERGER
OF
PARTYGAMING PLC
AND
BWIN INTERACTIVE ENTERTAINMENT AG

1. Introduction

On 29 July 2010, the PartyGaming Directors and the bwin Directors announced that they had reached agreement on the terms of a merger of PartyGaming Plc and bwin Interactive Entertainment AG.

Your attention is drawn to the letter from the PartyGaming Chairman, Rod Perry, on behalf of all of the PartyGaming Directors, which is set out in Part I of this document, and to the remainder of this document. That letter contains, among other things, the background to and reasons for the Merger, together with the recommendation by the PartyGaming Directors to PartyGaming Shareholders to vote in favour of the PartyGaming EGM Resolutions to approve and implement the Merger to be proposed at the PartyGaming EGM. The letter states that the PartyGaming Board has received financial advice from Deutsche Bank in relation to the Merger. In providing its financial advice to the Board, Deutsche Bank has taken into account the PartyGaming Board’s commercial assessment of the Merger. The letter also states that the PartyGaming Board considers the terms of the Merger to be fair and reasonable, and the Resolutions to be put to the PartyGaming EGM to be in the best interests of PartyGaming Plc and PartyGaming Shareholders as a whole.

In addition, the letter states that the PartyGaming Board, which has been so advised by Deutsche Bank, considers the terms of the Regulatory Process Agreement to be fair and reasonable as far as the PartyGaming Shareholders as a whole are concerned. Jim Ryan and Martin Weigold, who are related parties in respect of the Regulatory Process Agreement, did not participate in the PartyGaming Board’s consideration of the Regulatory Process Agreement. Further, Rami Lerner, as a director nominated to the PartyGaming Board by the Principal PartyGaming Shareholders, who are related parties in respect of the Regulatory Process Agreement, did not participate in the PartyGaming Board’s consideration of the Regulatory Process Agreement.

The letter also states that the PartyGaming Board, which has been so advised by Deutsche Bank, considers the terms of the PartyGaming Relationship Agreement to be fair and reasonable as far as the PartyGaming Shareholders as a whole are concerned. Rami Lerner, as a director nominated to the PartyGaming Board by the Principal PartyGaming Shareholders, who are related parties in respect of the PartyGaming Relationship Agreement, did not participate in the PartyGaming Board’s consideration of the PartyGaming Relationship Agreement.

Deutsche Bank, which is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervising Authority) and authorised and subject to limited regulation in the United Kingdom by the Financial Services Authority is advising PartyGaming Plc in relation to the Merger and is not acting for any of the PartyGaming Directors in their personal capacity nor for any PartyGaming Shareholder in relation to the Merger. Deutsche Bank will not be responsible to any such person for providing the protections afforded to its clients or for advising any such person in relation to the Merger. Apart from the responsibilities and liabilities, if any, which may be imposed on Deutsche Bank by the FSMA or the regulatory regime established thereunder, Deutsche Bank will not owe any duties or responsibilities to any particular PartyGaming Shareholder concerning the Merger.

Deutsche Bank has been authorised by the PartyGaming Directors to write to you to set out the terms of the Merger and to provide you with other relevant information. The Merger Plan is set out in full in Part IV of this document. Your attention is also drawn to the other parts of this document, including paragraph 1 of Part VII of this document, which indicates who has responsibility for information contained in this document, including this explanatory statement. PartyGaming Shareholders should read the whole of this document before deciding whether or not to vote in favour of the Resolutions to approve and implement the Merger.

2. Summary of the Merger

The Merger will be effected by way of a merger by acquisition pursuant to the Cross-Border Mergers Directive, in accordance with which, at Completion, all of bwin Interactive Entertainment AG’s assets and liabilities will be transferred to PartyGaming Plc by operation of law, and bwin Interactive Entertainment AG will be dissolved without going into liquidation. PartyGaming Plc, renamed bwin.party, will remain registered in Gibraltar where the central management and operational headquarters of bwin.party will also be located.

In consideration for their agreement to the Merger, Existing bwin Shareholders who each hold one or more Existing bwin Shares on the Effective Date and have not requested Cash Compensation, will be issued New Shares in accordance with an Exchange Ratio of 12.23 New Shares for each Existing bwin Share. Following Completion, and assuming full uptake in the Merger of the bwin.party Shares by Existing bwin Shareholders, bwin.party Plc is expected to be 51.69 per cent. owned by the Existing bwin Shareholders and 48.31 per cent. owned by the PartyGaming Shareholders.

In accordance with the provisions of the Cross-Border Mergers Directive, PartyGaming Plc has appointed the Gibraltar company, Deloitte Limited, to consider whether the Exchange Ratio is reasonable. Deloitte Limited has confirmed to PartyGaming Plc that it considers the Exchange Ratio to be reasonable. bwin Interactive Entertainment AG has appointed the Austrian company, Deloitte Audit Wirtschaftsprüfungs GmbH, to consider whether the Exchange Ratio and the Cash Compensation are reasonable. Deloitte Audit Wirtschaftsprüfungs GmbH has confirmed to bwin Interactive Entertainment AG that it considers the Exchange Ratio and Cash Compensation to be reasonable.

3. Structure of the Merger

Introduction

The Merger is to be effected by way of a merger by acquisition pursuant to the Cross-Border Mergers Directive (2005/56/EC) in accordance with which, on completion of the Merger, bwin Interactive Entertainment AG’s assets and liabilities will be transferred to PartyGaming Plc, and bwin Interactive Entertainment AG will be dissolved without going into liquidation. The Merger Plan is set out in full in Part IV of this document.

Completion of the Merger is conditional upon, amongst other things, approval by the PartyGaming Shareholders, due to the size of bwin relative to that of PartyGaming. The Merger also requires the sanction of the Court.

The Merger is also conditional upon the approval of Existing bwin Shareholders and the Austrian Commercial Register having issued the Austrian Pre-Merger Legality Certificate.

The PartyGaming EGM

Before the Court’s sanction of the Merger can be sought, the Merger will require approval by the passing of the resolutions at the PartyGaming EGM to approve, among other things, the Merger, the adoption of new articles of association of PartyGaming Plc and the entry into the Regulatory Process Agreement and the

PartyGaming Relationship Agreement (on which all the PartyGaming Shareholders are entitled to vote), details of each of which are set out in paragraph 16 of Part I of this document.

The notice convening the PartyGaming EGM, is set out at the end of this document. Save as set out below, all PartyGaming Shareholders will be entitled to attend and vote at the PartyGaming EGM.

The PartyGaming EGM is being convened for 2.00 p.m. (CET) on 28 January 2011 at The Eliott Hotel, 2 Governor’s Parade, Gibraltar, to consider and, if thought fit, pass the PartyGaming EGM Resolutions.

At the PartyGaming EGM, voting will be by way of poll and each PartyGaming Shareholder present in person or by proxy will be entitled to one vote for each PartyGaming Share held. A white Form of Proxy for use in respect of voting on the PartyGaming EGM Resolutions, is enclosed with this document (please see paragraph 19 of Part I of this document). The approval required at the PartyGaming EGM is a simple majority of the PartyGaming Shareholders present and voting either in person or by proxy in respect of Resolutions 1, 2, 3, 4, 5, 6 and 7 and a majority of not less than 75 per cent. of the PartyGaming Shareholders present and voting either in person or by proxy in respect of Resolutions 8 and 9.

PartyGaming Shareholders should return their white Form of Proxy for the PartyGaming EGM, in the reply-paid envelope provided (for use in the UK only), to Capita Registrars, as soon as possible and, in any event, so as to be received 48 hours before the time appointed for the PartyGaming EGM (or, in the case of adjournment, not later than 48 hours before the time fixed for the adjourned meeting). PartyGaming Ordinary Shareholders wishing to submit a form of proxy electronically should visit the www.partygaming-registrar.com website and select the Extraordinary General Meeting tab on the left hand side of the page. To be valid electronic proxy instructions must be received by Capita Registrars no later than 1.00 p.m. (London time) on 26 January 2011. Unless the white Form of Proxy is returned by the time mentioned in the instructions printed on it, it will be invalid. The completion and return of a white Form of Proxy will not prevent you from attending and voting in person at the PartyGaming EGM, or at any adjournment thereof, if you so wish and are so entitled.

PartyGaming Depositary Interest Holders may attend the PartyGaming EGM in person if the Depositary has appointed them as a corporate representative. PartyGaming Depositary Interest Holders not wishing to attend the PartyGaming EGM but wishing to vote in respect of the resolutions to be considered at the PartyGaming EGM can do so by: (1) giving the Depositary voting instructions via CREST; (2) completing the enclosed blue Form of Direction; or (3) submitting a form of direction electronically by visiting the www.partygaming-registrar.com website and selecting the Extraordinary General Meeting tab on the left hand side of the page (please see paragraph 19 of Part I of this document).

PartyGaming Depositary Interest Holders who wish to attend the PartyGaming EGM in person must ask the Depositary, Capita IRG Trustees Limited, to appoint you as its corporate representative. A letter of corporate representation can be obtained from the Depositary by emailing custodymgt@capitaregistrars.com or by calling Capita Registrars on 0871 664 0321 (from within the UK) or +44 20 8639 3399 (from outside the UK). Lines are open from 9.00 a.m. to 5.00 p.m. (London time) Monday to Friday (except UK public holidays). Calls to the 0871 664 0321 number cost 10 pence per minute from a BT landline. Other network providers’ costs may vary. Calls to the helpline from outside the UK are charged at applicable international rates. Different charges may apply to calls made from mobile telephones. Calls may be recorded and monitored randomly for security and training purposes. The helpline cannot provide advice on the merits of the Merger nor give any financial, legal or tax advice.

PartyGaming Depositary Interest Holders who do not wish to attend the PartyGaming EGM in person should take the action set out below.

PartyGaming Depositary Interest Holders who are able to give voting instructions via CREST should do so by completing and transmitting the appropriate CREST message so as to be received by the Depositary’s agent (ID RA10) by 1.00 p.m. (London time) on 25 January 2011.

PartyGaming Depositary Interest Holders who cannot give voting instructions via CREST should either submit a form of direction electronically by visiting the www.partygaming-registrar.com website and selecting the Extraordinary General Meeting tab on the left hand side of the page or complete and return the enclosed blue Form of Direction. To be valid, the blue Form of Direction must be completed and returned, so as to be received by Capita Registrars by 1.00 p.m. (London time) on 25 January 2011. To be valid, the electronic form of direction must be submitted by no later than 1.00 p.m. (London time) on 25 January 2011.

If you have any questions relating to this document, the PartyGaming EGM or the completion and return of the white Form of Proxy or the blue Form of Direction, please call Capita Registrars on 0871 664 0321 (from within the UK) or +44 20 8639 3399 (from outside the UK). Lines are open from 9.00 a.m. to 5.00 p.m. (London time) Monday to Friday (except UK public holidays). Calls to the 0871 664 0321 number cost 10 pence per minute from a BT landline. Other network providers’ costs may vary. Calls to the helpline from outside the UK are charged at applicable international rates. Different charges may apply to calls made from mobile telephones. Calls may be recorded and monitored randomly for security and training purposes. The helpline cannot provide advice on the merits of the Merger nor give any financial, legal or tax advice.

Sanction of the Merger by the Court

Under the Gibraltar legislation implementing the Cross-Border Mergers Directive, the Merger requires the sanction of the Court and such sanction is one of the Conditions. The Court Hearing is expected to be held in March 2011, subject to the prior satisfaction or waiver of the other Conditions. The Conditions are set out in Part V of this document. PartyGaming Plc has confirmed that it will be represented by counsel at the Court Hearing so as to consent to the Merger and to undertake to the Court to be bound thereby.

The Merger will become effective when the Court Order, an office copy of which having been delivered to the Gibraltar Companies Registrar for registration, comes into effect without being subject to any conditions. Subject thereto, and to the further terms of the Merger, it is expected that the New Shares to be issued to Eligible bwin Shareholders will be issued and Admission will take place on the first Trading Day after the Effective Date.

If the Merger does not become effective by 29 July 2011 (or such later date (if any) as PartyGaming Plc and bwin Interactive Entertainment AG may agree (and, if required, the Court may approve) the Merger will not proceed.

Conditions to the Merger

The Conditions to the Merger are set out in full in Part V of this document and are summarised in paragraph 17 of Part 1 of this document.

4. The New Shares

The Existing PartyGaming Shares have been, and the New Shares will be issued credited as fully paid. The New Shares will rank pari passu in all respects with the Existing PartyGaming Shares in issue at the time the New Shares are issued pursuant to the Merger, including the right to receive and retain all dividends and other distributions declared, made or paid by reference to a record date after the Effective Date. Both PartyGaming Plc and bwin Interactive Entertainment AG have agreed that neither of them will declare or pay any dividend prior to Completion without the consent of the other.

As securities issued by a non-UK company, the Existing PartyGaming Shares are not able, and the New Shares will not be able to be held or transferred in the CREST system. Accordingly, the Existing PartyGaming Shares are, and the New Shares will only be capable of being held in certificated form. However, at the time of its listing in 2005, PartyGaming Plc put in place depositary interest arrangements to enable investors to settle and pay for interests in Existing PartyGaming Shares through the CREST system. Such arrangements will remain in place after Completion in relation to the Existing PartyGaming Shares and will also apply to the New Shares.

The Existing PartyGaming Shares are, and the New Shares will be issued in registered form. Title to Existing PartyGaming Shares is, and to New Shares will be evidenced by entry in PartyGaming Plc’s register of members. Title to Depositary Interests in respect of the Existing PartyGaming Shares is, and in respect of the New Shares will be evidenced by entry in the operator register maintained by CREST which forms the register of Existing PartyGaming Depositary Interests.

Share certificates will be issued in respect of the New Shares in accordance with applicable legislation. Certificates already in issue for the Existing PartyGaming Shares will remain valid following Completion.

The New Shares will be denominated in pounds sterling.

5. Settlement

The Merger is classified as a reverse takeover for PartyGaming Plc pursuant to the Listing Rules. Consequently, PartyGaming Plc will be required to re-apply for the listing of the Existing PartyGaming Shares and satisfy the relevant requirements for listing. It is therefore anticipated that, in accordance with the Listing Rules, immediately prior to Admission the UK Listing Authority will cancel the listing of the Existing PartyGaming Shares. Applications will be made to the UK Listing Authority and to the London Stock Exchange for the Existing PartyGaming Shares to be readmitted and for the New Shares to be admitted to the Premium Listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities.

PartyGaming Plc and bwin Interactive Entertainment AG expect the bwin.party Ordinary Shares (being the Existing PartyGaming Shares and the New Shares) to be allocated to the premium listing segment of the Official List of the UKLA on Completion. PartyGaming Plc and bwin Interactive Entertainment AG also expect that bwin.party, as the parent company of the Combined Group, will continue to qualify for inclusion in the FTSE UK Index Series.

It is expected that Admission will become effective and that dealings for normal settlement in the bwin.party Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on the first Trading Day after the Effective Date.

6. Overseas Shareholders

This document does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this document, the Merger or otherwise. This document does not constitute a prospectus or a prospectus equivalent document. This document and the accompanying documents have been prepared for the purposes of complying with (as applicable) Gibraltar law and English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside of the United Kingdom and Gibraltar.

The New Shares have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan and no regulatory clearances in respect of the New Shares have been, or will be, applied for in any jurisdictions other than the UK, Austria and Gibraltar. Accordingly, unless an exemption under the relevant securities laws is applicable, the New Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into, Canada, Australia or Japan or to, or for the account or benefit of, any person resident in Canada, Australia or Japan.

The Merger between PartyGaming Plc and bwin Interactive Entertainment AG is subject to the disclosure requirements and practices applicable in Gibraltar, Austria and the United Kingdom to statutory mergers, which differ from the disclosure requirements of the United States. Financial information included in this document has been prepared in accordance with International Financial Reporting Standards including International Accounting Standards and interpretations published by the International Accounting Standards Board which have been adopted by the European Commission and endorsed for use in the EU, and complies with the Gibraltar Companies (Accounts) Act 1999, the Gibraltar Companies (Consolidated Accounts) Act 1999 and the Gibraltar Companies Act 1930 (as amended) and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. It may be difficult for investors to enforce their rights and any claim they may have arising under the US federal securities laws. PartyGaming Plc is incorporated in Gibraltar, and all of its officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

Securities may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an exemption from such registration. The New Shares to be issued pursuant to the proposed Merger described in this document are not, and will not be, registered under the Securities Act or under the securities laws of any jurisdiction of the United States and will be issued to Existing bwin Shareholders in the United States in reliance on the exemption from registration provided by Rule 802 under the Securities Act and in reliance on available exemptions from any state law registration requirements. Neither the SEC nor any US state securities commission has approved or disapproved of the securities offered in connection with the Merger, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence. In accordance with the exemption from the registration requirements of the Securities Act, provided by Rule 802 thereunder with respect to the New Shares to be issued in connection with the Merger, PartyGaming Plc will submit to the SEC any informational document it publishes or otherwise disseminates to Existing bwin Shareholders related to the Merger.

7. Taxation

The tax consequences of the Merger will depend on your individual circumstances.

UK

The Merger will not be treated under United Kingdom tax law (in force at the date of this document) as a disposal of Existing PartyGaming Shares by a holder who is resident for tax purposes in the United Kingdom.

Gibraltar

The Merger will not be treated under Gibraltar tax law (in force at the date of this document) as a taxable disposal of Existing PartyGaming Shares.

This summary is intended as a general guide only to certain matters under the tax laws of the United Kingdom and Gibraltar. If you are in any doubt as to your tax position you should consult an appropriately qualified independent professional adviser without delay.

8. Further information

The terms of the Merger are set out in full in Part IV of this document. Your attention is also drawn to the further information contained in this document and, in particular, to the Conditions and Certain Further Terms of the Merger section in Part V of this document, the financial information contained in, and incorporated by reference into, Part I of this document and the additional information set out in Part VII of this document.

Yours faithfully,

Charles Wilkinson
Managing Director
Deutsche Bank AG, London Branch

PART IV

MERGER PLAN

MERGER PLAN

drawn up by the management
board (Vorstand) of

bwin Interactive
Entertainment AG

having its corporate seat
in Vienna
Börsegasse 11, 1010 Vienna

and the board of directors of

PartyGaming Plc

having its corporate seat
in Gibraltar
Suite 711, Europort, Gibraltar

(the “Plan”)

dated

20 December 2010

§1.	Preamble

(1)

bwin Interactive Entertainment AG, registered under number FN 166449 d in the companies register of the Vienna Commercial Court, with its corporate seat in Vienna and its business address at Börsegasse 11, 1010 Vienna, Austria (“bwin”), is a stock corporation organised under the laws of Austria with a share capital of EUR 36,066,041,–, which is divided into 36,066,041 bearer shares with no par value. The actual share capital consists of the share capital as set forth in the Austrian Commercial Register in an amount of EUR 35.717.696 and the shares issued to bwin employees since 1 January 2010 in accordance with the Employee Stock Option Plan and section 159 (2) no. 3 of the Austrian Stock Corporation Act (“AktG”) in the amount of 348,345 ordinary shares having a pro-rated nominal amount of EUR 1 (“bwin Shares”). All ordinary shares issued within the business year ending 31 December 2010 on the basis of conditional capital in accordance with section 159 (2) no. 3 of the AktG, will be filed for registration with the Austrian Commercial Court in accordance with section 168 of the AktG in January 2011.

(2)

PartyGaming Plc, registered under number 91225 in the Register of Companies in Gibraltar, with its corporate seat in Gibraltar and its business address at Suite 711, Europort, Gibraltar (“PartyGaming”), is a public limited company organised under the laws of Gibraltar with an authorised share capital of GBP 105,000 which is divided into 700,000,000 registered shares with a nominal value of GBP 0.00015 each (“PartyGaming Ordinary Shares”), of which as at 10 December 2010 413,052,752 PartyGaming Ordinary Shares have been issued.

(3)

Gibraltar forms part of the European Union pursuant to article 355 of the Treaty on the Functioning of the European Union and has implemented Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies (the “Cross-Border Mergers Directive”) by enacting the Companies (Cross-Border Mergers) Regulations 2010 (the “Gibraltar Merger Regulations”). PartyGaming is a corporation within the meaning of section 1(2) of the Austrian EU Merger Act (BGB1 I 2007/72) (“EU-VerschG”) and a Gibraltar company within the meaning of

Regulation 3(1) of the Gibraltar Merger Regulations. bwin is a corporation within the meaning of section 1(2) of the EU-VerschG and an EEA company within the meaning of Regulation 3(1) of the Gibraltar Merger Regulations.

(4)

By virtue of this Plan, bwin (as existing after the registration of the Demerger (as defined in § 2(2))) is to be merged into PartyGaming pursuant to the EU-VerschG, the AktG, the Austrian Reorganisation Tax Act, and pursuant to the Gibraltar Merger Regulations (the “Merger”). When a copy of the order of the Supreme Court of Gibraltar sanctioning the Merger under regulation 16 of the Gibraltar Merger Regulations (the “Gibraltar Court Order”) has been delivered to the Registrar of Companies in Gibraltar for registration in the Register of Companies and the order comes into force without being subject to any conditions (the “Effective Date”), the assets and liabilities remaining with bwin after the registration of the Demerger will be transferred to PartyGaming by way of universal succession in accordance with section 3 (2) of the EU-VerschG in connection with section 225a (3) of the AktG and in accordance with regulation 17 of the Gibraltar Merger Regulations.

(5)

As PartyGaming is not registered in the United Kingdom, the PartyGaming Ordinary Shares cannot be held or transferred in CREST (being the paperless settlement system operated by Euroclear UK & Ireland Limited) and are only capable of being held in certificated form. However, PartyGaming has in place depositary interest arrangements to enable investors to settle and pay for interests in PartyGaming Ordinary Shares through CREST. Under such arrangements, the PartyGaming Ordinary Shares are held by Capita IRG Trustees Limited (the “Depositary”) on trust for investors who wish to be able to hold and transfer their interests in PartyGaming Ordinary Shares in CREST. The Depositary, which issues dematerialised depositary interests in respect of the underlying PartyGaming Ordinary Shares held by it (the “Depositary Interests”) to such investors, who are able at any time to withdraw their Depositary Interests from CREST and require the Depositary to effect a transfer of the underlying PartyGaming Ordinary Shares to them. Such arrangements will remain in place after Closing (as defined in § 3) in relation to the bwin.party Ordinary Shares and will also apply to the New Shares (as defined in §4(2)(b) to be issued pursuant to the Merger.

§2.	Overview of the Demerger and the Merger

(1)

The Merger forms part of a two-stage transaction which will be implemented in consecutive legal steps, both of which will be treated for accounting purposes as becoming effective on the Accounting Effective Date (as defined in § 4(5)(a)).

(2)

In the first stage, bwin intends to demerge its operational business, including the participations referred to in § 4(10)(a) of the draft demerger and acquisition agreement (the “Demerger Assets”) to bwin Services AG, a stock corporation organised under the laws of Austria and a wholly-owned subsidiary of bwin (“bwin Services AG”) by virtue of the draft demerger and acquisition agreement which is attached hereto as Exhibit 3. The Demerger Assets will be demerged into an existing recipient company pursuant to section 1 (2) no. 2, and section 17 of the Austrian Demerger Act and subject to article VI of the Austrian Reorganisation Tax Act (the “Demerger”). As a result, on completion of the Demerger the Demerger Assets will be owned by bwin Services AG and bwin will become a mere financial holding company. The registration of the Demerger shall occur prior to the registration of the Merger.

(3)

In the second stage, in accordance with the terms and conditions of this Plan, the assets (primarily shareholdings in bwin group companies and selected contractual relationships) and liabilities remaining with bwin after registration of the Demerger will be transferred to PartyGaming by way of universal succession in accordance with section 3 (2) of the EU-VerschG in connection with section 225a (3) of the AktG and in accordance with regulation 17 of the Gibraltar Merger Regulations. The Demerger Assets will continue to be owned by bwin Services AG. The Demerger Assets will comprise, among other things, all employment contracts (except for the contracts of Manfred Bodner and Norbert Teufelberger, the Co-Chief Executive Officers of bwin), supplier contracts, lease agreements, services agreements and cooperation agreements originally entered into by bwin as well as any rights and obligations pursuant to disputes relating to the Demerger Assets to which bwin is a party. Upon completion of the Demerger, any creditors of bwin, to the extent the Demerger Assets are concerned, will become creditors of bwin Services AG by operation of law (universal succession).

(4)	Following completion of the Merger, bwin Services AG will be a wholly-owned subdsidiary of bwin.party (as defined in § 4(1)(c)).

(5)

The resolution of the holders of bwin Shares (the “bwin Shareholders”) to approve the Merger (the “Merger Resolution”) is proposed to be adopted at the same extraordinary general meeting of bwin Shareholders as the resolution to approve the Demerger pursuant to section 8 of the Austrian Demerger Act (the “bwin EGM”).

§3.	Subject matter of the cross-border merger

Subject to the following terms and conditions, bwin (as existing after the registration of the Demerger) shall be merged into PartyGaming by means of a merger by absorption pursuant to the EU-VerschG, the AktG, the Austrian Reorganisation Tax Act and pursuant to the Gibraltar Merger Regulations. On the Effective Date, the assets and liabilities remaining with bwin after the registration of the Demerger will be transferred to PartyGaming by way of universal succession pursuant to section 3 (2) of the EU-VerschG in connection with section 225a (3) of the AktG and pursuant to regulation 17 of the Gibraltar Merger Regulations, the New Shares (as defined in §4(2)(b)) will be allotted and issued for the benefit of Eligible bwin Shareholders (as defined in §4(2)(b)), PartyGaming will absorb bwin, and bwin will be dissolved without entering into liquidation (“Closing”).

§4.	Mandatory particulars of the Plan pursuant to section 5 (2) of the EU-VerschG and regulation 7(2) of the Gibraltar Merger Regulations

(1)	Merging companies (section 5 (2) no. (1) of the EU-VerschG and regulation 7(2)(a) of the Gibraltar Merger Regulations)

(a)

The transferor company is bwin Interactive Entertainment AG (FN 166449 d), a joint stock corporation established under the laws of Austria, with its corporate seat in Vienna and its registered office at Börsegasse 11, 1010 Vienna.

(b)

The transferee company is PartyGaming Plc (company number: 91225), a public limited company established under, and governed by, the laws of Gibraltar, with its corporate seat in Gibraltar and its registered office at Suite 711, Europort, Gibraltar.

(c)

With effect from Closing, PartyGaming’s company name shall be changed to bwin.party digital entertainment plc (“bwin.party”). bwin.party will remain a public limited company established under, and governed by, the laws of Gibraltar, with its corporate seat in Gibraltar and its registered office at Suite 711, Europort, Gibraltar, and its company number will remain 91225.

(2)

Share-exchange ratio, amount of cash payment and allotment of shares (sections 5 (2) no. (2) and 5 (2) no. (3) of the EU-VerschG and regulations 7(2)(b) and 7(2)(c) of the Gibraltar Merger Regulations)

(a)

For reasons of settlement, the bwin Shares will be suspended from trading for three trading days of the Vienna Stock Exchange prior to Closing. bwin Shareholders will be advised of the date of this suspension accordingly.

(b)

Subject to the remaining provisions of §4(2) and § 4(12), each person who holds one or more bwin Shares on the Effective Date and who is not a Cash-Out Shareholder (as defined in § 4(12)(a)) (an “Eligible bwin Shareholder”) will be eligible to receive 12.23 new bwin.party Shares in exchange for each bwin Share held by such Eligible bwin Shareholder (“New Shares”). The New Shares will be subject to the terms of the articles of association of bwin.party that are in force from time to time. In order to be able to issue the New Shares, PartyGaming will increase its authorised share capital by 800,000,000 new PartyGaming Ordinary Shares, of which up to 450,000,000 PartyGaming Ordinary Shares (being the New Shares) will be allotted and issued in the course of Closing. Applications will be made to the UK Listing Authority and to London Stock Exchange plc for the New Shares to be admitted to the Official List (premium listing segment) of the UK Listing Authority and to trading on London Stock Exchange plc’s main market for listed securities (the “London Stock Exchange”).

(c)

As PartyGaming is not registered in the United Kingdom, the New Shares cannot be directly held or transferred in CREST (being the paperless settlement system operated by Euroclear UK & Ireland Limited) and are only capable of being held in certificated form. However, PartyGaming has in place depositary interest arrangements which will enable Eligible bwin Shareholders to hold interests in the New Shares in electronic form and to settle and pay for interests in the New Shares through CREST. Under such arrangements, on Closing the New Shares will be allotted and issued to the Depositary which will hold the New Shares on trust for the Eligible bwin Shareholders. Without delay upon allotment and issue of the New Shares, the Depositary will issue Depositary Interests in respect of the underlying New Shares (the “New Depositary Interests”) to Oesterreichische Kontrollbank Aktiengesellschaft. Immediately thereafter, upon instruction of Erste Group Bank AG, Graben 21, 1010 Vienna (the “Escrow Agent”), the New Depositary Interests, including any fraction of a New Depositary Interest to which such Eligible bwin Shareholder is entitled (a “Fractional Interest”), will be credited – concurrently against derecognition of the bwin Shares for which they are being exchanged – to the securities deposit accounts of the Eligible bwin Shareholders through the clearing systems of Oesterreichische Kontrollbank AG Clearstream and Euroclear. Eligible bwin Shareholders will be able at any time and through their depositary bank to withdraw the New Depositary Interests to which they are entitled from CREST and require the Depositary to effect a transfer of the underlying New Shares to them.

(d)

The Fractional Interests shall only be tradable in accordance with the provisions of this Plan. Within ten trading days (being days on which the London Stock Exchange is scheduled to be open in its ordinary trading session and Austrian banks in general are open for business, each being a “Trading Day”) after the Effective Date, the Fractional Interests shall be aggregated and delivered by the respective custodian banks to the Escrow Agent as nominee for the relevant Eligible bwin Shareholders. The Escrow Agent shall sell such Fractional Interests (rounded down to the nearest whole New Depositary Interest) on the London Stock Exchange on the Trading Day after expiry of the notification period. Any applicable selling expenses and commissions (including any costs incurred in converting the proceeds from GBP into Euros) shall be borne by bwin.party.

(e)

As soon as possible, but in any case within three Trading Days after the Escrow Agent receives the proceeds of the sale of the Fractional Interests (the “Fraction Compensation”), it shall transfer the Fraction Compensation to the clearing accounts of the Eligible bwin Shareholders pro rata to, and in lieu of, their entitlement to Fractional Interests (to be transferred through Oesterreichische Kontrollbank AG).

(f)

The above exchange ratio is based on a valuation of bwin and PartyGaming as of the date of the bwin EGM. That valuation was carried out on the basis of the rules and guidelines (Fachgutachten) KFS BW1 of the Institute of Business Management, Tax Law and Organisation of the Chamber of Chartered Accountants (Fachsenat für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder), Vienna, Austria.

(3)	Repercussions of the Merger on employment (section 5 (2) no. (4) of the EU-VerschG and regulation 7(2)(d) of the Gibraltar Merger Regulations)

(a)

Upon completion of the Demerger, all employment contracts entered into by bwin (except for the contracts of the Co-Chief Executive Officers, Manfred Bodner and Norbert Teufelberger) will be transferred to bwin Services AG. As the completion of the Demerger will occur before the Merger becomes effective, on Closing bwin will not have any employees other than Manfred Bodner and Norbert Teufelberger. It is proposed that Norbert Teufelberger will be Co-Chief Executive Officer of bwin.party and Manfred Bodner will be a non-executive director of bwin.party. Accordingly, PartyGaming will enter into a service agreement with Norbert Teufelberger and a letter of appointment with Manfred Bodner, each of which will come into effect on Closing.

(b)	The Merger is expected to have the following implications for the employees of bwin and PartyGaming:

(i)

In view of the transfer of all employment contracts (other than those with Norbert Teufelberger and Manfed Bodner) under the Demerger, the Merger itself will not have a direct impact on the employees of either bwin or PartyGaming.

(ii)

Following the completion of the Demerger, the existing employees of bwin will be employed by bwin Services AG and all underlying legal arrangements (such as labour contracts or wage agreements) will continue to apply.

	(iii)	In preparation of the Merger, the management of PartyGaming and bwin have identified a number of potential cost savings from the Merger:

•

Both PartyGaming and bwin have developed and own market leading proprietary gaming software and technology platforms, which are supported by large software development teams. By rationalising each product vertical (ie sports betting, poker, casino and other games and bingo) onto a single platform, terminating contracts for the provision of duplicate third party software and relocating a number of technology development roles to lower cost locations, PartyGaming and bwin expect to achieve significant savings through lower employment costs and the removal of duplicative services.

•

In addition, operational leverage in the area of customer services, coupled with the removal of a number of common head office functions and overheads, is expected to result in meaningful cost savings for bwin.party and its group of companies, as fewer employees will be needed to cover the necessary work shifts.

(4)	Date from which the New Shares will entitle the holders to share in profits (section 5 (2) no. (5) of the EU-VerschG and regulation 7(2)(e) of the Gibraltar Merger Regulations)

The New Shares to be allotted pursuant to § 1(2) shall be issued fully paid and free from all liens, equitable interests, charges, encumbrances and other third-party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) on the New Shares resolved, made, paid or declared on or after 1 January 2010. There are no special conditions affecting this entitlement.

(5)	Merger effective date (section 5 (2) no. (6) of the EU-VerschG and regulation 7(2)(f) of the Gibraltar Merger Regulations)

(a)

Notwithstanding that Closing will occur on the Effective Date, as of 30 September 2010 (the “Accounting Effective Date”) any transactions of the merging companies at company level shall be treated for the purposes of Austrian accounting rules as being for the account of of bwin.party.

(b)

Accordingly, for the purposes of Austrian accounting rules only and at company level, the Merger is carried out with retroactive effect as of 24.00 hours on the Accounting Effective Date on the basis of bwin’s closing balance sheet as of the Accounting Effective Date (Exhibit 1 of this Plan).

(c)

Consequently, for the purposes of Austrian accounting rules only and at company level, any transactions entered into by bwin or PartyGaming shall be deemed to be entered into for the account of bwin.party as of 00.00 hours on 1 October 2010.

(6)	Special rights and proposed measures (section 5 (2) no. (7) of the EU-VerschG and regulation 7(2)(g) of the Gibraltar Merger Regulations)

Board nomination rights

(a)

Subject to the approval of the holders of PartyGaming Ordinary Shares (the “PartyGaming Shareholders”) at a general meeting to be convened to approve the Merger (the “PartyGaming EGM”), with effect from Closing, for so long as (i) Emerald Bay Limited, 57/63 Line Wall Road, Gibraltar, registered in the Register of Companies in Gibraltar under company number 99679, (ii) Stinson Ridge Limited, 57/63 Line Wall Road, Gibraltar, registered in the Register of Companies in Gibraltar under company number 99680, (iii) Ruth Monicka Parasol DeLeon, 57/63 Line Wall Road, Gibraltar (one of the founders of PartyGaming and the owner of Emerald Bay Limited) and (iv) James Russell DeLeon, 57/63 Line Wall Road, Gibraltar (one of the founders of PartyGaming and the owner of Stinson Ridge Limited) ((i) to (iv) above being the “Principal PartyGaming Shareholders”) and their respective associates collectively have a direct or indirect interest in five per cent. or more of the issued share capital of bwin.party, they shall together be entitled to:

	(i)	nominate for appointment to the board of directors of bwin.party (the “bwin.party Board”), and remove in certain circumstances, one non-executive director; and

(ii)

at all times while they have a nominated director as described above, receive such information concerning bwin.party and its business as may reasonably be requested from time to time. Rami Lerner is the Principal PartyGaming Shareholders’ nominee and it is intended that he will be confirmed as member of the bwin.party Board with effect from Closing.

(b)

The non-executive director nominated in accordance with § 4(6)(a) above, shall be entitled to attend as observer at meetings of the remuneration committee (save where bwin.party has reasonable grounds for preventing such attendance) and the ethics committee of bwin.party.

(c)

With effect from Closing, for so long as (i) New Media and Gaming Holding Limited, Valley Towers, No. 3, Valley Road, B’Kara, BKR 9022m, Malta, registered in the Companies Registry in Malta under company number C44503 (a company owned by Norbert Teufelberger and Manfred Bodner) and (ii) Androsch Privatstiftung, Franz-Josefs-Kai 5, 1010 Vienna, Austria, registered in the Companies Registry under FN 183415 d (an Austrian private foundation established by, among others, Dr. Hannes Androsch, chairman of the supervisory board of bwin) ((i) to (ii) above being the “Principal bwin Shareholders”) and their respective associates collectively have a direct or indirect interest in five per cent. or more of the issued share capital of bwin.party they shall together be entitled to:

	(i)	nominate for appointment to the bwin.party Board, and remove in certain circumstances, one non-executive director; and

(ii)

at all times while they have a nominated director as described above, receive such information concerning bwin.party and its business as may reasonably be requested from time to time. Manfred Bodner is the Principal bwin Shareholders’ nominee and it is intended that he will be appointed to the bwin.party Board with effect from Closing.

(d)

bwin.party shall procure that each non-executive director nominated as described in §4(6)(a) or § 4(6)(c) shall be recommended for re-election at each general meeting of bwin.party. If either the Principal PartyGaming Shareholders or the Principal bwin Shareholders give notice to bwin.party that they wish to remove their nominee, bwin.party shall, to the extent permitted by its articles of association, use reasonable commercial endeavours to procure that the relevant individual is removed as non-executive director as soon as reasonably practicable but in any event within one month after receipt of such removal notice.

(e)

If a non-executive director nominated in accordance with §4(6)(a) or § 4(6)(c) resigns, is not re-elected or is removed, bwin.party shall, to the extent permitted by its articles of association, use reasonable commercial endeavours to procure that such other person as may be nominated by the Principal PartyGaming Shareholders or, as the case may be, the Principal bwin Shareholders shall be appointed as non-executive director in accordance with §4(6)(a) or, as the case may be, § 4(6)(c).

(f)

The Principal PartyGaming Shareholders and the Principal bwin Shareholders shall each be entitled to transfer their director nomination right described above to a transferee holding not less than six per cent. of the issued share capital of bwin.party under certain circumstances. Following the transfer of such right the Principal PartyGaming Shareholders or the Principal bwin Shareholders, as applicable, shall cease to have the right to nominate a non-executive director to the bwin.party Board. The transferee of such nomination right will not be able to transfer such right.

Rights in connection with bwin.party’s articles of association and licensing or other gaming regulatory processes

(a)

Subject to the approval of the PartyGaming EGM, with effect from Closing, bwin.party new articles of association of bwin.party will apply which will include provisions dealing with the actions which holders of shares in bwin.party (“bwin.party Shares”) may be required to take in connection with a relevant licensing or other gaming regulatory process (the “Regulatory Article”). The Regulatory Article provides that the bwin.party Board may require any holder of more than five per cent. of the bwin.party Shares to cooperate with, and take certain actions (including the disposal of some or all of their bwin.party Shares) that may be required by, any gaming regulatory authority in connection with business opportunities identified by bwin.party.

(b)

The Regulatory Article will not apply to persons with an interest in bwin.party Shares who also have a regulatory process agreement with bwin.party. Further, the Regulatory Article will not be able to be amended (directly or indirectly) without the consent of such persons. With effect from Closing, subject to the approval of the PartyGaming EGM, the following persons are expected to have interest in bwin.party Shares and also have a regulatory process agreement with bwin.party: the Principal PartyGaming Shareholders, the Principal bwin Shareholders, Norbert Teufelberger, Manfred Bodner, Jim Ryan and Martin Weigold. PartyGaming has undertaken that, if Completion occurs, that it will enter into a regulatory process agreement with any holder of 5% or more of the issued share capital of bwin.party who requests that bwin.party do so.

(c)

Subject to the approval of the PartyGaming EGM, with effect from Closing, and provided in each case that the relevant person continues to have an interest in bwin.party Shares, where bwin.party cannot implement a gaming business opportunity without completing a licensing or other gaming regulatory process, before bwin.party commits to such a process that will or may require actions to be taken by any of the Principal PartyGaming Shareholders, Principal bwin Shareholders, Norbert Teufelberger or Manfred Bodner, bwin.party shall, subject to the requirements of the UK Financial Services Authority:

(i)

provide the Principal PartyGaming Shareholders with access to, and facilitate consultation and dialogue with, bwin.party’s legal and financial advisers in regard to such business opportunity for a reasonable amount of time before a formal presentation of the business opportunity is made to the bwin.party Board;

(ii)

prior to a formal presentation of the business opportunity to the bwin.party Board, invite the Principal PartyGaming Shareholders and Androsch Privatstiftung to a reasonably developed management presentation on the business opportunity; and

(iii)

following a formal presentation of the business opportunity to the bwin.party Board, and a determination by the bwin.party Board that such business opportunity is a Qualifying Business Opportunity (as defined below), provide the Principal PartyGaming Shareholders and Androsch Privatstiftung with, among other things, continued access to bwin.party’s legal and financial advisers and details of the basis upon which the bwin.party Board has determined that the business opportunity constitutes a Qualifying Business Opportunity.

(d)

Subject to bwin.party’s compliance with the requirements set out immediately above and certain other matters, if a licensing or other gaming regulatory process in connection with a Qualifying Business Opportunity requires any actions to be taken by any of the Principal PartyGaming Shareholders, in order for bwin.party to engage in such Qualifying Business Opportunity, or if the relevant licensing or other gaming regulatory process cannot be concluded due to a Principal PartyGaming Shareholder’s ownership of bwin.party Shares, each Principal PartyGaming Shareholder undertakes, at its discretion, to:

	(i)	submit to individual licensing and suitability reviews (in which case bwin.party will reimburse the reasonable costs of the Principal PartyGaming Shareholders in connection therewith); and/or

(ii)

enter into a transaction or series of transactions that the relevant gaming regulatory authority confirms is sufficient to enable the licensing or other gaming regulatory process to be completed successfully without further action being required of the Principal PartyGaming Shareholders (in which case bwin.party shall reimburse the reasonable costs of the Principal PartyGaming Shareholders up to the amount of USD250,000), provided that, if such actions are not sufficient to complete the relevant licensing or other gaming regulatory process successfully, each PartyGaming Principal Shareholder shall, if not prohibited by applicable law, sell at least the minimum number of its bwin.party Shares required to satisfy the relevant regulatory requirement; and provided further that the foregoing requirements shall not apply if the relevant actions are required as a result of new licensing requirements that are more burdensome to the PartyGaming Principal

Shareholders than the gaming licensing regime currently imposed by the State of Nevada.

For the purposes of §4(6), “Qualifying Business Opportunity” means a gaming business opportunity which cannot be implemented without completing a licensing or other gaming regulatory process which a majority of the bwin.party Board deemed to be independent under the UK Corporate Governance Code and the Chief Executive Officer or Officers for the time being of bwin.party consider: (a) to be in the best interests of bwin.party and likely to have a material positive effect on bwin.party’s annual revenue or profits or bwin.party’s market capitalisation, and (b) capable of being commenced or completed (as appropriate) within 120 days of completion of the relevant regulatory process.

Option programme beneficiaries

(e)

bwin currently operates an employee stock option plan and, alongside this plan, separate arrangements under which performance based options have been granted over bwin Shares to members of bwin’s management board and others. Options that remain unexercised at Closing under these option plans will be rolled over into equivalent options over bwin.party Shares on terms that reflect the exchange ratio applied to all Eligible bwin Shareholders and, vice versa, the exercise price but otherwise reflect the underlying commercial terms of the original options granted by bwin. In order to preserve the underlying terms of these options, bwin.party will implement a rollover option plan for the purpose of granting these replacement options. This rollover option plan is conditional upon Closing.

(7)	Special advantages (section 5 (2) no. (8) of the EU-VerschG and regulation 7(2)(h) of the Gibraltar Merger Regulations)

	(a)	Upon Closing,

		(i)	Norbert Teufelberger, currently being Co-Chief Executive Officer of bwin; and

		(ii)	Jim Ryan, currently being Chief Executive Officer of PartyGaming, shall become Co-Chief Executive Officers of bwin.party;

		(iii)	Martin Weigold, currently being Group Finance Director of PartyGaming, shall become Chief Financial Officer of bwin.party;

		(iv)	Manfred Bodner, currently being Co-Chief Executive Officer of bwin, shall become a non-executive director of bwin.party;

		(v)	Georg Riedl, currently being a member of the supervisory board of bwin, shall become a non-executive director of bwin.party;

		(vi)	Helmut Kern, currently being a member of the supervisory board of bwin, shall become an independent non-executive director of bwin.party;

		(vii)	Per Afrell, currently being a member of the supervisory board of bwin, shall become an independent non-executive director of bwin.party;

		(viii)	Rod Perry, currently being chairman of the board of directors of PartyGaming, shall become deputy chairman and senior independent director of bwin.party;

		(ix)	Tim Bristow, currently being a member of the board of directors of PartyGaming, shall become an independent non-executive director of bwin.party;

		(x)	Lewis Moonie, currently being a member of the board of directors of PartyGaming, shall become an independent non-executive director of bwin.party; and

	(xi)	Rami Lerner, currently being a member of the board of directors of PartyGaming, shall become a non-executive director of bwin.party.

(b)	With effect from Closing, the remuneration of the members of the bwin.party Board for their services to bwin.party will be as set out below:

Annual salary	Fee in
GBP

Simon Duffy	350,000
Jim Ryan	500,000
Norbert Teufelberger	500,000
Martin Weigold	428,500
Joachim Baca	428,500
Per Afrell	130,000
Manfred Bodner	465,000
Tim Bristow	150,000
Helmut Kern	150,000
Rami Lerner	100,000
Lewis Moonie	130,000
Rod Perry	250,000
Georg Riedl	100,000

(c)

New employee share option plans are intended to be introduced with effect from Closing, and the executive directors and Manfred Bodner will be eligible to participate in certain of such share plans. Details of options and awards granted to directors under such share plans will be published in bwin.party’s annual report and accounts in the usual manner. Options and awards granted under PartyGaming’s existing employee share plans will continue in force, and PartyGaming will also adopt a rollover option plan for the purposes of effecting the grant of rollover options to substitute options granted under the bwin’s existing share option plans.

(d)

Other than as described elsewhere in this Plan, the members of the management board (Vorstand) and the supervisory board (Aufsichtsrat) of bwin and the members of the board of directors of PartyGaming and of bwin.party will not be granted any special advantage within the meaning of section 5 (2) no. (8) of the EU-VerschG and article 5(h) of the Cross-Border Mergers Directive.

(e)

Deloitte Limited, a company registered in Gibraltar with company number 97704 and its registered office at Merchant House, 22/24 John Mackintosh Square, Gibraltar has been appointed as the independent expert pursuant to regulation 9 of the Gibraltar Merger Regulations (the “Gibraltar Merger Expert”). PartyGaming has agreed to pay the Gibraltar Merger Expert GBP795,000 in consideration for its services. The Gibraltar Merger Expert will not be granted any special advantage within the meaning of article 5(h) of the Cross-Border Mergers Directive.

(f)

Deloitte Audit Wirtschaftsprüfungs GmbH, a company registered in Austria with the Austrian Commercial Registry under FN 36059d and with its registered office at Renngasse 1/Freyung, 1013 Vienna, has been appointed as the independent expert pursuant to section 7 of the EU-VerschG in conjunction with section 220b of the AktG (the “Austrian Merger Expert”). bwin has agreed to pay the Austrian Merger Expert approximately EUR400,000 in consideration for its services. The Austrian Merger Expert will not be granted any special advantage within the meaning of section 5 (2) no. (8) of the EU-VerschG.

(g) The auditors of PartyGaming and bwin will not be granted any special advantage within the meaning of section 5 (2) no. 8 of the EU-VerschG and article 5(h) of the Cross-Border Mergers Directive.

(8)	Statutes of bwin.party (section 5 (2) no. (9) of the EU-VerschG and regulation 7(2)(i) of the Gibraltar Merger Regulations)

The articles of association of bwin.party proposed to become effective at Closing are attached hereto as Exhibit 2.

(9)	Procedures for employee involvement (section 5 (2) no. (10) of the EU-VerschG and regulation 7(2)(j) of the Gibraltar Merger Regulations)

As neither bwin nor PartyGaming has established a system of employee participation and as none of the other provisions in regulation

22(1) of the Gibraltar Merger Regulations apply, Part 4 of the Gibraltar Merger Regulations does not apply to bwin.party. Any employee participation in bwin.party will be determined in accordance with the laws of Gibraltar, namely the Employment Act 1954, the Employment (European Works Council) Regulations 2006 and, the Employment (Information and Consultation of Employees) Regulations 2005.

(10)	Evaluation of the assets and liabilities which are transferred to PartyGaming (section 5 (2) no. (11) of the EU-VerschG and regulation 7(2)(k) of the Gibraltar Merger Regulations)

	(a)	The fair market value of the assets, which are to be transferred pursuant to this Plan was positive on the Accounting Effective Date and is positive on the date of this Plan.

(b)

Following completion of the Merger, bwin.party will value assets and liabilities of bwin by reference to International Financial Reporting Standards (IFRS) 3. Accordingly, bwin.party will value assets and liabilities of bwin by reference to the fair value of consideration on the Effective Date. The fair value of consideration will be derived from the value of bwin.party shares issued in return for the assets and liabilities of bwin. bwin.party will allocate fair values to the identifiable assets and liabilities at that date with any unattributed balance being recognised as goodwill. The nominal value of the New Shares issued will be recorded in share capital with the balance of consideration recorded as share premium.

(11)	Dates of the accounts used to establish the Merger (section 5 (2) no. (12) of the EU-VerschG and regulation 7(2)(l) of the Gibraltar Merger Regulations)

	(a)	The reference date of bwin’s most recent audited annual financial statements (Jahresabschluss) is 31 December 2009. The reference date of bwin’s audited closing balance sheet (Schlussbilanz),

which is the basis for the Merger, is 30 September 2010.

(b)

The reference date of PartyGaming’s most recent audited annual financial statements (Jahresabschluss) is 31 December 2009. The reference date of PartyGaming’s latest unaudited balance sheet, which forms the basis for the Merger is 30 September 2010.

(12)	Cash compensation offer (Barabfindungsangebot) (section 5 (4) of the EU-VerschG)

(a)

Pursuant to Section 10 of the EU-VerschG, every bwin Shareholder, who has raised an objection against the Merger Resolution and requested that such objection be recorded in the minutes of the bwin EGM, has the right to request adequate cash compensation for the surrender of its shares provided that it was a bwin Shareholder from and including the date of the bwin EGM up to and including the date it exercised its right to cash compensation (a “Cash-Out Shareholder”). Such right can be asserted (i) at the same time as the objection to the Merger Resolution is raised, both the objection and the assertion of the right to be recorded in the minutes of the bwin EGM, or otherwise (ii) by written notice to be received by bwin within one month after the adoption of the Merger Resolution. As from the date of such notice, the shares of Cash-Out Shareholders will cease to be tradable and shall be designated with a separate International Securities Identification Number (ISIN). The right to receive cash compensation is conditional upon registration of the Merger in the Register of Companies in Gibraltar. Payment is due and payable upon Closing and becomes time barred after three years.

	(b)	The cash compensation offered by bwin (and to become payable to Cash-Out Shareholders by bwin.party upon Closing) amounts to EUR 23.52 per bwin Share.

(c)

PartyGaming and bwin shall provide security for the aggregate amount of cash compensation requested by bwin Shareholders pursuant to section 10 (1) of the EU-VerschG in the form of a bank guarantee or a cash deposit.

(d)

Upon Closing, the Escrow Agent shall transfer the actual cash compensation requested to the clearing accounts of the Cash-Out Shareholders concurrently against derecognition of the bwin Shares for which Cash-Out Shareholders are being compensated. The transfer of the cash compensation actually requested shall take place in immediately available funds and without deductions.

(e)

The cash compensation offered is based on a valuation of bwin as of the date of the bwin EGM. That valuation was carried out on the basis of the rules and guidelines (Fachgutachten) KFS BW1 of the Institute of Business Management, Tax Law and Organisation of the Chamber of Chartered Accountants (Fachsenat für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder), Vienna, Austria. The cash compensation is adequate within the meaning of Section 10 EU-VerschG.

(f) The Vienna Commercial Court (Handelsgericht Wien) shall have exclusive jurisdiction for any review proceedings within the meaning of Section 11 EU-VerschG.

§5.	Declaration of submission by PartyGaming

(1)	Consent to share-exchange ratio review procedure pursuant to section 12 of the EU-VerschG

It is proposed that, at the PartyGaming EGM, the PartyGaming Shareholders will approve a resolution expressly accepting in accordance with section 12 of the EU-VerschG (in particular section 12 (1) no. (2) of the EU-VerschG) that the bwin Shareholders shall have recourse to review proceedings before the Vienna Commercial Court (Handelsgericht Wien) relating to the exchange ratio in accordance with section 225b et seq of the AktG.

(2)	Consent to cash compensation offer review procedure pursuant to section 11 of the EU-VerschG

It is proposed that, at the PartyGaming EGM, the PartyGaming Shareholders will approve a resolution expressly accepting that the Cash-Out Shareholders shall have recourse to review proceedings before the Vienna Commercial Court (Handelsgericht Wien) relating to the cash compensation in accordance with section 11 of the EU-VerschG.

Therefore, bwin Shareholders will be entitled to request a review of the exchange ratio or the amount of cash compensation, as applicable, before the Vienna Commercial Court (Handelsgericht Wien).

§6.	Conditions precedent

The effectiveness of Merger shall be subject to:

(1)	the passing of the following resolutions at the PartyGaming EGM:

(a)

approve the Merger and, subject to the Merger becoming effective, (i) increase PartyGaming’s the authorised share capital from 700,000,000 ordinary shares to 1.500.000.000 ordinary shares (and so from £105,000 to £225,000) by the creation of 800,000,000 new PartyGaming Ordinary Shares and (ii) authorise the allotment and issue of the New Shares;

(b)

to accept that the Existing bwin Shareholders shall have recourse to review proceedings before the Vienna Commercial Court (Handelsgericht Wien) in accordance with sections 11 and 12 of the EU-VerschG (as described above);

(c) to approve the rollover of options granted by bwin in respect of bwin Shares into options in respect of bwin.party Ordinary Shares; and

(d) to amend PartyGaming’s articles of association;

(2)	the approval of the Merger and the Demerger by the bwin EGM;

(3)

having (i) either declined jurisdiction over the Merger, (ii) granted clearance explicitly or, through the expiration of time periods available for the investigation, are deemed to have granted clearance or (iii) failed to initiate proceedings until the expire of any applicable waiting periods by the competent merger control authority in Romania and in terms reasonably satisfactory to

PartyGaming and bwin, and either unconditionally or subject to conditions reasonably satisfactory to PartyGaming and bwin; and

(4)	the registration of the Demerger in the Austrian Register of Companies.

(5)	The competent merger control authorities in Austria and Germany as well as the Gibraltar Licensing Authority and the Alderney Gambling Control Commission have already approved the Merger.

§7.	Taxes, duties and expenses

(1)	The merger to be consummated hereunder shall be tax-neutral according to Austrian law in conformity with article I of the Austrian Reorganisation Tax Act.

(2)	The merger to be consummated hereunder does not give rise to a tax charge for bwin or PartyGaming under the Gibraltar Income Tax Act in force as at the date hereof.

(3)

The parties have agreed that the costs and expenses that are incurred by them in connection with the preparation of this Plan shall be designated as joint costs and shall be borne as to 51.64 per cent. by bwin and as to 48.36 per cent. by PartyGaming.

§8.	Final Provisions

(1)

Any amendment of and modification to this Plan, including any amendment and modification of this section, shall be made in the form of a notarial deed (Notariatsakt) signed by the parties in order to be legally effective.

(2)

bwin hereby grants Brandl & Talos Rechtsanwälte GmbH, Mariahilfer Strasse 116, 1070 Vienna, Austria (the “Attorney”), a power of attorney to issue all declarations and to sign any documents and filings, in such form as may be necessary, prior to and after the dissolution of bwin as a result of the Merger which the Attorney at its sole discretion may deem necessary or conducive in order to meet the objectives of the Merger, including but not limited to the transfer of bwin’s corporate assets. This power of attorney will not expire upon registration of the Merger in the Austrian Register of Companies.

Copies of this Plan may be issued in any number to the parties hereof and to their present and future board members and liquidators, if any, on unilateral request.

This notarial deed (Notariatsakt) was made in relation to the matters set out herein, read out in its entirety to the parties attending, approved by them as fully consistent with their will and signed before me, notary public.

Vienna, this 20 December 2010

bwin Interactive Entertainment AG

represented by
Dr.Günter Schmid and Dr. Thomas Talos
pursuant to a power of attorney
dated 15 December 2010

PartyGaming Plc

represented by
Dr. Stephan Pachinger
pursuant to a power of attorney
dated 8 December 2010

Exhibit 1

Schlussbilanz von bwin/Closing balance sheet of bwin.

Exhibit 2

Zum Closing in Kraft tretende Satzung von bwin.party/Articles of association of bwin.party to take effect on Closing

Exhibit 3

Entwurf des Spaltungs- und Übernahmsyertrags vom 17. Dezember 2010/Draft of Demerger and Acquisition Terms dated 17 December 2010.

PART V

CONDITIONS AND CERTAIN FURTHER TERMS OF THE MERGER

1. CONDITIONS OF THE MERGER

Closing of the Merger will not take place unless all the conditions set out below have been satisfied (or, if 13.3.1(1) capable of waiver, waived in writing) by 6.00 p.m. (CET) on the Longstop Date or such later date as PartyGaming Plc and bwin Interactive Entertainment AG may agree and (if required) the Court may approve.

1.1	The Merger is conditional on:

(a)

the approval of the bwin EGM Resolutions by Existing bwin Shareholders present and voting at the bwin EGM, either in person or by proxy, or at any adjournment of that meeting representing not less than 75 per cent. of the Existing bwin Shares held by such Existing bwin Shareholders who are so present or duly represented at the bwin EGM and voting;

	(b)	the PartyGaming EGM Resolutions being passed by the requisite majorities at the PartyGaming EGM or at any adjournment of that meeting;

	(c)	the Austrian Commercial Register having issued the Austrian Pre-Merger Legality Certificate;

	(d)	the Merger being sanctioned by the Court (with or without modifications and, if modified, on terms reasonably acceptable to PartyGaming Plc and bwin Interactive Entertainment AG);

	(e)	delivery to the Gibraltar Companies Registrar for registration of an office copy of the Court Order and registration of the Court Order by her;

	(f)	the Effective Date having occurred; and

(g)

the UKLA having agreed to admit the New Shares and to re-admit the Existing PartyGaming Shares to the Official List (premium listing) and the London Stock Exchange having agreed to admit the New Shares and to re-admit the Existing PartyGaming Shares to trading on its main market for listed securities.

Application to the Court to sanction the Merger will not be made, or the parties will procure that any petition issued in respect of the sanction of the Merger will not be heard, unless the Conditions in paragraphs 1.1(a) to (c) above have been satisfied and the Conditions in paragraph 1.2 below have been satisfied or, if capable of waiver, waived in writing.

1.2	The Merger is also conditional on:

(a)

no Third Party having intervened (as defined below) and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which is or is likely to be material in the context of the Merger which would or might reasonably be expected to:

(i)

make the Merger or its implementation void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to the Merger, or otherwise impede, challenge or interfere with the Merger, or require amendment to the terms of the Merger;

(ii)

require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the PartyGaming Group or by any member of the bwin Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof;

(iii)

require any member of the PartyGaming Group or of the bwin Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either Group owned by any third party;

(iv)

limit the ability of any member of PartyGaming or of bwin to conduct or integrate or coordinate its business, or any material part of it, with the businesses or any material part of the businesses of any other member of such Group;

(v)

otherwise than in connection with the Merger, result in any member of the PartyGaming Group or the bwin Group ceasing to be able to carry on business under any name under which it presently does so; or

	(vi)	otherwise materially adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the PartyGaming Group or of bwin Group,

and all applicable waiting and other time periods during which any Third Party could intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(b)

in so far as the Merger requires approval pursuant to the competition laws in any jurisdiction without which completion would be unlawful or otherwise prohibited or restricted, all Relevant Antitrust Authorities having either (i) declined jurisdiction over the Merger or (ii) having either granted clearance explicitly or, through the expiration of time periods available for their investigation, are deemed to have granted clearance either unconditionally or in terms (reasonably) satisfactory to the parties or (iii) until any applicable waiting periods in respect thereof have expired. In countries where competition law requires the notification of the Merger and where completion is unlawful or prohibited prior to notification of the Merger, completion of this Merger shall be conditional upon a (complete) notification being submitted to the Relevant Antitrust Authorities. If it becomes apparent that a Relevant Antitrust Authority will only adopt a clearance decision referred to in this paragraph above subject to certain conditions or obligations, such conditions and obligations shall only be offered upon prior mutual written consent of the parties;

(c)

all notifications and filings which are necessary or are reasonably considered appropriate by either PartyGaming Plc or bwin Interactive Entertainment AG having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Merger or the carrying on by any member of the PartyGaming Group or the bwin Group of its business; and

(d)

all Authorisations (as defined below) which are necessary or are reasonably considered necessary or appropriate by PartyGaming Plc or bwin Interactive Entertainment AG in any relevant jurisdiction for or in respect of the Merger or the carrying on by any member of the PartyGaming Group or the bwin Groups of its business having been obtained, in terms and in a form reasonably satisfactory to the parties, from all appropriate Third Parties or from any persons or bodies with whom any member of the PartyGaming Group or the bwin Group has entered into contractual arrangements (in each case where the absence of such Authorisation would have a material adverse effect on such Group taken as a whole) and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same.

The Conditions in paragraphs 1.1(a) to 1.1(f) above may not be waived. The Conditions in paragraphs 1.1(g) and 1.2 may only be waived with the written consent of both PartyGaming Plc and bwin Interactive Entertainment AG. Neither party shall be under any obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of the Conditions in paragraphs 1.1(g) and 1.2 by a date earlier than the latest date (if any) specified above for the fulfilment of that Condition, notwithstanding that the other conditions of the offer may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any condition may not be capable of fulfilment.

Approvals received

As at December 2010 (being the latest practicable date prior to publication of this document), PartyGaming Plc and bwin Interactive Entertainment AG had received antitrust approvals in Austria and Germany and the approval of the Gibraltar Licensing Authority and the Alderney Gambling Control Commission, in each case in relation to the Merger. The Gibraltar Licensing Authority will however review the Company’s license post-completion if it is not satisfied with such arrangements. However, the Directors believe that the risk of the Company having its license revoked following any such post-completion review is remote, given the support for the Merger and the in-principle approval that the Company has already received from the Gibraltar Licensing Authority.

2.	CERTAIN FURTHER TERMS OF THE MERGER

2.1

The New Shares will be issued fully paid and free from all liens, equitable interests, charges, encumbrances and other third-party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the Effective Date.

2.2

The Merger will be on the terms and will be subject, inter alia, to the Conditions which are set out in paragraph 1 above and those terms which will be set out in the formal Merger Documentation and such further terms as may be required to comply with applicable law and the Listing Rules.

For the purpose of this Part V of this document:

Third Party means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

a Third Party shall be regarded as having intervened if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and intervene shall be construed accordingly; and

Authorisations means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals.

PART VI

REVISED REMUNERATION POLICY AND NEW SHARE PLANS

This part of the document sets out the following matters:

•	an outline of the revised remuneration policy for Executive Directors, senior management and other employees of the Combined Group following Completion; and

•	summaries of the four New Share Plans which will require the approval of PartyGaming Shareholders at the PartyGaming EGM.

1.	Outline of revised remuneration policy

1.1	Remuneration policy for Executive Directors

The following table summarises the remuneration policy which the Remuneration Committee has approved for Executive Directors following Completion:

Element of remuneration	Policy against comparators[1]	Remuneration Committee rationale

Salary	Lower quartile – median

The Remuneration Committee’s policy is to have a highly leveraged incentive framework which will reward participants if stretching performance conditions are met. In order to support this strategy fixed elements of the remuneration package have been set below the market median. The salaries for the Executive Directors following Completion are set out in Paragraph 5 of Part VII of this document.

Benefits	Lower quartile	In line with the Remuneration Committee’s policy, the level of fixed costs incurred as part of the executive remuneration package set at the minimum level.

Pensions	None	There will be no Company pension contribution.

Annual bonus	Upper quartile

The bonus opportunity provided under the Bonus Banking Plan has been set at the upper quartile against the comparators. The Remuneration Committee’s rationale for this approach, and a summary of that plan, are set out in this section.

Share incentives	Upper quartile

The equity incentive opportunity provided under the VCP has been set at the upper quartile against the comparators. The Remuneration Committee’s rationale for this approach, and a summary of that plan, are set out in this section.

In designing this remuneration policy, the Remuneration Committee has taken account of a number of key factors. These include:

•

the nature of the market in which the Combined Group will operate and, in particular, the fact that the regulation and legality of online gaming varies from jurisdiction to jurisdiction, is subject to uncertainties and may be impacted by adverse changes to the regulation of online gaming or the interpretation thereof by regulators;

•	the need for incentive arrangements to incorporate suitable risk adjustment provisions to ensure executives do not receive unjustified windfalls;

1

For this purpose, the Company’s comparators are considered to be the FTSE 250 companies, companies 51-100 in the FTSE 100, and a bespoke comparator group of approximately 30 international companies involved in betting, gaming and online activities.

•	the need to attract and retain key talent and drive high performance; and

•	the need to reconcile UK corporate governance guidance with market remuneration practices in all jurisdictions where the Combined Group has employees.

In particular, in designing the Value Creation Plan and Bonus Banking Plan, the Remuneration Committee has taken account of the following:

Issues affecting the Company’s remuneration policy

Risk factors

Part II of this document sets out the different risk factors associated with the PartyGaming and bwin businesses. Many of these risk factors are specific to the online gaming sector and/or to PartyGaming, bwin and the Combined Group in particular. These have the following impact on remuneration policy:

•	long-term incentives with standard three-year performance periods are difficult to use to motivate and retain senior executives due to the fast moving nature of the market;

•	comparative total shareholder return targets are inappropriate as even direct industry comparators have a different focus on the various gaming verticals and different risk exposure;

•	incentives need to be flexible enough to deal with the changing regulatory environment in which the Combined Group operates; and

•

the remuneration challenge for the Combined Group is to have remuneration arrangements in place where part of the reward provided to senior executives is linked to shareholder return and is not completely undermined by the risk factors impacting the sector and Combined Group.

How the Value Creation Plan and Bonus Banking Plan address the issues

These key factors have influenced the design of the incentive elements of the new remuneration policy as follows:

The Bonus Banking Plan provides:

•	the flexibility for the Remuneration Committee to set annual targets mitigating against some of the risk of the sector;

•

the use of strategic key performance indicators as additional conditions for payments to be made under the Bonus Banking Plan allows a more holistic, flexible and durable approach rather than focusing purely on a relatively narrow set of financial metrics;

•	it ensures that any objectives based on integration and synergy savings from the Merger are underpinned by profit performance before any bonus is earned;

•	the minimum performance thresholds ensure that key executives are encouraged to focus on sustainable long term performance; and

•	the deferral in shares and the real risk of forfeiture through claw-back ensure a balance between the interests of shareholders and key executives.

The Value Creation Plan ensures:

•	key executives will only benefit from material increases in absolute total shareholder return ensuring a direct alignment between the benefits received and value to shareholders; and

•

the annual banking of shares under the Value Creation Plan results in an immediate shareholding which because of the restrictions on disposal provides an ongoing exposure to the share price of the Company, encouraging decisions maintaining and enhancing shareholder value.

Issues affecting the Company’s remuneration policy

Legislative Developments

• Increasing regulation has impacted on the Company’s margins due to internal cost of compliance and taxation;

•

the effect of operating a regulated model means that where countries introduce licensing requirements the Company may be required to cut-off income from a particular market in order to be able to apply for licences when regulations come in to force; this can have a substantial impact on both the Company’s share price and revenues; and

•

the opening of the US online gambling market under a federal or state licensing regime, together with the timing of such a development, may have a substantial impact on the Company’s financial and share price performance. The Company’s remuneration policy has to be flexible and durable enough to accommodate these changes without becoming compromised.

How the Value Creation Plan and Bonus Banking Plan address the issues

The Remuneration Committee is proposing a highly leveraged incentive policy to ensure that the profile of the remuneration is supportive of the Company’s strategy and the effect of legislative changes. The Remuneration Committee is, therefore, proposing comparatively modest elements for the fixed elements of the remuneration package (salary and benefits and no pension provision).

Issues affecting the Company’s remuneration policy

Aligning the interests of shareholders and senior executives

In order to ensure the interests of senior executives are aligned with those of shareholders, it is important that the incentive arrangements while being flexible and durable also incorporate deferral, risk adjustment and long-term equity holdings to ensure that the arrangements do not provide windfall benefits to key executives at the expense of long-term sustainable value.

How the Value Creation Plan and Bonus Banking Plan address the issues

The proposed policy incorporates deferral, risk adjustment and equity in the following ways:

Bonus Banking Plan:

• 50 per cent. of the annual contribution is deferred;

• 50 per cent. of the amount deferred is subject to the risk of forfeiture if minimum profit thresholds are not achieved in subsequent years; and

•

deferred elements are in shares with the corresponding alignment of interests with shareholders and additional risk adjustment of bonus amounts through the exposure to the share price over the periods of deferral.

Value Creation Plan:

• nil-cost options or conditional share awards are banked at the end of each year subject to the total shareholder return achieved above a threshold level;

•

this provides a higher level of incentive and retentive effect than a traditional 3 year long term incentive plan, because executives are in effect in the same position as shareholders and exposed to the share price from the end of year 1 but unable to realise value until the end of the 3 and 4 year plan period; and

•

because these nil-cost options cannot be exercised 50% until 3 years from the start of the plan period and the balance 1 year later this ensures that the value of banked shares will be dependent on the share price at the end of year 3 and 4; thereby encouraging key executives to take a long-term interest in maintaining and increasing the share price.

Issues affecting the Company’s remuneration policy

Competition and location

PartyGaming, bwin are and the Combined Group will be the leading operators in the online gaming market with a high performance culture. There is therefore a high risk of competitors attempting to poach the Company’s most talented employees.

It is difficult to persuade talented key executives to relocate long-term to Gibraltar despite a beneficial tax regime because of the limited number of opportunities in the local market place and the risk factors listed in Part II of this document.

How the Value Creation Plan and Bonus Banking Plan address the issues

The remuneration policy proposed has been set so that the Company can achieve an upper quartile level of total compensation value in order to retain and attract talent. The following features have been included to achieve this objective:

• modest levels of fixed compensation (salary, benefits and no pension provision);

• highly leveraged upper quartile potential benefits from the proposed incentive arrangements, the Bonus Banking Plan and the Value Creation Plan;

•

accumulation of benefits on an annual basis which are then subject to deferral and risk adjustment; the value of these banked elements will act as an effective retention of key executives from the introduction of the new remuneration policy rather than having to wait the standard three-year periods; and

•

flexibility in both plans allows executives to be recruited with different time frames for their intended employment with the Combined Group, because benefits can be earned linearly over the relevant time frame rather than, for example, the executive having to wait 3 years before any potential value is generated by a traditional UK listed company long-term incentive plan.

New Share Plans

The Bonus Banking Plan (‘BBP’) and the Value Creation Plan (‘VCP’) are critical elements of the Company’s remuneration policy for Executive Directors, and the Merger will not become effective if the Resolutions to approve these plans are not passed. The PartyGaming Board’s position on this is set out in paragraph 8 of the Chairman’s letter. Further details of these two plans are set out in paragraph 2.2 below, but the following section briefly outlines the practical operation of these plans:

(a)	Overview of the BBP

The BBP is summarised in detail in paragraph 2.2.1 below, but its key features are as follows:

•

at the beginning of the one-off plan period of three financial years (that is, the years 2011 to 2013 inclusive) participants will have a plan account to which contributions will be made by the Combined Group;

	•	no contribution will be made to a participant’s plan account unless applicable performance criteria are met; and

	•	each participant will be subject to a maximum annual contribution expressed as a percentage of salary as follows.

Name	Position	Maximum annual contribution

Jim Ryan	Joint-CEO	300%
Norbert Teufelberger	Joint-CEO	300%
Manfred Bodner	Chairman of Integration Committee	300%
Martin Weigold	Chief Financial Officer	250%
Joachim Baca	Chief Operating Officer	250%

The individuals in the table above, being the Executive Directors and Manfred Bodner, are referred to in this Part VI as the ‘Relevant Directors’.

The proposed maximum annual contribution is 300 per cent. of salary; however, because 50 per cent. of any annual contribution is deferred the maximum annual payment as a percentage of salary over the four year period to a participant in the BBP is as follows:

Year 1	Year 2	Year 3	Year 4
150%	225%	263%	263%

The Remuneration Committee will set the performance criteria for each plan year. The performance criteria are as follows:

•	a threshold level of Clean EBITDA will be required for there to be any payment under the BBP;

•

assuming the threshold is met, a percentage of Clean EBITDA will be used to create the minimum bonus pool. The following table illustrates how the bonus contribution may be calculated for the first plan year:

Clean EBITDA level	% of Clean EBITDA contributing to bonus pool

Forfeiture threshold – 70% of budget (below this level 50% of plan account balances are forfeited)	N/A

Minimum threshold – 80% of budget	1.5%
Budget	3.5%
Maximum – 120% of budget	6%

•

a participant’s annual payment from the bonus pool may also be subject to the satisfaction of additional key performance indicators (‘KPIs’) such as integration and synergy targets for the executives or a combination of the satisfaction of performance conditions based on the Company’s disclosed KPIs;

•

the Remuneration Committee will provide full disclosure in each relevant Remuneration Committee report of the relevant Clean EBITDA targets, the actual level of performance, the size of the resulting bonus pool and the values of payments and plan account balances for Relevant Directors;

•	where the forfeiture threshold is not achieved 50 per cent. of the deferred balance in a participant’s plan account will be forfeited (see Example B below);

•

participants will be entitled to an annual payment of 50 per cent. of the balance of their plan account at the end of each plan year. All balances not paid will be deferred into a conditional entitlement to a number of bwin.party Shares by reference to the market value of a Share at the end of the relevant plan year, and added to the deferred balance in the participant’s plan account; and

•	on the fourth anniversary of the start of the plan period the balance of participants’ accounts will be paid to them.

The following schematic illustrates the operation of the BBP:

(a)	Example of plan account

The following tables set out two examples of the operation of a plan account over the four year plan period. Example A illustrates the position where clawback does not apply. In Example B, clawback operates in respect of plan year 3 because the forfeiture threshold level of Clean EBITDA is not achieved.

Example A (no clawback)
Plan account
Maximum annual contribution (% of salary)			300%
	Plan year 1	Plan year 2	Plan year 3	Plan year 4

Opening balance	0%	150%	225%	263%
Annual contribution	300%	300%	300%	0%
Annual deduction	0%	0%	0%	0%
Annual payment	150%	225%	263%	263%
Deferred	150%	225%	263%	0%
Closing balance	150%	225%	263%	0%

Total paid/vested	150%	225%	263%	263%

Example B (with clawback)
Plan account
Maximum annual contribution (% of salary)			300%

	Plan year 1	Plan year 2	Plan year 3	Plan year 4

Opening balance	0%	150%	225%	56%
Annual contribution	300%	300%	0%	0%
Annual deduction	0%	0%	113%	0%
Annual payment	150%	225%	56%	0%
Deferred	150%	225%	56%	0%
Closing balance	150%	225%	56%	0%

Total paid/vested	150%	225%	56%	56%

(b)	Overview of the VCP

The VCP is summarised in detail in paragraph 2.2.2 below, but its key features are as follows:

• Participants will be allocated a number of VCP points from a total pot.

•

These VCP points have no value on grant but give participants the opportunity, during a three year performance period, to share in 4 per cent. of the total value created for shareholders in excess of an annual hurdle at a series of measurement dates.

•

The value to each individual participant will be set by reference to the number of VCP points held in proportion to the total VCP points allocated and will be delivered in shares. The following table sets out the percentage of the VCP points allocated to the Relevant Directors:

Name	Position	Maximum annual contribution

Jim Ryan	Joint-CEO	10%
Norbert Teufelberger	Joint-CEO	10%
Manfred Bodner	Chairman of Integration Committee	10%
Martin Weigold	Chief Financial Officer	10%
Joachim Baca	Chief Operating Officer	10%

•

At each measurement date participants will ‘bank’ shares (in the form of a nil-cost option or conditional shares) with a value equivalent to the excess value created using the 30-day average share price prior to the relevant measurement date. Any banked shares will not become exercisable until the end of year 3 when 50 per cent. are exercisable with the balance exercisable one year later.

•

The level of value created for shareholders will be determined by reference to the appreciation in the Company’s share price, the amount of dividends paid and share buy backs (absolute total shareholder return).

•	The shareholder value created at each measurement date will be calculated using the average share price over the 30-day period prior to the relevant measurement date.

•	The annual hurdle (the ‘Threshold Price’) will be the higher of:

	–	the average 30-day share price prior to the start of the relevant year (or previous measurement date if this is higher than at the start of the relevant year); and

	–	10 per cent. compounded annually from the Initial Price.

•

The starting price (the ‘Initial Price’) for determining the level of value required at the first measurement date will be set by using the aggregate of the weighted average share prices of PartyGaming Plc and bwin Interactive Entertainment AG for the 90-day period prior to the announcement of the Merger on 29 July 2010 (this has been computed as £2.58 per bwin.party Share). The following draft schematic summarises the operation of the VCP:

1.2	Illustrative Modelling of the Bonus Banking Plan and Value Creation Plan

This section sets out illustrative cost and benefit modelling for the Bonus Banking Plan and Value Creation Plan for a set of assumptions set out below. The EBITDA, share price growth and other corporate assumptions are illustrative and purely to demonstrate the cost and benefit of the programme for the modelled assumptions. The illustrations modelled are:

Example A:

Performance delivers 50 per cent. of the maximum bonus potential p.a. and 50 per cent. share price growth over 3 years.

Example B:

Performance delivers 100 per cent. of the maximum bonus potential p.a. and 100 per cent. share price growth over 3 years.

The following table sets out key results from the modelling over the modelled period:

Example	Total Shareholder Return (excluding dividends)	Total Benefit Received by Participants under BBP & VCP	Total P&L Cost of BBP & VCP	Total Dilutive Cost of BBP & VCP
	£m	£m	£m	%
A	£1,076	£46.9	£53.2	1.1%
B	£2,152	£128.0	£70.8	2.4%

Bonus Banking Plan

The following table sets out the maximum bonus potentials set by the Remuneration Committee for the first operation of the Bonus Banking Plan:

		Basic Salary (£)	Maximum Contribution (% of salary)
Jim Ryan	Joint-CEO	£500,000	300%
Norbert Teufelberger	Joint-CEO	£500,000	300%
Manfred Bodner	Chairman of Integration Committee	£465,000	300%
Martin Weigold	Chief Financial Officer	£428,500	250%
Joachim Baca	Chief Operating Officer	£428,500	250%
Other Senior Executive (14)	Other Senior Executive (14)	£250,000	200%

Value Creation Plan

The following table sets out corporate assumptions used for the modelling of the Value Creation Plan:

VCP INPUTS

	Example A		Example B
CORPORATE INPUTS
Initial price (£)		£ 2.58
Issued share capital (m)		833.00
Initial market cap (£m)		£ 2,152
Share price growth p.a.	14.5%		26.0%
3-year share price (£)	£3.88		£5.17
Threshold price (1st measurement date)		£ 2.84
Threshold rate p.a. (2nd/3rd measurement date)		10%
Participation rate		4.0%

BASIS OF PARTICIPATION
Joint-CEO		10%
Joint-CEO		10%
Chairman of Integration Committee		10%
Chief Financial Officer		10%
Chief Operating Officer		10%
Other Senior Executive (14)		2-4%

Example A

The following table sets out the benefits received by a participant under both the Bonus Banking Plan and Value Creation Plan for the modelled period.

			Year 1			Year 2			Year 3
			BBP	VCP	Total	BBP	VCP	Total	BBP	VCP	Total
	Basic		Contribution	Contribution	Annual	Contribution	Contribution	Annual	Contribution	Contribution	Annual
Contributions	Salary (£	)	to Pool	Banked	Contribution	to Pool	Banked	Contribution	to Pool	Banked	Contribution

Co-CEO	£500,000		£750,000	£384,910	£1,134,910	£804,268	£1,343,116	£2,147,384	£835,328	£2,636,342	£3,471,670
Co-CEO	£500,000		£750,000	£384,910	£1,134,910	£804,268	£1,343,116	£2,147,384	£835,328	£2,636,342	£3,471,670
Chairman of Integration Committee	£465,000		£697,500	£384,910	£1,082,410	£747,969	£1,343,116	£2,091,085	£776,855	£2,636,342	£3,413,198
Group Finance Director	£428,500		£535,625	£384,910	£ 920,535	£574,381	£1,343,116	£1,917,498	£596,564	£2,636,342	£3,232,906
Chief Operating Officer	£428,500		£535,625	£384,910	£ 920,535	£574,381	£1,343,116	£1,917,498	£596,564	£2,636,342	£3,232,906
Other Senior Executive (14)	£250,000		£250,000	£115,473	£ 365,473	£268,089	£ 402,935	£ 671,024	£278,443	£ 790,903	£1,069,345

			Year 1		Year 2		Year 3		Year 4
	Basic		BBP	VCP	BBP	VCP	BBP	VCP	BBP	VCP	Total
Payments	Salary (£	)	Payment	Payment	Payment	Payment	Payment	Payment	Payment	Payment	Payment

Co-CEO	£500,000		£375,000	£0	£589,634	£0	£712,481	£1,474,106	£815,587	£1,474,106	£ 5,440,915
Co-CEO	£500,000		£375,000	£0	£589,634	£0	£712,481	£1,474,106	£815,587	£1,474,106	£ 5,440,915
Chairman of Integration Committee	£465,000		£348,750	£0	£548,360	£0	£662,607	£1,474,106	£758,496	£1,474,106	£ 5,266,426
Group Finance Director	£428,500		£267,813	£0	£421,097	£0	£508,830	£1,474,106	£582,465	£1,474,106	£ 4,728,418
Chief Operating Officer	£428,500		£267,813	£0	£421,097	£0	£508,830	£1,474,106	£582,465	£1,474,106	£ 4,728,418
Other Senior Executive (14)	£250,000		£125,000	£0	£196,545	£0	£237,494	£ 442,232	£271,862	£ 442,232	£ 1,715,365
											£46,884,215

Please note the Other Senior Executive line is illustrative of a participant at this level.

The following tables set out the dilutive and P&L Costs for the modelled period:

Example A
Dilution	Year 1	Year 2	Year3	Year 4	Total
BBP	0.12%	0.05%	0.01%	0.00%	0.18%
VCP	0.15%	0.30%	0.45%	0.00%	0.91%

Total	0.28%	0.35%	0.46%	0.00%	1.08%

Example A
P&L	Year 1	Year 2	Year 3	Year 4	Total
BBP	£ 3,853,090	£ 5,047,360	£ 7,197,044	£1,552,550	£ 17,650,044
VCP	£10,354,167	£10,354,167	£10,354,167	£4,437,500	£35,500,000

Total	£14,207,257	£15,401,526	£17,551,211	£5,990,050	£53,150,044

Example B

The following table sets out the benefits received by a participant under both the Bonus Banking Plan and Value Creation Plan for the modelled period.

			Year 1			Year 2			Year 3
			BBP	VCP	Total	BBP	VCP	Total	BBP	VCP	Total
	Basic		Contribution	Contribution	Annual	Contribution	Contribution	Annual	Contribution	Contribution	Annual
Contributions	Salary (£	)	to Pool	Banked	Contribution	to Pool	Banked	Contribution	to Pool	Banked	Contribution

Co-CEO	£500,000		£1,500,000	£1,376,636	£2,876,636	£1,694,941	£4,261,405	£5,956,346	£1,817,746	£5,017,189	£6,834,935
Co-CEO	£500,000		£1,500,000	£1,376,636	£2,876,636	£1,694,941	£4,261,405	£5,956,346	£1,817,746	£5,017,189	£6,834,935
Chairman of Integration Committee	£465,000		£1,395,000	£1,376,636	£2,771,636	£1,576,295	£4,261,405	£5,837,700	£1,690,504	£5,017,189	£6,707,692
Group Finance Director	£428,500		£1,071,250	£1,376,636	£2,447,886	£1,210,470	£4,261,405	£5,471,875	£1,298,173	£5,017,189	£6,315,362
Chief Operating Officer	£428,500		£1,071,250	£1,376,636	£2,447,886	£1,210,470	£4,261,405	£5,471,875	£1,298,173	£5,017,189	£6,315,362
Other Senior Executive (14)	£250,000		£ 500,000	£ 412,991	£ 912,991	£ 564,980	£1,278,422	£1,843,402	£ 605,915	£1,505,157	£2,111,072

			Year 1		Year 2		Year 3		Year 4
	Basic		BBP	VCP	BBP	VCP	BBP	VCP	BBP	VCP	Total
Payments	Salary (£)		Payment	Payment	Payment	Payment	Payment	Payment	Payment	Payment	Payment

Co-CEO	£500,000		£750,000	£0	£1,222,470	£0	£1,520,108	£4,644,380	£1,915,216	£4,644,380	£ 14,696,555
Co-CEO	£500,000		£750,000	£0	£1,222,470	£0	£1,520,108	£4,644,380	£1,915,216	£4,644,380	£ 14,696,555
Chairman of Integration Committee	£465,000		£697,500	£0	£1,136,897	£0	£1,413,701	£4,644,380	£1,781,151	£4,644,380	£ 14,318,009
Group Finance Director	£428,500		£535,625	£0	£ 873,048	£0	£1,085,611	£4,644,380	£1,367,784	£4,644,380	£ 13,150,827
Chief Operating Officer	£428,500		£535,625	£0	£ 873,048	£0	£1,085,611	£4,644,380	£1,367,784	£4,644,380	£ 13,150,827
Other Senior Executive (14)	£250,000		£250,000	£0	£ 407,490	£0	£ 506,703	£1,393,314	£ 638,405	£1,393,314	£ 4,589,226
											£128,036,692

Please note the Other Senior Executive line is illustrative of a participant at this level.

The following tables set out the dilutive and P&L Costs for the modelled period:

Example B
Dilution	Year 1	Year 2	Year3	Year 4	Total
BBP	0.22%	0.07%	0.00%	0.00%	0.29%
VCP	0.50%	0.81%	0.81%	0.00%	2.11%

Total	0.72%	0.87%	0.81%	0.00%	2.40%

Example B
P&L	Year 1	Year 2	Year3	Year4	Total
BBP	£ 7,706,180	£10,094,719	£14,394,089	£3,105,100	£35,300,089
VCP	£10,354,167	£10,354,167	£10,354,167	£4,437,500	£35,500,000

Total	£18,060,347	£20,448,886	£24,748,256	£7,542,600	£70,800,089

1.3 Incentive remuneration policy for employees below executive level

This section outlines the key features of the Bonus and Share Plan (‘BSP’) and the Global Share Plan (‘GSP’), including the Remuneration Committee’s objectives in seeking shareholder approval for these new plans. The BSP and the GSP are critical elements of the Company’s remuneration policy for employees, and the Merger will not become effective if the Resolutions to approve these plans are not passed. The PartyGaming Board’s position on this is set out in paragraph 8 of the Chairman’s letter.

(a)	Overview of the BSP

The Remuneration Committee’s rationale for introducing the BSP is to extend the philosophy behind the BBP to the wider management team. However, the Remuneration Committee consider that the deferral into shares is sufficient to ensure alignment with shareholders and to encourage a focus on long-term sustainable performance without including the additional risk adjustment.

The key features of the BSP are:

	•	each participant will have a maximum annual bonus potential, expressed as a percentage of salary;

•

each participant will earn their share of the bonus based on the satisfaction of a combination of Company, divisional and individual objective performance measures, subject to their maximum bonus potential;

•

bonuses will be paid part in cash and the balance under the BSP in deferred bwin.party Shares or options (with a maximum discounted exercise price of 100 per cent. to market value at grant) and with deferral periods ranging from one to three years.

The eligible population for the BSP is primarily senior management of the Combined Group (excluding Executive Directors) and next line of reports. Participants in the BBP and/or VCP will not participate in the BSP.

(b)	Overview of the GSP

The Remuneration Committee’s rationale in introducing the GSP was a desire that all employees of the Combined Group should be offered the opportunity of participating in an equity based plan. The Remuneration Committee designed the GSP to:

	•	lock-in and retain employees by providing matching bwin.party Shares;

	•	encourage employees to build up a shareholding in the Company;

	•	create an arrangement which is easy to operate in all the countries where the Combined Group has employees; and

	•	be consistent with the discretionary plans all which have an element of investment/lock-in of benefits in bwin.party Shares which are subject to deferral periods.

The GSP provides for three broad categories of award. Subject to the Remuneration Committee deciding to grant any category of award in any year:

	•	participants will be able to purchase bwin.party Shares with a maximum value of £1,500 (or local currency equivalent);

•

subject to the retention of these bwin.party Shares for three years and subject to continued employment, the Company may provide matching shares up to a maximum ratio of two matching bwin.party Shares for each purchased bwin.party Share; and

	•	participants may be awarded free bwin.party Shares with a maximum value of £25,000 (although the limit for Relevant Directors is £3,000).

All employees of the Combined Group (including Executive Directors) will be eligible to participate in the GSP.

2.	Summaries of the New Share Plans

2.1	Introduction

This section summaries the four New Share Plans which will require the approval of PartyGaming Shareholders at the PartyGaming EGM. These are categorised as:

• the executive share plans, comprising the BBP and the VCP; and

• the employee share plans, comprising the BSP and the GSP.

As the introduction of these plans is integral to the implementation of the Merger in terms of executive and employee incentivisation, the Merger will not become effective if the Resolutions to approve the share plans are not passed. The PartyGaming Board’s position on this is set out in paragraph 8 of the Chairman’s letter.

Paragraph 3 below sets out the equity dilution limits applicable to all plans.

2.2	The Combined Group Executive Share Plans

2.2.1 The BBP

(a) Summary

Under the BBP, performance targets (described below) will be measured at the end of each of three one year performance periods (referred to as a measurement date). Depending on the extent to which the performance targets have been met, an amount may be credited (or debited) to the participant’s bonus account on the measurement date. 50 per cent. will be credited in the form of bwin.party Shares and 50 per cent. in cash. Shortly after each measurement date an amount equal to half of the balance of the bonus account will be paid to the participant. After four years, provided generally that the participant remains in employment, the balance of any cash will be paid out and the balance of any bwin.party Shares transferred to the participant.

(b) Operation

It is intended to operate the BBP, on a one-off basis, shortly after Completion. As a result of the introduction of the BBP, participants will not be granted any new awards under any other executive plans (apart from the VCP described below) operated by the Company during the BBP’s three-year performance period.

Full details of any awards granted to Executive Directors under the BBP will be disclosed in the remuneration report in the annual report and accounts.

(c) Eligibility

Senior executives of the Combined Group (including Executive Directors and Manfred Bodner but not other Non-Executive Directors) are eligible to participate in the BBP. Participation by Executive Directors, including amounts to be allocated to their bonus accounts, will be determined by the Remuneration Committee (the ‘Committee’). It is intended that approximately 19 executives (including four Executive Directors) will participate.

(d) Performance targets

Payments and bwin.party Shares credited or debited to a participant’s bonus account as at each measurement date will be subject to the satisfaction of the performance targets. The performance targets are as follows:

• a minimum threshold level of Clean EBITDA will be required for there to be any payment under the BBP;

• assuming the threshold is met a percentage of Clean EBITDA will be used to create the bonus account;

• a participant’s annual payment from the bonus account may also be subject to the satisfaction of additional key performance indicators;

• where the forfeiture threshold level of Clean EBITDA is not achieved 50 per cent. of the deferred balance in a participant’s bonus account will be forfeited.

If an event happens and the Committee considers that the performance targets are no longer appropriate, it may vary, waive or substitute the performance targets, provided that the variation, waiver or substitution is reasonable in the circumstances and, except for a waiver, is a fairer measure of performance and is not materially less difficult to satisfy than the original targets would have been but for the event.

(e)	Individual limits

The maximum amount which can be credited to a participant’s bonus account in respect of any one performance period is 300 per cent. of basic salary.

Benefits under the BBP are not pensionable.

(f)	Leaving employment

No further payments and no bwin.party Shares will be received where a participant leaves the Combined Group for any reason before the end of the four year plan period unless the participant leaves as a good leaver. A good leaver is an employee who leaves as a result of injury, ill health, disability, retirement, redundancy, death, or in circumstances in which the applicable contract of employment or appointment letter provides that he or she will be a good leaver, where there is a sale of the employing business or company, or for other reasons specifically allowed by the Committee. A participant will not be treated as having left the Combined Group until he or she ceases to provide services to the Combined Group (either as an employee or a consultant).

A participant who leaves the Combined Group as a good leaver will be entitled to have any amounts credited (or debited) in respect of the current performance period at the next measurement date. The balance of the account will then be paid and any bwin.party Shares transferred to the leaving participant. No further payments or bwin.party Shares will be received in respect of subsequent measurement dates, unless the Board exercises its discretion to determine that exceptional circumstances apply and that the participant may continue in the BBP.

(g)	Change of control, merger or other reorganisation

On a takeover, scheme of arrangement, merger or other corporate transaction that includes a change of control of the Company, the cash balance of the account will be paid to participants and any bwin.party Shares transferred to them. Alternatively, bwin.party Shares may be exchanged for shares in the acquiring company.

(h)	Variations in share capital

Participants will be notified by the Committee where there is a variation in the share capital of the Company, a demerger or a special dividend. Upon such an event the Committee may adjust the share accounts to reflect the impact of the relevant event on shareholders.

(i)	Dividend equivalents

The Committee may, on vesting, award participants an amount equal in value to the dividends payable in respect of the number of bwin.party Shares acquired on vesting for the period from the date the bwin.party Shares are notionally credited to the plan account until the vesting date.

(j)	Participants’ rights and amendments

The provisions relating to participants’ rights and the powers to amend the BBP are identical to those described below for the VCP.

2.2.2 The VCP

(a)	Summary

Under the VCP participants will be granted VCP units, being a right to receive an award over bwin.party Shares (in the form of a nil-cost option or a conditional share award) with a value equal to their allocated percentage of the VCP pool. The size of the VCP pool will be linked to the value created for shareholders, taking into account the increase in share price, dividends paid and share buy-backs, over three one-year performance periods, in excess of a hurdle amount. Half of the award will vest at the end of the third performance period and the remaining half will vest one year later, provided generally that the participants remain in employment. In the case of nil-cost options, they will remain exercisable for ten years from the date of grant.

(b)	Operation

It is intended to operate the VCP, on a one-off basis, shortly after Completion. As a result of the introduction of the VCP, participants will not be granted any new awards under any other executive plans (other than the BBP described as above) operated by the Company during the VCP’s three-year performance periods.

Full details of any awards granted to executive directors under the VCP will be disclosed in the remuneration report in the annual report and accounts.

(c)	Eligibility

Senior executives of the Combined Group (including Executive Directors and Manfred Bodner but not other Non-Executive Directors) are eligible to participate in the VCP. Participation by Executive Directors, including the proportion of the VCP pool allocated to them, will be determined by the Committee. It is intended that approximately 19 executives (including four Executive Directors) will participate in the VCP.

(d)	Performance conditions

The grant of the award will be conditional on the satisfaction of the performance conditions described below. No award will be granted to the extent that the performance conditions have not been satisfied. There will be no retesting.

The number of bwin.party Shares comprised in the award will be based on the extent to which value is created for shareholders, taking into account the increase in share price (as adjusted for dividends paid and share buy-backs), over three one-year performance periods, in excess of a hurdle amount as explained below.

The initial value will be £2.58 (the ‘Initial Value’), being the weighted average share price of a share in each of PartyGaming Plc and bwin Interactive Entertainment AG in the ninety day period ending on the 29 July 2010 (being the date the proposed merger between PartyGaming Plc and bwin Interactive Entertainment AG was announced). This price will be compared with the average share price of the Company over the 30-day period immediately before the end of each performance period (referred to as a ‘measurement date’).

In respect of each performance period, a VCP pool will then be calculated being equal to 4 per cent. of the increase in the Company’s share price (as adjusted for dividends paid and any share buy backs) over the hurdle amount. The hurdle amount will be the higher of:

(i) the average share price over the 30 day period to the beginning of the performance period or the average share price associated with the previous measurement date if this is higher; and

(ii) 10 per cent. compounded annually from the Initial Value.

The hurdle amount will be adjusted by the Committee to take account of any capital reorganisations or restructurings over the performance period.

The VCP pool will be converted into awards over a specific number of bwin.party Shares using the market value of a bwin.party Share at the relevant measurement date and in accordance with the participant’s allocated share of the VCP pool. Half of the bwin.party Shares under the award will vest at the end of the third performance period and the remaining half will vest one year later.

If an event happens and the Committee considers that the performance conditions are no longer appropriate, it may also vary, waive or substitute the performance conditions applying to the right to an award, provided that the variation, waiver or substitution is reasonable in the circumstances and, except for a waiver, is a fairer measure of performance and is not materially less difficult to satisfy than the original conditions would have been but for the event.

(e)	Individual limits

The value of the bwin.party Shares received under an award will depend on the amount of the VCP pool as described above and the fixed percentage of the pool allocated to the participant. It is intended that the senior executives will each receive a maximum of 10 per cent. of the VCP pool.

Rights under the VCP are not pensionable.

(f)	Leaving employment

Rights under the VCP will lapse when a participant leaves the Combined Group for any reason unless the participant leaves as a good leaver. A good leaver is a participant who leaves as a result of injury, ill health, disability, retirement, redundancy, death, or in circumstances in which the applicable contract of employment or appointment letter provides that he or she will be a good leaver, where there is a sale of the employing business or company, and for other reasons specifically allowed by the Committee. A participant will not be treated as having left the Combined Group until he or she ceases to provide services to the Combined Group (either as an employee or as a consultant).

A participant who leaves the Combined Group as a good leaver before the end of a performance period will be granted an award in respect of the next measurement date which falls immediately after leaving but shall be granted no further awards (unless the Board exercises its discretion to determine that exceptional circumstances apply and that the participant may continue in the VCP). Such granted awards will vest immediately unless the Committee determines that the award should continue until the normal vesting dates. If the participant leaves for any other reason, then all rights under the VCP will lapse.

(g)	Change in control, merger or other reorganisation

On a takeover, scheme of arrangement, merger or other corporate transaction that includes a change of control (each ‘corporate event’) before a measurement date, the date of the corporate event will be the measurement date and an award will be granted which will vest on the corporate event. Where the corporate event occurs after a measurement date the award will vest. Alternatively, awards may be exchanged for awards relating to shares in the acquiring company.

	(h)	Variations in share capital

Participants will be notified by the Committee where there is a variation in the share capital of the Company, a demerger or a special dividend. Upon such an event, the Committee may adjust all rights under the VCP and the hurdle amount in any way it considers appropriate.

	(i)	Rights

Participants will not enjoy any shareholder rights until the bwin.party Shares have been acquired by the participant. Rights under the VCP are not transferable, except on death.

Any bwin.party Shares issued under the VCP will rank equally with shares of the same class and in issue on the date of allotment except in respect of rights by reference to a record date prior to the date of allotment. In addition, treasury shares and shares purchased in the market via an employee benefit trust may be used to satisfy awards.

	(j)	Amendments

The Company may amend the VCP as it considers appropriate. However, shareholder approval will be required to amend certain provisions of the VCP if the amendments benefit participants (except for minor amendments to benefit the administration of the VCP, to take account of changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment).

This approval requirement relates to eligibility, individual and plan limits, the basis for determining entitlements to shares, rights attaching to shares, rights in the event of a variation in the Company’s share capital, and the amendment powers.

2.3	The Combined Group Employee Share Plans

2.3.1 The BSP

	(a)	Summary

Under the BSP, participants will receive a bonus depending on the extent to which the performance targets have been met. A portion of the bonus will be paid in cash and a portion will be deferred in the form of a right to acquire bwin.party Shares (either in the form of an option or a conditional award of bwin.party Shares).

The performance targets (described below) will be measured at the end of a one year performance period. The bwin.party Shares will vest on a date set by the Board and which may be up to three years after the end of the performance period.

	(b)	Operation

It is intended to operate the BSP shortly after Completion. Awards will then be made once in any financial year. However, where employees are recruited or promoted during a financial year, the Board may in its discretion determine that such employees shall participate in respect of that year.

	(c)	Eligibility

All employees of the Company or of any subsidiary of the Company (but not Non-Executive Directors) are eligible to participate in the BSP, excluding any employees who have given or received notice of termination of employment (subject to the ability of the Board to determine otherwise). Senior executives and Executive Directors who participate in the BBP will not participate in the BSP.

	(d)	Performance targets

The size of the bonus pool will be based on the satisfaction of a combination of company, divisional and individual objective performance measures; subject to the maximum bonus potential as determined by the Board each year.

If an event happens and the Board considers that the performance conditions are no longer appropriate, it may vary, waive or substitute the performance conditions, provided that the variation, waiver or substitution is reasonable in the circumstances and, except for a waiver, is a fairer measure of performance and is not materially less difficult to satisfy than the original conditions would have been but for the event.

	(e)	Individual limits

The maximum bonus which may be received by a participant in respect of any one financial year is 150 per cent. of basic salary.

Benefits under the BSP are not pensionable.

	(f)	Leaving employment

No bonus is paid where the participant leaves before the end of the performance period. In addition share awards will be forfeited where a participant leaves the Group for any reason before vesting unless the participant leaves as a good leaver.

A good leaver is somebody who leaves as a result of injury, ill-health, disability, retirement, redundancy, death, where there is a sale of the employing business or company, or for other reasons specifically allowed by the Board.

Where a participant leaves the group as a good leaver, their share awards will vest upon leaving (or death). Alternatively, the Board may decide that awards should continue until the original vesting date.

	(g)	Change of control, merger or other reorganisation

Share awards will vest on a takeover, scheme of arrangement, merger or other corporate reorganisation. The awards will not be subject to time pro-rating.

	(h)	Variations in share capital

Participants will be notified by the Board where there is a variation in the share capital of the Company, a demerger or a special dividend. Upon such an event the Board may adjust the share awards to take account of the impact of the event upon the share awards.

	(i)	Rights

Participants will not enjoy any shareholder rights until bwin.party Shares have been acquired by the participant. Rights under the BSP are not transferable, except on death.

Any bwin.party Shares issued under the BSP will rank equally with shares of the same class and in issue on the date of allotment except in respect of rights by reference to a record date prior to the date of allotment.

	(j)	Dividend Equivalents

The Board may on vesting award the participant an amount equal in value to the dividends payable in respect of the number of bwin.party Shares acquired on vesting for the period from the date the award was granted until the vesting date.

2.3.2	The GSP

	(a)	Summary

The GSP offers three ways to provide bwin.party Shares to employees: (i) free bwin.party Shares; (ii) bwin.party Shares purchased using contributions from employees; and (iii) free matching bwin.party Shares. The Board has power to decide which, if any, of these types of award should be used. It is currently intended that only purchased and matching bwin.party Shares will be offered on a regular basis.

The Board has the power to set up plans based on the GSP. It is intended that in the UK HMRC approval for the GSP will be sought to enable UK participants to enjoy the tax benefits attaching to this plan. PartyGaming Shareholder approval is also being sought for the establishment of a plan, similar to the GSP, to operate in the US (as required under the regulations applying to such plans).

The GSP operates in conjunction with a trust, which will hold shares on behalf of employees.

Benefits under the GSP are not pensionable.

(b)	Eligibility

All employees of the Company and any subsidiaries designated by the Board as participating companies are eligible to join the GSP, if they have worked for the Company or a participating company for a qualifying period determined by the Board, which may not exceed 18 months.

(c)	Free bwin.party Shares

Awards of free bwin.party Shares worth up to a maximum of £3,000 (or equivalent) for Executive Directors and £25,000 (or equivalent) for other eligible employees may be made each year. The award may be subject to performance targets.

The Company has the flexibility to grant different types of free share award including nil- cost options, conditional awards of shares and restricted shares where the employee is the owner of the shares from the date of award. Unless otherwise specified all awards have substantially the same terms. This flexibility enables awards to be granted in the most tax efficient manner.

Awards are not transferable, except on death.

(d)	Purchased bwin.party Shares

The GSP provides for participants to be offered the opportunity to purchase bwin.party Shares out of contributions from their pre-tax salary up to a maximum of £1,500 (or equivalent) in each tax year, or 10 per cent. of salary if less.

Participants can stop saving at any stage. The participants’ contributions may be used to buy bwin.party Shares immediately at a price equal to their market value at purchase. Alternatively, contributions may be accumulated for up to 12 months before they are used to buy bwin.party Shares. Where they are accumulated, the price at which they are acquired is the lesser of the price at the beginning of the accumulation period and the end.

(e)	Matching Shares

The GSP provides that where employees buy bwin.party Shares, they may be awarded additional free matching bwin.party Shares by the Company on a matching basis, up to a maximum of two matching bwin.party Shares for each purchased bwin.party Share. Matching bwin.party Shares must be held for a minimum of three years. The type of matching bwin.party Share that may be made and the circumstances in which it may be forfeited are the same as for free bwin.party Share described above.

The GSP may be operated on the basis that if a participant withdraws their corresponding purchased Shares before the three-year holding period, the linked matching Shares will be forfeited.

(f)	Dividends

Where a participant is the beneficial owner of bwin.party Shares awarded under the GSP, dividends will accrue in the normal way. Where participants hold rights to bwin.party Shares, the Board may on vesting award the participant an amount equal to the value of dividends which would have been payable in the bwin.party Shares during the relevant holding period.

(g)	Leaving employment

Generally, awards of free bwin.party Shares and matching bwin.party Shares must be held for a period of three years at the discretion of the Company. If a participant leaves employment with the Group, their bwin.party Shares generally lapse unless they leave as a good leaver. This includes leaving through death, retirement, redundancy, injury or disability, or their employing company or business being sold out of the group.

The participant can withdraw purchased bwin.party Shares from the GSP at any time.

(h)	Voting and other rights

Participants who hold restricted and purchased bwin.party Shares may direct the trustees as to how to exercise the voting rights attributable to the bwin.party Shares held on their behalf. The trustees will not exercise the voting rights unless they receive the participant’s instructions. Participants who hold other types of award will not have any voting rights.

Awards made in the form of conditional share awards or nil cost options will not enjoy any shareholder rights until the bwin.party Shares have been acquired by the participant.

Any bwin.party Shares issued under the GSP will rank equally with bwin.party Shares of the same class and in issue on the date of allotment except in respect of rights by reference to a record date prior to the date of allotment.

(i)	Variations in share capital

Where participants hold rights to bwin.party Shares they will be notified by the Company where there is a variation in the share capital of the Company, a demerger or a special dividend. Upon such an event the Company may adjust the awards in any way it considers appropriate to take account of the impact of the event upon the awards.

The powers to amend the GSP are identical to those described above for the VCP.

2.3.3 The US section of the GSP (the ‘ESPP’)

(a)

The ESPP is designed to qualify as a share purchase plan for the purposes of the US Revenue Code. Under the relevant legislation, eligible employees of participating companies in the Group may be invited to apply for options to acquire bwin.party Shares at an exercise price fixed at the date of grant.

A participant is required to make savings from pay, typically over a period of between 6 and 24 months. The savings may be used to exercise the related option at the end of the relevant option period. The exercise price per bwin.party Share payable on exercise of an option may not be less than 85 per cent. of the market value of a bwin.party Share on the date of grant. The maximum number of bwin.party Shares over which an option is granted will be such that the total exercise price payable will correspond to the total savings payable from the savings arrangement at the end of the savings period (subject to a statutory limit).

An option will be exercised automatically on the exercise date specified by the Board at the time of grant which may be no later than 60 days following the relevant anniversary of the date of grant unless the participant has left employment or withdrawn from the ESPP before that date. Options normally lapse if a participant leaves employment. However, if the employment ends by reason of disability, retirement or death, the participant (or executor or heir) may retain the option until the normal exercise date (although he may not make any further savings contributions) and his option shall be exercised over such number of bwin.party Shares as may be acquired at the exercise price together with the savings made up to the date of death or cessation of employment.

Options will be automatically exercised following a takeover, scheme of arrangement or winding-up of the Company.

In the event of a variation in the share capital of the Company, including a rights issue or a sub-division or consolidation of the share capital, the number of bwin.party Shares subject to the awards may be adjusted as appropriate.

3.	Dilution limits

In any ten year period (commencing either before or after Completion):

•

not more that 10 per cent. of the issued ordinary share capital of the Company may be issued or committed to be issued under all employee share plans (whether discretionary or not) adopted by the Company; and

•	not more that 5 per cent. of the issued ordinary share capital of the Company may be issued or committed to be issued under all discretionary employee share plans adopted by the Company.

For the purposes of the limits set out above, options and awards granted by the Company prior to Completion will count, as well as options and awards granted thereafter. However, options under the Rollover Option Plan to replace previous bwin options will not count.

PART VII

ADDITIONAL INFORMATION

1.	Responsibility

1.1

The PartyGaming Directors, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the PartyGaming Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2

The Proposed Directors, whose names are set out in paragraph 6 of Part I of this document, accept responsibility for the information contained in this document relating to bwin and the Proposed Directors and persons connected with them. To the best of the knowledge and belief of the Proposed Directors (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors and registered office

2.1	The PartyGaming Directors and their respective functions are as follows:

Rod Perry, Chairman
Jim Ryan, Chief Executive Officer
Martin Weigold, Group Finance Director
Lord Moonie, Senior Independent Director
Tim Bristow, Independent Non-Executive Director
Rami Lerner, Non-Executive Director

PartyGaming Plc operates under the Gibraltar Companies Act and has its registered office is at 711 Europort, Gibraltar and telephone number is +350 200 78700.

2.2	The bwin Directors and their respective functions are as follows:

Norbert Teufelberger, Co-Chief Executive Officer
Manfred Bodner, Co-Chief Executive Officer
Hannes Androsch, Chairman of the Supervisory Board
Alexander Knotek, Vice-Chairman of the Supervisory Board
Helmut Kern, Member of the Supervisory Board
Georg Riedl, Member of the Supervisory Board
Herbert Schweiger, Member of the Supervisory Board
Per Afrell, Member of the Supervisory Board

bwin Interactive Entertainment AG operates under the Austrian Stock Corporation Act (Aktiengesetz) and has its registered office at Börsegasse 11, A-1010 Vienna, Austria and telephone number is +43 (0)50 858-0.

3.	Relevant Documentation

The following sections of the Prospectus (but not any information incorporated therein by reference) are incorporated by reference into this document:

Information	Sections of the Prospectus incorporated by reference into this document	Page Number

Information on PartyGaming
Accountant’s Report on PartyGaming	Section A of Part 10	279
Historical financial information relating to PartyGaming	Section B of Part 10	281
PartyGaming Share Plans	Paragraph 10.6 of Part 9	223
Rollover Option Plan	Paragraph 10.7 of Part 9	226
Material interests in Existing PartyGaming Shares	Paragraph 6.1 of Part 9	202
Details of key individuals in PartyGaming’s business	Directors and Corporate Governance, Part 3	80

General
Presentation of Information	Presentation of Information	44
Directors, and Corporate Governance	Part 3	80
Regulatory, Fiscal and Corporate Matters	Part 4	91
Operating and Financial Review	Part 6	119
Depositary Interests	Part 8	180
Memorandum and Articles of Association	Paragraph 4 of Part 9	187
Summary of principal amendments to the Articles	Paragraph 5 of Part 9	197
Summary of the Rollover Option Plan	Paragraph 10.7 of Part 9	226
Fees and expenses	Paragraph 22.1 of Part 9	276

4.	Biographies of Proposed Directors

Norbert Teufelberger (Joint Chief Executive Officer)

Norbert Teufelberger has been involved in the national and international casino and betting business since 1989. He occupied key positions with Casinos Austria, was a consultant to the Novomatic Group of companies and co founded a land based casino company currently listed on the Nasdaq Capital Market and on the Prime Market of the Vienna Stock Exchange. He joined bwin Interactive Entertainment AG in September 1999 and was instrumental in drawing up the initial business plan of bwin and the subsequent structuring and preparation for the public listing of bwin Interactive Entertainment AG. He was appointed to the Executive Board on 19 January 2000, being initially responsible for finance, administration and operations. He was appointed Co-CEO of the Company at the beginning of June 2001. Outside the Group, Norbert Teufelberger is chairman of the Supervisory Board of the European Gaming and Betting Association (EGBA) and held the post of non-executive director with betbull Holding SE. He resigned the latter function at the beginning of 2010. He holds a Masters in Business Administration from the University of Economics and Business Administration in Vienna.

Joachim Baca (Chief Operating Officer)

Joachim Baca joined bwin in 2004, and served as COO since 2006. Previously he has been engaged in e-commerce business, leading various projects for Red Bull GmbH and Marchfifteen AG. As COO, Joachim Baca has steered the company through a period of rapid growth, as bwin transitions from a start-up to an industry leader. He was instrumental in consolidating operations and leading product development. Joachim Baca is an integral part of the bwin management team, overseeing key business functions such as products and services, technology, organisational development and human resources.

Per Afrell (Independent Non-Executive Director)

Per Afrell is a founding partner in the real estate investment group Profi Management AB. He is chairman of Profi’s two investment vehicles Profi I AB and Profi II AB. He has been a board member of bwin since 2007. His current appointment ends in 2012. He was chairman of Ongame e solutions AB before it was acquired by bwin. He has been a member of the Stockholm Stock Exchange Listing Committee, the Board of the Swedish Accounting Standards Committee and has held various management positions in the financial industry.

Manfred Bodner (Non-Executive Director)

Manfred Bodner has occupied various management positions since 1989. From 1989 to 1995 he was CEO of Trend Versand AG which operated a mail order business in the emerging markets of Eastern Europe. Manfred Bodner was one of the two founding partners of the company, and he built and ran its technology and the marketing sales department. The company was founded in Hungary in 1989 and quickly expanded into Poland, the Czech Republic and Slovakia. In 1995 he moved to the executive board of the Eastern European holding company of Neckermann Handels AG (world number three mail order group) based in Vienna, he remained in this position until 1998. In 1998 he co-founded Eastern Press AG a publishing house providing subscription services in Hungary, Poland and the Czech Republic. In 1997 Manfred Bodner started the gastronomy group Bar Italia GmbH, which developed an Italian bar and restaurant concept initially supposed to be the pilot for a chain concept. The group currently operates three outlets in Vienna and is preparing an enlarged roll out. As a founding board member, Manfred Bodner has been with bwin Interactive Entertainment AG since May 1999, where he started operations from scratch and has been responsible for marketing/sales and technology from the beginning. He was formally appointed Co CEO of bwin Interactive Entertainment AG at the beginning of June 2001.

Helmut Kern (Independent Non-Executive Director)

Helmut Kern is Head of Consulting Austria with PricewaterhouseCoopers (PwC) and owner and CEO of Beyond Consulting GmbH and Beyond Holding GmbH. He was first appointed to the board of bwin in 2004. Previously, he also acted as Global Partner of Deloitte Consulting and was CEO of an Austrian Private Foundation (DFGJ Privatstiftung) and interim Director of Wellcon Gesellschaft für Prävention und Arbeitsmedizin GmbH. Helmut Kern holds a Master in Business Administration (‘Magister’) from the University of Economics and Business Administration in Vienna and has completed an Executive Leadership Development Program at Columbia University, N.Y.

Georg Riedl (Non-Executive Director)

Georg Riedl is a lawyer with the Riedl law firm. He has sat on the boards of Österreichische Salinen AG and group companies, AT&S Austria Technologie & System technik AG, paysafecard.com Wertkarten AG, Wiesenthal & Co AG and bwin Services AG. Georg Riedl was first appointed to the board of bwin in 2005 and his term ends in 2014.

5.	Directors’ remuneration

5.1	The Combined Group – Executive Directors’ terms of employment

Each of Norbert Teufelberger and Joachim Baca will enter into a new service agreement with the Company, which will replace his previous service agreement with effect from Completion. Jim Ryan and Martin Weigold will each enter into deeds of variations in respect of their service agreements with the Company, which will become effective on Completion. The proposed terms of the Executive Directors’ service agreements (as amended), each of which will be governed by English law, are set out in sub-paragraphs (a) to (f) below.

(a)	With effect from Completion, the roles and annual basic salaries of the Executive Directors will be as follows:

Name	Position	Annual basic salary (£)	Other benefits (£)	(1)

Jim Ryan	Co-Chief Executive Officer	500,000	15,451
Norbert Teufelberger	Co-Chief Executive Officer	500,000	8,116
Martin Weigold	Chief Financial Officer	428,500	7,795
Joachim Baca	Chief Operating Officer	428,500	7,795

(1) Estimated cost to PartyGaming of providing private medical insurance, permanent health insurance and life insurance.

The annual salary of each Executive Director will be subject to annual review by the Remuneration Committee. The first review will be on 1 January 2012. The Company is under no obligation to increase the annual salary following a salary review, but will not decrease it.

Each service agreement will be terminable by either party by 12 months’ notice. The Company will have the right to elect to terminate the employment of each Executive Director by making a payment in lieu of notice equal to basic salary cost of insurance benefits and target bonus (if any), for their 12 month notice period or unexpired period thereof. Any rights of each Executive Director to preservation of awards under the Bonus Banking Plan or the Value Creation Plan will be in accordance with the rules of those schemes and will not be affected by any payment in lieu.

If the employment of Norbert Teufelberger is terminated prior to the third anniversary of the Effective Date by the Company or by Mr. Teufelberger in certain prescribed circumstances under the Regulatory Process Agreement or on a Change of Control, in each case where there are no grounds for summary termination by the Company, the Company will offer to engage him as a consultant until the third anniversary of the Effective Date on terms which are in respect of remuneration (including incentive arrangements) no less favourable when taken as a whole than the terms of his employment arrangements would have been had they continued until the third anniversary of the Effective Date. No compensation will be payable upon expiry of the term on the third anniversary of the Effective Date unless the period of the consultancy agreement is less than 12 months, in which case Mr. Teufelberger will receive an additional payment on the expiry of the consultancy agreement equal to the amount (if any) by which the aggregate of any termination payments under the service agreement and payments under the consultancy agreement is less than the payment in lieu of notice which Mr. Teufelberger would have received under the service agreement if the Company had chosen to exercise its right to terminate the service agreement by making a payment in lieu of notice. If Mr. Teufelberger accepts the Company’s offer, he will have no right to claim compensation in respect of the termination of his contract of employment under the provisions described above.

If a Change of Control of the Company (as defined in each service agreement) takes place, each of the Executive Directors may, in the 12 months following the Change of Control, terminate his employment if the Company makes a material adverse change to his title, responsibilities or status or changes his principal place of work to a place other than Gibraltar by giving three months’ notice to the Company in writing. The Company will then be required to pay the relevant Executive Director a payment equal to the amount he would have received had his employment been terminated in accordance with the payment in lieu provision in his service agreement.

(b)

With effect from Completion, each of the Executive Directors is eligible to participate in such incentive arrangements for executive directors as are approved by the Company from time to time, including the Value Creation Plan and the Bonus Banking Plan, details of which are set out in paragraph 8 of Part I and Part VI in this document

(c)

The service agreements of Norbert Teufelberger and Joachim Baca provide that if their employment terminates in certain prescribed circumstances under the Regulatory Process Agreement, Mr. Teufelberger or Mr. Baca (as. the case may be) will be treated as a good leaver under the terms of the Value Creation Plan and the Bonus Banking Plan.

(d)

Norbert Teufelberger and Joachim Baca will be granted replacement options for the options they held in the bwin Option Plans prior to Completion under the Rollover Option Plan, details of which are set out in paragraph 10.7 of Part 9 of the Prospectus which is incorporated by reference into this document.

(e)

The Executive Directors will not participate in any pension arrangements to which the Company contributes. Each Executive Director will be provided with private medical insurance, permanent health insurance and life assurance.

(f)

Each of the Executive Directors will be subject to a confidentiality undertaking without limitation in time and to non-competition, non solicitation, and non-interference restrictive covenants for a period of 12 months after the termination of employment.

5.2	The Combined Group – Non-Executive Directors’ terms of appointment

Each of the Chairman, Manfred Bodner, Georg Riedl, Helmut Kern, Per Afrell, Lord Moonie and Rod Perry will enter into a new letter of appointment, which will replace any previous letter of appointment with effect from Completion. The other Non-Executive Directors will remain on the terms of their current letters of appointment. The proposed or current terms (as applicable) of the letters of appointment, each of which will be governed by English law, are set out in sub-paragraphs (a) to (l) below.

	(a)	With effect from Completion, the position and annual fees of the Chairman and Non-Executive Directors will be as follows:

Name	Position	Annual Fees (£)

Simon Duffy	Chairman	350,000
Manfred Bodner	Non-Executive Director and Chairman of the Integration Committee	465,000
Rami Lerner	Non-Executive Director	100,000
Georg Riedl	Non-Executive Director	100,000
Rod Perry	Deputy Chairman and Senior Independent Non-Executive Director	250,000
Per Afrell	Independent Non-Executive Director	130,000
Tim Bristow	Independent Non-Executive Director	130,000
Helmut Kern	Independent Non-Executive Director	130,000
Lewis Moonie	Independent Non-Executive Director	130,000

(b)

The appointment of the Chairman will be terminable by either party by 6 months’ notice. The appointment of the Non-Executive Directors, except for Manfred Bodner, will be terminable by either party by 3 months’ notice.

(c)

Each appointment is subject to annual re-election by the Company in general meeting. The appointments can also be terminated in accordance with the New Articles and immediately in certain prescribed circumstances. In addition to the annual fee shown above, Helmut Kern is entitled to a fee of £20,000 per annum as Chairman of the Audit Committee and Tim Bristow is entitled to a fee of £20,000 per annum as Chairman of the Ethics Committee. The annual fees paid to the Chairman and other Non-Executive Directors are inclusive of any Board committees they may chair.

(d)	The proposed terms applicable to Manfred Bodner reflect the special duties he will discharge in his role as Chairman of the Integration Committee. The appointment of Manfred Bodner is terminable by either party by 12 months’ notice. The Company will have the right to elect to terminate the appointment of Manfred Bodner by making a payment in lieu of notice equal to his fee and target bonus (if any) for his 12 month notice period or unexpired period thereof. Any rights which Manfred Bodner has to preservation of awards under the Bonus Banking Plan or the Value Creation Plan will be in accordance with the rules of those schemes and will not be affected by any payment in lieu.

(e)

If the appointment of Manfred Bodner is terminated prior to the third anniversary of the Effective Date by the Company, by Mr. Bodner not being re-elected by the Company’s shareholders in general meeting, or by Mr. Bodner in certain prescribed circumstances under the Regulatory Process Agreement or on a Change of Control, in each case where there are no grounds for summary termination of the appointment by the Company, the Company will offer to engage him as a consultant until the third anniversary of the Effective Date on terms which are no less favourable in terms of fees (including incentive arrangements) than the terms of his letter of appointment would have been had it continued until the third anniversary of the Effective Date. No compensation will be payable upon expiry of the term on the third anniversary of the Effective Date unless the period of the consultancy agreement is less than 12 months, in which case Mr. Bodner will receive an additional payment on the expiry of the consultancy agreement equal to the amount (if any) by which the aggregate of any termination payments under the appointment letter and payments under the consultancy agreement is less than the payment in lieu of notice which Mr. Bodner would have received under the appointment letter if the Company had chosen to exercise its right to terminate the appointment letter by making a payment in lieu of notice. If Mr. Bodner accepts the Company’s offer, he will have no right to claim compensation in respect of the termination of his appointment under the provisions described above.

(f)

Upon termination of the appointment of Manfred Bodner (except where terminated summarily or where the appointment is terminated in circumstances where the Company is required to offer Mr. Bodner a consultancy agreement – as described at sub-paragraph (e) above), the Company will offer Manfred Bodner a new appointment letter on its standard terms then applicable to independent non-executive directors.

(g)

If a Change of Control of the Company (as defined in the letter of appointment) takes place, Manfred Bodner may, in the 12 months following the Change of Control, terminate his appointment if the Company makes a material adverse change to his title, responsibilities or status or changes his principal place of work to a place other than Gibraltar by giving three months’ notice to the Company in writing. The Company will then be required to pay him a payment equal to the amount he would have received had his appointment been terminated in accordance with the payment in lieu provision in his letter of appointment.

(h)

In respect of the period following Completion, the Chairman and each Non-Executive Director, except for Manfred Bodner, will not be entitled to participate in the Company’s share or bonus schemes. Manfred Bodner, Georg Riedl, Helmut Kern, and Per Afrell (together with certain bwin executive directors) will be granted replacement options for the options they held in the bwin Option Plans prior to Completion under the Rollover Option Plan details of which are set out in this paragraph 10.7 of Part 9 of the Prospectus and is incorporated by reference into this document.

(i)

With effect from Completion, Manfred Bodner will be eligible to participate in such incentive arrangements for executive directors as are approved by the Company from time to time, including the Value Creation Plan and the Bonus Banking Plan, details of which are set out in this Paragraph 8 of Part I and Part VI of this document. Manfred Bodner’s letter of appointment provides that if his appointment terminates in certain prescribed circumstances under the Regulatory Process Agreement, Mr. Bodner will be treated as a good leaver under the terms of the Value Creation Plan and the Bonus Banking Plan.

(j) The Chairman and each Non-Executive Director are not entitled to participate in any Company pension scheme.

(k) The Chairman and each Non-Executive Director are entitled to reimbursement of reasonable expenses.

(l)

The Chairman and each Non-Executive Director are subject to confidentiality undertakings without limitation in time. The Chairman and each Non-Executive Director, except for Manfred Bodner, are also subject to non-compete restrictive covenants for the duration of their appointments and after the termination of their appointments for 12 months in the Chairman’s case and 6 months for other Non-Executive Directors (except Manfred Bodner). Manfred Bodner is subject to non-competition, non-solicitation, and non-interference restrictive covenants for a period of 12 months after the termination of his appointment.

Save as set out in this paragraph, there are no proposed service agreements or letters of appointment between the Executive Directors and Non-Executive Directors and the Company.

5.3	PartyGaming Plc

In the year ended 31 December 2009, the Existing Directors were remunerated as set out below:

Name	Current Position	Annual salary/fee (£)	Bonus	Other benefits (£)		Date of joining the Company	Date of expiry of current term

Rod Perry	Non-Executive Chairman	345,000	—	—		31.05.05	AGM 2011

Jim Ryan	Chief Executive Officer	500,000	431,250	11,022	(1)	30.06.08	AGM 2012

Martin Weigold	Group Finance Director	428,500	368,884	2,764,148	(2)	04.01.05	AGM 2011

Tim Bristow	Independent Non-Executive Director	150,000	—	—		04.05.07	AGM 2013

Lewis Moonie	Senior Independent Non-Executive Director	170,000	—	—		13.12.07	AGM 2013

Rami Lerner	Non-Executive Director	100,000	—	—		04.03.09	AGM 2012

(1)	Cost to PartyGaming of providing private medical insurance, permanent health insurance and life assurance.

(2)

This figure is made up of (i) £5,415 in respect of the cost to PartyGaming of providing private medical insurance, permanent health insurance and life assurance and (ii) £2,758,733 in respect of proceeds from the exercise of options.

In the year ended 31 December 2009, none of the Existing Directors was provided with pension benefits.

There is no arrangement under which any Existing Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

5.4	bwin Interactive Entertainment AG

          In the year ended 31 December 2009, the Proposed Directors were remunerated as set out below:

Name	Current position	Annual salary/fee (€)	Bonus	Other benefits (€)		Date of joining the Company
Norbert Teufelberger	Chief Executive Officer	550,000	—	30,741	(1)	01.10.99
Manfred Bodner	Chief Executive Officer	550,000	—	30,741	(2)	01.06.99
Joachim Baca	Chief Operating Officer	290,010	116,000	1,165,111	(3)	01.01.04
Helmut Kern	Member of the Supervisory Board	32,500	—	—		14.05.04
Georg Riedl	Member of the Supervisory Board	32,500	—	—		10.05.05
Per Afrell	Member of the Supervisory Board	32,500	—	—		22.05.07

(1)

This figure is made up of (i) €25,000 in respect of company car acquisition costs; (ii) €5,741 in respect of the cost of bwin of providing life assurance, invalidity insurance and medical costs insurance.

(2)

This figure is made up of (i) €25,000 in respect of company car acquisition costs; (ii) €5,741 in respect of the cost to bwin of providing life assurance, invalidity insurance and medical costs insurance.

(3)

This figure is made up of (i) €1,148,312 in respect of proceeds from the exercise of options; (ii) €16.250 in respect of company car acquisition costs; (iii) €549 in respect of the cost to bwin of providing life assurance, invalidity insurance and medical costs insurance.

In the year ended 31 December 2009, none of the Proposed Directors was provided with pension benefits.

There is no arrangement under which any Proposed Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

6.	Interests of the Directors

The interests in the share capital of the Company of the Directors (all of which, unless otherwise stated, are beneficial or are interests of a person connected with a Director) as at 17 December 2010 (the latest practicable date prior to printing of this document) as are expected to exist on Completion are as follows:

	As at 17 December 2010			Following Completion(1)
Name	Number of Existing PartyGaming Shares		Percentage of existing issued share capital of PartyGaming Plc	Number of bwin.party Shares on Completion		Percentage of issued share capital of the Company on Completion

Simon Duffy	—		—	—		—
Jim Ryan	637,500		0.15	637,500		0.07
Norbert Teufelberger(2)	—		—	24,596,854	(4)	1.45
Martin Weigold	847,998	(3)	0.21	847,998		0.10
Joachim Baca(2)	—		—	—		—
Per Afrell(2)	—		—	40,114		0.004
Manfred Bodner(2)	—		—	24,596,854	(4)	1.45

	As at 17 December 2010		Following Completion(1)
Name	Number of Existing PartyGaming Shares	Percentage of existing issued share capital of PartyGaming Plc	Number of bwin.party Shares on Completion	Percentage of issued share capital of the Company on Completion
Tim Bristow	8,000	0.002	8,000	0.001
Helmut Kern(2)	—	—	—	—
Rami Lerner	—	—	—	—
Lewis Moonie	15,940	0.004	15,990	0.002
Rod Perry	5,086	0.001	5,086	—
Georg Riedl(2)	—	—	856,100	0.1

(1)

Assumes that no Existing bwin Shareholders request Cash Compensation and that no further shares in the capital of PartyGaming Plc or bwin Interactive Entertainment AG are issued between 17 December 2010 and Completion.

(2)

The Proposed Directors holdings of bwin.party Shares on Completion shall, assuming they do not request Cash Compensation as described in paragraph 2 of Part I ‘Letter from the Chairman of PartyGaming Plc’, exist solely as a result of their current holdings of Existing bwin Shares being cancelled and, in exchange, their being issued with New Shares in connection with the Merger. Other than these New Shares (which shall be issued in accordance with the Exchange Ratio), no further shares in the Company shall be issued to the Proposed Directors in connection with the Merger.

	(3)	Includes 779,554 vested but unexercised nil-cost options.

(4)

Each of Manfred Bodner and Norbert Teufelberger own 50 per cent. of the issued share capital of New Media Gaming and Holding Limited, which on Completion is expected to own 24,596,854 bwin.party Shares.

7.	Material contracts and banking facilities

PartyGaming Plc

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company or another member of PartyGaming: (i) within the two years immediately preceding the date of this document which are, or may be, material to the Company or another member of PartyGaming, and (ii) at any other time and contain provisions under which the Company or any member of PartyGaming has an obligation or entitlement which is, or may be, material to the Company or any member of PartyGaming as at the date of this document:

7.1	The Merger Implementation Agreement

PartyGaming Plc and bwin Interactive Entertainment AG have entered into a merger implementation agreement dated 29 July 2010 (the ‘Merger Implementation Agreement’) which contains mutual undertakings and assurances in relation to the parties’ commitment to implement the Merger and related matters, including provisions governing the conduct of business of bwin and PartyGaming and other transaction protection measures.

The Merger is conditional upon the following Conditions, among others:

	(a)	approval of the Existing PartyGaming Shareholders and the Existing bwin Shareholders at the PartyGaming EGM and the bwin EGM, respectively;

	(b)	the Commercial Register Vienna having issued an Austrian Pre Merger Legality Certificate;

	(c)	the Merger being sanctioned by the Court;

	(d)	the Effective Date having occurred;

(e)

the UK Listing Authority having agreed to admit the New Shares and to re-admit the Existing PartyGaming Shares to the Official List (premium listing) and the London Stock Exchange having agreed to admit the New Shares and to re-admit the Existing PartyGaming Shares to trading on its main market for listed securities; and

(f)	antitrust approval in Romania and in any other jurisdiction where completion would be unlawful or otherwise prohibited without such approval from the relevant antitrust authorities.

Completion will not take place unless these Conditions, alongside the other conditions, have been satisfied (or, if capable of waiver, waived in writing) by 6.00 p.m. (CET) on the Longstop Date or such later date as PartyGaming Plc and bwin Interactive Entertainment AG may agree and (if required) the Court may approve. There is no guarantee that these (or other) Conditions will be satisfied or, if appropriate, waived.

Each of PartyGaming Plc and bwin Interactive Entertainment AG agrees that it shall not directly or indirectly solicit or initiate or otherwise seek to procure any transaction which is intended to enable a third party to acquire all or a material proportion of its issued share capital or business, or which would result in a third party acquiring 30 per cent. or more of its voting rights or would otherwise be inconsistent with the implementation of the Merger (a ‘Competing Proposal’). Each of PartyGaming Plc and bwin Interactive Entertainment AG further agrees that it shall not disclose information to any third party in connection with a possible Competing Proposal other than as required by applicable law or regulation, or the company’s constitutional documents or where necessary to ensure compliance with the fiduciary duties of the PartyGaming Directors or the bwin Directors (as applicable). The Merger Implementation Agreement also contains a right for each of PartyGaming Plc and bwin Interactive Entertainment AG to match any Competing Proposal made in relation to the other party.

PartyGaming Plc has undertaken to pay to bwin Interactive Entertainment AG the sum of £10.6 million and bwin Interactive Entertainment AG has undertaken to PartyGaming Plc the sum of €12.7 million in certain circumstances, including if:

(a)

the PartyGaming Board or bwin Board, as appropriate, fails to recommend the Merger, or withdraws, qualifies or modifies the terms of its recommendation, or resolves to recommend a Competing Proposal; and

(b)

a Competing Proposal in relation to PartyGaming or bwin, as appropriate, is announced, and such Competing Proposal or any other Competing Proposal subsequently becomes effective, becomes or is declared unconditional in all respects or is otherwise completed.

The Merger Implementation Agreement may be terminated as follows:

(a)	as agreed in writing between PartyGaming Plc and bwin Interactive Entertainment AG at any time prior to the Effective Date;

(b)	if the Merger is not sanctioned by the Court or the PartyGaming Resolutions are not approved at the PartyGaming EGM;

(c)	if the bwin Resolutions are not approved at the bwin EGM;

(d)

by either party if at any time prior to satisfaction or waiver (as the case may be) of the Conditions there is a Competing Proposal which subsequently becomes effective, becomes or is declared unconditional in all respects or is otherwise completed resulting in more than 50 per cent. of the issued share capital of the other party becoming controlled by a third party which is not acting in concert with the party terminating the Merger Implementation Agreement;

(e)	by either party if any antitrust authority that is competent to review the Merger and its implementation opens an in depth second stage of its review process;

(f)	by either party if at any time prior to satisfaction or waiver (as the case may be) of the Conditions the other party commits a material breach of the Merger Implementation Agreement;

(g)	by either party if at any time after the date of this document but prior to the satisfaction or waiver (as the case may be) of the Conditions the price of both parties’ shares is such that the ratio of the market capitalisation of one party to the market capitalisation of the other party is 70:30 or greater; or

	(h)	if the Effective Date has not occurred by the Longstop Date or such later date (if any) as the parties may agree and (if required) the Court may approve.

7.2	The PartyGaming Relationship Agreement

The Principal PartyGaming Shareholders entered into a relationship agreement with the Company on 29 July 2010 (the ‘PartyGaming Relationship Agreement’). As a related party transaction (as defined in the Listing Rules), the PartyGaming Relationship Agreement will become effective conditional upon approval by the Existing PartyGaming Shareholders (other than the Principal PartyGaming Shareholders) at the PartyGaming EGM. Conditional upon such approval, the PartyGaming Relationship Agreement will replace the existing relationship agreement dated 14 June 2005 which was entered into by the same parties (and others) at the time of the Company’s initial public offering. For the purposes of the PartyGaming Relationship Agreement, an independent director is a Director who is independent for the purposes of the Combined Code and such other person as may be determined by a majority of the other independent directors to be an independent director. The persons who, at the date of this document, are independent directors for the purposes of the PartyGaming Relationship Agreement are Tim Bristow and Lewis Moonie. The terms of the PartyGaming Relationship Agreement, which are in addition to the requirements imposed by the Listing Rules (including requirements relating to transactions between PartyGaming and any related parties), include provisions to the following effect:

	(a)	for so long as the Principal PartyGaming Shareholders and their associates together have a direct or indirect interest in:

(i) ten per cent. or more of the issued share capital of the Company during the period from the conclusion of the PartyGaming EGM up to Completion; or

(ii) five per cent. or more of the issued share capital of the Company from Completion,

they shall together be entitled to nominate a suitable person for appointment to the Board one non-executive director (a ‘Nominated Director’) and, at all times while they have a Nominated Director, to receive such information concerning the Company and its business as may reasonably be requested from time to time. These rights shall terminate upon the Principal PartyGaming Shareholders and their associates ceasing collectively to have an interest in the relevant percentages of the Company’s share capital, whether or not they later acquire such interest.

The Nominated Director shall be entitled to attend as an observer at every meeting of the Remuneration Committee (save where the Company has reasonable grounds for preventing such attendance) and every meeting of the Ethics Committee.

The Principal PartyGaming Shareholders shall together have the right to remove any Nominated Director appointed by them from office and upon the exercise of such right shall indemnify the Company in full against any claim arising from such removal. Unless the Principal PartyGaming Shareholders give notice that they do not wish the Nominated Director they have appointed to be nominated for re election, at the time that director is required to resign and seek re-election the Company shall ensure that the director concerned is recommended for re-election. If a Nominated Director resigns, is not re elected as a director or is removed by the Principal PartyGaming Shareholders, the Principal PartyGaming Shareholders shall have the right to nominate a replacement Nominated Director.

Provided that a Principal PartyGaming Shareholder and/or its associates holds a direct or indirect interest in:

	(i)	ten per cent. or more of the issued share capital of the Company during the period prior to Completion; or

	(ii)	six per cent. or more of the issued share capital of the Company from Completion,

where such Principal PartyGaming Shareholder and/or its associates transfers 12 per cent. or more of the issued share capital of the Company during the period prior to Completion (or six per cent. or more of the issued share capital of the Company during the period after Completion) to a person or group of persons (the ‘Transferee’), the relevant Principal PartyGaming Shareholder may assign all (but not some only) of their rights referred to above to that Transferee, provided, among other things, that the Transferee is not a material competitor of the Company and has agreed to be bound by certain provisions of the PartyGaming Relationship Agreement. The Transferee shall not have the right to subsequently assign his rights under the PartyGaming Relationship Agreement to any other person;

(b)

if any Principal PartyGaming Shareholder proposes to effect any sale, transfer or other disposal of any Existing PartyGaming Shares or, following Completion, bwin.party Shares (a ‘Disposal’), such Principal PartyGaming Shareholder undertakes to:

	(i)	provide the Company with as much notice as is reasonably practicable but in any event not less than four days’ prior notice of the proposed Disposal;

	(ii)	conduct such Disposal having such regard as is reasonable to the Company’s desire to ensure an orderly market for its shares,

provided that such restrictions shall not apply to a proposed Disposal that, when taken together with other Disposals effected in the 90 days prior to such proposed Disposal, would not reduce the holding of the relevant Principal PartyGaming Shareholder by more than 0.5 per cent. of the Company’s issued share capital;

(c)

for so long as a Principal PartyGaming Shareholder and its associates collectively have a direct or indirect interest in shares in the capital of the Company representing not less than five per cent. of the Company’s issued share capital, the Company undertakes to reasonably consider any request from such Principal PartyGaming Shareholder for assistance with any marketed offering of all or part of the shares in the capital of the Company held by such Principal PartyGaming Shareholder and/or its associates;

(d)

if any member of the Group intends to enter into or vary any contract or arrangement with any of the Principal PartyGaming Shareholders or their associates, or take such other action which the independent directors reasonably determine may give rise to a conflict or a potential conflict of interest between the Combined Group and any of the Principal PartyGaming Shareholders or their associates (a ‘Conflicted Transaction’), unless the independent directors agree otherwise, any Nominated Director appointed by the Principal PartyGaming Shareholders to which such Conflicted Transaction relates shall not be permitted to (i) vote on any resolution of the Board relating to such Conflicted Transaction; or (ii) unless the Chairman determines otherwise, receive confidential information relating to the Conflicted Transaction;

(e)

each of the Principal PartyGaming Shareholders agrees to maintain, and agrees to procure (to the extent it is reasonably able) that its associates maintain, the confidentiality of the Combined Group’s confidential information received or held by that person, and may only disclose such information in certain prescribed circumstances (including where required by law or regulation) or to certain categories of third parties (such as legal, accounting, insurance and other professional advisers) or with the prior consent of the Company;

(f)

each of the Principal PartyGaming Shareholders undertakes that they shall not, and shall procure (to the extent they are reasonably able) that each of their respective associates shall not, directly or indirectly, acquire or invest in more than:

(i)

ten per cent. in aggregate of any class of securities of any company which is involved in the business of online gaming or is otherwise in competition with any of the online gaming businesses of the Combined Group in existence as at the date of the PartyGaming Relationship Agreement; or

(ii)

three per cent. in aggregate of any securities in issue of any company, the shares of which are traded on a regulated market, in an online gaming sector comparator group which is notified by the Company to the Principal PartyGaming Shareholders from time to time, each a ‘Competing Business’.

These restrictions shall not prevent a Principal PartyGaming Shareholder (or one of its associates) from:

		(i)	being involved with a payment processing business (including software development for such a business), a role playing game services business or a ‘bricks and mortar’ gambling business; or

(ii)

acquiring or investing in a Competing Business at any time when such Principal PartyGaming Shareholder has no Nominated Director on the Board and has waived any future right to appoint a Nominated Director, or no longer holds sufficient shares in the Company to be able to make such appointment; or

		(iii)	taking a passive interest in an investment portfolio entity where such Principal PartyGaming Shareholder has no control or influence over the management of such entity.

7.3	The bwin Relationship Agreement

The Principal bwin Shareholders entered into a relationship agreement with the Company on 29 July 2010 (the ‘bwin Relationship Agreement’). The bwin Relationship Agreement will become effective upon Completion. For the purposes of the bwin Relationship Agreement, an independent director is a Director who is independent for the purposes of the Combined Code and such other person as may be determined by a majority of the other independent directors to be an independent director. The persons who, at the date of this document, are independent directors for the purposes of the bwin Relationship Agreement are Tim Bristow and Lewis Moonie. The terms of the bwin Relationship Agreement, which are in addition to the requirements imposed by the Listing Rules, include provisions to the following effect:

(a)

for so long as the Principal bwin Shareholders and their associates together have an interest in five per cent. or more of the issued share capital of the Company they shall together be entitled to nominate a suitable person for appointment to the Board one non-executive director (a ‘Nominated Director’), it being understood that the first such Nominated Director is Manfred Bodner, and, at all times while they have a Nominated Director, to receive such information concerning the Company and its business as may reasonably be requested from time to time. These rights shall terminate upon the Principal bwin Shareholders and their associates ceasing collectively to have an interest in five per cent. or more of the Company’s share capital, whether or not they later acquire such interest.

The Principal bwin Shareholders shall together have the right to remove any Nominated Director appointed by them from office and upon the exercise of such right shall indemnify the Company in full against any claim arising from such removal. Unless the Principal bwin Shareholders give notice that they do not wish the Nominated Director they have appointed to be nominated for re-election, at the time that director is required to resign and seek re election the Company shall ensure that the director concerned is recommended for re election. If a Nominated Director resigns, is not re elected as a director or is removed by the Principal bwin Shareholders, the Principal bwin Shareholders shall have the right to nominate a replacement Nominated Director.

Provided that a Principal bwin Shareholder and/or its associates holds a direct or indirect interest in six per cent. or more of the issued share capital of the Company, where such Principal bwin Shareholder and/or its associates transfers six per cent. or more of the issued share capital of the Company to a person or group of persons (the ‘Transferee’), the relevant Principal bwin Shareholder may assign all (but not some only) of their rights referred to above to that Transferee, provided, among other things, that the Transferee is not a material competitor of the Company and has agreed to be bound by certain provisions of the bwin Relationship Agreement. The Transferee shall not have the right to subsequently assign his rights under the bwin Relationship Agreement to any other person;

(b)	if any Principal bwin Shareholder proposes to effect any sale, transfer or other disposal of any bwin.party Shares (a ‘Disposal’), such Principal bwin Shareholder undertakes to:

	(i)	provide the Company with as much notice as is reasonably practicable but in any event not less than four days’ prior notice of the proposed Disposal;

	(ii)	conduct such Disposal having such regard as is reasonable to the Company’s desire to ensure an orderly market for its shares,

provided that such restrictions shall not apply to a proposed Disposal that, when taken together with other Disposals effected in the 90 days prior to such proposed Disposal, would not reduce the holding of the relevant Principal bwin Shareholder by more than 0.5 per cent. of the Company’s issued share capital;

(c)

for so long as a Principal bwin Shareholder and its associates collectively have a direct or indirect interest in shares in the capital of the Company representing not less than five per cent. of the Company’s issued share capital, the Company undertakes to reasonably consider any request from such Principal bwin Shareholder for assistance with any marketed offering of all or part of the shares in the capital of the Company held by such Principal bwin Shareholder and/or its associates;

(d)

if any member of the Group intends to enter into or vary any contract or arrangement with any of the Substantial Shareholders or their associates, or take such other action which the independent directors reasonably determine may give rise to a conflict or a potential conflict of interest between the Combined Group and any of the Principal bwin Shareholders or their associates (a ‘Conflicted Transaction’), unless the independent directors agree otherwise, any Nominated Director appointed by the Principal bwin Shareholders to which such Conflicted Transaction relates shall not be permitted to (i) vote on any resolution of the Board relating to such Conflicted Transaction; or (ii) unless the Chairman determines otherwise, receive confidential information relating to the Conflicted Transaction;

(e)

each of the Principal bwin Shareholders agrees to maintain, and agrees to procure (to the extent it is reasonably able) that its associates maintain, the confidentiality of the Combined Group’s confidential information received or held by that person, and may only disclose such information in certain prescribed circumstances (including where required by law or regulation) or to certain categories of third parties (such as legal, accounting, insurance and other professional advisers) or with the prior consent of the Company;

(f)

Androsch Privatstiftung undertakes that it shall not, and shall procure (to the extent it is reasonably able) that each of its associates shall not, directly or indirectly, acquire or invest in more than three per cent. in aggregate of any securities in issue of any company, the shares of which are traded on a regulated market, in an online gaming sector comparator group which is notified by the Company to the Principal bwin Shareholders from time to time (a ‘Competing Business’).

These restrictions shall not prevent Androsch Privatstiftung (or one of its associates) from:

		(i)	being involved with a payment processing business (including software development for such a business), a role playing game services business or a ‘bricks and mortar’ gambling business; or

(ii)

acquiring or investing in a Competing Business at any time when the Principal bwin Shareholders have no Nominated Director on the Board and have waived any future right to appoint a Nominated Director, or no longer hold sufficient shares in the Company to be able to make such appointment; or

		(iii)	taking a passive interest in an investment portfolio entity where such Androsch Privatstiftung has no control or influence over the management of such entity.

7.4	Regulatory Process Agreement

(a)

The Company entered into a regulatory process agreement (the ‘Regulatory Process Agreement’) with the Principal PartyGaming Shareholders, the Principal bwin Shareholders, bwin Interactive Entertainment AG and certain of the Company’s and bwin Interactive Entertainment AG’s directors on 29 July 2010, as amended on 22 December 2010. The Regulatory Process Agreement is stated to be a regulatory process agreement for the purposes of the Regulatory Article (as defined below), which distinguishes between those bwin.party Shareholders who have entered into a regulatory process with the Company and those who have not. A regulatory process agreement governs how its parties will deal with regulatory matters which, for holders of bwin.party Shares who have not entered into a regulatory process agreement, will be dealt with in the New Articles. As a related party transaction (as defined in the Listing Rules), the Regulatory Process Agreement will only become effective if it is approved by the Existing PartyGaming Shareholders (other than those that are party to the Regulatory Process Agreement) at the PartyGaming EGM.

	(b)	Senior Management

Under the Regulatory Process Agreement, any person who is a member of the Senior Management (as defined below) must resign (or, failing which, will have his role as a member of Senior Management terminated) if he:

		(i)	elects not to submit to any individual licensing or other form of gaming regulatory process in connection with a Qualifying Business Opportunity (as defined below); or

		(ii)	submits to any such licensing or other form of gaming regulatory process in connection with a Qualifying Business Opportunity but does not satisfy or otherwise pass the review; or

(iii)

in responding to any such licensing or other form of gaming regulatory process in connection with a Qualifying Business Opportunity, intentionally or knowingly makes a material misstatement or omission which results in the individual failing to satisfy or otherwise pass the review or which, had such material misstatement or omission been known to the relevant gaming regulatory authority at the time of such licensing or other form of gaming regulatory process, would have caused or resulted in the individual not satisfying or otherwise passing the review.

For these purposes, ‘Senior Management’ means the Directors, the Company Secretary and any other individuals fulfilling positions which would, in respect of a company operating in the State of Nevada, be required to be licensed by a gaming regulatory authority in the State of Nevada from time to time.

Qualifying Business Opportunity’ means a gaming business opportunity which cannot be implemented without completing a licensing or other gaming regulatory process which a majority of the Directors deemed to be independent under the UK Corporate Governance Code and the Chief Executive Officer or Officers for the time being of the Company consider: (a) to be in the best interests of the Company and likely to have a material positive effect on the Combined Group’s annual revenue or profits or the Company’s market capitalisation, and (b) capable of being commenced or completed (as appropriate) within 120 days of completion of the relevant regulatory process.

(c)	Principal Shareholders

The Regulatory Process Agreement also provides that, where the Company cannot implement a gaming business opportunity without completing a licensing or other gaming regulatory process, before the Company commits to such a process that will or may require actions to be taken by any of the Principal Shareholders, Norbert Teufelberger or Manfred Bodner, the Company shall, subject to the requirements of the FSA and the UK Listing Authority:

(i)

provide the Principal PartyGaming Shareholders with access to, and facilitate consultation and dialogue with, the Company’s legal and financial advisers in respect of such business opportunity for a reasonable amount of time before a formal presentation of the business opportunity is made to the Company’s Board;

(ii)

prior to a formal presentation of the business opportunity to the Company’s Board, invite the Principal PartyGaming Shareholders and Androsch Privatstiftung to a reasonably developed management presentation on the business opportunity; and

(iii)

following a formal presentation of the business opportunity to the Company’s Board, and a determination by the Company’s Board that such business opportunity is a Qualifying Business Opportunity, provide the Principal PartyGaming Shareholders and Androsch Privatstiftung with, among other things, continued access to the Company’s legal and financial advisers and details of the basis upon which the Company’s Board has determined that the business opportunity constitutes a Qualifying Business Opportunity.

Subject to the Company’s compliance with the requirements set out immediately above and certain other matters, if a licensing or other gaming regulatory process in connection with a Qualifying Business Opportunity requires any actions to be taken by any of the Principal PartyGaming Shareholders in order for the Company to engage in such Qualifying Business Opportunity, or if the relevant licensing or other gaming regulatory process cannot be concluded due to a Principal PartyGaming Shareholder’s ownership of bwin.party Shares, each Principal PartyGaming Shareholder undertakes, at its discretion, to either:

	(i)	submit to individual licensing and suitability reviews (in which case the Company will reimburse the reasonable costs of the Principal PartyGaming Shareholders in connection therewith); and/or

(ii)

enter into a transaction or series of transactions that the relevant gaming regulatory authority confirms is sufficient to enable the licensing or other gaming regulatory process to be completed successfully without further action being required of the Principal PartyGaming Shareholders (in which case the Company shall reimburse the reasonable costs of the Principal PartyGaming Shareholders up to the amount of $250,000), provided that, if such actions are not sufficient to complete the relevant licensing or other gaming regulatory process successfully, each Principal PartyGaming Shareholder shall, if not prohibited by applicable law, sell at least the minimum number of its bwin.party Shares required to satisfy the relevant regulatory requirement. The requirement to take any such action will not apply if the relevant actions are required as a result of future licensing requirements anywhere in the world that are more burdensome to the Principal PartyGaming Shareholders than the licensing requirements currently imposed by the State of Nevada. The Company has agreed to assist with any disposal of bwin.party Shares that any of the Principal PartyGaming Shareholders is required to make in these circumstances.

(d)

If the Principal PartyGaming Shareholders transfer bwin.party Shares to up to five trusts, entities or other bodies, and the relevant gaming regulatory authority confirms that this is sufficient to enable the licensing or other gaming regulatory process to be completed successfully without further action being required of the Principal PartyGaming Shareholders, or which the Company otherwise agrees is acceptable then the transferee entity or entities may elect to enter into a deed of adherence to comply with the terms of the Regulatory Process Agreement in a form reasonably satisfactory to the Company or enter into a new regulatory process agreement on equivalent terms to the Regulatory Process Agreement, in which case such deed of adherence or such new regulatory process agreement will govern how the Company and the relevant transferee entity will deal with regulatory matters which for holders of bwin.party Shares who have not entered into a regulatory process agreement with the Company will be dealt with in the New Articles.

(e)

The Regulatory Process Agreement further provides that PartyGaming Plc will seek the consent of Existing PartyGaming Shareholders at the PartyGaming EGM to amend PartyGaming Plc’s Articles to include provisions dealing with the actions which holders of the bwin.party Shares may be required to take in connection with a relevant licensing or other gaming regulatory process (the ‘Regulatory Article’). For these purposes, the Regulatory Article distinguishes between those bwin.party Shareholders who have entered into a regulatory process agreement with the Company and those who have not as follows: (a) in the case of a bwin.party Shareholder who has entered into a regulatory process agreement with the Company, the Regulatory Article provides that the actions which such bwin.party Shareholder may be required to take in respect of regulatory matters will be governed exclusively by the terms of such regulatory process agreement; (b) in the case of a bwin.party Shareholder who is not party to a regulatory process agreement, the Regulatory Article provides that the Company’s Board may require any holder of more than five per cent. of the bwin.party Shares to cooperate with, and take certain actions (including the disposal of some or all of their bwin.party Shares) that may be required by, any gaming regulatory authority in connection with business opportunities identified by the Combined Group. Those bwin.party Shareholders who are not party to the Regulatory Process Agreement may approach the Company to enter into a regulatory process agreement. The Company has committed to enter into a regulatory process agreement with any bwin.party Shareholder who owns five per cent. or more of the Company’s issued share capital and requests the Company to do so (for further information see paragraph 13.3 of Part 9 “Additional Information” of the Prospectus). The Regulatory Article also provides that it cannot be amended (whether directly or indirectly) without the consent of those parties to a regulatory process agreement who continue to hold bwin.party Shares. For a more detailed description of the proposed New Articles, see paragraph 5 of Part 9 ‘Additional Information’ of the Prospectus and is incorporated by reference into this document.

(f)

The Regulatory Process Agreement will continue in full force and effect for so long as any of the Principal Shareholders, Norbert Teufelberger or Manfred Bodner has an interest in the bwin.party Shares and will terminate in respect of any of them if it or he (as applicable) ceases to have any interest in the bwin.party Shares.

(g)

Subject to the approval of the Regulatory Process Agreement as a related part transaction at the PartyGaming EGM, PartyGaming Plc has agreed to pay the reasonable legal fees of Stinson Ridge Limited and Emerald Bay limited in relation to the Merger up to a limit of £500,000.

7.5	Irrevocable undertakings

PartyGaming Plc and bwin Interactive Entertainment AG have received irrevocable undertakings to vote in favour of the Merger from Emerald Bay Limited, Stinson Ridge Limited, Jim Ryan and Martin

Weigold who together hold 117,490,777 Existing PartyGaming Shares representing in aggregate approximately 28.5 per cent. of PartyGaming Plc’s existing issued share capital. PartyGaming Plc and bwin Interactive Entertainment AG have also received irrevocable undertakings to vote in favour of the Merger from New Media Gaming and Holding Limited, Androsch Privatstiftung, Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi, who together hold 5,746,188 Existing bwin Shares representing in aggregate 15.9 per cent. of bwin Interactive Entertainment AG’s existing issued share capital.

Other than the commitment to vote in favour of the Merger, the irrevocable undertakings referred to above contain the key provisions set out below.

(a)	The Stinson Irrevocable and the Emerald Irrevocable

Under the Stinson Irrevocable and the Emerald Irrevocable, each of Stinson Ridge Limited and Emerald Bay Limited (as applicable) is permitted to dispose of any interest in any Existing PartyGaming Shares that it holds or acquires, provided that this occurs:

	(i)	on the London Stock Exchange where it is unaware of the identity of the counterparty or, if it is so aware, to an unconnected person;

(ii)

on arm’s length terms to an unconnected person in an off market transaction, provided that it may only dispose of an interest of four per cent. or more of PartyGaming Plc’s issued share capital to an unconnected person (or persons known to be acting in concert with it) if such person (and its concert parties, if relevant) has first entered into a substantially equivalent irrevocable undertaking (excluding the ability to dispose of interests in Existing PartyGaming Shares);

	(iii)	to a connected person who has entered into a substantially equivalent irrevocable undertaking; or

(iv)

on terms pursuant to which the acquirer of such interest enters into a substantially equivalent irrevocable undertaking (excluding the ability to dispose of interests in the Existing PartyGaming Shares).

The Stinson Irrevocable and the Emerald Irrevocable will lapse in the following circumstances, among others:

	(i)	if either the PartyGaming Relationship Agreement or the Regulatory Process Agreement is not approved by the Existing PartyGaming Shareholders at the PartyGaming EGM;

	(ii)	if it becomes apparent in the reasonable opinion of the parties that the Effective Date will not occur until after 29 July 2011;

	(iii)	if the Merger Implementation Agreement terminates in accordance with its terms;

	(iv)	if either PartyGaming Plc or bwin Interactive Entertainment AG announces that it does not intend to proceed with the Merger;

	(v)	if there is a change to the terms and conditions of the Merger or otherwise to the Merger documentation that is material to Existing PartyGaming Shareholders as a whole;

(vi)

if PartyGaming Plc has determined, acting reasonably, that it will be unable to comply in all material respects with the terms of the PartyGaming Relationship Agreement or the Regulatory Process Agreement;

(vii)

if either PartyGaming Plc or bwin Interactive Entertainment AG is in material breach of any of the written undertakings provided by it in connection with the Merger and such breach is not cured or waived within a reasonable period of time; or

	(viii)	in relation to Existing PartyGaming Shares that are sold or transferred in accordance with the terms of the Stinson Irrevocable or the Emerald Irrevocable (as applicable).

(b)	The JR Irrevocable and the MW Irrevocable

Until the JR Irrevocable and the MW Irrevocable terminate in accordance with their terms, each of JR and MW (as applicable) is prohibited from disposing of any interest in any Existing PartyGaming Shares that he holds or acquires.

Each of the JR Irrevocable and MW Irrevocable will lapse in the following circumstances, among others:

	(i)	if the Merger Implementation Agreement terminates in accordance with its terms; or

	(ii)	if either PartyGaming Plc or bwin Interactive Entertainment AG announces that it does not intend to proceed with the Merger.

(c)	The Androsch Irrevocable

Under the terms of the Androsch Irrevocable, each of Androsch Privatstiftung and Dr. Hannes Androsch is permitted to dispose of any interest in any Existing bwin Shares that it or he (as applicable) holds or acquires, provided that this occurs:

	(i)	on the Vienna Stock Exchange where it or he (as applicable) is actually unaware of the identity of the counterparty or, if so aware, to an unconnected person;

(ii)

on arm’s length terms to an unconnected person in an off market transaction, provided that it or he (as applicable) may only dispose of an interest of four per cent. or more of bwin Interactive Entertainment AG’s issued share capital to an unconnected person (or persons known to be acting in concert with it) if such person (and its concert parties, if relevant) has first entered into a substantially equivalent irrevocable undertaking (excluding the ability to dispose of interests in Existing bwin Shares);

	(iii)	to a connected person who has entered into a substantially equivalent irrevocable undertaking; or

	(iv)	on terms pursuant to which the acquirer of such interest enters into a substantially equivalent irrevocable undertaking (excluding the ability to dispose of interests in the Existing bwin Shares).

The Androsch Irrevocable will lapse in the following circumstances, among others:

	(i)	if it becomes apparent in the reasonable opinion of the parties that the Effective Date will not occur until after 29 July 2011;

	(ii)	if the Merger Implementation Agreement terminates in accordance with its terms;

	(iii)	if either PartyGaming Plc or bwin Interactive Entertainment AG announces that it does not intend to proceed with the Merger;

	(iv)	if there is a change to the terms and conditions of the Merger or otherwise to the Merger documentation that is material to Existing bwin Shareholders as a whole;

(v)

if PartyGaming Plc has determined, acting reasonably, that it will be unable to comply in all material respects with the terms of the bwin Relationship Agreement or the Regulatory Process Agreement; or

	(vi)	in relation to Existing bwin Shares that are sold or transferred in accordance with the terms of the Androsch Irrevocable.

	(d)	The New Media Irrevocable

Under the terms of the New Media Irrevocable, New Media Gaming and Holding is prohibited from:

(i)

prior to Completion, disposing of any interest in any Existing bwin Shares that it holds or acquires, except that it is permitted to sell up to 600,000 Existing bwin Shares attributable to Manfred Bodner;

		(ii)	from Completion until 31 December 2011, disposing of the number of New Shares which are issued to it on Completion in respect of 400,000 Existing bwin Shares attributable to Norbert Teufelberger.

The New Media Irrevocable will lapse in the following circumstances, among others:

		(i)	if the Merger Implementation Agreement terminates in accordance with its terms;

		(ii)	if either PartyGaming Plc or bwin Interactive Entertainment AG announces that it does not intend to proceed with the Merger; or

		(iii)	in relation to Existing bwin Shares that are sold or transferred in accordance with the terms of the New Media Irrevocable.

	(e)	The Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi Irrevocable

Under the terms of the Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi Irrevocable, Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi are permitted to dispose of any interest in Existing bwin Shares, provided that Completion does not occur on or before 31 March 2011.

The Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi Irrevocable will lapse in the following circumstances, among others:

		(i)	if the Merger Implementation Agreement terminates in accordance with its terms;

(ii)

if on any date prior to the date on which the draft merger plan is first filed with the Gibraltar Companies Registrar or the Austrian Commercial Registry, a person other than bwin or a person acting in concert with bwin announces a firm intention to make an offer to acquire all the equity share capital of bwin Interactive Entertainment AG, provided that the value of the consideration offered by such person represents a premium of at least 10 per cent. over the closing price of Existing bwin Shares on the last day of trading before such firm intention to make an offer was announced; and

		(iii)	in all circumstances, on 29 July 2011.

7.6	The Depositary Agreement is summarised in paragraph 3 of Part 8 ‘Depositary Interests’ of the prospectus and is incorporated by reference into this document.

7.7	PartyGaming credit facility

Pursuant to an agreement dated 18 December 2009 (the ‘Secured Facility Agreement’), Cashcade and certain of its subsidiaries and associated companies (together the ‘Borrowing Parties’) entered into a term loan facility (the ‘Facility’) with Cashcade as borrower (the ‘Borrower’), The Royal Bank of Scotland plc as lead arranger (the ‘Arranger’), The Royal Bank of Scotland plc as agent (the ‘Agent’), The Royal Bank of Scotland plc as lender (the ‘Lender’) and The Royal Bank of Scotland plc as security trustee (the ‘Trustee’). The Secured Facility Agreement has been constructed in accordance with the current form of term facility agreement recommended by the Loan Market Association. The Facility is guaranteed by the Borrowing Parties and the Company, is secured and includes provisions to the following effect:

(a)	General

The Facility is available up to an amount of £35 million and is to be used for making a loan to Cashcade’s immediate parent company. The Borrower has drawn down £35 million. The final maturity date of the Facility is 18 December 2012. The Facility may not be extended.

(b)	Interest rates and fees

Outstanding sums under the Facility bear interest at LIBOR plus a margin determined by the ratio of the Borrowing Parties’ consolidated total net debt to consolidated EBITDA on the following scale:

• less than or equal to 2.0:1 and greater than 1.5:1 4.25 per cent.

• less than or equal to 1.5:1 and greater than 1.0:1 3.75 per cent.

• less than or equal to 1.0:1 3.25 per cent.

Interest is payable every six months. An arrangement fee of £875,000 was paid by Cashcade in respect of the Facility.

(c)	Security

Debentures dated 18 December 2009 have been executed by each of the Borrowing Parties creating fixed charges, assignments and a floating charge over the assets of each Borrowing Party in favour of the Trustee in respect of each Borrowing Parties’ obligations under the Facility.

(d)	Prepayments

Advances under the Facility must be prepaid if at any time it is or will become unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated under the Facility. The Lender may also require repayment of any advances under the Facility in the event there is a change of control of the Company or the Company ceases to control 100 per cent. of Cashcade. The Merger does not constitute a change of control under the Facility.

The Borrower may voluntarily cancel the whole of any part of the Facility (by a minimum amount of £100,000) by giving the requisite notice and prepaying the amount to be cancelled under the Facility. No penalty or premium is payable for voluntary prepayment.

(e)	Repayment

Under the terms of the Facility the Borrower will repay £7,500,000 in 2011 (£1,875,000 at the end of each calendar quarter), £6,000,000 in the period from 1 January 2012 to 30 September 2012 (£2,000,000 at the end of each calendar quarter) and the remaining balance of £21,500,000 on 18 December 2012.

(f)	Covenants

The Facility contains certain customary negative covenants that restrict the obligors and, in certain cases, their subsidiaries (subject to certain agreed exceptions and materiality carve outs) from, amongst other things: (i) creating security; (ii) disposing assets; (iii) mergers; (iv) substantially changing the general nature of their business; (v) incurring additional debt; (vi) making third party and intra group loans and guarantees; (vii) certain types of acquisitions; and (viii) speculative treasury transactions.

In addition the Facility requires the Borrowing Parties to maintain specified financial ratios: (i) for the ratio of the Borrowing Parties’ consolidated net debt not to exceed consolidated EBITDA by 2:1; (ii) for the ratio of cash flow to net debt service to exceed 3.5:1 for the four quarters to 31 December 2010, reducing to 2:1 for the quarter ending 31 March 2011, to 1.5:1 for the quarter ending 30 June 2011, to 1.25:1 for the quarter ending 30 September 2011 and to 1.1:1 for the five quarters to the end of the Facility term. Cash flow is defined as EBITDA less capital expenditure, tax and dividends. Net debt services is defined as interest payable plus principal repayments under the Facility and other financial indebtedness.

The Facility also requires the Borrowing Parties to observe certain customary covenants, subject to certain exceptions and materiality carve outs, including, but not limited to, covenants relating to: (i) compliance with laws; (ii) maintenance of authorisations and consents; (iii) pari passu ranking of obligations; (iv) insurance; (v) maintenance of material intellectual property rights; and (vi) joint ventures.

	(g)	Events of Default

The Facility contains certain customary events of default (subject to agreed exceptions and grace periods), the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments, including: (i) non payment of amounts due under the Facility; (ii) failure to comply with the financial covenants (described above); (iii) failure to comply with other obligations; (iv) misrepresentation; (v) cross default; (vi) insolvency; (vii) ownership of the Borrowing Parties; (viii) creditors’ process (ix) unlawfulness; (x) repudiation; (xi) transaction security; (xii) material adverse change; and (xiii) audit qualification.

7.8	€34 Million Standby Term Loan with Deutsche Bank

Pursuant to Austrian legislation, bwin and PartyGaming are required to provide security for the Cash Compensation requested by bwin Shareholders who vote against the Merger, which in theory, could amount to up to €212 million. Therefore, with a view to securing such collateral and securing payment of the Cash Compensation, Electraworks Limited, a subsidiary of PartyGaming Plc, as borrower, PartyGaming Plc and certain of its subsidiaries, as guarantors, and Deutsche Bank, as arranger and lender, entered into a €34 million term loan on 23 December 2010 (the ‘Standby Term Loan’). Under the Standby Term Loan, the lender has agreed to lend €34 million to PartyGaming Plc. The Standby Term Loan will be available for drawdown during a period until 23 March 2011. Electraworks Limited may draw down under the Standby Term Loan only if, and only in an amount, needed to fund any Cash Compensation requested by bwin Shareholders who vote against the Merger. The total amount available under the Standby Term Loan will be reduced and cancelled to the extent that PartyGaming Plc’s available cash is greater than €125 million. For further information regarding Cash Compensation in connection with the Merger, see paragraph 2 ‘Description of the Mergers’ of Part I of this document.

The Standby Term Loan has a final maturity date of 23 December 2012, unless otherwise mandatorily prepaid out of the proceeds of any disposals and debt or equity financing incurred, issued or guaranteed by PartyGaming at any time during the life of the facility. Interest on the Standby Term Loan will accrue at the applicable EURIBOR plus the Mandatory Liquid Asset Costs (as defined in the Standby Credit Facility) plus 3.50 per cent. per annum to be repaid in full on the final maturity date. All material subsidiaries of Partygaming Plc are required to guarantee the Standby Term Loan prior to any drawdown. A commitment fee of 0.5 per cent. per annum is payable until the Standby Term Loan is drawn down. An arrangement fee of €170,000 will be paid by Electraworks Limited on 24 December 2012 in respect of the Standby Term Loan. Further arrangement fees of up to £510,000 are payable if the Standby Term Loan is drawn. Duration of fees of up to 3 per cent of any outstanding amount will apply if the Standby Term Loan is drawn and dependent on when it is repaid.

Drawdowns under the Standby Term Loan are subject to certain conditions precedent customary for a facility of this nature.

The Standby Term Loan contains customary covenants, undertakings and events of default. The financial ratios include a Net Debt to Consolidated Group EBITDA ratio of no more than 2:1 and a Free Cash Flow to Debt Service ratio of greater than 2:1, with these ratios calculated as set forth in the Standby Term Loan. Other covenants include, among other things, restrictions on incurring further financial indebtedness, restrictions on granting additional security, loans and guarantees and restrictions on acquisitions and disposals.

7.9	Non Prosecution Agreement

Consistent with PartyGaming’s stated strategy of removing any legacy issues relating to PartyGaming’s acceptance of customers located in the United States prior to the enactment of the UIGEA, PartyGaming Plc entered into the NPA with the USAO on 6 April 2009. Under the NPA, the USAO agreed not to prosecute PartyGaming for providing internet gaming services to customers in the United States prior to the enactment of the UIGEA. The NPA included a commitment by PartyGaming Plc to pay $105.0 million in semi annual instalments over a 42 month period ending 30 September 2012. As of 30 September 2010, a total of $45.0 million of the settlement had been paid.

See ‘Risk Factors – Risks relating to the regulation of online gambling: The regulation and legality of online gaming varies from jurisdiction, is subject to uncertainties in many jurisdictions and approaches to enforcement vary from jurisdiction to jurisdiction.’

7.10	Cashcade acquisition

On 23 July 2009, PartyGaming Plc announced the acquisition of 100 per cent. of the issued and to be issued share capital of Cashcade for cash consideration of £71.9 million with deferred consideration of up to £24.0 million being payable under the acquisition agreement. The acquisition was made on a debt free/cash free basis, and PartyGaming Plc funded the acquisition from its existing cash resources. Pursuant to the acquisition agreement, deferred consideration of up to £24.0 million in cash is payable to the former Cashcade shareholders. In March 2010, PartyGaming Plc paid the former Cashcade shareholders the first contingent consideration payment in the amount of £7.6 million. A further £9.0 million will become payable in March 2011 if the EBITDA of Cashcade in 2010 equals or exceeds £19.0 million. Failure to meet the £19.0 million target will result in a downwards adjustment in the amount payable on a straight line basis with no payment being made if Cashcade’s EBITDA in 2010 is equal to or less than £15.0 million.

bwin Interactive Entertainment AG

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by bwin Interactive Entertainment AG or another member of bwin: (i) within the two years immediately preceding the date of this document which are, or may be, material to bwin Interactive Entertainment AG or another member of bwin, and (ii) at any other time and contain provisions under which bwin Interactive Entertainment AG or any member of bwin has an obligation or entitlement which is, or may be, material to bwin Interactive Entertainment AG or any member of bwin as at the date of this document:

	•	The Merger Implementation Agreement summarised above in this Part VII.

	•	The Regulatory Process Agreement summarised above in this Part VII

	•	The bwin Relationship Agreement summarised above in this Part VII.

	•	The irrevocable undertakings summarised above in this Part VII.

	•	Settlement Agreement – Ongame e solutions AB

On 15 December 2005, bwin Interactive Entertainment AG entered into a share purchase agreement (the ‘Ongame AB SPA’) for the acquisition of all the issued shares of Ongame e solutions AB (‘Ongame AB’). The consideration paid for theses shares was calculated using a contractually agreed multiple of 5.37 of Ongame’s net revenues in 2005, less customer bonuses of €95.5 million, and amounted to €512.7 million. Of the total purchase price, €230.7 million was paid in cash and the remainder of €205.1 million was paid through the issue of bwin Interactive Entertainment AG shares. A further contingent amount of €76.1 million was payable to the sellers of Ongame AB (the ‘Ongame

Sellers’) subject to the fulfilment of certain financial criteria in respect of the financial year 2006 and was to have become due at the end of first quarter of 2009.

As a result of the introduction of the UIGEA on October 13 2006, bwin ceased its real money activities in the US market, which resulted in bwin recognising impairment charges related to its acquisition of Ongame AB in the amount of €372.4 million in 2006.

On 8 November 2007, bwin Interactive Entertainment AG entered into a settlement agreement with the Ongame Sellers and certain former shareholders of Ongame AB. Pursuant to this settlement agreement, all of the parties fully and finally settled all outstanding claims under the Ongame AB SPA and related documents. The settlement agreement provides that if bwin re enters the US market, bwin Interactive Entertainment AG will pay the Ongame Sellers 28.89 per cent. of the annual net revenues generated in the United States for a period of five years from the date of the re entry. This payment obligation applies if bwin re enter the US market either (i) by itself or (ii) pursuant to any type cooperation agreement with third parties (including, but not limited to, a joint venture, partnership agreement, a franchise model or a licensing arrangement) under which bwin’s agreed share of the profit under such cooperation agreement is 75 per cent. or more of the total profit derived from the cooperation. However, the Ongame Sellers are not entitled to receive any share of net revenues if bwin’s re entry is made using a different business model than bwin’s B2C or B2B online gaming platform business model that Ongame AB (via its subsidiary Safepay Internacional Srl) used in the US market prior to the introduction of the UIGEA. The total share of the net revenues or profit payable to the Ongame Sellers under the settlement agreement may not exceed €79.9 million. This payment obligation will expire on 31 December 2020.

7.11	Gioco Digitale acquisition

On 12 September 2009, bwin Interactive Entertainment AG entered into purchase contracts for the acquisition of 100 per cent. of shares in Gioco Digitale group (comprising Gioco Digitale S.p.A. – now bwin European Holdings S.p.A – and its 100 per cent. subsidiary Gioco Digitale Italia S.r.l.). Upon meeting the condition precedent as stated in the purchase agreement (approval by the bwin Interactive Entertainment AG supervisory board), the acquisition date in accordance with IFRS 3 was 6 October 2009.

The total consideration paid was €106.7 million, of which an amount of €26.7 million was paid in cash and an amount of €55.2 million was settled by the issue of 2,300,000 bwin shares (at a contractually agreed issue price of €24.00 per share). An amount of €20.0 million became due after approval of the annual financial statements for the year 2009 of Gioco Digitale S.p.A. and an amount of €5.0 million becomes due upon meeting certain financial criteria in the second quarter of 2011.

Incidental costs connected with the acquisition amounted to €3.4 million. For the purpose of initial consolidation, the stock exchange price at the date control over Gioco Digitale was obtained, of €31.00 was applied. Therefore the total acquisition costs were €126.4 million.

7.12	bwin.party digital entertainment plc

Pro forma regulatory process agreement

Paragraph 5(b) ‘Regulation of gaming activities’ of Part 9 of the Prospectus describes, among other things, the circumstances in which the Company will commit under the New Articles to enter into a regulatory process agreement with a Substantial Shareholder which requests the Company to do so (a ‘Regulatory Process Shareholder’). The Company has prepared a pro forma regulatory process agreement which it will enter into in these circumstances and which, to the extent it relates to matters described in paragraph 5(b) ‘Regulation of gaming activities’ of Part 9 of the Prospectus, is on substantially the same terms as the Regulatory Process Agreement, the terms of which are described more detail in paragraph 7.4 above.

Similarly to the Regulatory Process Agreement, the pro forma regulatory process agreement governs how its parties will deal with regulatory matters which for holders of bwin.party Shares generally will be dealt with in the New Articles. If any Regulatory Process Shareholder is a related party (as defined in the Listing Rules), the regulatory process agreement it enters into with the Company will only become effective if it is approved by bwin.party Shareholders (other than those that are party to such regulatory process agreement).

A summary of the terms of the pro forma regulatory process agreement is set out below.

(a)

Where the Company cannot implement a gaming business opportunity without completing a licensing or other gaming regulatory process, before the Company commits to such a process that will or may require actions to be taken by the Regulatory Process Shareholder, the Company shall, subject to the requirements of the FSA and the UK Listing Authority:

(i)

provide the Regulatory Process Shareholder with access to, and facilitate consultation and dialogue with, the Company’s legal and financial advisers in respect of such business opportunity for a reasonable amount of time before a formal presentation of the business opportunity is made to the Company’s Board;

(ii)

prior to a formal presentation of the business opportunity to the Company’s Board, invite the Regulatory Process Shareholder to a reasonably developed management presentation on the business opportunity; and

(iii)

following a formal presentation of the business opportunity to the Company’s Board, and a determination by the Company’s Board that such business opportunity is a Qualifying Business Opportunity, provide the Regulatory Process Shareholder with, among other things, continued access to the Company’s legal and financial advisers and details of the basis upon which the Company’s Board has determined that the business opportunity constitutes a Qualifying Business Opportunity.

Subject to the Company’s compliance with the requirements set out immediately above and certain other matters, if a licensing or other gaming regulatory process in connection with a Qualifying Business Opportunity requires any actions to be taken by the Regulatory Process Shareholder in order for the Company to engage in such Qualifying Business Opportunity, or if the relevant licensing or other gaming regulatory process cannot be concluded due to the Regulatory Process Shareholder’s ownership of bwin.party Shares, the Regulatory Process Shareholder undertakes, at its discretion, to either:

	(i)	submit to individual licensing and suitability reviews (in which case the Company will reimburse the reasonable costs of the Regulatory Process Shareholder in connection therewith); and/or

(ii)

enter into a transaction or series of transactions that the relevant gaming regulatory authority confirms is sufficient to enable the licensing or other gaming regulatory process to be completed successfully without further action being required of the Regulatory Process Shareholder (in which case the Company shall reimburse the reasonable costs of the Regulatory Process Shareholder up to the amount of $250,000), provided that, if such actions are not sufficient to complete the relevant licensing or other gaming regulatory process successfully, each Regulatory Process Shareholder shall, if not prohibited by applicable law, sell at least the minimum number of its bwin.party Shares required to satisfy the relevant regulatory requirement. The requirement to sell bwin.party Shares will not apply if the relevant actions are required as a result of future licensing requirements anywhere in the world that are more burdensome to the Regulatory Process Shareholder than the licensing requirements currently imposed by the State of Nevada. The Company will assist with any disposal of bwin.party Shares that the Regulatory Process Shareholder is required to make in these circumstances.

(b)	If the Regulatory Process Shareholder transfers bwin.party Shares into up to five trusts, entities or other bodies, and the relevant gaming regulatory authority confirms that this is sufficient to enable the licensing or other gaming regulatory process to be completed successfully without further action being required of the Regulatory Process Shareholder, then if the transferee entity enters into a new regulatory process agreement on equivalent terms to the pro forma regulatory process agreement, such new regulatory process agreement will govern how the Company and the relevant transferee entity will deal with regulatory matters which for holders of bwin.party Shares generally will be dealt with in the New Articles.

(c)

The pro forma regulatory process agreement provides that it will continue in full force and effect for so long as the Regulatory Process Shareholder has an interest in the bwin.party Shares and will terminate if such Regulatory Process Shareholder ceases to have any interest in bwin.party Shares. Its entry into force is also subject to certain conditions to prevent abuse of process.

8.	Related party transactions

PartyGaming Plc

Save as described in PartyGaming’s audited consolidated financial information for the three years ended 31 December 2007, 2008 and 2009 (as set out in Note 25 ‘Related parties’ in Section B of Part 10 ‘PartyGaming Financial Information’ in the Prospectus which is incorporated by reference into this document) and its unaudited consolidated financial information the six months ended 30 June 2010 (as incorporated by reference into the Prospectus as described in Part 12 ‘Documents Incorporated by References’ and as described in paragraph 7 of this Part VII, there are no related party transactions between PartyGaming Plc or members of PartyGaming that were entered into during the financial years ended 31 December 2007, 2008 and 2009 and during the period between 1 January 2010 and 17 December 2010.

bwin Interactive Entertainment AG

Save as described in bwin Interactive Entertainment AG’s audited consolidated financial information for the three years ended 31 December 2007, 2008 and 2009 and its audited consolidated financial information for the nine months ended 30 September 2010 (in each case, as set out in in Section B of Part 11 ‘bwin Financial Information’, as described in the Prospectus which is incorporated into this document) and as described in paragraph 7 of this Part VII or below, there are no related party transactions between bwin Interactive Entertainment AG or members of bwin that were entered into during the financial years ended 31 December 2007, 2008 and 2009 and during the period between 1 January 2010 and 17 December 2010.

9.	Litigation

PartyGaming Plc

Save as described below in relation to pending proceedings directly involving PartyGaming and the other CJEU jurisprudence described in ‘The case law of the CJEU most relevant to the activities of the Combined Group’ in Part 4 ‘Regulatory, Fiscal and Corporate Matters’ of the Prospectus which is incorporated by reference into this document, there are no governmental, legal or arbitration proceedings (including such proceedings which are pending or threatened of which the Company is aware) during the 12 months preceding the date of this document, which may have, or have had a significant effect on the Company and/or its group’s financial position or profitability and, upon Completion, the Company and/or the Combined Group’s financial condition or profitability.

PartyGaming has been named as a defendant in litigation in Kentucky. The Justice and Public Safety Cabinet of the Commonwealth of Kentucky has filed a civil suit against PartyGaming Plc and other defendants in Franklin Circuit Court, a state court in Kentucky. The suit, which was filed by private attorneys reportedly engaged on a contingency fee basis, seeks damages of $47 million including treble recovery of losses allegedly suffered by Kentucky residents who played on PartyGaming’s websites between 5 August 2005 and PartyGaming’s termination of US facing activity on 13 October 2006, along with interest and costs. The Company believes the suit to be without merit and intends to litigate the matter vigorously.

bwin Interactive Entertainment AG

9.1	Overview

Save as described below in relation to pending proceedings directly involving bwin and the other CJEU jurisprudence described in ‘The case law of the CJEU most relevant to the activities of the Combined Group’ in Part 4 ‘Regulatory, Fiscal and Corporate Matters’ of the Prospectus which is incorporated by reference into this document, there are no governmental, legal or arbitration proceedings (including such proceedings which are pending or threatened of which the Directors are aware) during the 12 months preceding the date of this document, which may have, or have had a significant effect on bwin Interactive Entertainment AG and/or bwin’s financial position or profitability and, upon Completion, the Company and/or the Combined Group’s financial condition or profitability.

9.2	Austria

In recent years, a number of parties have filed complaints with public prosecutors in Austria alleging that bwin’s offering of casino and other products (other than sports-betting) to Austrian residents is violating Austrian gambling laws (namely section 168 of the Criminal Code and section 52 of the Act on Games of Chance) and requested that criminal proceedings be initiated. On the basis of criminal charges of October 2006 alleging that bwin was violating Austrian gambling, tax and money laundering laws, an investigation was initiated against bwin Interactive Entertainment AG’s management board of directors and its then authorised representatives. By notification of 11 August 2010, bwin was informed that the tax fraud and money laundering charges had been dropped for want of justification for a public indictment. The investigation is now being continued with regard to the alleged violation of Austrian gambling laws. The maximum potential penalties are a fine (the quantum of which depends on the economic means of the defendant as determined by the court and cannot be quantified at this stage) and/or a custodial sentence of up to six months. Given that the quantum of any potential fine is unknown and that no specific amount has been claimed, the potential liability of the individuals involved cannot be quantified.

From January 2007 until June 2010, bwin was subject to a VAT audit by the Austrian tax authorities covering the tax years 2002 through 2004. The primary focus of the audit was the relationship between bwin Interactive Entertainment AG as the parent company and its subsidiary companies. As a result of this audit, the tax authorities issued a tax assessment notice to bwin Interactive Entertainment AG, dated 25 June 2010, demanding payment of VAT arrears in the aggregate amount of €6.4 million in relation to tax years 2002 through 2004. The tax authorities are claiming that as a result of bwin Interactive Entertainment AG using its data processing centres in Austria to host the webpage of its wholly owned subsidiary in Gibraltar, bwin International Ltd., the Gibraltar subsidiary is deemed to have a permanent establishment in Austria for VAT purposes (although not for any other purpose), thereby giving rise to Austrian VAT liability.

bwin has appealed against the notice to the Independent Finance Senate Vienna. bwin is claiming, inter alia, that data processing services cannot be qualified as a permanent establishment for VAT purposes because the data processing centres do not possess the characteristics of permanent establishments in relation to bwin’s subsidiary in Gibraltar as set forth by the CJEU. bwin expects the Independent Finance Senate Vienna to render its decision during the course of 2011.

As bwin believes that it will ultimately prevail in its appeal against the assessment notice, bwin has not recognised the contested VAT arrears in its consolidated financial statements included in this document. However, should the tax assessment notice be upheld by the Austrian court of appeal or supreme court, bwin could be subject to VAT arrears for not only the tax years 2002 to 2004 but for tax years subsequent to 2005. The total tax liability in theory could amount to a total of €130 million for tax periods from 2002 to June 2010. This tax liability, if upheld, would have a significant negative impact on the Combined Group’s financial position and profitability.

9.3	France

In May and December 2005, two criminal complaints were filed against online gaming operators (including bwin) by the former French monopoly operators Française des Jeux (‘FDJ’) and Pari Mutuel Urbain (‘PMU’) respectively. As a consequence of these charges, Manfred Bodner and Norbert Teufelberger, both members of bwin Interactive Entertainment AG’s Management Board, were arrested in Monte Carlo on 15 September 2006 and taken into custody for four days of questioning on the subject of alleged infringement of French gambling laws.

To date, the investigating judge has held several hearings and Mr. Bodner and Mr. Teufelberger have filed a number of applications to have the charges dismissed or, alternatively, the case referred to the CJEU for a preliminary ruling on threshold questions of EU law. All such requests have thus far been rejected by the investigating judge, as have requests to have the status of Mr. Bodner and Mr. Teufelberger converted from ‘indicted person’ to ‘assisted witness’. In contrast, Frank Mahon and David Pittel, both Managing Directors of bwin Interactive Entertainment AG’s licensed subsidiary bwin International Ltd in Gibraltar, have been treated as ‘assisted witness’ throughout the proceedings.

By notice of 27 August 2010, the investigating judge announced that she intends to close the investigative proceedings. This notification triggers a three month period within which any additional submissions and/or applications must be made. Given that analogous criminal proceedings against a board member of one of bwin’s competitor operators are likely to go to trial, it may be considered likely that the investigating judge will choose to take the case against Mr. Bodner and Mr. Teufelberger to trial. The maximum potential penalties are a fine of €90,000 each and/or a three year maximum custodial sentence.

The Directors do not believe that there are any travel restrictions applicable to Mr. Bodner or Mr. Teufelberger as a consequence of the above proceedings. However, if the existence of criminal investigations were to constitute an impediment in any future licensing or other form of gaming regulatory process in connection with business opportunities available to the Combined Group, Mr. Bodner and Mr. Teufelberger could be required to resign as directors pursuant to the Regulatory Process Agreement.

Following the recent opening of the French online gambling market, a subsidiary of bwin has been granted a sports betting and poker licence in France. The criminal proceedings are not expected to have any material impact on the Combined Group’s business in France.

9.4	Germany

Civil proceedings involving bwin, bwin International, bwin e.K. or any of its directors

(a)

On 1 September 2004, Westdeutsche Lotterie GmbH and Co. OHG (General Partnership; ‘Westlotto’, monopoly operator of State of North Rhine Westphalia) filed proceedings against bwin International Ltd and its former director, Simon Bold, at the District Court of Cologne requesting that bwin International Ltd and Simon Bold be ordered to refrain from offering and/or advertising sports bets in Germany without an official permit. In addition, Westlotto sought damages and discovery in connection with alleged loss of profits resulting from bwin International’s allegedly unlawful conduct in the territory of North Rhine Westphalia from 9 August 2004, and in respect of any future damages arising from such activities. Westlotto claims that bwin International Ltd. does not have a valid German licence for online gaming activities.

The District Court of Cologne and the Appellate Court upheld Westlotto’s claim in its entirety. The decision was challenged by bwin. The Federal Supreme Court, in its decision of 18 November 2010, granted bwin’s appeal, confirmed bwin’s legal arguments and rejected Westlotto’s claim with regard to bwin’s gaming offering.

(b) On 29 June 2006, the Free State of Bavaria initiated legal proceedings against bwin Interactive Entertainment AG, Norbert Teufelberger, Manfred Bodner, Marlon van der Goes (all three then members of bwin Interactive Entertainment AG’s Management Board) and Dr. Pfennigwerth regarding the legality of bwin e.K.’s nationwide activities in Germany. The Free State of Bavaria sought from the District Court of Munich a prohibition on bwin e.K.’s activities in Germany, along with an award of damages and an order requiring the production of accounts. Both the District Court and the Appellate Court rejected the claim in its entirety. The Free State of Bavaria has subsequently filed an appeal before the Federal Supreme Court. The oral hearing has been scheduled for 17 March 2011. As this is a civil claim primarily for a cease and desist order rather than damages, this claim is not quantifiable.

In the opinion of the Directors, it is usual practice in unfair competition lawsuits of this type also to sue the directors of the defendant company. As such, the Directors do not consider the fact that proceedings have also been brought against Mr. Teufelberger and Mr. Bodner is significant, as the action is primarily directed against bwin Interactive Entertainment AG and Dr. Pfennigwerth.

(c)

On 10 October 2006, the Lotterie Treuhandgesellschaft mbH Hessen (‘Lotto Hessen’, the monopoly operator for the State of Hesse) initiated legal proceedings against, bwin International Ltd, Frank Mahon (managing director of bwin International Ltd) and Dr. Pfennigwerth and sought from the District Court Wiesbaden an order prohibiting bwin e.K.’s activities in Hesse, along with an award of damages and an order requiring the production of accounts. While the District Court Wiesbaden rejected the claim in its entirety and confirmed the validity of the German and the Gibraltar licences, the Appellate Court granted Lotto Hessen’s appeal and ordered bwin to stop offering its sports betting products within the State of Hesse. bwin challenged the decision and filed an appeal with the Federal Supreme Court on 12 October 2009. The oral hearing has been scheduled for 17 March 2011. As this is a civil claim primarily for a cease and desist order rather than damages, this claim is not quantifiable.

Regardless of the fact that the judgment is not yet final, Lotto Hessen requested that the Court in Wiesbaden impose penalties against bwin International Ltd and Frank Mahon for non compliance with the judgment ordering bwin International Ltd to cease taking bets from customers in Hesse.

(d)

On 10 October 2006, the Bremer Toto – und Lotto GmbH (‘Lotto Bremen’, the monopoly operator for the State of Bremen) initiated legal proceedings against bwin International Ltd, Simon Bold (then managing director of bwin International Ltd) and Dr. Pfeningworth, in connection with the legality of bwin e.K.’s nationwide activities in Germany. Lotto Bremen sought an order from the District Court Bremen prohibiting bwin e.K.’s activities in Germany, along with an award of damages and an order requiring the production of accounts. The District Court Bremen and the Appellate Court granted the claim in its entirety and held that the German licence would not entitle bwin e.K. to offer online sports betting in Germany. On 9 February 2010, bwin filed an appeal with the Federal Supreme Court. The oral hearing has been scheduled for 17 March 2011. As this is a civil claim primarily for a cease and desist order rather than damages, this claim is not quantifiable.

(e)

On 2 March 2010, upon application of a Mr. Holtmann (a slot machine shop owner in Germany), the District Court Duisburg issued a preliminary injunction against bwin International Ltd’s offering of gambling services to German residents under bwin.com and bwin.de. No further action has since been taken by Mr. Holtmann. bwin International Ltd intends to file an appeal. As no specific sum of damages has been sought, this claim is not quantifiable.

Administrative proceedings involving bwin e.K., bwin or bwin International Ltd.

There are numerous administrative proceedings in Germany pending against bwin e.K., bwin, bwin International Ltd and/or Ongame Network Ltd aimed at securing a suspension of operations in the relevant territory.

The majority of German states have issued formal ‘cease and desist’ orders against one or more of the bwin group companies. These orders have been challenged by bwin by means of complaints to the competent administrative courts. The authorities of several states have meanwhile also imposed financial penalties against bwin entities, totalling approximately €2 million, for alleged non-compliance with these cease and desist orders. All such orders are being challenged in the competent courts.

The above administrative proceedings have been disclosed in general terms as all the cases deal with the same legal questions, and the only difference is the part of Germany in which the proceedings have been brought. In addition, in no individual case is a material amount at stake.

9.5	Portugal

Civil proceedings against bwin, bwin International Ltd. and LPFP

As a result of bwin’s sponsorship of the Portuguese Soccer League (‘LPFP’) for the 2005/2006 season, Santa Casa da Misericórdia de Lisboa (‘Santa Casa’, the Portuguese betting and lottery monopoly operator) and the Portuguese Casino Association separately initiated various proceedings against bwin, bwin International Ltd and LPFP aiming at (i) declaring the sponsorship agreement with the LPFP invalid, (ii) declaring bwin’s advertising in Portugal illegal, and (iii) prohibiting bwin from further operating and advertising its products in Portugal, on the basis that, by offering betting and gaming to Portuguese customers, bwin violates Portuguese gambling laws.

Preliminary injunctions sought by the claimants were not granted, and the main proceedings are still pending. Following the recent announcement of bwin’s renewed sponsorship of the LPFP, Santa Casa has extended its claim, requesting that the new sponsorship agreement also be declared invalid.

In its complaint, Santa Casa further requests the payment of damages in the amount of approximately €27 million, for loss of profits due to bwin’s Portuguese activities. On 20 December 2007, the Portuguese court referred to a number of questions of EU law to the CJEU for a preliminary ruling, asking whether the state’s exclusive right to operate games of chance and the prohibition on promotion of games of chance (save for those provided by Santa Casa) were in compliance with EU law. The CJEU suspended the reference procedure until a ruling was issued in another Portuguese reference (C 42/07, ‘Liga Portuguesa’).

Following the CJEU’s ruling in Liga Portuguesa on 8 September 2009, the CJEU considered the reference in the present proceedings inadmissible for lack of detail, without expressing a view on the merits. On 14 April 2010, bwin submitted a new request for a national decision in favour of bwin and for a new reference to the CJEU submitting more detailed questions and providing the CJEU with coherent reasoning. According to local counsel, this procedure will most likely take one more year at the first instance. Thereafter, an appeal to the Court of Appeal and later, under certain conditions, to the Supreme Court is still possible.

9.6	Slovenia

In December 2006, The Foundation for Financing of Sports Organisations and the Foundation for the Organisations of the Disabled filed a complaint with the Ljubljana District court against bwin and bwin International Ltd claiming that they (i) should be prohibited from operating its business in Slovenia until they obtain the relevant permission, (ii) should be prohibited from advertising gambling services in Slovenia, (iii) and should be ordered to pay damages of approximately €1.8 million. The plaintiffs also requested the court for a preliminary injunction. The Court decided in early February 2007 to reject the plaintiffs’ request for a preliminary injunction. The first oral hearing took place on 2 December 2010. The decision of the Court of First Instance can be expected in the first half of 2011.

10.     The New Shares

The New Shares will be issued credited as fully paid and will rank pari passu in all respects with the Existing PartyGaming Shares in issue at the time the New Shares are allotted pursuant to the Merger, including the right to receive and retain all dividends and other distributions declared, made or paid by reference to a record date falling after the Effective Date.

It is anticipated that, in accordance with the Listing Rules, immediately prior to Admission the FSA will cancel the listing of the Existing PartyGaming Shares. Applications will be made to the FSA and to the London Stock Exchange for the Existing PartyGaming Shares to be readmitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities. Applications will also be made to the FSA and to the London Stock Exchange for the New Shares to be admitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities. It is expected that Admission will become effective, and that dealings in the bwin.party Shares will commence on the London Stock Exchange, at 8.00 a.m. (London time) on the first Trading Day after the Effective Date which, subject to the satisfaction of certain conditions, is expected to be 1 April 2011.

Entitlements to fractions of New Shares will be aggregated and sold in the market, and the proceeds of the sale will be distributed pro rata to those Existing bwin Shareholders who have not requested Cash Compensation.

The New Shares have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Australia, Canada or Japan and no regulatory clearances in respect of the New Shares have been, or will be, applied for in any jurisdictions other than Austria, Gibraltar and the UK. Accordingly, unless an exemption under the relevant securities laws is applicable, the New Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in or into Australia, Canada or Japan or to, or for the account or benefit of, any person resident in Australia, Canada or Japan.

The Merger between PartyGaming Plc and bwin Interactive Entertainment AG is subject to the disclosure requirements and practices applicable in Austria, Gibraltar and the United Kingdom to statutory mergers, which may differ from the disclosure requirements of other countries including the United States. Financial information included in this document has been prepared in accordance with International Financial Reporting Standards including International Accounting Standards and interpretations published by the International Accounting Standards Board which have been adopted by the European Commission and endorsed for use in the EU, and complies with the Gibraltar Companies (Accounts) Act 1999, the Gibraltar Companies (Consolidated Accounts) Act 1999 and the Gibraltar Companies Act 1930 (as amended) and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. It may be difficult for investors to enforce their rights and any claim they may have arising under the US federal securities laws. PartyGaming Plc is incorporated in Gibraltar, and all of its officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

Securities may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an exemption from such registration. The New Shares to be issued pursuant to the proposed Merger described in this document are not, and will not be, registered under the Securities Act or under the securities laws of any jurisdiction of the United States and will be issued to Existing bwin Shareholders in the United States in reliance on the exemption from registration provided by Rule 802 under the Securities Act and in reliance on available exemptions from any state law registration requirements. Neither the SEC nor any US state securities commission has approved or disapproved of the securities offered in connection with the Merger, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence. In accordance with the exemption from the registration requirements of the Securities Act, provided by Rule 802 thereunder with respect to the New Shares to be issued in connection with the Merger, PartyGaming Plc will submit to the SEC any informational document it publishes or otherwise disseminates to Existing bwin Shareholders related to the Merger.

11.     Pre-Close Trading Update

PartyGaming

—	Revenue overall has been in-line with expectations with a strong performance in casino mitigated by a softer seasonal performance in poker and bingo

—	Clean EBITDA margins for 2010 expected to be in-line with previous guidance

—	Prospective regulation in new markets offers exciting medium to long-term revenue potential that may require additional investment

Trading since the end of September 2010 has been solid overall with a particularly strong performance in casino that has enjoyed double-digit growth in average daily gross revenue versus the third quarter, driven by growth in both turnover and hold. Poker has also seen growth in average daily gross revenue over the third quarter, although the usual seasonal pickup has been less pronounced than in previous years due to the strengthening of the euro against the US dollar. In bingo, average gross daily revenue has grown versus the current trading data reported at the time of our third-quarter KPIs, but remains lower than the third quarter. This is due to the strengthening of the euro against sterling and seasonality, as UK-based bingo players typically reduce their spend in the run-up to Christmas. While sports betting has continued to deliver a solid performance in the period, the benefit of the World Cup during the third quarter as well as a favourable series of results for punters has meant that average daily gross revenue in sports is down versus the third quarter.

In respect of margins, PartyGaming expects that full year Clean EBITDA margins for 2010 will remain inline with our previous guidance of between 27 per cent. and 28 per cent..

An increasing number of territories are now actively exploring the merits of a regulatory framework for online gaming. In Europe, PartyGaming is continuing to monitor closely Germany, Greece, Holland, Denmark and Spain as well as other countries. Whilst the shape and scope of any such regulations is not yet known, should some of these markets move to regulate, additional gaming taxes and investment may be required to ensure that the Group’s long-term revenue potential is maximised.

There continues to be much movement in the US towards regulating online gaming both at the Federal and State level. Should the requisite legislation be enacted, PartyGaming is well advanced in discussions with licensed companies in the US that could create substantial value for PartyGaming Shareholders.

bwin

In the period between 30 September 2010 and 12 December 2010, bwin’s average gross revenues per day increased 5.7 per cent. to €1,420,000 compared to €1,340,000 in the third quarter of 2010.

12.     No significant change

PartyGaming Plc

Save for entering into the Merger Implementation Agreement (as described in more detail in paragraph 7.1 of this Part VII) which commits PartyGaming Plc, subject to the Conditions, to implement the Merger, there has been no significant change in the financial or trading position of PartyGaming since 30 June 2010, the date to which the last unaudited interim consolidated accounts of PartyGaming were prepared.

bwin Interactive Entertainment AG

There has been no significant change in the financial or trading position of bwin since 30 September 2010, the date to which the last audited consolidated accounts of bwin were prepared.

13.     Working capital

The Company is of the opinion that the working capital available to the Combined Group is sufficient for its present requirements, that is for at least the next 12 months following the date of this document.

14.     PartyGaming debenture holders

PartyGaming does not have any debenture holders whose rights will be affected by the Merger.

15.     PartyGaming creditors

PartyGaming Plc is a solvent company and is able to pay its debts as they fall due and its assets are more than its liabilities, taking into account contingent and prospective liabilities. The directors of PartyGaming Plc believe that bwin Interactive Entertainment AG is similarly a solvent company. Upon the proposed Merger becoming effective, bwin Interactive Entertainment AG’s assets and liabilities will be transferred to PartyGaming Plc, and bwin Interactive Entertainment AG will be dissolved without going into liquidation. Consequently, in the opinion of the directors of PartyGaming Plc, neither any security nor any reasonable payment expectations of creditors of PartyGaming Plc will be prejudiced by the proposed Merger.

16.     Consents

BDO LLP, whose address is 55 Baker Street, London W1U 7EU, has given and has not withdrawn its written consent to the inclusion of its report in this document in Part IX, in the form and context in which it is included.

Deloitte Limited, whose address is Merchant House, 22/24 John Mackintosh Square, Gibraltar, has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

Deloitte Audit Wirtschaftsprüfungs GmbH, whose address is Renngasse 1/Freyung, 1013 Vienna, Austria, has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

Deutsche Bank, whose address is Winchester House, 1 Great Winchester Street, London EC2N 2DB, has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

KPMG Audit Plc, whose address 15 Canada Square, Canary Wharf, London E14 5GL, has given and has not withdrawn its written consent to the inclusion of its report in this document in Part VIII, in the form and context in which it is included.

McQueen, whose address is 50 Pall Mall, London SW1Y 5JH, has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

17.     Documents Available for Inspection

Copies of all of the documents referred to in paragraph 23 of Part 9 of the Prospectus which is incorporated by reference into this document and the written consents referred to in paragraph 16 of this Part VII will be available for inspection at the following addresses during normal business hours on each Business Day from the date of this document up to and including the date of Admission:

(a)	the registered office of the Company, being 711, Europort, Gibraltar; and

(b)	the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HS.

Dated: 23 December 2010

PART VIII

BWIN FINANCIAL INFORMATION

Accountants report on bwin financial information

The Directors
PartyGaming Plc
711 Europort Ave
Gibraltar	23 December 2010

Dear Sirs,

bwin Interactive Entertainment AG (the ‘Company’)

We report on the historical financial information set out in Part VIII. This historical financial information has been prepared for inclusion in the circular of PartyGaming Plc dated 23 December 2010 on the basis of the accounting policies set out in the notes to the accounts. This report is required by paragraph 13.5.21R of the Listing Rules and is given for the purpose of complying with that paragraph and for no other purpose.

We have not audited or reviewed the financial information for the comparative 9 months ended 30 September 2009 and accordingly do not express an opinion thereon.

Responsibilities

The Directors of the Company are responsible for preparing the historical information on the basis of preparation set out in Note 1 to the historical financial information and in accordance with International Financial Reporting Standards as adopted by the European Union (“Adopted IFRS”).

It is our responsibility to form an opinion on the historical financial information as to whether the financial information gives a true and fair view, and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to Ordinary shareholders as a result of the inclusion of this report in the circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the circular.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the historical financial information. It also included an assessment of the significant estimates and judgments made by those responsible for the preparation of the historical financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the historical financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the historical financial information gives, for the purposes of the circular dated 23 December 2010, a true and fair view of the state of affairs of bwin Interactive Entertainment AG as at the dates stated and of its consolidated profits, consolidated cash flows, consolidated comprehensive income and consolidated changes in equity for the periods then ended in accordance with the basis of preparation set out in note 1 and in accordance with Adopted IFRS.

Yours faithfully

KPMG Audit Plc

Historical financial information of Bwin Interactive Entertainment AG for the three years ended 31 December 2009 and nine months ended 30 September 2010

CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of 31 December

EUR 000	Note	2009	2008	2007

ASSETS
Non - current assets
Intangible assets	(1)	204,269	59,731	96,864
Plant and equipment	(2)	25,326	22,047	20,708
Financial assets	(3)	228	5,360	4,878
At-equity accounted investments	(4)	6,202	4,114	1,543
Deferred tax assets	(5)	225	256	419

		236,250	91,508	124,412

Current assets
Inventories	(6)	431	714	671
Receivables and other assets	(7)	64,902	53,715	56,728
Marketable securities	(8)	31,719	28,119	27,372
Cash and cash equivalents	(9)	153,139	106,372	81,613
Prepaid expenses	(7)	6,866	9,237	9,115

		257,057	198,157	175,499

Total		493,307	289,665	299,911

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	(10)
Share capital		35,718	32,731	32,685
Additional paid-in capital		258,681	172,275	612,371
Treasury shares		-239	-239	-239
Currency translation adjustment		-854	-1,789	896
AFS reserve		2,801	1,193	3,741
Cashflow hedge reserve		643	—	—
Retained earnings		-27,104	-73,380	-518,329

		269,646	130,791	131,125
Non-controlling interests	(10)	1,251	—	—

		270,897	130,791	131,125
Non-current liabilities
Employee benefit obligations	(11)	732	358	285
Non-current liabilities	(14)	5,514	—	13,906
Deferred tax liabilities	(5)	26,815	4,588	7,537

		33,061	4,946	21,728
Current liabilities
Current liabilities	(13)	152,338	129,515	122,944
Other provisions	(12)	34,228	19,251	19,493
Thereof from income taxes		4,343	1,444	2,834
Deferred income	(13)	2,782	5,162	4,621

		189,349	153,928	147,058

Total		493,307	289,665	299,911

The notes form an integral part of the historical financial information.

CONSOLIDATED INCOME STATEMENT for the year ended 31 December
EUR 000	Note	2009	2008	2007

Net revenues	(15)	387,148	352,107	297,159
Other operating income	(16)	26,878	44,066	42,532

Total revenues		414,026	396,173	339,691

Cost of sales	(17)	-12,836	-5,333	-4,571

Gross profit		401,190	390,840	335,120

Expenses for services rendered	(18)	-39,861	-46,725	-34,038
Personnel expenses	(19)	-82,584	-85,230	-73,241
Marketing expenses	(20)	-99,004	-123,547	-98,473
Other operating expenses	(21)	-90,312	-92,651	-87,769

Expenses		-311,761	-348,153	-293,521
Earnings before interest, tax, depreciation and amortisation		89,429	42,687	41,599

Depreciation, amortisation and impairments	(22)	-40,557	-63,181	-57,888
Reduction in contingent purchase price	(22)	—	2,611	68,062

Earnings before interest and tax		48,872	-17,883	51,773

Other financial income	(23)	1,444	1,080	3,179
Result from at-equity accounted investments	(4)	-852	3,242	1,337

Result of operations before income taxes for the year		49,464	-13,561	56,289

Income taxes	(5)	-3,328	799	-5,932

Profit/-loss for the year		46,136	-12,761	50,359

Basic earnings per share (EUR)	(24)	1.39	-0.39	1.55

Diluted earnings per share (EUR)	(24)	1.33	-0.39	1.51

Of which attributable to:
Parent company equity holders		46,276	-12,761	50,359
Non-controlling interests		-140	—	—

The notes form an integral part of the historical financial information.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME for the year ended 31 December
EUR 000	2009	2008	2007

Profit/loss for the year	46,136	-12,761	50,359

Other comprehensive income
Changes in the fair value of available for sale securities	2,145	-3,397	273
Income tax expense/benefit	-536	849	-69
Changes in the fair value of cash flow hedges	872	—	—
Income tax expense/benefit	-229	—	—
Foreign currency translation adjustment	935	-2,685	-489

Total	3,187	-5,233	-285

Comprehensive income for the year	49,323	-17,994	50,075

of which attributable to:
Parent company equity holders	49,463	-17,994	50,075
Non-controlling interests	-140	—	—

The notes form an integral part of the historical financial information.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY for the year ended 31 December

	Attributable to equity holders of the parent company

EUR 000	Share capital	Additional Paid-in capital	Treasury shares	Currency translation adjustment	Available for sale reserve	Cash flow Hedge- reserve	Retained earnings	Total	Non- controlling interests	Total equity

As of 31 December 2008	32,731	172,275	-239	-1,789	1,193	—	-73,380	130,791	—	130,791
Comprehensive income for the year	—	—	—	935	1,609	643	46,276	49,463	-140	49,323
Additions to Non-controlling interests	—	—	—	—	—	—	—	—	1,391	1,391
Capital increase	2,300	69,000	—	—	—	—	—	71,300	—	71,300
Issuing costs	—	-686	—	—	—	—	—	-686	—	-686
Exercise of share options	687	8,760	—	—	—	—	—	9,447	—	9,447
Issue of share options	—	9,332	—	—	—	—	—	9,332	—	9,332

As at 31 December 2009	35,718	258,681	-239	-854	2,801	643	-27,104	269,647	1,251	270,897

	Attributable to equity holders of the parent company

EUR 000	Share capital	Additional Paid-in capital	Treasury shares	Currency translation adjustment	Available for sale reserve	Cash flow Hedge- reserve	Retained earnings	Total	Non- controlling interests	Total equity

As of 31 December 2007	32,685	612,371	-239	896	3,741	—	-518,329	131,125	—	131,125
Comprehensive income for the year	—	—	—	-2,685	-2,548	—	-12,761	-17,994	—	-17,994
Change in consolidated entities	—	—	—	—	—	—	-3	-3	—	-3
Release of additional paid in capital	—	-457,713	—	—	—	—	457,713	—	—	—
Exercise of share options	46	445	—	—	—	—	—	491	—	491
Issue of share options	—	17,172	—	—	—	—	—	17,172	—	17,172

As at 31 December 2008	32,731	172,275	-239	-1,789	1,193	—	-73,380	130,791	—	130,791

	Attributable to equity holders of the parent company

EUR 000	Share capital	Additional Paid-in capital	Treasury shares	Currency translation adjustment	Available for sale reserve	Cash flow Hedge- reserve	Retained earnings	Total	Non- controlling interests	Total equity

As of 31 December 2006	32,603	592,306	-343	1,385	3,536	—	-568,688	60,799	—	60,799
Comprehensive income for the year	—	—	—	-489	205	—	50,359	50,075	—	50,075
Change in consolidated entities	—	—	—	—	—	—	—	—	—	—
Release of additional paid in capital	—	—	—	—	—	—	—	—	—	—
Exercise of share options	82	743	—	—	—	—	—	825	—	825
Issue of share options	—	19,426	—	—	—	—	—	19,426	—	19,426
Transfer of shares	—	-104	104	—	—	—	—	—	—	—

As at 31 December 2007	32,685	612,371	-239	896	3,741	—	-518,329	131,125	—	131,125

The notes form an integral part of the historical financial information.

CONSOLIDATED STATEMENT OF CASH FLOWS for the year ended 31 December

EUR 000	2009	2008	2007

Profit/loss for the year	46,136	-12,761	50,359
Amortisation, depreciation and impairments	41,332	64,819	57,889
Non-cash personnel expenses (share –based payments)	9,332	17,172	19,426
Result from at-equity accounted investments	78	-4,057	-1,337
Dividends received from at-equity accounted investments	4,067	1,488	267
Change in deferred taxes	-945	-4,067	4,693
Impairment losses and reversals of impairment charges of other financial assets	—	199	4
Loss on disposal of fixed assets	837	1,026	104
Change in non-current provisions	374	73	-44
Income from release of negative goodwill resulting from initial consolidation	—	—	-217
Reduction in contingent purchase price	—	-2,611	-68,063
Exchange rate differences	609	-2,745	-360
Expenses from change in reporting entities	—	—	37
Expenses/ income from taxes	4,271	1,138	1,239
Payment of income taxes	-1,371	-2,528	1,579
Change in receivables and other assets	-3,205	4,466	-6,463
Change in current provisions	7,461	1,149	5,094
Change in accounts payable and other liabilities	-5,148	13,872	26,433

Net cash flow from operating activities	103,829	76,633	90,640

Receipts from disposal of financial assets and other financial Statements	—	—	5,242
Receipts from disposal of non-current assets	—	2,620	118
Payments from acquisition of subsidiaries	-15,145	—	56
Payments for acquisition of assets (excluding financial statements)	-48,241	-48,037	-43,715
Payments for other financial assets	-453	-2,214	-3,177
Payments for acquisitions of financial assets and shares in at-equity accounted investments	-1,984	-4,734	-95

Net cash flow from investment activities	-65,823	-52,365	-41,571

Issuing costs	-686	—	—
Receipt from shareholders	9,447	491	825

Net cash flow from financing activities	8,761	491	825

Net change in cash and cash equivalents	46,767	24,579	49,894
Cash and cash equivalents at beginning of period	106,372	81,613	31,719

Cash and cash equivalents at end of period	153,139	106,372	81,613

Of which interest income	1,514	3,081	1,619

Of which interest payments	-57	-322	291

The notes form an integral part of the historical financial information.

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The financial information set out below of bwin Interactive Entertainment AG (the “Company”), and together with its subsidiary undertakings, (“the Group”) for the three years ended 31 December 2009 and nine months ended 30 September 2010 has been prepared by the directors of the Company on the basis set out below.

INFORMATION ABOUT THE COMPANY

bwin Interactive Entertainment AG (bwin AG) with registered offices at Börsegasse 11, 1010 Vienna, Austria, commercial register: Vienna Commercial Court (FN 166449 d), and its subsidiaries together make up bwin Group (“the Company”). The business activities of bwin Group include offering sports betting, poker, casino and virtual games, and operating a multiplayer poker platform. bwin Group also provides sporting content such as live video streams, live scores, statistics and sms services to its customers. Additionally, since 2008, bwin Group offers services related to the clearing of payments in multiple currencies to online retail merchants (“Payment Service Providing”). The operational Gaming-business of the bwin Group is carried out primarily by bwin International Ltd., Gibraltar and Ongame Network Ltd., Gibraltar, on the basis of Gibraltarian sports betting and casino licenses and on the basis of Italian licenses. Additionally, Ongame Network Ltd. holds a license issued by the Kahnawake Gaming Commission. Furthermore, bwin Group also holds licences in Austria and Argentina and since 2009 in Southafrica. bwin International Ltd. and Ongame Network Ltd. operate under several domains; in particular www.bwin.com, www.bwin.it, www.giocodigitale.it and www.ongamenetwork.com.
In 2009, bwin Group obtained a “payment institution” license from the British Financial Services Authority (“FSA”) through its British Group entity CQR UK Payment Solutions Ltd. Together with the FSA’s e-money license which is held by Vincento Payment Solutions Ltd., bwin Group is now capable of offering a comprehensive range of payment transaction services to third parties. Wherever necessary, bwin Interactive Entertainment AG carries out central functions such as finance, marketing, IT, project management, international business development, human resources and corporate communications for the subsidiaries of bwin Group. It also provides numerous other services such as market research and customer data analysis.

PROPOSED MERGER

PartyGaming and bwin Interactive Entertainment AG (‘bwin’) announced their intention to merge on 29 July 2010. The parties intend to effect the merger through bwin transferring all of its assets and liabilities to PartyGaming and bwin will be dissolved. In consideration for their agreement to the proposed merger, bwin shareholders (whose shares in bwin will be cancelled on completion) wll be issued new PartyGaming shares. The proposed merger is classified as a reserve takeover under Listing Rules 10.2.3. Consequently PartyGaming is required to re-apply for the listing of its existing shares on the Lonson Stock Exchange’s main market. PartyGaming is seeking a premium listing of its shares.
As part of the merger of Bwin and PartyGaming, Bwin is required to present historical financial information in the PartyGaming prospectus for the 3 years ended 31 December 2009 and the nine months ended 30 September 2010 prepared in accordance with the accounting policies to be applied by the Enlarged Group prospectively.
The following presentational adjustments have been made to underlying financial statements of Bwin to amend the financial information so it is in accordance with the accounting policies to be applied by the Enlarged Group:

•	Presenting gaming duties as an expense within cost of sales instead of as a reduction in net revenues;
•	Royalties payable to software providers being presented as a distribution cost instead of a reduction in net revenues;

•	Fees related to inactivity and deposits are to be presented within the segment revenues to which they relate rather than as a component of other revenue;
•	Foreign exchange gains and losses to be presented net, instead of gains and losses presented separately;
•

Costs in relation to internally generated software assets were presented as both an expense within the income statement and an income item described as ‘own work capitalised’ these items have been netted against each other.

There has been no impact on the net assets of bwin or the retained profit/loss for the year because of these changes.

ACCOUNTING POLICIES, RECOGNITION AND MEASUREMENT

Accounting Policies

bwin Interactive Entertainment AG (the ‘Company’) is a company incorporated and domiciled in Austria.
The historical financial information of the Company and its subsidiaries, (together the “bwin Group”) and its equity accounted associates presents the results of the Group and associates for the years ended 31 December 2007, 2008 and 2009.

     a) Basis of preparation

The historical financial information has been extracted from the audited consolidated financial statements of the bwin group for the years ended 31 December 2007, 2008 and 2009.
The historical financial information has been prepared in accordance with those International Financial Reporting Standards as adopted by the European Union (‘IFRS’) and has been prepared in accordance with the requirements of the Prospectus Directive (‘PD’) regulation and in accordance with the significant accounting policies, described below.
The consolidated historical financial information has been prepared in thousands of Euros (EUR 000). Rounding differences may occur in amounts and percentages due to the use of automated accounting systems.

New IFRS standards and interpretations

IFRIC 12 “Service Concession Arrangements”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”, IFRIC 17 “Distributions of Non-cash Assets to Owners”, IFRIC 18 “Transfers of Assets from Customers”, IFRS 1 “Revised IFRS 1 First Time Adoption of IFRS”, IAS 39 and IFRS 7 “Reclassification of Financial Assets: Effective Date and Transition”, IFRS 1 “Additional Exemptions for First-time Adopters, IFRS 2 “Group Cash-settled Share-based Payment Transactions”, IAS 39 “Eligible hedged items” and IAS 32 “Classification of Rights Issues”, IFRIC 19 “Extinguishing Financial Liabilities with Equity Payments” and IFRS 1 “Limited Exemption from comparative IFRS 7 Disclosures” which were effective during various dates in 2009, 2010 or as of 1 October 2010, had no impact on the consolidated interim financial statements. IFRS “Improvements 2009”, which was effective as of 1 January 2010, had an impact on the presentation of operating segments.

New standards and interpretations to be applied in the future

The following amendments or revisions of standards as well as interpretations were issued as of the reporting date, but were not effective for the nine months period ending 30 September 2010:

New or modified standards		Effective date*

IAS 24	Related Party Disclosures	1 January 2011
IFRS 9	Financial Instruments**	1 January 2013
IFRIC 14	Amendment Prepayment of a Minimum Funding Requirement	1 January 2011
Various IFRS	Annual Improvements May 2010	1 January 2011

The Company is currently evaluating the impact of the application of the new and revised/amended standards and interpretations on its consolidated financial statements and disclosures and will not early adopt the standards and interpretations.

*) The standards must be applied to annual periods beginning on or after the effective date.

     b) Principles of consolidation

In accordance with IFRS 3, subsidiaries are consolidated from the time the parent obtains control over the assets and operations of the acquired entities.
Subsidiaries are consolidated using the purchase method by allocating the acquisition cost to the acquiree’s identifiable assets, liabilities and contingent liabilities. Any amount of the acquisition costs exceeding the fair value of the net assets acquired is recognised as goodwill. Goodwill is not amortised, but tested for impairment annually. If goodwill is impaired, an impairment charge is recorded in net income.

Intercompany revenues, expenses and profit and losses from intragroup transactions, as well as receivables due from and liabilities due to consolidated companies were eliminated.

Associated companies, over which the Company has a significant influence but does not exercise control, and joint ventures are reported using the equity method.

Foreign currency translation

The bwin Group records its ongoing business transactions in foreign currencies at monthly average exchange rates. At the reporting date, all monetary assets and liabilities in foreign currencies are translated into Euros using the closing rate and any foreign currency gains and losses are recognised in profit or loss.

We refer to our disclosures on the scope of consolidated historical financial information for details on the functional currencies of the entities of bwin Group. The Euro is the functional currency of bwin AG. The historical financial information is translated using the modified reporting date method, and any exchange differences are recorded directly in equity.

The historical financial information was translated at the following exchange rates:

Exchange rates

	Reporting date 31 Dec 2009	Average 2009	Reporting date 31 Dec 2008	Average 2008	Reporting date 31 Dec 2007	Average 2007

British pounds (GBP)	0.88920	0.89195	0.84151	0.95850	0.73550	0.68010
Swedish kronas (SEK)	10.26500	10.60435	10.35880	10.90500	9.43600	9.22670
Mexican pesos (MXN)	18.84770	18.92826	19.58880	16.40290	16.03100	15.01260
Argentinean Pesos (ARS)	5.49140	5.17372	4.87870	4.67450	4.63000	4.27580
Chinese Yuan (CNY)	9.85000	9.47811	9.64430	10.22850	10.73700	10.43760

Significant exchange differences arising from the translation of monetary items that form part of the net investment in a foreign operation (loans), are recognised directly in equity (“currency translation adjustment”).

Scope of consolidated historical financial information

Consolidated affiliated companies (subsidiaries)

Apart from the parent company bwin AG, Vienna, the consolidated historical financial information includes the following companies in which bwin AG held a controlling interest as of 31 December 2009 (reporting date of the subsidiaries is 31 December):

Fully consolidated subsidiaries

	Functional currency	Participation in %	Offices registered in

bwin International Ltd.	EUR	100	Gibraltar
Ongame Network Ltd.	EUR	100	Gibraltar
SA Online Handelsbolag	SEK	100	Sweden
BWIN ARGENTINA SA	ARS	100	Argentina
bwin Italia S.r.l.	EUR	100	Italy
Gioco Digitale S.p.A.	EUR	100	Italy
Gioco Digitale Italia S.r.l.	EUR	100	Italy
BWIN Mexico S.A. de C.V.	MXN	80	Mexico
DSG Deutsche Sportwett Gesellschaft mbH	EUR	100	Germany
bwin Marketing Services S.r.l.	EUR	100	Italy
bwin Interactive Marketing UK Ltd.	GBP	100	UK
INFIELD - SERVIÇOS DE CONSULTORIA E MARKETING, UNIPESSOAL LDA	EUR	100	Portugal
BWIN INTERACTIVE MARKETING ESPAÑA	EUR	100	Spain
WEBSPORTS ENTERTAINMENT Marketing Services GmbH	EUR	100	Austria
bwin Games AB	SEK	100	Sweden
Ongame Future AB	SEK	100	Sweden
Ongame Holding Malta Ltd.	EUR	100	Malta
Ongame International Malta Ltd.	EUR	100	Malta
UnitedGames Holding BV	EUR	52.14	Netherlands
UnitedGames BV	EUR	52.14	Netherlands
Immunopharma BV	EUR	52.14	Netherlands
TC Invest AG	EUR	100	Austria
Vincento Payment Solutions (UK) Ltd.	GBP	100	UK
CQR Payment Solutions GmbH	EUR	100	Austria
CQR UK Payment Solutions Ltd.	GBP	100	UK
bwin (Beijing) Management and Consulting Co., Ltd.	CNY	100	China
Ongame Ltd. (dissolved in February 2009)	GBP	100	UK

A fund of funds has also been included in the consolidated historical financial information as it qualified as a special-purpose entity (SPE) in accordance with SIC 12 due to the degree of control exercised. All assets included in this fund of funds are measured individually and shares held are reported as marketable securities, cash in cash and cash equivalents, and accrued interest and the shares of profit or loss in other receivables.

Change in the scope of consolidated historical financial information

In 2009, the Company acquired DSG Deutsche Sportwett Gesellschaft mbH, UnitedGames group (comprising UnitedGames Holding BV, UnitedGames BV, Immunopharma BV) and Gioco Digitale group (comprising Gioco Digitale S.p.A. and Gioco Digitale Italia S.r.l.).

SA Online Handelsbolag and bwin Interactive Marketing UK Ltd. were established in 2008 and included in the consolidated historical financial information for the first time in 2008.

Ongame Ltd. was liquidated in February 2009.

At-equity accounted investments

Investments in the following companies are consolidated using the equity method:

At-equity accounted investments

Companies	Reporting date	Shareholders’ equity in EUR 000	Result for the year in EUR 000	Percentage of share capital	Offices registered in

bwin e.K.	31 Dec. 2009	1,659	2,094	50.00	Germany
Betbull Holding SE	31 Dec. 2009	23,074	-6,748	36.98	UK

Since May 2002, bwin AG has been an atypical silent partner with a 50% interest in bwin e.K., Neugersdorf, Germany. As owner of the domain www.bwin.de, Dr. Pfennigwerth operates bwin e.K. under the terms of a German license until August 2009. After that, the agency transactions of bwin e.K were discontinued temporarily due to economic reasons, not as an result of changes in the legal framework.

Betbull Holding SE
On 18 November 2009 bwin exercised an option and a right for conversion under a convertible bond to acquire 2,351,124 shares in Betbull Holding SE for a purchase price of EUR 4,316 thousand, thus increasing its investment to 36.98%. Therefore, the investment no longer qualifies as an available-for-sale investment but is consolidated using the equity method. Since the acquired interest in the net assets exceeded the carrying amount of the investment, negative goodwill of EUR 4,579 thousand was recognised.

Group companies not consolidated

bwin Group also holds investments in the following subsidiaries which were not consolidated:

Group companies not consolidated

Unconsolidated subsidiaries	Reporting date	Shareholders’ equity in EUR 000	Result for the year in EUR 000	Percentage of share capital	Offices registered in

Southern Gem Ltd.	31 Dec. 2009	-15	-4	100	British Virgin Islands

Pegasus Pferdewetten GmbH	31 Dec. 2009	26	-9	100	Germany
BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD.	31 Dec. 2009	-12	-10	20*	South Africa
LEKKER BETTING AND GAMING (PTY) LTD.	31 Dec. 2009	-71	-17	90	South Africa
Drachenfelssee 421. VV GmbH	31 Dec. 2009	25	0	100	Germany

* Based on existing contractual relationships (put-options) bwin AG is able to control, in substance, 100%.

The subsidiaries listed above are not consolidated, but are recorded at cost in the consolidated historical financial information due to the fact that they are not material to the consolidated historical financial information.

     c) Other investments

The following investments in companies are presented as financial assets:

Other investments

Other investments	Reporting date	Shareholders’ equity in EUR 000	Result for the year in EUR 000	Percentage of share capital	Offices registered in

BWİN BAHİS VE ŞANS OYUNLARI SANAYİ VE TICARET LİMİTED ŞIRKETI (in liquidation)	31 Dec. 2009	0	-3	49	Turkey

BWİN BAHİS VE ŞANS OYUNLARI SANAYİ VE TICARET LİMİTED ŞIRKETI was established in 2007; an application for liquidation was filed at the beginning of 2008. The liquidation was not completed in 2009.

     d) Information on acquisitions

Acquisitions in 2009

DSG Deutsche Sportwett Gesellschaft mbH
On 24 March 2009, bwin acquired 100% in DSG Deutsche Sportwett Gesellschaft mbH in Dresden. DSG holds a German license for sports betting.

The following table shows the allocation of the purchase price to the individual assets and liabilities acquired by bwin at the acquisition date. The purchase price allocation was finalised in 2009:

Purchase price allocation

EUR 000

Licenses	1,881
Plant and equipment	1
Financial assets	3
Trade receivables and other financial assets	13
Other assets	99
Cash and cash equivalents	233
Provisions	-25
Deferred tax liabilities	-594
Trade accounts payable	-205
Other liabilities	-106

Total purchase price	1,300
thereof purchase price in cash	1,300

Assets and liabilities prior to acquisition are as follows:

Assets and liabilities

EUR 000

Plant and equipment	1
Financial assets	3
Trade receivables and other financial assets	13
Other assets	99
Cash and cash equivalents	233
Provisions	-25
Trade accounts payable	-205
Other liabilities	-106

Equity	13

UnitedGames Holding BV
On 3 July 2009, bwin acquired 35.32% (6,358 shares) for a total of EUR 750 thousand in UnitedGames Holding BV, which holds directly or indirectly 100% in UnitedGames BV and Immunopharma BV. In the course of a capital increase effected at the closing of the acquisition bwin acquired an additional 6,324 shares for a total of EUR 750 thousand, increasing its interest to 52.14%. The total purchase price therefore amounts to EUR 1,500 thousand, including incidental costs EUR 1,515 thousand. Upon meeting the condition precedent as stated in the contract (approval by the supervisory board), the acquisition date in accordance with IFRS 3 was 31 August 2009.

The following table shows the purchase price allocation to the individual assets and liabilities acquired by bwin at the acquisition date. The purchase price allocation was finalised in 2009:

Purchase price allocation

EUR 000

Software	2,942
Plant and equipment	29
Trade receivables and other financial assets	246
Other assets	10
Cash and cash equivalents	775
Provisions	-2
Deferred tax liabilities	-750
Trade accounts payable	-270
Other liabilities	-74
Non-controlling interests	-1,391

Total purchase price	1,515
thereof purchase price in cash	1,500
thereof incidental costs	15

Assets and liabilities prior to acquisition are as follows:

Assets and liabilities

EUR 000

Plant and equipment	29
Trade receivables and other financial assets	246
Other assets	10
Cash and cash equivalents	25
Provisions	-2
Trade liabilities	-270
Other liabilities	-74

Equity	-36

Gioco Digitale S.p.A.
On 12 September 2009, the purchase contracts for the acquisition of 100% of the shares in Gioco Digitale group (comprising Gioco Digitale S.p.A. and its 100% subsidiary Gioco Digitale Italia S.r.l.) were signed. Upon meeting the condition precedent as stated in the purchase agreement (approval by the supervisory board), the acquisition date in accordance with IFRS 3 was 6 October 2009.

The total consideration amounts to EUR 106,686 thousand, of which an amount of EUR 26,686 thousand was paid in cash and an amount of EUR 55,200 thousand was settled by the issue of 2,300,000 bwin shares (at a contractually agreed issue price of EUR 24.00 per share). An amount of EUR 20,000 thousand becomes due after approval of the annual financial statements for the year 2009 of Gioco Digitale S.p.A. and an amount of EUR 5,000 thousand becomes due upon meeting certain financial criteria in the second quarter of 2011.

Incidental acquisition costs amount to EUR 3,389 thousand. For the purpose of initial consolidation the stock exchange price at the date control over Gioco Digitale was obtained, of EUR 31.00 was applied. Therefore acquisition cost totaled EUR 126,375 thousand.

The following table shows the allocation of the purchase price to the individual assets and liabilities acquired by bwin at the acquisition date. The purchase price allocation was finalised in 2009:

Purchase price allocation

EUR 000

Goodwill	76,229
Brand name	12,299
Customer base	53,526
Other intangible assets	3,170
Plant and equipment	1,393
Trade receivables and other financial assets	792
Other receivables	3,300
Deferred tax assets	641
Securities	1,000
Cash and cash equivalents	15,929
Employee benefit obligation	-181
Provisions	-4,408
Deferred tax liabilities	-21,733
Trade accounts payable	-11,882
Other liabilities	-3,700

Total purchase price	126,375
thereof purchase price in cash	26,686
thereof issue of shares	71,300
thereof contingent purchase price liability	25,000
thereof incidental acquisition cost	3,389

Goodwill is allocated mainly to the abilities of management and the expected synergy resulting from the integration of Gioco Digitale into bwin Group.

Assets and liabilities prior to acquisition are as follows:

Assets and liabilities

EUR 000

Intangible assets	3,270
Plant and equipment	1,393
Trade receivables and other financial assets	792
Other receivables	3,300
Deferred tax assets	641
Securities	1,000
Cash and cash equivalents	15,929
Employee benefit obligation	-181
Provisions	-4,408
Trade accounts payable	-11,882
Other liabilities	-3,700
Deferred tax liabilities	-11

Equity	6,143

For the period between acquisition date and 31 December 2009, Gioco Digitale (considering the amortisation of the acquired customer base) contributed a loss of EUR 1,038 thousand to the consolidated result for the year and net gaming revenues of EUR 6,978 thousand to the consolidated net gaming revenues. Had the acquisition taken place as of 1 January 2009, Gioco Digitale would have contributed a loss of EUR 4,287 thousand to the consolidated result for the year and net gaming revenues of EUR 31,331 thousand to the consolidated net gaming revenues.

BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD. / Lekker Betting & Gaming (PTY) Ltd.
On December 31, 2008, bwin held 75% in bwin Interactive Entertainment SA (PTY) Ltd., with the remaining 25% held by Liberis, a local joint venture partner. As the company had no operating activities, it was not included in the consolidated historical financial information as of December 31, 2008. In the course of a reorganisation of interests held in the company, bwin reduced its interest in bwin Interactive Entertainment SA (PTY) Ltd. to 20%. Due to existing option contracts (put-options) bwin AG is able to control, in substance, 100% of bwin Interactive Entertainment SA (PTY) Ltd.. The put options were recognised as liabilities resulting from acquisitions.

In 2009, bwin Interactive Entertainment SA (PTY) Ltd. acquired 90% in Lekker Betting & Gaming (PTY) Ltd. for a purchase price of ZAR 1,661 thousand (EUR 103 thousand). The company holds a sport betting license issued by the Western Cape Gambling and Racing Boards.

Since neither of the companies was operational in 2009, they were not included in the consolidated historical financial information.

Acquisitions in 2008

No acquisitions took place in 2008.

Acquisitions in 2007

PAMEROL, S.L., bwin Marketing Services S.R.L., INFIELD – SERVIÇOS DE CONSULTORIA E MARKETING, UNIPESSOAL LDA and Vincento Payment Solutions Ltd. were acquired and negative goodwill amounting to EUR 216 thousand was recorded in the financial result. Additionally, starting 2007, the Company holds an interest in BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD and Drachenfelssee GmbH. The investments are held for the Company by a trustee.

RECOGNITION AND MEASUREMENT

     e) Intangible assets, plant and equipment

Purchased and internally generated intangible assets, leasehold improvements, other assets as well as operating and office equipment are valued at acquisition or production cost less amortisation/depreciation/impairment.

In accordance with IAS 38, the cost of internally generated intangible assets is capitalised when its technical feasibility is assured, future economic benefits can be expected from such assets and their cost can be reliably measured.

After all requirements are met, costs relating to the production and improvement of websites and the online gaming software used by the Group are capitalised.

Depreciable assets are depreciated/amortised on a straight-line basis over their expected useful lives. The various rates of depreciation/amortisation are based on the following expectations of useful lives:

Intangible and tangible assets

	Useful life in years	Rate of depreciation/ amortisation in %

Intangible assets
Acquired Software	2-5	20 - 50
Internally generated software	2-5	20 - 50
Customer base, licenses and other rights	2-10	10 - 50
Marketing rights	3	33

Plant and equipment
Leasehold improvements	3-10	10-33
Other assets, operating and office equipment	2-8	12.5-50

Intangible assets with an indefinite useful life, such as brand names and goodwill, are not subject to scheduled amortisation, but are tested for impairment annually, or when there are indications that their carrying amount is impaired.

     f) Impairments

Intangible assets and plant and equipment with a definite useful life are tested for impairment. If there are indications of impairment, the recoverable amount of the assets in question is calculated. An impairment is recorded if the recoverable amount is below its carrying amount. Goodwill, intangible assets with an indefinite useful life and intangible assets not yet put into operation are tested for impairment, either annually, or when there are indications of an impairment to their carrying amount. The carrying amount of the cash generating units (CGUs), to which these assets are allocated, is compared to their recoverable amount. If the carrying value falls below the recoverable amount, an impairment charge is recognised in the income statement under the item “Depreciation, Amortisation and Impairment Charges”.

     g) Cash and cash equivalents

bwin reports cash, on demand deposits and fixed deposits with terms of up to three months as cash and cash equivalents.

     h) Financial assets and liabilities

Financial assets and financial liabilities are recognised initially when the Company acquires contractual rights or enters into contractual obligations. All transactions are recorded at the settlement date. They are derecognised when the Company is no longer in control of the contractual rights associated with such assets. This is normally the case when such assets are sold or any cash flows arising from such assets are directly transferred to an independent third party.

     i) Financial assets and current marketable securities

Marketable securities, investment funds and non-current investments held are assigned to the category “available for sale”. These assets are recognised initially at cost when acquired, and subsequently measured at their fair value, if a fair value can be reliably determined. With the exception of impairment charges, changes in fair value are recorded directly in equity (Available for sale reserve). The fair values correspond to the market price. If no fair values can be reliably determined, the assets are recognised at cost less any impairment charges. Interest is recorded using the effective interest method, dividends are recognised when the legal entitlement to payment arises.

     j) Derivatives

In accordance with IAS 39 all derivative financial instruments are recognised as assets or liabilities and measured at fair value regardless of their purpose and the intent they are held with. Changes in the fair value of derivative instruments designated as hedging instruments are either recognised in profit or loss or in other comprehensive income (Available for sale-reserve), depending on whether the derivative instrument is used to hedge the fair value of items in the statement of financial position (“fair value hedges”) or to hedge cash flows (“cash flow hedges”). In the case of derivative instruments hedging items in the statement of financial position, changes in the fair value of the hedged asset or liability and of the derivative instrument are recognised in profit or loss. In the case of derivative instruments hedging cash flows, the change in fair value of the effective portion of the hedging instrument is recognised in other comprehensive income (cash flow hedge reserve). Upon settlement it is recognised through profit and loss. Changes in the fair value of the ineffective portion of the hedging instrument and fair value changes of derivative financial instruments not qualifying for hedging instruments are recognised in profit or loss.

     k) Leasing

Leases that transfer substantially all the risks and rewards incidental to ownership of an asset to bwin as lessee, are classified as finance leases. Otherwise, leases are classified as operating leases. Property, plant and equipment subject to a finance lease are recognised at their fair value or the lower present value of the minimum lease payments at the inception of the lease less accumulated depreciation and impairment charges. The lease payments are realised over the term of the lease as repayment of the lease liability and interest expense.

If substantially all risks and rewards incidental to ownership remain with bwin as lessor, the leased asset is recognised and subsequently measured by bwin in accordance with IAS 16.

     l) Inventories

Inventories comprise merchandise sold through online shops. Inventories are measured at the lower of acquisition or manufacturing cost and net realisable value, with acquisition costs calculated using the first in, first out method. The net realisable value is calculated on the basis of the estimated sales prices expected in the normal course of business development less any future costs of manufacturing, administrative costs or marketing costs.

     m) Receivables and other assets

Receivables and other assets are classified as loans and receivables, and are carried at amortised cost or at the lower fair value (less individual allowances for doubtful accounts).

     n) Financial liabilities

Financial liabilities are classified as other financial liabilities, and are recorded at amortised cost. Interest expense is recognised in accordance with the effective interest method.

     o) Trade accounts payable

Trade accounts payable are measured at amortised cost, which is equivalent to the repayment amount.

     p) Income taxes

Deferred taxes are recognised when there are temporary differences between the values of the assets and liabilities in the statement of financial position and their relevant tax bases. Deferred taxes are calculated in compliance with IAS 12 “Income Taxes” using the balance sheet liability method. Deferred tax assets are recognised only for loss carry-forwards to the extent that they are likely to be recovered in the foreseeable future.

     q) Share-based payments

In accordance with IFRS 2, share-based payment transactions for goods or services received or purchased are recognised at their fair values at the acquisition date. Since the transactions are settled exclusively by equity instruments, these transactions result in an increase in equity.

The expense incurred as a result of share-based payment transactions for services received (settled by means of stock options) is recognised over the service period of the share options. IFRS 2 was first applied in the financial year 2005, as a result of which the only share-based payment transactions taken into account were those granted after 7 November 2002 and which were not yet exercisable at the time the standard became effective.

The granting of the options is conditional upon satisfying specified market conditions (performance options), these market conditions and the likelihood of their fulfillment are assessed at the time of the granting of the options and this assessment is taken into account when the fair value of the options is estimated. Future modifications of such assessments are not taken into account. Modifications of the assessment with respect to vesting conditions (length of employment) are taken into account as they occur.

     r) Employee benefit obligations

Severance payment obligations
Under legal regulations and individual employment contracts, all employees of the Austrian companies of bwin Group, who joined the group before 31 December 2002, are entitled to a one-time severance payment upon termination or when reaching retirement age. The payment is based on the number of years of service and the employee’s salary at the time of termination or retirement. A similar obligation exists for the Italian entities of bwin Group. bwin Group has recorded a provision to cover this obligation in accordance with IAS 19 “Employee Benefits” on the basis of the projected unit credit method. Actuarial gains and losses are recognised through profit and loss as incurred.

Due to changes in legal regulations, a defined contribution plan was introduced for staff employed with the Austrian subsidiaries after 31 December 2002. Contributions are paid monthly and recognised through profit and loss.

     s) Other provisions

Other provisions are recorded whenever the Company has legal or actual obligations towards a third party as a result of a past event, and whenever it is likely that such obligations will result in cash outflows. Such provisions are recorded in the amount considered appropriate according to best estimates at the time the underlying consolidated financial statements were prepared. If an amount cannot be reliably estimated, no provision is recorded. This fact, however, will be disclosed in the notes.

     t) Revenue recognition and presentation

Betting and gaming turnover are recognised based on paid-up bettors’ stakes as of the reporting date, provided the underlying bets and games have already been decided. Stakes that have been charged to bettors’ accounts where the related sporting event will not take place until after the reporting date (pending bets) are recognised as deferred income. Pending bets are not recognised as derivates in accordance with IAS 39 due to the fact that they are not significant to the consolidated historical financial information.

Under a customer loyalty program, the Company gives, customers playing real money games of chance bonus points that are added to a separate account. The award credits given are reported as separate units of accounting of a multiple-element contract. Revenue associated with the anticipated service award is measured at fair value and recognised as a reduction of sales. Revenue is realised only when the awards are redeemed.

In accordance with IAS 39 and the standards of the gaming business, the net balance of betting stakes and winnings paid out from all product areas, and the winnings together with the rake obtained from poker products are recognised in the income statement inclusive of certain bonuses granted to players, sundry assurance revenue, as net revenues.

     u) Estimates and judgements in relation to future developments

The preparation of the consolidated historical financial information in conformity with IFRS requires the management of the Company to make judgements, estimates and assumptions that may affect the use of accounting and valuation methods and the amounts of assets and liabilities, revenues and expenses recognised. Such estimates and the resulting assumptions are based on historical experience and various other factors that are believed to be reasonable under the given circumstances, and they form the basis for measuring the carrying amounts of assets and liabilities that are not readily available from other sources. The actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The most important assessments made by management of the Company with respect to the application of IFRS that may have a significant effect on the consolidated historical financial information, and estimates entailing a risk that the assets and liabilities reported may have to be significantly adjusted within the next financial year are described below:

– The positive assessment of the risk that the Austrian tax authorities currently conducting a tax audit agree with the Company with respect to its legal opinion (see note on “commitments, other obligations and contingent liabilities”)

– The positive assessment of the risks that the sports bets offered under the German Betting and Lotteries Act are not taxable (see note on “commitments, other obligations and contingent liabilities”) and that sports betting, poker as well as casino and virtual games can be offered in the future in the existing markets.

– Goodwill, customer base, patent rights, software, plant and equipment, equity investments are measured on the basis of estimates of future cash flows (in some instances using forecasts). See note (22) for impairments recognised and the relevant assumptions made, and for the carrying amounts, see the notes on the items of the statement of financial position.

– Obligations associated with loan guarantees, other guarantees and contingencies not shown in the statement of financial position are monitored on a regular basis to determine whether they should be recognised in the historical financial information (see note on “commitments, other obligations and contingent liabilities”).

– Deferred tax assets on loss carry-forwards and other deductible temporary differences are only recognised to the extent that it is probable that they will be realised within a reasonable period of time.

–The estimates for the provision for legal and consulting fees incurred by the Company for legal proceedings are reviewed on a regular basis to ensure that the provisions are appropriate given the uncertain timing and amount of payment.

– With respect to the contingent purchase price liability which was renegotiated with the sellers of the shares in the Ongame group, the Company evaluates on a regular basis, whether bwin will be able to reenter the US market. As of the reporting date, it was not likely that this liability would become due (see note on ‘commitments, other obligations and contingent liabilities).

- The assessment that bwin e.K., Neugersdorf should be accounted for using the equity method, taking the contractual agreements with Dr. Pfennigwerth into account.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT

(1) INTANGIBLE ASSETS

(a) Intangible assets with definite useful lives

EUR 000	Marketing rights	Acquired software	Internally generated software	Licenses and other rights	Customer base	Advance payments	Total

Acquisition costs
Balance as of 1 January 2009	58,048	19,893	20,258	3,456	187,900	687	290,242
Change in the scope of	0	7,436	0	1,881	53,526	619	63,462
Exchange rate differences	0	0	0	0	0	0	0
Additions	0	4,917	19,882	163	0	0	24,962
Disposals	-58,048	-19	-4,440	0	0	-78	-62,585
Reclassifications/transfers	0	1,093	0	0	0	-1,093	0
Balance as of 31 Dec. 2009	0	33,320	35,700	5,500	241,426	135	316,081
Accumulated amortisation
Balance as of 1 January 2009	48,373	16,261	9,907	2,552	171,668	0	248,761
Exchange rate differences	0	0	-39	0	0	0	-39
Change in the scope of consolidated financial statements	0	2,030	0	0	0	0	2,030
Amortisation	9,675	3,970	5,531	542	10,626	0	30,344
Disposals	-58,048	-19	-4,440	0	0	0	-62,507
Balance as of 31 Dec. 2009	0	22,242	10,959	3,094	182,294	0	218,589

CARRYING AMOUNT AS OF 31 DECEMBER 2009	0	11,078	24,741	2,406	59,132	135	97,492
CARRYING AMOUNT AS OF 31 DECEMBER 2008	9,675	3,632	10,351	904	16,232	687	41,481

EUR 000	Marketing rights	Acquired software (adjusted)	Internally generated software (adjusted)	Licenses and other rights	Customer base	Advance payments	Total

Acquisition costs
Balance as of 1 January 2008	58,048	19,133	10,824	3,157	191,751	463	283,376
Exchange rate differences	0	1	0	-13	0	0	-12
Additions	0	2,625	11,958	300	0	687	15,570
Disposals	0	-2,329	-2,524	12	-3,851	0	-8,692
Reclassifications/transfers	0	463	0	0	0	-463
Balance as of 31 Dec. 2008	58,048	19,893	20,258	3,456	187,900	687	290,242
Accumulated amortisation
Balance as of 1 January 2008	29,024	13,369	7,398	2,324	165,972	0	218,087
Exchange rate differences	0	0	98	-2	0	0	96
Amortisation	19,349	5,220	4,935	230	9,547	0	39,281
Disposals	0	-2,328	-2,524	0	-3,851	0	-8,703
Balance as of 31 December 2008	48,373	16,261	9,907	2,552	171,668	0	248,761

CARRYING AMOUNT AS OF 31 DECEMBER 2008	9,675	3,632	10,351	904	16,232	687	41,481
CARRYING AMOUNT AS OF 31 DECEMBER 2007	29,024	5,764	3,426	833	25,779	463	65,289

EUR 000	Marketing rights	Software	Licenses and other rights	Customer base	Advance payments	Total

Acquisition costs
Balance as of 1 January 2007	58,048	21,392	2,287	196,510	220	278,457
Change in the scope of consolidated financial statements	0	2	0	0	0	2
Exchange rate differences	0	0	2	0	0	2
Additions	0	10,239	868	0	463	11,570
Disposals	0	-1,896	0	-4,759	0	-6,655
Reclassifications/transfers	0	220	0	0	-220	0
Balance as of 31 Dec. 2007	58,048	29,957	3,157	191,751	463	283,376
Accumulated amortisation
Balance as of 1 January 2007	9,675	14,193	2,107	155,632	0	181,607
Exchange rate differences	0	-186	0	0	0	-186
Amortisation	19,349	8,656	217	10,983	0	39,205
Impairment	0	0	0	4,114	0	4,114
Disposals	0	-1,896	0	-4,757	0	-6,653
Balance as of 31 Dec. 2007	29,024	20,767	2,324	165,972	0	218,087

CARRYING AMOUNT AS OF 31 DECEMBER 2007	29,024	9,190	833	25,779	463	65,289
CARRYING AMOUNT AS OF 31 DECEMBER 2006	48,373	7,198	180	40,878	220	96,849

Marketing rights
In 2006, bwin acquired rights to the international marketing of the first and second German Soccer Leagues from DFL Deutsche Fussball Liga GmbH in the amount of EUR 58,048 thousand for the seasons 2006/2007 up to and including 2008/2009. These marketing rights were amortised over their useful life of three years. Marketing of the rights was effected mainly through agreements with international sublicensees, mainly TV and radio stations. The contractual relationship with DFL ended with the end of the 2008/2009 season and was not extended.

Licenses and other rights
This item mainly includes rights of use of airplanes, which have a useful life of five years. bwin Group holds licenses for games of chance (partially only for individual segments) in Austria, Gibraltar, Italy, Argentina, South Africa and Germany. Additionally, bwin Group holds an e-money license and a payment institution license in the UK. These licenses are only partially recognised as assets within bwin Group as the fees payable on a yearly basis are minor.

Customer base
In July 2005, the Company acquired a customer base as well as two domains from NOMATO Investments Ltd. In January 2006, as part of the Ongame acquisition, the Company acquired a customer base amounting to EUR 171 million, which is amortised over a period of five years. As part of the acquisition of Gioco Digitale group, the Company acquired customer bases amounting to EUR 52 million in October 2009 (see note on acquisitions).

The useful life of the customer base is five years, and the average remaining useful life is 4.3 years (2008: 2 years; 2007: 3 years).

(b) Intangible assets with indefinite useful lives

EUR 000	Brand name	Goodwill	Total

Acquisition costs
Balance as of 1 January 2009	39,000	330,029	369,029
Change in the scope of consolidated historical financial	12,298	76,229	88,527
information
Disposals	0	-1,570	-1,570
Balance as of 31 December 2009	51,298	404,688	455,986
Accumulated impairment
Balance as of 1 January 2009	39,000	311,779	350,779
Disposals	0	-1,570	-1,570
Balance as of 31 December 2009	39,000	310,209	349,209

CARRYING AMOUNT AS OF 31 December 2009	12,298	94,479	106,777
CARRYING AMOUNT AS OF 31 December 2008	0	18,250	18,250

EUR 000	Brand name	Goodwill	Total

Acquisition costs
Balance as of 1 January 2008	39,000	332,640	371,640
Additions	0	-2,611	-2,611
Balance as of 31 December 2008	39,000	330,029	369,029
Accumulated impairment
Balance as of 1 January 2008	32,868	307,197	340,065
Impairments	6,132	7,193	13,325
Subsequent reduction of acquisition cost	0	-2,611	-2,611
Balance as of 31 December 2008	39,000	311,779	350,779

CARRYING AMOUNT AS OF 31 December 2008	0	18,250	18,250
CARRYING AMOUNT AS OF 31 December 2007	6,132	25,443	31,575

EUR 000	Brand name	Goodwill	Total

Acquisition costs
Balance as of 1 January 2007	39,000	400,702	439,702
Additions	0	-68,062	-68,062
Balance as of 31 December 2007	39,000	332,640	371,640
Accumulated impairment
Balance as of 1 January 2007	31,300	372,423	403,723
Impairments	1,568	2,836	4,404
Revaluations	0	-68,062	-68,062
Balance as of 31 December 2007	32,868	307,197	340,065

CARRYING AMOUNT AS OF 31 December 2007	6,132	25,443	31,575
CARRYING AMOUNT AS OF 31 December 2006	7,700	28,279	35,979

In October 2009, bwin acquired goodwill and brand names resulting from the acquisition of the Gioco Digitale group amounting to EUR 76.2 million and EUR 12.3 million, respectively. Brand names was classified as assets with an indefinite useful life, as they do not have a product life cycle, nor are they subject to technical, technological or commercial wear and tear or amortisation. The period over which the Company has control over the brand names is not limited, either.

In January 2006, bwin acquired brand names and goodwill resulting from the acquisition of the Ongame group. In 2008 and 2007, goodwill was reduced by EUR 2,611 thousand and EUR 68,062, respectively, due to the subsequent agreement to waive the conditional purchase price liability. Please refer to note (22) and “Acquisitions” for further information on impairment charges recorded.

Goodwill and brand names are allocated as follows:

Goodwill and brand names 2009

EUR 000	Goodwill	Brand name	Total

Gioco Digitale Group	76,229	12,298	88,527
CGU Poker / Europe, rest of the world resulting from acquisition of the Ongame Group	17,836	0	17,836
CGU Casino / Europe, rest of the world resulting from acquisition of the Ongame Group	414	0	414

CARRYING AMOUNT AS OF 31 December 2009	94,479	12,298	106,777

Goodwill and brand names resulting from the acquisition of the Gioco Digitale Group could not be allocated to the individual CGUs, but relate to the entire CGU portfolio acquired (poker, casino, sports betting, and games) in Italy.

Goodwill and brand names 2008

EUR 000	Goodwill	Brand name	Total

Poker / Europe, rest of the world resulting from acquisition of the Ongame Group	17,836	0	17,836
Casino / Europe, rest of the world resulting from acquisition of the Ongame Group	414	0	414

CARRYING AMOUNT AS OF 31 December 2008	18,250	0	18,250

Goodwill and brand names 2007

EUR 000	Goodwill	Brand name	Total

Poker / Canada	0	1,868	1,868
Poker / Europe, rest of the world resulting from acquisition of the Ongame Group	25,030	3,042	28,072
Casino / Canada	0	364	364
Casino / Europe, rest of the world resulting from acquisition of the Ongame Group	413	858	1,271

CARRYING AMOUNT AS OF 31 December 2007	25,443	6,132	31,575

(2) PLANT AND EQUIPMENT

EUR 000	Leasehold improvements	Operating and office equipment	Advance payments and plant under construction	Total

Acquisition costs
Balance as of 1 January 2009	2,959	42,128	400	45,487
Change in the scope of consolidated historical financial information	523	1,453	—	1,976
Exchange rate differences	19	487	—	506
Additions	540	11,774	—	12,314
Disposals	—	-2,292	—	-2,292
Reclassifications/transfers	307	87	-394	—
Balance as of 31 December 2009	4,348	53,637	6	57,991
Accumulated depreciation
Balance as of 1 January 2009	1,131	22,309	—	23,440
Change in the scope of consolidated historical financial information	225	328	—	553
Exchange rate differences	9	173	—	182
Depreciation	750	9,463	—	10,213
Disposals	—	-1,723	—	-1,723
Balance as of 31 December 2009	2,115	30,550	—	32,665

CARRYING AMOUNT AS OF 31 Dec. 2009	2,233	23,087	6	25,326
CARRYING AMOUNT AS OF 31 Dec. 2008	1,828	19,819	400	22,047

EUR 000	Leasehold improvements	Operating and office equipment	Advance payments and plant under construction	Total

Acquisition costs
Balance as of 1 January 2008	2,364	37,237	41	39,642
Change in the scope of consolidated historical financial information	—	—	—	—
Exchange rate differences	-59	-424	—	-483
Additions	690	11,700	400	12,790
Disposals	-36	-6,426	—	-6,462
Reclassifications/transfers	—	41	-41	—
Balance as of 31 December 2008	2,959	42,128	400	45,487
Accumulated depreciation
Balance as of 1 January 2008	618	18,316	—	18,934
Exchange rate differences	-25	-627	—	-652
Depreciation	568	10,006	—	10,574
Disposals	-30	-5,386	—	-5,416
Balance as of 31 December 2008	1,131	22,309	—	23,440

CARRYING AMOUNT AS OF 31 Dec. 2008	1,828	19,819	400	22,047
CARRYING AMOUNT AS OF 31 Dec. 2007	1,746	18,921	41	20,708

EUR 000	Leasehold improvements	Operating and office equipment	Advance payments and plant under construction	Total

Acquisition costs
Balance as of 1 January 2007	1,259	26,398	582	28,239
Change in the scope of consolidated historical financial information	—	161	—	161
Exchange rate differences	-28	-441	—	-469
Additions	1,461	11,557	41	13,059
Disposals	-328	-1,020	—	-1,348
Reclassifications/transfers	—	582	-582	—
Balance as of 31 December 2007	2,364	37,237	41	39,642
Accumulated depreciation
Balance as of 1 January 2007	343	9,636	—	9,979
Change in the scope of consolidated historical financial information	—	22	—	22
Exchange rate differences	-8	-145	—	-153
Depreciation	453	9,091	—	9,544
Impairment	—	620	—	620
Disposals	-170	-908	—	-1,078
Balance as of 31 December 2007	618	18,316	—	18,934

CARRYING AMOUNT AS OF 31 Dec. 2007	1,746	18,921	41	20,708
CARRYING AMOUNT AS OF 31 Dec. 2006	916	16,762	582	18,260

The additions to operating and office equipment mainly relate to servers and hardware.

(3) FINANCIAL ASSETS

EUR 000	Other loans	Marketable securities (available for sale)	Investments in affiliated companies	Total

Acquisition costs
Balance as of 1 January 2009	4,145	3,244	92	7,481
Transfer to at-equity accounted investments	-4,317	-3,244	—	-7,561
Additions	1,969	—	136	2,105
Disposals	-1,797	—	—	-1,797
Balance as of 31 December 2009	—	—	228	228
Accumulated impairments/reversals of impairments
Balance as of 1 January 2009	815	1,306	—	2,121
Impairments	774	—	—	774
Disposals	-1,589	—	—	-1,589
Transfer to at-equity accounted investments	—	-1,306	—	-1,306
Balance as of 31 December 2009	—	—	—	—

CARRYING AMOUNT AS OF 31 Dec. 2009	—	—	228	228
CARRYING AMOUNT AS OF 31 Dec. 2008	3,330	1,938	92	5,360

EUR 000	Other loans	Marketable securities (available for sale)	Investments in affiliated companies	Total

Acquisition costs
Balance as of 1 January 2008	—	2,657	92	2,749
Additions	4,145	587	—	4,732
Balance as of 31 December 2008	4,145	3,244	92	7,481
Accumulated impairments/reversals of impairments
Balance as of 1 January 2008	—	-2,129	—	-2,129
Impairments	815	3,435	—	4,250
Balance as of 31 December 2008	815	1,306	—	2,121

CARRYING AMOUNT AS OF 31 Dec. 2008	3,330	1,938	92	5,360
CARRYING AMOUNT AS OF 31 Dec. 2007	—	4,786	92	4,878

EUR 000	Other loans	Marketable securities (available for sale)	Investments in affiliated companies	Other Securities (available for sale)	Total

Acquisition costs
Balance as of 1 January 2007	300	2,660	65	67	3,092
Change in reporting entities	—	—	-37	—	-37
Exchange rate differences	—	—	-2	—	-2
Additions	—	—	66	—	66
Disposals	-300	-3	—	-67	-370
Balance as of 31 December 2007	—	2,657	92	—	2,749
Accumulated impairments/reversals of impairments
Balance as of 1 January 2007	300	-2,462	—	-41	-2,203
Impairments	—	333	—	—	333
Disposals	-300	—	—	41	-259
Balance as of 31 December 2007	—	-2,129	—	—	-2,129

CARRYING AMOUNT AS OF 31 Dec. 2007	—	4,786	92	—	4,878
CARRYING AMOUNT AS OF 31 Dec. 2006	—	5,122	65	108	5,295

Other loans of the previous year mainly relate to loans granted to Betbull Holding SE and BETBULL BWIN ESPAÑA, S.A. In the course of establishing BETBULL BWIN ESPAÑA, S.A, bwin subscribed to interest bearing convertible bond of Betbull Holding SE in an amount of EUR 2,500 thousand. The convertible bond entitled bwin to receive shares in Betbull Holding SE instead of repayment in the case of issue. The Company also granted an interest-bearing loan to BETBULL BWIN ESPAÑA, S.A amounting to EUR 1,495 thousand. In 2009 the convertible bond and the loan to BETBULL BWIN ESPAÑA were exchanged for shares in Betbull Holding SE. Since bwin obtained significant influence over the entity, the investment is included in the consolidated historical financial information using the equity method as of the fiscal year 2009 (see note on investments consolidated using the equity method)

Impairment charges recognised during the previous financial year relate to the impairment of the loan to BETBULL BWIN ESPAÑA, S.A. and to changes in the fair value of the shares in Betbull Holding SE partly recognised in profit or loss.

Investments in affiliated companies relate to entities not consolidated due to their insignificance.

(4) At-equity accounted investments

At-equity accounted investments

EUR 000	2009

Acquisition costs
Balance as of 1 January 2009	2,332
Transfer from financial assets	6,233
Balance as of 31 December 2009	8,565

Accumulated changes
Balance as of 1 January 2009	-1,782
Result from at-equity accounted investments	78
Distributed share in profits	4,067
Balance as of 31 December 2009	2,363

CARRYING AMOUNT AS OF 31 DECEMBER 2009	6,202
CARRYING AMOUNT AS OF 31 DECEMBER 2008	4,114

The result from at-equity accounted investments includes in particular the proportionate results amounting to EUR 871 thousand and expenses (net impairment losses) resulting from the measurement of the investment in Betbull Holding SE amounting to EUR 927 thousand. Measurement as of the reporting date was based on the recoverable amount totaling EUR 4,682 thousand, which was derived from the stock market price (EUR 1.16 per share).

In 2009, an impairment amounting to EUR 774 thousand related to loans granted to companies previously classified as associated companies was recognised in the item “result from at-equity accounted investments” in the profit & loss statement for the financial year 2009.

At-equity accounted investments

EUR 000	2008

Acquisition costs
Balance as of 1 January 2008	2,330
Additions	2
Balance as of 31 December 2008	2,332
Accumulated changes
Balance as of 1 January 2008	787
Result from at-equity accounted investments	-4,057
Distributed share in profits	1,488
Balance as of 31 December 2008	-1,782

CARRYING AMOUNT AS OF 31 DECEMBER 2008	4,114
CARRYING AMOUNT AS OF 31 DECEMBER 2007	1,543

In addition to the proportionate results, the Company recognised impairment charges related to these investments of EUR 815 in 2008.

At-equity accounted investments

EUR 000	2007

Acquisition costs
Balance as of 1 January 2007	2,301
Additions	29
Balance as of 31 December 2007	2,330

Accumulated changes
Balance as of 1 January 2007	1,857
Result from at-equity accounted investments	-1,489
Amortisation	152
Distributed share in profits	267
Balance as of 31 December 2007	787

CARRYING AMOUNT AS OF 31 DECEMBER 2007	1,543
CARRYING AMOUNT AS OF 31 DECEMBER 2006	444

The Company has also agreed to bear certain expenses, in particular marketing expenses and general fees for its cooperation partners. Please refer to the note “Other obligations and contingent liabilities”.

The aggregate financial information of at-equity accounted investments can be summarised as follows:

Financial information of at-equity accounted investments

EUR 000	2009		2008		2007

	total	proportionate	total	proportionate	total

BALANCE
Non-current assets	18,999	7,059	1,101	543	508
Current assets	10,807	4,334	14,350	7,165	11,323

Total assets	29,806	11,393	15,451	7,708	11,831
Shareholders’ equity	24,733	9,362	2,489	1,262	1,707
Non-current liabilities	—	—	—	—	487
Current liabilities	5,073	2,031	12,962	6,446	9,637

Total shareholders’ equity and liabilities	29,806	11,393	15,451	7,708	11,831

EUR 000	2009		2008		2007

	total	proportionate	total	proportionate	total

INCOME STATEMENT
Revenues	36,165	16,324	39,192	19,596	43,578
Operating expenses	-35,855	-15,889	-35,578	-17,772	-41,709
Depreciation/amortisation	-4,529	-1,688	-140	-70	-163
Financial result	-116	-37	216	108	700
Income taxes	-319	-159	-724	-362	-373

Profit/loss for the period	-4,654	-1,449	2,966	1,500	2,033

(5) DEFERRED TAXES
The following deferred taxes were recognised for temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their relevant tax bases:

Deferred taxes

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Intangible assets	405	298	471
Property and equipment	0	0	190
Financial assets	3,750	1,199	1,411
Provisions for severance payments and accrued holidays	152	111	74
Other provisions and liabilities	327	17	15

Deferred tax assets	4,634	1,625	2,161
Financial assets	-11	0	-533
Intangible assets	-29,816	-5,559	-7,946
Marketable securities	-883	-398	-715
Cash flow hedge	-229	0	0
Depreciation of plant and equipment on a pro rata temporis basis	-285	0	0
Prepaid expenses	0	0	-85

Deferred tax liabilities	-31,224	-5,957	-9,279

Total deferred taxes	-26,590	-4,332	-7,118

of which deferred tax assets	225	256	419
of which deferred tax liabilities	-26,815	-4,588	-7,537

Calculations of deferred taxes were based on the respective local corporate tax rates in effect.

The change in deferred taxes was recorded as follows:

Change in deferred taxes

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Change in deferred taxes recognised in the income statement	407	1,023	609
Change in deferred taxes – change in tax rates	536	914	-5,302
Change due to acquisitions	-22,436	0	0
Change recorded directly in shareholders’ equity	-765	849	-69

Change in deferred taxes	-22,258	2,786	-4,762

The change in tax rates related mainly to a subsidiary in Gibraltar. In 2009, the applicable tax rate decreased from 27% to 22%, therefore, a tax benefit of EUR 536 thousand related to customer bases was recognised. In 2008, the change in tax rates also related to a subsidiary in Gibraltar. In 2008, the tax rate decreased from 33% to 27% and therefore, a tax benefit amounting to EUR 1,063 thousand relating to customer bases was recognised. Another change in corporate tax rate for the subsidiaries on Gibraltar is expected for 2011. In 2007, the change in tax rates also related to a subsidiary in Gibraltar. In 2007, the tax rate increased from 0% to 33% and therefore, a tax expense amounting to EUR 5,302 thousand relating to customer bases was recognised.

For the following items, income taxes were recognised directly in equity:

Income taxes recognised directly in equity

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Deferred income taxes
Afs- reserve (marketable securities)	-536	317	-152
Cash flow hedge	-229	0	0
Afs- reserve (financial assets available for sale)	0	532	83

Total	-765	849	-69

The income tax benefit/expense contains the following items:

Income tax benefit/expense

EUR 000	2009	2008	2007

Change in deferred taxes recognised through profit and loss	943	1,937	-4,693
Current taxes	-3,240	-1,138	-919
Prior period taxes	-1,031	0	-320

Tax expense/benefit	-3,328	799	-5,932

bwin is currently subject to a tax audit for the years 2002 to 2004 for corporation tax, value-added tax, summary returns, contributions to the chamber of commerce and capital gains tax. The item “prior period taxes” comprises of taxes in the amount of EUR 1,031 thousand (2008: nil; 2007: EUR 320 thousand) for impending charges for the years 2002 to 2008.

The following is a reconciliation between the income taxes calculated on the basis on the applicable tax rates and the amount presented in the consolidated income statement:

Differences between calculated and reported income tax

EUR 000	2009	2008	2007

Profit/loss before tax	49,464	-13,560	56,291
Calculated tax income/expense (25%)	-12,366	3,390	-14,073
Higher/lower tax expense due to different tax rates	-2,937	11,348	2,792
Deferred tax assets not recognised	12,679	-10,843	12,631
Use of tax loss carry forwards for which no deferred tax assets have been recognised	861	0	0
Impairment of goodwill	0	-2,014	-354
Change in tax rate	536	914	-5,302
Share-based payments	-1,227	-1,793	-2,344
Prior period taxes	-1,031	0	-320
Other	157	-203	1,038

Tax expense/income recognised	-3,328	799	-5,932

In total, loss carry-forwards amount to EUR 230,348 thousand (2008: EUR 203,943 thousand; 2007: EUR 120,689 thousand), for which no deferred tax assets were recognised. Of these total loss carry-forwards, an amount of EUR 215,935 thousand (2008: EUR 190,026 thousand; 2007: EUR 112,128 thousand) can be carried forward indefinitely, and an amount of EUR 14,413 thousand will expire between 2011 and 2018 (2008: EUR 13,917 thousand to expire between 2011 and 2023; 2007: EUR 8,561 thousand to expire between 2012 and 2022). Deferred taxes amounting to EUR 12,679 thousand (2008: EUR -10,843 thousand; 2007: EUR 12,631 thousand) related to loss carry-forwards and future temporary deductible differences were not recognised.

No deferred taxes were recognised for at-equity accounted investments. In total there were temporary differences in the amount of EUR 810 thousand (2008: EUR -1,770 thousand; 2007: EUR +787 thousand) that would result in deferred tax assets (+) and in deferred tax liabilities (-) amounting to EUR 230 thousand (2008: EUR -442 thousand; 2007: EUR +197 thousand), respectively.

No deferred tax assets were recognised for temporary differences between the Company’s share in the equity of its subsidiaries and their tax bases since bwin does not expect these differences to reverse within a reasonable time.

(6) INVENTORIES

The item inventories relates entirely to merchandise. Inventory write-downs due to decreased net sales prices amounting to EUR 117 thousand (2008: nil; 2007: nil) were recorded. The total cost of goods sold in the financial year was EUR 1,055 thousand (2008: EUR 361 thousand; 2007: EUR 31 thousand).

(7) RECEIVABLES, OTHER ASSETS AND PREPAID EXPENSES

Receivables, other assets and prepaid expenses

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Payment processing clearing accounts	29,477	26,706	24,120
Receivables from affiliated companies	156	18	0
Receivables from at-equity accounted companies	204	0	8,237
Receivables from marketing of German Soccer League rights	568	3,700	4,159
Trade accounts receivables	5,259	6,635	7,016
Interest and earnings in funds of funds	603	617	524
Security deposits	1,682	789	419
Receivables - commissions from sublicensing of German Soccer League rights	5,493	7,441	0
Other	12,136	2,033	6,790

Other financial assets	55,578	47,939	51,265
Balances on tax authorities’ accounts	9,324	5,776	5,463
Prepaid expenses	6,866	9,237	9,115

Other non-financial assets	16,190	15,013	14,578

Total	71,768	62,952	65,843

The item payment processing clearing accounts relates mainly to processing of Internet payments via clearing houses.

The item other receivables includes receivables from members of Executive Board of EUR 5,900 thousand (2008: nil; 2007: nil) relating to personnel related taxes. Due to the Company’s obligation to pay these taxes, a provision in the same amount was recorded (see note 12).

The item prepaid expenses relates mainly to prepaid advertising services.

(8) MARKETABLE SECURITIES

Marketable securities consist of the following items:

Marketable securities

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Fund of funds	19,504	17,746	18,867
Other investment funds	9,585	8,868	8,505
Bonds	2,630	1,505	0

Total	31,719	28,119	27,372

Shares in investment funds totalling EUR 3,000 thousand (2008: EUR 3,000 thousand; 2007: EUR 0 thousand) have been pledged as security for a bank guarantee in respect of the licence granted to BETBULL BWIN ESPAÑA S.A. since 2008.

(9) CASH AND CASH EQUIVALENTS

Cash and cash equivalents

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Cash in banks	153,109	106,341	81,574
Cash in funds of funds	6	2	6
Cash on hand	24	29	33

Total	153,139	106,372	81,613

EUR 3,038 thousand (2008: EUR 3,079 thousand; 2007: EUR 2,777 thousand) of total cash in banks served as guarantee for credit card transactions. Additionally, an amount of EUR 15,000 thousand (2008: EUR 15,000 thousand; 2007: EUR 8,000 thousand) related to a marketing agreement was deposited in a restricted account. This guarantee will be adjusted to the terms of the new contract and is expected to be increased by EUR 2,000 thousand in 2010. Furthermore, cash amounting to another EUR 3,000 thousand was pledged as security of a bank guarantee in respect of the license granted to BETBULL BWIN ESPAÑA S.A.

(10) SHAREHOLDERS’ EQUITY

The share capital reported is the nominal capital of bwin AG amounting to EUR 35,718 thousand (2008: EUR 32,731 thousand; 2007: EUR 32,685 thousand). It is divided into 35,717,696 non-par value bearer shares (2008: 32,730,718 non-par value bearer shares; 2007: 32,684,778 non-par value bearer shares). The capital increases effected in 2009 amounting to EUR 2,987 thousand relate to the exercise of options from conditional capital amounting to EUR 629 thousand and from the authorised capital amounting to EUR 58 thousand and to capital increases in connection with the acquisition of the Gioco Digitale group amounting to EUR 2,300 thousand, respectively. Issue costs recognised in equity mainly result from this capital increase.

The capital increases effected in 2008 and 2007 amounting to EUR 46 thousand and EUR 81,7 respectively related exclusively to options from conditional capital.

Additional paid-in capital includes share premiums as well as the fair value of rights acquired with share-based-payments as well as stock options granted and exercised as a result of acquisitions or under the Employee Stock Option Plan (ESOP). The appropriated capital reserve was partially released in 2008 to offset retained losses and the loss of the current period of bwin AG.

Non-controlling interests relate to interests of other shareholders in the UnitedGames group as well as to shares of other shareholders in BWIN Mexico S.A. de C.V., of which the latter are reported at a value of nil (2008: nil; 2007: nil) due to loss allocations.

(11) EMPLOYEE BENEFIT OBLIGATION

The provision for severance payments mainly relates to Austrian and Italian employees. In line with current developments, calculation of this obligation for Austrian employees was based on a retirement age of 62 years unless agreed otherwise in individual employment contracts. The calculation was also based on a discount rate of 5% (2008: 6%; 2007: 5.5%), and an annual rate of compensation increase of 4% (2008: 4%; 2007: 4%).

The following table provides a reconciliation of the changes in severance benefit obligations for the years ended 31 December 2009, 2008 and 2007:

Employee benefit obligation

EUR 000	2009	2008	2007

Defined benefit obligation (DBO) as at the beginning of the period	358	285	329
Service cost	110	45	63
Interest cost	23	15	17
Benefits paid	0	-15	-59
Actuarial losses/gains	60	5	-65
Change in the scope of consolidated financial statements	181	23	0

Defined benefit obligation (DBO) as at the beginning of the period	732	358	285

(12) OTHER PROVISIONS

As in 2008 and 2007, all other provisions were classified as current as of 31 December 2009. The following is a reconciliation of other provisions for the year ended 31 December 2009:

Other provisions

EUR 000	Balance as of 1 Jan. 2009	Change in the scope of consolidated financial statements	Use	Reversal	Additions	Balance as of 31 Dec. 2009

Taxes	1,444	2,575	-1,513	-2,836	4,673	4,343
Accrued outstanding vacation	4,199	455	-155	0	981	5,480
Legal, audit and consulting fees	1,709	1,366	-554	-126	1,060	3,455
Marketing	6,021	0	-5,201	-760	7,408	7,468
Staff-related provisions	1,845	0	-199	-512	1,855	2,989
Other	4,033	38	-3,065	-296	9,783	10,493

Total	19,251	4,434	-10,686	-4,530	25,760	34,228

Reversals of provisions are recorded in the line item in which the expense was originally recorded.

The additions to the provision for legal, audit and consulting fees mainly relates to fees for legal services in respect of administrative and legal proceedings.

Other provisions are recognised for impending risks related to credit card chargeback’s, the liability for personnel related taxes amounting to EUR 6,832 thousand (2008: nil; 2007: nil), and for commissions.

All provisions relate to items for which payment is expected in the following year.

(13) CURRENT LIABILITIES AND DEFERRED INCOME

Current liabilities and deferred income

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Liabilities due to associated companies	0	1,618	0
Trade accounts payable	26,397	29,970	35,095
Bettors’ clearing account	88,047	77,042	62,075
Liability resulting from the acquisition of the Gioco Digitale group	20,000	0	0
Liability resulting from the acquisition of the DSG Deutsche Sportwett Gesellschaft mbH	293	0	0
Liability resulting from the put-option (bwin Interactive Entertainment SA (PTY) Ltd)	120	0	0
Liabilities resulting from marketing rights	0	10,999	20,379
Payment processing clearing account	4,281	4,078	3,467
Other payroll related liabilities	2,425	546	149
Other	560	310	62

Financial liabilities	142,123	124,563	121,227
Social security related liabilities	2,143	1,451	1,079
Tax liabilities	8,072	3,501	638
Deferred income	2,782	5,162	4,621

Other non-financial liabilities	12,997	10,114	6,338

Total	155,120	134,677	127,565

Deferred income relates to betting stakes in the amount of EUR 2,598 thousand (2008: EUR 1,976 thousand; 2007: EUR 2,337 thousand) already charged to the bettor’s accounts before the reporting date (pending bets) and where the related sporting events take place after the reporting date (for the most part in January of 2010). Nil (2008: EUR 2,589 thousand; 2007: EUR 1,918 thousand) also related to prepayments by German Soccer League sublicensees.

For more detail on the liabilities resulting from the acquisition of the Gioco Digitale group AND the put-option regarding bwin Interactive Entertainment SA (PTY) Ltd. see note on acquisitions.

(14) NON-CURRENT LIABILITIES

Non-current liabilities

EUR 000	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007

Liability resulting from the acquisition of the Gioco Digitale group	5,000	0	0
Liability resulting from the acquisition of the DSG Deutsche Sportwett Gesellschaft mbH	514	0	0

Liability resulting from marketing rights	0	0	11,049

Contingent purchase price liability from acquisition of Ongame Group	0	0	2,857

Total	5,514	0	13,906

For more detail on the liabilities resulting from the acquisition of the Gioco Digitale group see note on acquisitions.

(15) NET REVENUES AND OPERATING SEGMENTS

The information on operating segments was adjusted to the new rules of IFRS 8 in 2009. IFRS 8 requires entities to identify their operating segments based on the decision making process of the entity (management approach). Management controls the Company (the Group) based on the information on the products offered (sport betting, poker, casino and games) and other services (payments, DFL). In addition, bwin e.K. is fully consolidated on a pro-forma basis within sports betting for the purpose of providing management information. Management information on the segment level mainly relates to information on the activities in the segments (number of players, gross revenues). Management of results is primarily based on the key ratios EBITDA and EBIT at Group level.

The Group operates in the segments of sports betting, poker, casinos and games. The sports betting segment comprises not only conventional sports betting, but also LIVE betting, where bwin Group plays a leading role internationally. The casino and games segment comprises roulette, blackjack and virtual games. In the poker segment, the Company offers a multiplayer poker application in the field of B2C and B2B. In addition to these segments, the bwin Group extended its marketing portfolio by acquiring the international rights to market the games of the first and second divisions of the German Soccer League in 2006. Additionally, since 2008, bwin Group has been developing and offering services related to the clearing of payments (“Payment Service Providing”). Since these segments are not part of the Group’s core business and due to lack of significance, they are combined and reported in other segments.

In 2009, information on operating segments was provided based on the management approach and the 2007 and 2008 figures were adjusted accordingly.

2009

EUR 000	Poker	Casino & Games	Sports betting	Other Segments (DFL and payments)	Total	Consolidation	Elimination bwin e.K.	Group total

Betting turnover	—	—	3,052,004	—	3,052,004	—	-9	3,051,995
Customer winnings	—	—	-2,825,688	—	-2,825,688	—	—	-2,825,688
Segment gross revenues	118,779	101,544	226,316	—	446,640	—	-9	446,631

Sales commissions	—	—	—	—	—	—	-18,929	-18,929
Customer bonuses (incl. loyalty programs, net of inactivity and deposit fee)	-17,811	-3,339	-21,500	—	-42,651	—	2,097	-40,554

Segment net revenues	100,968	98,205	204,816	—	403,989	—	-16,841	387,148

Other operating income

From transactions with external customers	12,416	2,050	5,507	844	20,817		6,061	26,878
From transactions with other segments	16,081	4,696	9,914	7,683	38,374	-38,374	—	—

Segment revenues	129,465	104,951	220,237	8,527	463,180	-38,374	-10,780	414,026

Cost of sales	-8,049	-481	-4,306	—	-12,836	—	—	-12,836

Gross profit	121,416	104,470	215,931	8,527	450,344	-38,374	-10,780	401,190

Segment expenses	-102,726	-77,505	-179,517	1,295	-358,451	38,374	8,318	-311,761

Segment EBITDA	18,690	26,965	36,414	9,822	91,891	—	-2,462	89,429

Depreciation and amortisation	-13,895	-5,007	-10,810	-10,942	-40,654	—	97	-40,557
Impairments	—	—	—	—	—	—	—	—
Reversals of impairment charges	—	—	—	—	—	—	—	—

Segment EBIT	4,795	21,958	25,604	-1,120	51,237	—	-2,365	48,872

Segment non-current assets	167,761	18,623	41,396	7,205	234,983	—	1,265	236,250

2008

EUR 000	Poker	Casino & Games	Sports betting	Other Segments (DFL and payments)	Total	Consol entries	Elimination bwin e.K.	Group total

Betting turnover	—	—
			2,927,421	—	2,927,421	—	-11	2,927,410
Customer winnings	—	—
			-2,692,056	—	-2,692,056	—	—	-2,692,056
Segment gross revenues	94,230	91,256	235,365	—	420,851	—	-11	420,840

Sales commissions	—	—	—	—	—	—	-38,265	-38,265
Customer bonuses (incl. loyalty programs, net of inactivity and deposit fee)	-11,023	-1,074	-24,204	—	-36,301	—	5,833	-30,468

Segment net revenues	83,207	90,182	211,161	—	384,550	—	-32,443	352,107

Other operating income
From transactions with external customers	9,668	877	3,933	20,763	33,487		10,579	44,066
From transactions with other segments	—	—	—	5,545	5,545	-5,545	—	—

Segment revenues	92,875	89,305	215,094	26,308	423,582	-5,545	-21,864	396,173

Cost of sales	-602	-538	-4,192	—	-5,333	—	—	-5,333

Gross profit	92,273	88,767	210,902	26,308	418,249	-5,545	-21,864	390,840

Segment expenses	-96,136	-74,056	-194,900	-5,129	-370,222	5,545	16,524	-348,153

Segment EBITDA	-3,863	14,711	16,002	21,179	48,028	—	-5,339	42,688

Depreciation and amortisation	-8,357	-6,352	-15,494	-19,793	-49,996	—	140	-49,856
Impairments	-12,103	-1,222	—	—	-13,325	—	—	-13,325
Reduction in contingent purchase price	2,007	604	—	—	2,611	—	—	2,611

Segment EBIT	-22,316	7,741	507	1,385	-12,683	—	-5,199	-17,882

Segment non-current assets	38,904	11,835	22,939	14,032	87,711	—	3,797	91,509

2007

EUR 000	Poker	Casino & Games	Sports betting	Other Segments (DFL and payments)	Total	Elimination bwin e.K.	Group total

Betting turnover	—		2,227,202	—		-12	2,927,410
Customer winnings	—		-2,032,889	—		—	-2,692,056
Segment gross revenues	82,506	76,720	194,313	—	353,539	-12	353,527

Sales commissions	—	—	—	—	—	-37,484	-37,484
Customer bonuses (incl. loyalty programs, net of inactivity and deposit fee)	-6,262	603	-18,344	—	-24,003	5,118	-18,885

Segment net revenues	76,244	77,323	175,969	—	329,536	-32,378	297,159

Other operating income
From transactions with external customers	526	-292	6,600	25,692	32,527	10,006	42,532
From transactions with other segments	—	—	—	—	—	—	—

Segment revenues	76,770	77,031	182,569	25,692	362,063	-22,372	339,691

Cost of sales	—	-627	-3,944	—	-4,571	—	-4,571

Gross profit	76,770	76,404	178,625	25,692	357,492	-22,372	335,120

Segment expenses	-75,120	-60,203	-172,364	-6,281	-313,969	20,448	-293,521

Segment EBITDA	1,650	16,201	6,261	19,411	43,523	-1,924	41,599

Depreciation and amortisation	-11,227	-5,446	-13,039	-19,349	-49,061	311	-48,750
Impairments	-6,015	-1,553	-1,570	—	-9,138	—	-9,138
Reduction in contingent purchase price	52,314	15,748	—	—	68,062	—	68,062

Segment EBIT	36,722	24,950	-8,347	62	53,387	-1,612	51,773

Segment non-current assets	50,129	14,661	29,529	29,024	123,343	1,069	124,412

Information on regions
Information on regions is based on location of the players and is presented on a pro forma consolidated basis:

	Net revenues		Segment non-current assets

Region	2009	2008	2007	2009	2008	2007

Germany	102,621	91,454	86,810	26,721	28,443	45,294
Greece	44,807	45,135	33,443	9,878	10,164	12,484
Italy	48,488	26,661	22,376	156,215	6,571	7,813
France	27,090	24,544	20,079	5,988	5,543	7,542
Spain	26,267	26,091	22,599	5,820	5,881	8,438
Other regions	137,875	138,222	111,852	30,361	31,110	41,772
Total	387,148	352,107	297,159	234,983	87,711	123,343

(16) OTHER OPERATING INCOME

Other operating income

EUR 000	2009	2008	2007

Revenues from sublicensing of German soccer league marketing rights	14,554	29,267	28,790
Income from consulting services	6,696	11,376	10,627
Income from fees charged	891	763	9
Income from receivables from affiliated companies	91	0	0
Other	4,646	2,660	3,106

Total	26,878	44,066	42,532

(17) COST OF SALES

Cost of sales represents amounts expensed in relation to gaming duties.

(18) EXPENSES FOR SERVICES RECEIVED

Expenses for services received

EUR 000	2009	2008	2007

Services provided by third parties	24,169	30,312	16,711
Internet data line, internet charges	2,081	2,380	5,709
Calculation of betting odds	4,212	4,003	3,874
Information services	1,251	2,472	1,499
Commissions	684	641	0
Gaming Software Licence Fees	6,572	6,102	5,561
Other	892	815	684

Total	39,861	46,725	34,038

(19) PERSONNEL EXPENSES

Personnel expenses

EUR 000	2009	2008	2007

Salaries	66,330	61,020	46,405
Expenses for compulsory social security and payroll-related taxes and contributions	18,286	15,233	11,355
Share-based payments	8,048	14,181	16,889
Expenses for severance payments and contributions to severance payment funds	2,625	2,143	1,603
Other social benefits	1,606	1,824	1,238
Total	96,895	94,400	77,491
Less own work capitalised	-14,311	-9,170	-4,250
Total	82,584	85,230	73,241

In 2009, the Company paid EUR 620 thousand (2008: EUR 479 thousand; 2007: EUR 310 thousand) to the severance payment fund (VBV-Mitarbeitervorsorgekasse AG).

The number of employees is shown below:

Number of employees

	Reporting date			Average

	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007	2009	2008	2007
Employees	1,526	1,358	1,081	1,442	1,280	981
Freelance workers	44	51	63	48	59	68
Total	1,570	1,409	1,144	1,490	1,339	1,049

(20) MARKETING EXPENSES

Marketing expenses

EUR 000	2009	2008	2007

Offline advertising	19,804	43,566	28,489
Sponsoring	37,607	37,701	37,702
Online advertising	32,517	35,100	26,371
Other	9,038	7,167	5,912
Brand Management	37	13	0

Total	99,004	123,547	98,473

(21) OTHER OPERATING EXPENSES

Other operating expenses

EUR 000	2009	2008	2007

Bank charges	26,530	25,165	22,857
Legal, audit and consulting fees	17,604	19,910	27,616
Travel and communication expenses	7,916	8,303	6,539
Office expenses and personnel leasing	1,091	2,715	2,347
Foreign exchange	-627	1,659	-511
Rental and leasing expenses	11,747	9,575	7,323
Expenses attributable to office operations incl. software maintenance	6,336	5,522	4,357
License fees	1,839	2,765	1,650
Investor relations	242	164	165
Bad debt expense	613	674	304
Non-income taxes	470	1,044	434
Other	16,551	15,155	14,688

Total	90,312	92,651	87,769

In 2009, expenses for the auditor amounted to EUR 346 thousand, of which EUR 308 thousand (of which EUR 18 thousand relate to previous periods) relate to the audit of the consolidated financial statements (including the audit of the individual financial statements of affiliated entities) and EUR 38 thousand related to other services.

(22) DEPRECIATION, AMORTISATION, IMPAIRMENTS AND REDUCTION IN CONTINGENT PURCHASE PRICE

Depreciation/amortisation, impairments and reversals are composed of the following:

Depreciation, amortisation, impairments and reversals and reduction in contingent purchase price

EUR 000	2009	2008	2007

Depreciation and amortisation of
Software	9,501	10,155	8,656
Licenses	542	230	217
Customer bases	10,626	9,547	10,984
Marketing rights	9,675	19,349	19,349
Plant and equipment	10,213	10,573	9,544

	40,557	49,856	48,750
Impairment charges for
Brand names	—	6,132	1,568
Operating and office equipment	—	—	620
Customer bases	—	—	4,114
Goodwill	—	7,194	2,836

	—	13,326	9,138

Reduction in contingent purchase price	—	-2,611	-68,062

Total	40,557	60,570	-10,174

bwin carried out an impairment test of all CGUs of the Ongame Group and Gioco Digitale Group since intangible assets with indefinite useful lives had been allocated to these

CGUs. This impairment test was based on the determination of the recoverable amount at the respective reporting dates by means of the five-year medium-term business plan for the subgroups. This business plan was based on past experience and management’s best possible estimates of future developments.

For the purpose of determining the recoverable amount of each CGU, bwin estimated the cash inflows for a planning period of five years (detailed planning period) and beyond the five year period based on residual growth rates which 2009 was estimated to be 2.0% (2008: 2.0%; 2007: 2.0%)

The value in use of the CGUs was determined using the discounted cash flow method with a discount rate after tax of 14% (2008: 15%; 2007: 15%). The impairment recognised was determined by comparing the value in use to the carrying amounts of the intangible assets as well as plant and equipment attributable to the CGUs. The CGUs of the Ongame Group and of Gioco Digitale Group are defined by their product segments (sports betting, poker, casino and games) and differentiated by the geographical regions.

In 2009, the impairment testing did not result in any impairment charges. An increase in the discount rate of 1% and a decrease in the growth rate of 1% would not have resulted in impairment charges, either.

For the purpose of determining the recoverable amount of the CGUs of Gioco Digitale group, bwin assumed a yearly growth rate (CAGR) of 6.4% of gross revenues as well as a yearly growth rate (CAGR) of 22.5% of the contribution to net income for the detailed planning period beyond the budgeted period. Additionally, bwin based the calculation on the assumption that further products (in addition to online-poker and sport betting) will be admitted in Italy in the first half-year of 2010.

In 2008, the impairment testing resulted in impairment charges of EUR 13,325 thousand, of which an amount of EUR 7,193 thousand related to goodwill allocated to the “CGU poker /Europe, rest of the world resulting from the acquisition of the Ongame group”, an amount of EUR 4,910 thousand related to the brand name allocated to this CGU and an amount of EUR 1,222 thousand related to the brand name allocated to the “CGU Casino/Europe, rest of the world resulting from the acquisition of the Ongame group”. If the discount rate had been increased by 1% or the growth rate had been decreased by 1%, the impairment charges would have increased by EUR 3,198 thousand and EUR 1,765 thousand, respectively.

There was a reduction in the contingent purchase price in respect of the Ongame acquisition (see note “Acquisitions”), where the Company recorded a gain amounting to EUR 2,611 thousand in 2008 and EUR 68,062 thousand in 2007..

In 2007, an impairment charge of all CGU’s of the Ongame Group of EUR 7,568 thousand resulting from the impairment test was recorded. Of the total charge, EUR 6,015 thousand related to the Poker/Canada CGU (thereof EUR 1,266 thousand related to goodwill and EUR 1,174 thousand related to brand names) and EUR 1,553 thousand related to the Casino/Canada CGU (thereof EUR 0 thousand related to goodwill and EUR 394 thousand related to brand names). The remaining impairment charge relates to the impairment of goodwill resulting from the acquisition of DoubleM Media GmbH. If the discount rate had been increased by 1% or the growth rate had been decreased by 1%, the impairment charges would have increased by EUR 1,255 thousand and EUR 770 thousand, respectively.

Due to the renegotiated agreement in respect of the contingent purchase price liability from the Ongame acquisition, the Company recorded a gain amounting EUR 68,062 thousand in 2007.

(23) FINANCIAL RESULT

Financial result

EUR 000	2009	2008	2007

Income from
interest and related income	940	2,776	1,312
interest from financial investments	560	399	319
disposal of marketable securities	0	0	47
reversal of interest on contingent purchase price liability	0	246	6,409
Effects of consolidation	0	0	216
fair value changes of marketable securities	8	0	0

Financial income	1,508	3,421	8,303
Expenses on
impairments of other loans	0	-1,306	0
impairments of current marketable securities	0	-199	-4
interest and other expenses*	-63	-836	-1,526
interest on contingent purchase price liability	0	0	-3,594

Financial expenses	-63	-2,341	-5,124

Financial result	1,444	1,080	3,179

*) Mainly calculated interest expense from liabilities from marketing rights.

The financial result includes the following items:

2009	Net gains/losses
EUR 000	Impairment	Other *	Interest income	Interest expense	Other	Total

From cash and cash equivalents	0	0	940	-6	0	934
From loans and receivables	0	0	225	0	0	225
From marketable securities available for sale	0	0	335	0	8	343
From liabilities at amortised cost	0	0	0	-58	0	-58
Total Financial result	0	0	1,500	-64	8	1,444

2008	Net gains/losses
EUR 000	Impairment	Other *	Interest income	Interest expense	Other	Total

From cash and cash equivalents	0	0	2,776	-37	0	2,739
From loans and receivables	0	0	167	0	0	167
From marketable securities available for sale	-1,505	0	232	0	0	-1,273
From liabilities at amortised cost	0	0	0	-799	0	-799
Other	0	0	246	0	0	246
Total Financial result	-1,505	0	3,421	-836	0	1,080

2007	Net gains/losses
EUR 000	Impairment	Other *	Interest income	Interest expense	Other	Total

From cash and cash equivalents	0	0	1,250	0	0	1,250
From loans and receivables	0	0	62	0	0	62
From marketable securities available for sale	-4	47	319	0	0	362
From liabilities at amortised cost	0	0	0	-5,120	0	-5,120
Other	0	0	6,409	0	216	6,625
Total Financial result	-4	47	8,040	-5,120	216	3,179

*) Other net gains/losses comprise in particular gains/losses from fair value adjustments and from disposal.

(24) EARNINGS PER SHARE

Basic earnings per share was calculated on the basis of the weighted average of ordinary shares outstanding during the financial year. For the purpose of calculating diluted earnings per share, the weighted average was adjusted for potentially dilutive shares.

The following table is a reconciliation of the number of ordinary shares outstanding:

Reconciliation of the number of ordinary shares outstanding

Units

Outstanding capital 31 December 2006	32,382,794

Capital increase 4 May 2007	15,043
Capital increase 30 May 2007	56,433
Capital increase 7 September 2007	3,135
Transfer of treasury shares 30 September 2007	66,668
Capital increase 30 November 2007	7,119
Outstanding capital 31 December 2007	32,531,192

Capital increase 2 May 2008	11,726
Capital increase 29 May 2008	22,064
Capital increase 4 September 2008	10,195
Capital increase 4 December 2008	1,955
Outstanding capital 31 December 2008	32,577,132

Capital increase 1 May 2009	112,344
Capital increase 29 May 2009	157,801
Capital increase 18 June 2009	10,000
Capital increase 4 September 2009	58,895
Capital increase 31 October 2009	2,348,000
Capital increase 4 December 2009	299,938
Outstanding capital 31 December 2009	35,564,110
Treasury shares	153,586

Share capital reported 31 December 2009	35,717,696
Share capital reported 31 December 2008	32,730,718
Share capital reported 31 December 2007	32,684,778
Weighted average shares outstanding 2009	33,184,619
Weighted average shares outstanding 2008	32,555,462
Weighted average shares outstanding 2007	32,444,364

At the reporting date, share capital amounting to EUR 35,088,718 was registered in the companies’ register. Capital increases from conditional capital effected in 2009 became effective with issue of the respective share certificates, but will be registered with the companies’ register only in the following fiscal year. Capital increases from authorised capital are registered in the companies’ register.

The number of potentially dilutive shares in 2009 was 1,594,545 (2008: 127,447; 2007: 899,984) shares due to granted options (see “Options”). Diluted earnings per share were therefore calculated on the basis of 34,779,164 (2008: 32,682,909; 2007: 33,344,384) shares outstanding.

NOTES TO THE CASH FLOW STATEMENT

Cash and cash equivalents presented in the cash flow statement only include the balance-sheet item cash and cash equivalents. The cash flow statement was prepared using the indirect method and is presented in a separate statement. Note (9) contains details about the composition of the cash and cash equivalents fund. Interest payments and dividends received were allocated to operating activities.

2009
In 2009, bwin acquired Gioco Digitale group, United Games and DSG Deutsche Sportwett Gesellschaft mbH. The item “payments for acquisition of subsidiaries” include the portions of the purchase price already paid in 2009 amounting to EUR 32,083 thousand (including incidental costs of EUR 3,404 thousand) less cash and cash equivalents acquired amounting to EUR 16,938 thousand.

In 2009, an amount of EUR -11,054 thousand for the repayment of the liability from the purchase of marketing rights (for the total liability see note (13)), which had been eliminated as a non-cash transaction in previous years, was included in payments for the acquisition of assets (net cash flow from investing activities).

2008
In 2008, the derecognition of the contingent purchase price liability amounting to EUR 2,611 thousand was eliminated from the consolidated cash flow statement as a non-cash transaction. An amount of EUR -19,676 thousand for repayment of the liability from the purchase of marketing rights (for the liability see notes (13) and (14) eliminated as a non-cash transaction in previous years, was included in payments from the acquisition of assets (net cash from investing activities).

2007
In 2007, the reduction in the contingent purchase price liability of EUR 68,063 thousand was eliminated from the cash flow as a non-cash transaction. The repayment of the liability resulting from the acquisition of the marketing rights amounting to EUR 19,088 thousand was included in the cash flow from investing activities in 2007.

Cash flows from the acquisition of subsidiaries in 2007 include the purchase price already paid (EUR 32 thousand) less cash and cash equivalents acquired (EUR 88 thousand).

OTHER INFORMATION

1. FINANCIAL INSTRUMENTS

Fair value of financial instruments
Cash and cash equivalents, trade accounts receivable and payable as well as receivables and liabilities due to and due from related parties have maturities of less than one year and their carrying amounts approximate their fair values. The fair values of marketable securities available for sale and marketable securities recognised at fair value through profit or loss are mainly based on the relevant market prices. The fair values of non-current financial liabilities are based on the present values of the anticipated future payments discounted at the current interest rate at which the Company estimates that comparable financial instruments could be obtained. The fair values of other non-current receivables with maturities of more than one year correspond to the present values of the cash flows derived from the assets, taking into account the current interest rate parameters that reflect market- and partner-based changes to terms, conditions and expectations.

Investments in affiliated companies include unquoted equity instruments such as investments in companies not consolidated, and are measured at cost. These equity instruments are not recorded at fair value, since a fair value cannot be reliably determined due to the absence of an active market. They are therefore carried at cost less impairment charges. The amount of the impairment is calculated as the difference between the carrying amount of the financial asset and the present value of future cash flows, discounted at the current market yield on a comparable financial asset.

The following table shows the carrying amounts and fair values of the financial instruments by type of financial assets and financial liabilities:

EUR 000	Carrying amount 31 Dec. 2009	Fair value 31 Dec. 2009	Carrying amount 31 Dec. 2008	Fair value 31 Dec. 2008	Carrying amount 31 Dec. 2007	Fair value 31 Dec. 2007

Financial assets
Cash and cash equivalents	153,139	153,139	106,372	106,372	81,613	81,613

Loans and receivables
Receivables and other financial assets	54,706	54,706	47,939	47,939	51,265	51,265

Financial assets available for sale
Carried at cost
Investments in subsidiaries not consolidated*	228	228	92	92	92	92

Carried at fair value

Other investments	0	0	1,938	1,938	4,786	4,786

Current marketable securities	31,719	31,719	28,119	28,119	27,372	27,372

Total	31,947	31,947	30,149	30,149	32,250	32,250

Financial assets resulting from cash flow hedges
Forward exchange contracts	872	872	0	0	0	0

Total	240,664	240,664	184,460	184,460	165,128	165,128

EUR 000	Carrying amount 31 Dec. 2009	Fair value 31 Dec. 2009	Carrying amount 31 Dec. 2008	Fair value 31 Dec. 2008	Carrying amount 31 Dec. 2007	Fair value 31 Dec. 2007

Carried at cost
Current liabilities	142,124	142,124	124,563	124,563	121,227	121,227
Non-current liabilities	5,513	5,513	0	0	13,906	13,853

Total	147,637	147,637	124,563	124,563	135,133	135,080

*) The fair value of investments in not consolidated subsidiaries is not calculated due to the fact that they are insignificant and do not have quoted stock prices; therefore the carrying amount represents the fair value.

Financial risk management

Overview
bwin is exposed to credit risks, market risks (interest and foreign currency exchange rate risks) as well as liquidity risks in the management of its financial assets and liabilities.

Credit risks

Credit risk is the risk of a financial loss if a customer or contracting partner fails to fulfill his or her contractual obligations. The maximum exposure to the credit risk corresponds to the carrying amount of the respective items and further credit risks from guarantees (see item 4.)

Loans and receivables

The Company’s credit risk mainly relates to loans and receivables (payment processing clearing accounts (payment service providers), receivables from marketing of German Soccer League rights, receivables from at-equity accounted companies) and is largely defined by the individual characteristics of each customer. To control the credit risk of payment service providers, the Company only does business with those that have first-class ratings or are of excellent financial standing.

The creditworthiness of each new customer is analysed individually in respect to the payment processing with customers. The risk of default in credit card payments of customers is monitored continuously by means of credit enquiries, credit limits and routine controls. The loss of an individual customer would not have a major impact on the consolidated financial statements due to the large number of customers (low concentration of risk). Generally, the Company does not ask for securities.

The following table shows the aging of loans and receivables and bad debt allowance recognised as of 31 December 2009, 2008 and 2007.

Aging of loans and receivables and bad debt allowance

EUR 000	Gross 31 Dec 2009	Bad debt allowance 31 Dec 2009	Gross 31 Dec 2008	Bad debt allowance 31 Dec 2008	Gross 31 Dec 2007	Bad debt allowance 31 Dec 2007

Not yet due	46,279	0	37,493	0	47,109	0
0–90 days overdue	1,653	0	8,581	-484	2,321	-133
91–180 days overdue	911	0	923	-65	1,819	-71
181–360 days overdue	3,508	-129	1,563	-785	177	-23
More than one year overdue	4,856	-2,372	2,839	-2,126	1,263	-1,198

Total	57,207	-2,501	51,399	-3,460	52,689	-1,425

Total net		54,706		47,938		51,264

Change in bad debt allowance recognised through profit and loss		959		-2,036		795

The Company analyses its receivables individually with respect to various risks and records allowances if necessary.

Of the total amount of bad debt allowance recorded, EUR 1,432 thousand (2008: EUR 1,851 thousand; 2007: EUR 1,154 thousand) relate to receivables from payment service providers, and EUR 1,069 thousand (2008: EUR 818 thousand; 2007: EUR 270 thousand) to receivables from the marketing of German Soccer League rights.

For a breakdown of loans and receivables by debtors, see note (7).

Financial assets and marketable securities
There are no overdue financial assets and marketable securities. There is no collateral in respect of financial assets and marketable securities.

For a breakdown of financial assets and securities by type, see note (3).

Market risks
Market risk is defined as the risk that changes in market prices, such as foreign exchange rates and interest rates will have an effect on the Company’s earnings by affecting the fair value of or future cash flows derived from the financial instruments held by the Company. The risk management of bwin Group is also aimed at monitoring and controlling these risks.

Interest rate risk
The interest rates of the financial assets and liabilities are as follows:

Interest-bearing financial assets (cash at banks and marketable securities)

EUR 000		Carrying amount as of 31 Dec. 2009	Carrying amount as of 31 Dec. 2008	Carrying amount as of 31 Dec. 2007

Fixed interest rate instruments		46,941	40,513	52,579
Variable interest rate instruments		137,887	93,947	56,367

Total		184,828	134,460	108,946

Interest bearing debt

EUR 000	Interest rate	Carrying amount as of 31 Dec. 2009	Carrying amount as of 31 Dec. 2008	Carrying amount as of 31 Dec. 2007

Fixed rate instruments
liabilities from marketing rights	4.00%	0	10,999	31,428

		0	10,999	31,428
Variable rate instruments
liabilities resulting from acquisitions	1.25%	807	0	0
liabilities resulting from acquisitions	6.48%	0	0	2,857

		807	0	2,857

Total		807	10,999	34,285

Sensitivity analysis of fixed interest rate financial instruments
Since the Company has not designated fixed interest rate financial assets or liabilities as “at fair value through profit or loss”, changes in interest rates would not have any effect on the Company’s income or loss for the year, nor on the Shareholders’ equity.

Sensitivity analysis for variable interest rate financial instruments
Since the Company holds variable interest rate financial assets or liabilities, changes in interest rates would have an effect on the Company’s income or loss for the year. The Company is therefore exposed to interest rate risk. Based on the balances of cash in banks as of the reporting date, changes in interest rates could have the following effects on the income/loss for the period:

Sensitivity analysis for variable interest rate financial instruments

EUR 000	2009	2008	2007

Increase in interest rate by 1%	1,088	673	290
Decrease in interest rate by 1%	-96	-489	-290

Exchange rate risk
The following financial assets and liabilities were exposed to a foreign exchange rate risk:

31 December 2009

	Carrying amount in EUR 000

	CZK	USD	DKK	GBP	EUR	Other	Total

Financial assets
Cash in banks	6,848	777	6,148	2,643	6,009	2,997	25,422
Payment processing clearing account	447	11,096	397	458	0	2,082	14,480

Financial liabilities
Clearing accounts bettors	-1,334	-33,143	-1,187	-1,367	0	-6,218	-43,249

Net exposure	5,961	-21,270	5,358	1,734	6,009	-1,139	-3,347

31 December 2008

	Carrying amount in EUR 000

	CHF	USD	DKK	GBP	EUR	Other	Total

Financial assets
Cash in banks	1,544	2,390	1,353	1,611	2,213	1,710	10,821
Payment processing clearing account	669	2,684	745	489	0	3,182	7,769

Financial liabilities
Clearing accounts bettors	-1,152	-35,238	-1,284	-842	0	-5,484	-44,000

Net exposure	1,061	-30,164	814	1,258	2,213	-592	-25,410

31 December 2007
	Carrying amount in EUR 000 (adjusted)

	CHF	USD	DKK	GBP	EUR	Other	Total

Financial assets
Cash in banks	1,059	1,018	1,219	1,141	843	1,184	6,464
Payment processing clearing account	563	5,864	594	475	0	2,692	10,188

Financial liabilities
Clearing accounts bettors	-852	-32,810	-898	-719	0	-4,069	-39,348

Net exposure	770	-25,928	915	897	843	-193	-22,696

Sensitivity analysis of the effects of changes in foreign exchange rates on the income/loss for the period

EUR 000	CZK	USD	DKK	GBP	EUR	other	total

10% increase EUR	-596	2,127	-536	-173	-601	114	335
10% decrease EUR	596	-2,127	536	173	601	-114	-335

See section “Foreign currency translation” for average exchange rates and those effective as of the reporting dates.

The exchange rate gains and losses recognised in respect of receivables and liabilities, recorded in other operating income and expense are shown in the following table:

Exchange gains and losses

EUR 000	2009	2008	2007

Exchange rate gains (21)	14,123	9,613	3,098
Exchange rate losses (21)	-13,496	-11,272	-2,587

Total losses/gains	627	-1,659	511

In order to mitigate the risk of exchange rate losses, since 2009 bwin hedges, by means of forward contracts, the future cash flows in Euro from subsidiaries with functional currencies other than the Euro. The hedging volume amounts to 70% of the expected cash flows. The transactions represent intragroup cash flows, for which hedge accounting in general would not be applicable. However, the foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss.

The anticipated effects of these forward contracts on cash flows as well as on the result for the year are as of 31 December 2009 as follows:

31 December 2009
EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Within 6 months	Within one year	One to two years	More than two years

Financial assets from cash flow hedges
Forward exchange contracts	872	881	566	315	0	0

Liquidity risk
The liquidity risk is the risk that the Company may be unable to meet its financial obligations on the due date, or be unable to realise its investments. The purpose of the risk management of bwin Group is to create sufficient liquidity to enable the Group to meet its liabilities as they become due under both normal and difficult conditions. The liquidity risk is assessed as low due to the fact that the Company has sufficient liquidity.

Exposure to liquidity risk

The following table sets out the maturities of financial liabilities:

31 December 2009
EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Less than one year	One to two years	Two to five years	More than five years

Originated financial liabilities
Short-term liabilities	142,124	142,124	142,124	0	0	0
Long-term liabilities	5,513	5,513	0	5,293	220	0

Total	147,637	147,637	142,124	5,293	220	0

31 December 2008
EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Less than one year	One to two years	Two to five years	More than five years

Originated financial liabilities
Short-term liabilities	124,563	124,563	124,563	0	0	0

Total	124,563	124,563	124,563	0	0	0

31 December 2007
EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Less than one year	One to two years	Two to five years	More than five years

Originated financial liabilities
Short-term liabilities	121,227	121,227	121,227	0	0	0
Long-term liabilities	13,906	13,906	0	13,906	0	0

Total	135,133	135,133	121,227	13,906	0	0

Anticipated cash flows are not expected to deviate from contracted cash flows.

Fair-value hierarchy of financial instruments

The following table shows financial instruments measured at fair value based on a three-level fair value hierarchy that reflects the significance of the inputs in such fair value measurements:
Level 1: Fair values measured using quoted prices (unadjusted) in active markets for identical instruments.
Level 2: Fair values measured using directly or indirectly observable inputs, other than those included in Level 1.
Level 3: Fair values measured using inputs that are not based on observable market data.

Financial assets In EUR 000	Level 1	Level 2	Level 3	Total

Assets available for sale
Measured at fair value marketable securities, current	31,719	0	0	31,719

Financial assets from cash flow hedges
Forward exchange contracts	0	872	0	872

Total	31,719	872	0	32,591

Funding sources
In addition to other central functions, bwin also carries out a financing function for bwin Group, though in principle the Group’s operational cash flow is an internal financing source providing sufficient liquidity to enable the Group to meet its operational payment obligations. The Austrian capital market is an external source of financing used primarily for major acquisitions, though in the past the bwin Group’s main source of financing has been equity.

2.	CAPITAL MANAGEMENT

Management strives to balance growth and return to shareholders by primarily focusing on profitable growth and aims to maintain a strong capital base in order to retain the confidence of investors, creditors and the market and ensure the sustainable development of the Company in the future.

The Company manages its capital to ensure that group entities will be able to continue as a going concern while maximizing the return to stakeholders by optimizing of the entities’ debt and equity balances. The distribution of dividends is not the primary objective of the Company; the primary objective is a sustained increase in the shareholder value.

Currently, the management of the Company is committed to optimizing the networking capital, which is essentially defined as liquidity (cash and cash equivalents and marketable securities) in relation to liabilities to bettors to provide the Company with liquidity to the maximum extent possible to sustain the Company’s growth. In the years 2009, 2008 and 2007, this ratio was as follows:

Net working capital

EUR 000	2009	2008	2007

Cash and cash equivalents	153,139	106,372	81,613
Marketable securities	31,719	28,119	27,372
less liabilities to bettors	-88,047	-77,042	-62,075

Total	96,811	57,449	46,910

Except for the FSA licensed subsidiaries of bwin group, no other group companies are subject to externally imposed capital requirements.

3.	RELATED PARTY TRANSACTIONS

Related parties in accordance with IAS 24 are the directors of the Company, non-consolidated subsidiaries as well as at-equity accounted companies. No significant transactions other than those reported were effected with these related parties. The following officers and directors were members of the Company’s Executive and Supervisory Boards during the current year and at the time the consolidated financial statements were prepared:

Members of the Executive Board:	Manfred Bodner
Norbert Teufelberger

Members of the Supervisory Board:	Hannes Androsch (Chairman)
Alexander Knotek (Deputy Chairman)
Helmut Kern
Georg Riedl
Herbert Schweiger
Per Afrell

The following table contains disclosures about the members of the Executive Board:

2009
EUR 000	Manfred Bodner	Norbert Teufelberger

Fixed salaries	550	550
Variable salaries	0	0
Remuneration in kind	0	0

Total	550	550

2008
EUR 000	Manfred Bodner	Norbert Teufelberger

Fixed salaries	550	550
Variable salaries	0	0
Remuneration in kind	0	0

Total	550	550

2007
EUR 000	Manfred Bodner	Norbert Teufelberger	Marlon van der Goes *

Fixed salaries	348	348	71
Variable salaries	200	200	50
Remuneration in kind	0	0	4

Total	548	548	125

*) until 10 May 2007

Cash expenses relating to the remuneration of the members of the Executive Board (including variable and performance based components) totaled EUR 1,100 thousand in the current year (2008: EUR 1,100 thousand; 2007: EUR 1,221 thousand). For information on share based payments, see note (5). The members of the Executive Board directly or indirectly hold a total of 5.6% (2008: 8%; 2007: 8%) of the parent company’s share capital. Due to existing contractual obligations, two Executive Board members were each reimbursed for the bail imposed by a court in 2006 in the amount of EUR 300 thousand. Against the background of pending proceedings, the Company has recognised this amount as a receivable.

Members of the Executive and Supervisory Boards who exercised a considerable influence on the financial and business policies of the Group in the course of their activities with bwin Group also exercised a considerable influence over the business policies of other companies. As a result of the acquisition of the Ongame Group, a member of the Supervisory Board had a claim in the amount of EUR 9,051 thousand against the Company, which was derecognised due to the subsequent reduction in the unpaid portion of the purchase price in 2007. In 2009, the Company concluded service agreements with two entities, each with a managing director who is also a member of the Company’s Supervisory Board. Following these agreements, expenses for consulting amounting to EUR 703 thousand (2008: EUR 459 thousand; 2007: EUR 93 thousand) and liabilities of EUR 2 thousand (2008: EUR 28 thousand; 2007: EUR 9 thousand) were recorded as of 31 December 2009. A provision of EUR 233 thousand (2008: EUR 245 thousand; 2007: EUR 262 thousand) was recorded for the remuneration of Supervisory Board members. For information on share-based payments, see note (5). Regarding present receivables, see note (7).

Services provided under the terms of a cooperation and service contract and commissions are invoiced to bwin e.K., an at-equity accounted company. In 2009, a total of EUR 23,186 thousand (2008: EUR 44,468 thousand; 2007: EUR 42,959 thousand) was charged. For expenses related to the cooperation, the Company charged EUR 5,928 thousand (2008: EUR 10,520 thousand; 2007: EUR 8,710 thousand) to bwin e.K.. bwin e.K. charged EUR 853 thousand (2008: EUR 0 thousand; 2007: EUR 0 thousand). Receivables as of the reporting date totaled EUR 204 thousand (2008: liabilities amounting to EUR 1,659 thousand; 2007: receivables amounting to EUR 7,992 thousand). These liabilities are current in term and payment terms are based on the Companies’ general payment conditions.

In 2009, bwin exercised an option and a right for conversion under a convertible bond to increase its investment in Betbull Holding SE to 36.98%. Therefore, Betbull Holding SE is at-equity accounted in the consolidated financial statement. As of 31 December 2009, there are no receivables from or liabilities due to this at-equity accounted company. bwin has guaranteed in a total amount of EUR 9,600 thousand for an entity within Betbull group (see also “Other obligations”). As of 31 December 2009, loan and interest receivables due from BETBULL BWIN ESPAÑA S.A. totaled EUR 0 thousand (2008: EUR 1,596.3 thousand; 2007: EUR 245 thousand), for which an allowance of EUR 0 thousand (2008: EUR 815 thousand; 2007: EUR 0 thousand) was recognised.

For business transactions with BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD, which represents not consolidated affiliated company, see “Other obligations”. Furthermore, receivables from affiliated companies disclosed in note (7) exclusively relate to this company.

No significant transactions with unconsolidated subsidiaries occurred in 2007.

4.	COMMITMENTS, OTHER OBLIGATIONS AND CONTINGENT LIABILITIES

Regulatory environment

bwin Group maintains gaming licenses in a number of Member States of the European Union (EU) (including France, Italy, Austria and Gibraltar) and generates substantial revenues from customers across the EU. The regulatory environment for online games of chance within the EU is still characterized by different policies in respect of gaming of individual Member States. More and more Member States, however, recognize that entertainment in the form of online gaming is becoming more and more popular and that the appropriate regulation of online gaming is essential. Italy and Great Britain have been leading the way for many years.

France finally opened its online sports betting and poker market in June 2010 and Denmark is about to implement a licensing regime in 2011. Spain has published a draft for a new federal gaming law in September 2010 and even countries such as Greece, Germany and the Netherlands have recently started discussions on an at least partial opening of their gaming markets. Several other countries have introduced working groups with the aim to specify the future gaming strategy in their jurisdiction.

The trend towards regulation of online gaming has further been boosted by the recent rulings of the European Court of Justice (ECJ) in the cases Markus Stoß (C-316/07), Carmen Media (C-46/08), Winner Wetten (C-409/06) and Engelmann (C-64/08). In Carmen Media and Markus Stoß, the ECJ held that the German lottery and sports betting monopoly in its current form was not in compliance with EU law as it did not pursue its objectives allegedly pursued in a consistent and systematic manner. The ECJ emphasized again the necessity of a consistent, coherent and systematic gaming policy and set narrow limits for the justification of state monopolies. The ECJ further reconfirmed that no sanctions may be applied against operators, who, because of national provisions which are not in line with EU law, were not able to obtain permits to offer gaming in the respective Member State.
In the Engelmann ruling, the ECJ ruled that the Austrian legislation, under which only Austria-registered companies were eligible to apply for a casino license and to operate a casino, was incompatible with the freedom of establishment under EU law as there are less restrictive measures available to monitor the activities and accounts of such operators. Gaming licenses must further be awarded in a tender procedure in line with the principle of equal treatment thereby following the obligation of transparency.

Risks related to pending litigation

As a result of the as yet unharmonized legal situation in Europe with respect to online gaming, authorities and monopoly operators in several EU Member States have tried to enforce national gaming laws and impose sanctions against operators licensed in other Member States with a view to preventing such operators from offering their services to domestic customers. There are still administrative and court proceedings pending against the Company and/or its subsidiaries and license and cooperation partners in several countries representing important markets for bwin Group (including but not limited to Germany and Portugal). Apart from this, there are criminal offences and proceedings pending against bwin Group and its officers in some countries. These proceedings include the legal admissibility of online gaming, the validity and scope of gaming permits, and the location of sports betting premises. In each case the prosecutor’s main aim is to restrict bwin Group’s activities geographically. In light of the recent ECJ rulings (see above), however, bwin Group’s chances for a positive outcome of these cases have increased significantly.

Regardless of infringement proceedings initiated by the European Commission against the German State Treaty on Gaming and several pending cases at the ECJ for a preliminary ruling that have been referred by German courts, authorities and courts of several German states have rigorously applied the questionable internet ban during the past years and initiated administrative criminal proceedings against bwin Group and other private operators. The majority of German states have issued cease-and-desist-orders against bwin AG, bwin International Ltd. and bwin e.K. prohibiting bwin Group’s activities in the respective state. Although the cease-and-desist-orders have been challenged with complaints to the competent administrative courts, the authorities of various states (particularly Bavaria, Baden-Wuerttemberg and Nordrhein-Westphalia) have imposed penalties against bwin Group for alleged non-compliance with the contested cease-and-desist-orders. The latest fines were imposed in August 2010. The Company considers the probability that menaced penalties will be imposed as remote. Therefore no provision has been recognized.

Several German monopoly operators have further filed competition lawsuits against bwin AG, its officers (members of the Executive Board), bwin International and/or bwin e.K., all of which are aimed at prohibiting bwin Group’s operations on a nationwide basis or at least in individual states. On 18 November 2010, the German Supreme Court rejected the complaint initiated by Westlotto, confirmed bwin Group’s legal position and stated that Westlotto cannot stop bwin Group from offering games of chance to German residents. Three further cases are currently pending before the German Supreme Court. In light of the recent positive rulings of the ECJ and the German Supreme Court, bwin Group is confident that the Supreme Court will also decide the remaining pending cases in its favor.

The outcome of the proceedings in Germany is of considerable economic significance to bwin with a view to safeguarding its operations in this market, and due to its financial involvement in bwin e.K., an at-equity accounted investment.

On 9 November 2010, the Portuguese Criminal Court of Porto of first instance has rendered its decision in a case initiated by the Gaming Department of the Portuguese monopoly operator Santa Casa against bwin Group and the Portuguese Soccer League, which presented the initial local proceedings that resulted in the ECJ’s Liga Portuguesa ruling of 8 September 2009. Although the court has in principle confirmed the fines imposed by the Gaming Department, it reduced the amount from approx. EUR 75,000 each to EUR 30,000 each and stated that bwin Group’s offer on www.bwin.com would only be punishable in Portugal through links on local websites. bwin Group believes that the Portuguese court in particular did not properly assess the recent ECJ rulings and lodged an appeal on 24 November 2010.

In particular in light of the recent ECJ rulings and based on the opinion of legal experts, the management of the Company expects these proceedings to have a positive outcome. Nevertheless, the negative outcome of individual cases could have adverse effects on the assets and liabilities, financial position and results of operation of the bwin Group.

Current tax audit of bwin Interactive Entertainment AG

bwin AG, ultimate parent company of bwin Group, has been subject to a tax audit performed by the Austrian tax authorities since 2007. This audit was finalized with a tax assessment notice in June 2010 and the Austrian tax authorities demanded payment of value-added tax arrears in the amount of EUR 6.4 million for the period 2002 to 2004.

The main result of the tax audit is the assessment of VAT on the supporting services that bwin AG is rendering to bwin International Ltd. as bwin International Ltd. is regarded to run a fixed establishment (“feste Niederlassung”) while using technical infrastructure of the parent company located in Vienna. The data processing in the process of distributing the gaming offers is regarded as fixed establishment of bwin International Ltd. in Austria. bwin AG regards this tax assessment notice as legally unjustifiable and appealed the assessments arguing that the requirements for a fixed establishment given by decisions of the ECJ are not met. The Company believes that the appeal will have high probability to be successful and that the VAT assessment will be reduced to the original level prior to the audit. Therefore the Company did not recognize these value-added tax arrears in the present historical financial information. The legal opinion of the Company is supported by leading national VAT experts, and can also be derived from decisions on similar cases of Austrian appellate authorities.

Based on the opinion of experts, Management of the Company expects the assessment of VAT for the audited period to be reduced to the assessment before audit and creating no impact to the tax assessments for periods after the audited period. However, should the tax assessment notice be upheld by the courts of appeal, or by the Supreme Court in any legal proceedings, this would have a significant negative impact on the assets, financial situation and profitability of the Company. Applying the same assessments to periods subsequent to the periods under assessment, although some circumstances have changed, the nominal value of the worst case scenario amounts to EUR 123,500 thousand.

Guarantees

As of the reporting date, the Company guaranteed for liabilities of cooperation partners in the amount of EUR 527 thousand (2008: EUR 7,504 thousand; 2007: EUR 7,791 thousand). bwin AG also made financial commitments to its cooperation partners up to a maximum amount of EUR 6,500 thousand (2008: EUR 6,500 thousand; 2007: EUR 6,500 thousand) that may become due under various conditions.

In 2007, bwin released the former owners of bwin Games AB from any possible liability to third parties and litigations with third parties resulting from the above mentioned agreement dated 8 November 2007 (Eur 1,398 thousand).

Commitments and other obligations

2009
The Company has an obligation to make an investment of EUR 2,880 thousand to an investment fund.

Future payments due under existing rental and leasing agreements amount to EUR 62,854 thousand. Of these, EUR 12,571 thousand are due within one year and EUR 50,283 thousand within the next five years. The total amount of these liabilities cannot be estimated due to the indefinite duration of the agreements. Regarding rental and lease agreements, please refer to note (21), other operating expenses, for further information.

The Company is subject to significant future financial obligations resulting from existing marketing agreements. These agreements include not only fixed but significant variable components and clauses for the reimbursement of costs. The Company has agreed to bear certain expenses of its cooperation partners, in particular expenses relating to marketing and general expenses. The total obligation resulting from these agreements cannot be determined.

In connection with non consolidated investments in affiliated companies (BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD.), the Company has an obligation to make payments amounting to EUR 500 thousand relating to capital contributions and has committed to granting loans amounting to EUR 1,900 thousand.

The Company is subject to financial obligations amounting to EUR 13 thousand arising from capital contributions for companies established.

After the exit from the US market, bwin group entered into agreements with the former owners during 2007 and 2008 to waive contingent purchase price liabilities. Under certain conditions, in case of a re-entry in the US market of bwin group the waived liabilities will become effective again as claims to variable shares in profit amounting to approximately 29% of the net gaming revenues in the US market over a period of 5 years (however until 31 December 2020 at a maximum). The total amount is limited to EUR 79,944 thousand. Consistent with previous years, the newly agreed contingent purchase price liability was not recognised, since the Company cannot reliably estimate when and under which circumstances a re-entry into the US market would be possible.

2008
The Company had an obligation to make an investment of EUR 3,200 thousand into an investment fund.

bwin has pledged a total of EUR 6,000 thousand as security of a bank guarantee in respect of the license granted to BETBULL BWIN ESPANA S.A. in Madrid, of which an amount of EUR 3,600 thousand relates to Betbull Holding SE, which is secured by a lien on the equity investments of Betbull Holding SE (right of recourse).

Future payments due under existing rental and leasing agreements amount to EUR 54,615 thousand. Of these, EUR 10,923 thousand were due within one year and EUR 43,692 thousand within the next five years. The total amount of these liabilities could not be estimated due to the indefinite duration of the agreements. Regarding rental and lease agreements we refer to note (21), other operating expenses, for further information.

The Company was subject to significant future financial obligations resulting from existing marketing agreements. These agreements included not only fixed but significant variable components and clauses for the reimbursement of costs. The Company had agreed to bear certain expenses of its cooperation partners, in particular expenses relating to marketing and general expenses. The total obligation resulting from these agreements cannot be determined.

The Company was subject to financial obligations amounting to EUR 13 thousand arising from capital contributions for companies established.

With respect to the contingent purchase price liability, which was newly agreed with the sellers of the shares in the Ongame group, the Company evaluated on a regular basis, whether bwin would be able to reenter the US market. As of 31 December 2008, it was not probable that this liability would become due. See note on “Acquisition” for further information.

2007
In the course of the formation of BETBULL BWIN ESPAÑA, S.A. in 2007, bwin agreed to issue convertible bonds amounting to EUR 2,500 thousand subject to the condition precedent that a license for the region Madrid is issued. Under the convertible bonds, bwin has the right to shares in Betbull Plc. instead of payment. Additionally, bwin was obligated to a cash contribution into BETBULL BWIN ESPAÑA, S.A. amounting to EUR 3,750 thousand in case the license is issued.

Future payments due under existing rental and leasing agreements amounted to EUR 50,393 thousand. Of these, EUR 10,078 thousand were due within one year and EUR 40,314 thousand within the next five years. The total amount of these liabilities could not be estimated due to the indefinite duration of the agreements.

The Company was subject to significant future financial obligations resulting from existing marketing agreements. These agreements included not only fixed but significant variable components.

The Company was subject to financial obligations amounting to EUR 13 thousand arising from capital contributions for companies founded and guarantees related to the disposal of the business of DoubleM Media GmbH.

Following the passing of the US Unlawful Internet Gambling Enforcement Act in 2006, bwin Group decided to cease its real-money operations on the American market. The new legislation does not offer any information on the treatment of the poker and casino games previously offered by the Group, and the possibility of liabilities arising in this respect cannot be ruled out. However, the Company considers the likelihood to be remote.

5.	OPTIONS

Employee Stock Option Plan (ESOP)

An employee stock option plan was introduced in February 2000 in the lead-up to the Company’s initial public offering.

The purpose of the ESOP is to issue options for the purchase of bwin AG shares by members of the Executive Board and entitled employees. Several Annual General Meetings held up to 2008 increased the maximum number of options to 4,500,000. The Annual General Meeting of 19 May 2009 increased the conditional capital to service the ESOP to EUR 3,270,000. Taking the exercises effected up to the date of this resolution (2,334,902) into account, the total volume of the ESOP amounts to 5,604,902 (2008: 4,500,000; 2007: 4,500,000). The ESOP specifies details of the maturity, expiry, exercise price and exercise period of these options. In view of the fact that Marlon van der Goes left the Executive Board of the Company effective 10 May 2007, the changes in a total of 60,000 options granted to him are no longer reported separately, but are shown under the item “of which to senior executives and employees”.

The exercise price of these options is equivalent to the market value of the shares (5-day average) at the time the options were granted by the Supervisory Board committee (in the case of Executive Board members) or the Executive Board. Of the options granted under the ESOP up to mid of 2005, one third may be exercised immediately on being granted, a further third after a period of one year, and the remaining third after two years. A revised version of the ESOP regulations published during the financial year 2005 extended the exercise periods with a view to keeping staff with the Company for a longer period. Under the new exercise provisions in effect since then, one fifth of the options granted may each be exercised after a period of one year. All options issued have a term of 10 years, beginning at the date of the grant. The options granted under the ESOP are not transferable.

Performance-based options for Executive Board (apart from ESOP)
During the financial year 2003, members of the Executive Board of bwin AG were granted a total of 1,600,000 performance-based options. In 2004, a total of 100,000 of performance-based options were granted to Marlon van der Goes (a member of the Executive Board at that time). Due to the achievement of the performance parameters for the financial years 2003, 2004 and 2005, a total of 1,668,000 of these options became exercisable with the approval of the respective financial statements. The performance-based options were serviced from the Company’s authorised capital. The options have a term of ten years from the time the exercise conditions for the relevant financial year are met. These options are transferable.

On 31 March 2007, another 1,228,436 performance-based options were granted to members of the Executive Board of the Company. The exercise price and vesting conditions are linked to the performance of the stock exchange price. Subject to the vesting conditions being met (essentially a 26% annual increase in the stock exchange price in the first, second, and third year after the granting), one third of the options will vest in each of the years 2008, 2009 and 2010. Additionally, the options also vest if an annual average increase in the share price of 26% over a period of several years is achieved. The period for determining the exercise price and the performance criteria is based on the 90-day average price prior to 31 March of the respective year. Based in a resolution of the Supervisory Board taken in March of 2010, the last vesting period of the first third of the options was changed so as to end 18 May 2010.

Also in the financial year 2007, a total of 320,000 performance-based options were issued to members of the Supervisory Board of the Company in accordance with the resolution of the Annual General Meeting on 22 May 2007. Subject to the vesting conditions being met (essentially a 26% annual increase in the share price in the first, second, and third year after the granting), one third of these options will also vest in each of the years 2008, 2009 and 2010. Additionally, the options also vest if an annual average increase in the share price of 26% over a period of several years is achieved. The exercise price of the each of the individual tranches will be based on the 90-day average price prior to 22 May of the previous year.

A probability of occurrence for market conditions of 80% was used for recording the performance options granted in 2007.

Options granted to third parties
In 2007, an option agreement for the granting of 80,000 performance-based options was concluded with Thomas Talos, the Company’s legal representative of many years. These options are linked to the same conditions as the options issued to the Executive Board of the Company (see above). A probability of occurrence for market conditions of 80% was used for recording the options granted.

Measurement in accordance with IFRS 2
The non-cash expense incurred as a result of granting these options was measured and recognised on the date of issue in accordance with the provisions of IFRS 2.

Measurement in accordance with IFRS 2

	2009	2008	2007

Exercise price	EUR 9.095-67.9	EUR 9.095-67.9	EUR 9.095-67.9
Volatility*	38.86%-141.86%	38.86%-135.69%	38.86%-135.69%
Periods to exercise date	1.25-6.25 years	1.25-6.25 years	1.25-6.25 years
Dividend yields	0%	0%	0%
Interest rate	3.5%-4.5%	3.5%-4.5%	3.5%-4.5%

* The volatility is calculated on the basis of the stock exchange price performance equivalent to the expected term of the options.

Overall development of options

The following table shows the development of outstanding (issued) options (adjusted):

	Total

	2009 units	2009 Average exercise price	2008 units	2008 Average exercise price	2007 units	2007 Average exercise price

Options outstanding as of Jan. 1	3,808,296	19.96	3,707,136	22.52	1,222,277	17.50
Options issued	276,500	25.90	366,500	17.27	2,731,936	20.75
Options exercised	686,978	13.75	45,940	10.77	81,730	10.19
Options forfeited	135,393	20.37	219,400	18.68	165,347	16.19

Options outstanding as of 31 Dec	3,262,425	19.96	3,808,296	19.96	3,707,136	22.52

	Thereof relevant for IFRS 2

	2009 units	2009 Average exercise price	2008 units	2008 Average exercise price	2007 units	2007 Average exercise price

Options outstanding as of Jan. 1	3,730,790	20.30	3,626,825	20.40	1,139,332	18.24
Options issued	276,500	25.90	366,500	17.27	2,731,936	20.75
Options exercised	664,445	13.93	43,451	11.30	79,096	10.37
Options forfeited	135,393	20.37	219,084	18.69	165,347	16.16

Options outstanding as of 31 Dec	3,207,452	20.30	3,730,790	20.30	3,626,825	20.40

The status of the options as of 31 December 2009 was as follows (adjusted):

Status of the options as of 31 December 2009

	Options exercised (total)	Options available (not issued)	Options outstanding	Of which exercisable as of reporting date	Exercise price of options outstanding EUR		Market value of options outstanding as of reporting date EUR	Expense to be recorded EUR

Options granted under ESOP
of which to members of the Executive Board:
Manfred Bodner	500,000	0	0	0	0		0	0
Norbert Teufelberger	500,000	0	0	0	0		0	0

	1,000,000		0	0			0	0
of which to senior executives and employees	762,931		876,906	332,509	1.5 - 62.61		25,171,175	1,970,480
of which to employees of subsidiaries	590,617		757,083	188,370	1.5 - 67.92		21,416,636	2,130,690
of which to employees who have resigned	497,988		0	0			0	7,808

	1,851,536	1,119,377	1,633,989	520,879			46,587,811	4,108,978

Total ESOP	2,851,536	1,119,377	1,633,989	520,879			46,587,811	4,108,978

Performance-based options granted to (former) members of the Executive and Supervisory Boards (apart from ESOP)
Manfred Bodner	800,000		614,218	0	17.14 - 21.91	*	15,264,665	2,076,429
Norbert Teufelberger	800,000		614,218	0	17.14 - 21.91	*	15,264,665	2,076,429
Hannes Androsch	0		100,000	0	21.08 - 27.28	*	2,417,327	330,461
Alexander Knotek	0		60,000	0	21.08 - 27.28	*	1,450,396	198,277
Per Afrell	0		40,000	0	21.08 - 27.28	*	966,931	132,184
Helmut Kern	0		40,000	0	21.08 - 27.28	*	966,931	132,184
Herbert Schweiger	0		40,000	0	21.08 - 27.28	*	966,931	132,184
Georg Riedl	0		40,000	0	21.08 - 27.28	*	966,931	132,184
Former members	68,000		0	0

	1,668,000	0	1,548,436	0			38,264,776	5,210,332

Options granted to third parties
of which for acquisitions	190,000
of which for services rendered	31,000		80,000	0	21.19 - 21.91	*	1,686,294	103,306

Total options granted to third parties	221,000	0	80,000	0			1,686,294	103,306

Total options outstanding	4,740,536	1,119,377	3,262,425	520,879			86,538,880	9,422,616

* Exercise prices were adjusted to current stock market prices in accordance with the conditions of the performance-based options.

The status of the options as of 31 December 2008 was as follows (adjusted):

Status of the options as of 31 December 2008

	Options exercised (total)	Options available (not issued)	Options outstanding	Of which exercisable as of reporting date	Exercise price of options outstanding EUR		Market value of options outstanding as of reporting date EUR	Expense recorded EUR

Options granted under ESOP
of which to members of the Executive Board:
Manfred Bodner	500,000	0	0	0	0		0	0
Norbert Teufelberger	500,000	0	0	0	0		0	0

	1,000,000		0	0			0	0
of which to senior executives and employees	532,889		1,140,848	429,898	1.5 - 62.49		7,271,979	2,476,488
of which to employees of subsidiaries	380,062		922,438	258,631	1.5 - 67.92		5,695,816	2,551,486
of which to employees who have resigned	309,607		58,574	58,574	9.095 - 60.88		230,077	332,345

	1,222,558	155,582	2,121,860	747,103			13,197,872	5,360,319

Total ESOP	2,222,558	155,582	2,121,860	747,103			13,197,872	5,360,319

Performance-based options granted to (former) members of the Executive and Supervisory Boards (apart from ESOP)
Manfred Bodner	800,000		614,218	0	21.19 - 27.61	*	2,667,988	4,517,682
Norbert Teufelberger	800,000		614,218	0	21.19 - 27.61	*	2,667,988	4,517,682
Hannes Androsch	0		100,000	0	21.08 - 27.28	*	419,307	678,991
Alexander Knotek	0		60,000	0	21.08 - 27.28	*	251,584	407,395
Per Afrell	0		40,000	0	21.08 - 27.28	*	167,723	271,597
Helmut Kern	0		40,000	0	21.08 - 27.28	*	167,723	271,597
Herbert Schweiger	0		40,000	0	21.08 - 27.28	*	167,723	271,597
Georg Riedl	0		40,000	0	21.08 - 27.28	*	167,723	271,597
Former members	10,000		58,000	58,000	6.53		438,702	0

	1,610,000	0	1,606,436	58,000			7,116,460	11,208,137

Options granted to third parties
of which for acquisitions	190,000
of which for services rendered	31,000		80,000	0	21.19 - 21.91		223,639	603,939

Total options granted to third parties	221,000	0	80,000	0			223,639	603,939

Total options outstanding	4,053,558	155,582	3,808,296	805,103			20,537,971	17,172,395

* Exercise prices were adjusted to current stock market prices in accordance with the conditions of the performance-based options.

The status of the options as of 31 December 2007 was as follows (adjusted):

Status of the options as of 31 December 2007

	Options exercised (total)	Options available (not issued)	Options outstanding	Of which exercisable as of reporting date	Exercise price of options outstanding EUR		Market value of options outstanding as of reporting date EUR	Expense recorded EUR

Options granted under ESOP
of which to members of the Executive Board:
Manfred Bodner	500,000		0	0	0		0	0
Norbert Teufelberger	500,000		0	0	0		0	0

	1,000,000	140,000	0	0			0	0
of which to senior executives and employees	632,691		1,154,099	315,429	1.5 - 62.49		20,260,666	3,981,164
of which to employees of subsidiaries	282,917		861,933	126,926	1.5 - 67.92		14,577,391	2,658,462
of which to employees who have resigned	261,010		4,668	4,668	1.5 - 60.88		73,691	159,776

	1,176,618	162,682	2,020,700	447,023			34,911,748	6,799,402

Total ESOP	2,176,618	302,682	2,020,700	447,023			34,911,748	6,799,402

Performance-based options granted to (former) members of the Executive and Supervisory Boards (apart from ESOP)
Manfred Bodner	800,000		614,218	0	21.19 - 33.64	*	9,917,475	5,044,941
Norbert Teufelberger	800,000		614,218	0	21.19 - 33.64	*	9,917,475	5,044,941
Hannes Androsch	0		100,000	0	27.28 - 43.31	*	1,463,096	547,834
Alexander Knotek	0		60,000	0	27.28 - 43.31	*	877,858	328,700
Per Afrell	0		40,000	0	27.28 - 43.31	*	585,238	219,134
Helmut Kern	0		40,000	0	27.28 - 43.31	*	585,238	219,134
Herbert Schweiger	0		40,000	0	27.28 - 43.31	*	585,238	219,134
Georg Riedl	0		40,000	0	27.28 - 43.31	*	585,238	219,134
Former members	10,000		58,000	58,000	6.53		462,638	0

	1,610,000	0	1,606,436	58,000			24,979,497	11,842,952

Options granted to third parties
of which for acquisitions	190,000		0	0	0		0	0
of which for services rendered	31,000		80,000	0	21.19 - 26.7	*	1,121,861	784,054

Total options granted to third parties	221,000	0	80,000	0			1,121,861	784,054

Total options outstanding	4,007,618	302,682	3,707,136	505,023			61,013,105	19,426,408

* Exercise prices were adjusted to current stock market prices in accordance with the conditions of the performance-based options.

The remaining terms of all options presented are between three and ten years.

Developments in 2009

	Exercise price EUR	Value of options exercised EUR	Options issued	Options exercised

ESOP options granted
of which to members of the Executive Board:
Manfred Bodner	0	0	0	0
Norbert Teufelberger	0	0	0	0

		0	0	0

of which to senior executives and employees	5.33 - 24.64	4,594,810	106,500	259,469
of which to employees of subsidiaries	9.1 - 23.59	3,959,440	167,500	221,500
of which to employees who have resigned	1.5 - 29.44	4,131,127	2,500	148,009

		12,685,376	276,500	628,978

Performance-based options granted to the Executive and Supervisory Board members (apart from ESOP)
Manfred Bodner		0	0	0
Norbert Teufelberger		0	0	0
Hannes Androsch		0	0	0
Alexander Knotek		0	0	0
Per Afrell		0	0	0
Helmut Kern		0	0	0
Herbert Schweiger		0	0	0
Georg Riedl		0	0	0
Former members		378,740	0	58,000

		378,740	0	58,000

Options granted to third parties
of which for acquisitions		0	0	0
of which for services rendered		0	0	0

Total options granted to third parties		0	0	0

		13,064,116	276,500	686,978

Developments in 2008

	Exercise price EUR	Value of options exercised EUR	Options issued	Options exercised

ESOP options granted
of which to members of the Executive Board:
Manfred Bodner	0	0	0	0
Norbert Teufelberger	0	0	0	0

		0	0	0

of which to senior executives and employees	1.5 - 15.69	115,988	171,000	12,953
of which to employees of subsidiaries	1.5 - 15.69	240,503	193,000	21,408
of which to employees who have resigned	7.67 - 20.75	105,856	2,500	11,579

		462,348	366,500	45,940

Performance-based options granted to the Executive and Supervisory Board members (apart from ESOP)
Manfred Bodner		0	0	0
Norbert Teufelberger		0	0	0
Hannes Androsch		0	0	0
Alexander Knotek		0	0	0
Per Afrell		0	0	0
Helmut Kern		0	0	0
Herbert Schweiger		0	0	0
Georg Riedl		0	0	0
Former members		0	0	0

		0	0	0

Options granted to third parties
of which for acquisitions		0	0	0
of which for services rendered		0	0	0

Total options granted to third parties		0	0	0

		462,348	366,500	45,940

Developments in 2007

	Exercise price EUR	Value of options exercised EUR	Options issued	Options exercised

ESOP options granted
of which to members of the Executive Board:
Manfred Bodner	0	0	0	0
Norbert Teufelberger	0	0	0	0

		0	0	0

of which to senior executives and employees	1.65 - 15.17	475,421	695,000	22,468
of which to employees of subsidiaries	9.1 - 15.17	632,613	364,500	36,091
of which to employees who have resigned	1.5 - 14.15	292,493	44,000	23,171

		1,400,527	1,103,500	81,730

Performance-based options granted to the Executive and Supervisory Board members (apart from ESOP)
Manfred Bodner		0	614,218	0
Norbert Teufelberger		0	614,218	0
Hannes Androsch		0	100,000	0
Alexander Knotek		0	60,000	0
Per Afrell		0	40,000	0
Helmut Kern		0	40,000	0
Herbert Schweiger		0	40,000	0
Georg Riedl		0	40,000	0
Former Members		0	0	0

		0	1,548,436	0

Options granted to third parties
of which for acquisitions		0	0	0
of which for services rendered		0	80,000	0

Total options granted to third parties		0	80,000	0

		1,400,527	2,731,936	81,730

The fair value of the outstanding options as of 31 December 2009 was measured using the Black Scholes option pricing model. The following measurement parameters were used:

Measurement parameters

	2009	2008	2007

Share price	EUR 41.74	EUR 13.3	EUR 26.61
Exercise price	EUR 1.5-67.92	EUR 1.5-67.92	EUR 1.5 - 67.92
Volatility	57.06%-128.92%	57.06%-141.80%	59.55% - 144.42%
Periods to exercise date	1.25-6.25 years	1.25-6.25 years	1.25 - 6.25 years
Interest rate	3.5%	4.00%	4.5%

The weighted average fair value of the options exercised during the financial year was EUR 18.47 (2008: EUR 10.06; 2007: EUR 17.14).

6. PURCHASE OF TREASURY SHARES

The Annual General Meeting held on 21 May 2008 passed a resolution (and at the same time revoked the authorisation of the Executive Board resolved at the meeting held 22 May 2007 - to the extent it had not been utilised) in accordance with section 65, para. 1, subpara. 8 of the Stock Corporation Act authorising the Executive Board to buy back up to 10 % of the Company’s shares for a period of 30 months from the date of the resolution at a minimum price of EUR 1 and a maximum price of EUR 150 per share. The proportion of the share capital accounted for by treasury shares is limited to 10%. Furthermore, the Executive Board was also authorised to retire shares or, with the Supervisory Board’s approval up to and including 20 May 2013, to sell shares by means other than on the stock exchange or by public offering, optionally with partial or complete exclusion of shareholders’ subscription rights. The Executive Board was authorised to exercise this authority once or several times, and in its entirety or in parts.

7. CONDITIONAL AND AUTHORISED CAPITAL

Conditional capital

In accordance with a resolution passed by the Company’s Extraordinary General Meeting held on 27 January 2006, the Executive Board was authorised in accordance with section 174 para. 2 of the Stock Corporation Act and subject to the approval of the Supervisory Board, to issue convertible bonds, which grant the holders subscription and/or conversion rights of up to 4,500,000 shares in the Company. The authorisation was given for a period of 5 years from the day of authorisation. The convertible bonds may be issued in several tranches, and the Executive Board was also authorised to determine all conditions of issue of the bonds, in particular the terms, issue price, interest rate, conversion price, conditions of conversion and anti-dilution provisions. The Executive Board may service these bonds using conditional capital, treasury shares or a combination of conditional capital and treasury shares.

The Extraordinary General Meeting held on 27 January 2006 passed a resolution relating to an increase in the Company’s conditional share capital in accordance with section 159, para. 2, subpara. 3 of the Stock Corporation Act by up to EUR 2,526,730 to service stock options for employees.

The Extraordinary General Meeting held on 19 May 2009, passed a resolution relating to an increase in the Company’s conditional share capital in accordance with section 159, para. 2, subpara. 3 of the Stock Corporation Act by up to EUR 3,270,000 to service stock options for employees.

Taking into account stock options already serviced and the capital increase from Company funds, the total volume of the ESOP is now 5,604,902 options (2008: 4,500,000; 2007: 4,500,000), 974,307 (2008: 1,119,377; 2007: 305,819) of which have not yet been granted.

Please refer to note 5, “Options” for further information on the resolutions of the Annual General Meeting on the issue of options from the conditional capital under the Employee Stock Option Plan (“ESOP”).

Authorised capital

The Annual General Meeting held on 17 May 2006 authorised the Executive Board until 16 May 2011 to increase the company’s share capital by a maximum of EUR 15,535,000, in several tranches if necessary, subject to the Supervisory Board’s approval. At the same time, the meeting also revoked the previous authorisation of 10 May 2005. This increase was to be effected by issuing up to 15,535,000 non-par value bearer shares for payment in cash or in kind, optionally with partial or complete exclusion of shareholders’ subscription rights. In agreement with the Supervisory Board, the Executive Board was also authorised to determine the terms of issue if necessary, in particular the issue price, the nature of the non-cash contribution, the nature of the share rights and exclusion of subscription rights as well as the possible issue of the shares by indirect subscription rights. The Supervisory Board is authorised to pass any amendments to the Articles of Association resulting from the issue of shares from authorised capital.

The Annual General Meeting held on 22 May 2007 authorised the Executive Board (and at the same time revoked the authorisation resolved at the meeting held 17 May 2006) for a period ending 21 May 2012 to increase the company’s share capital by a maximum of EUR 16,300,000, in several tranches if necessary, with the Supervisory Board’s approval. This increase was to be effected by issuing up to 16,300,000 non-par value bearer shares for payment in cash or in kind, optionally with partial or complete exclusion of shareholders’ subscription rights. The Executive Board is also authorised to determine, in agreement with the Supervisory Board, the terms of issue if necessary, in particular the issue price, the nature of the contribution in kind, the nature of the share rights and exclusion of subscription rights as well as the possible issue of the shares by indirect subscription rights. The Supervisory Board was authorised to resolve any amendments to the Articles of Association resulting from the issue of shares from authorised capital.

An amount of EUR 1,628,436 (2008: EUR 1,686,436; 2007: EUR 1,686,436) of this authorised capital has been reserved to service options already issued.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of 30 SEPTEMBER 2010

EUR 000	Note	30.09.2010 audited	31.12.2009 audited

ASSETS
Non - current assets
Intangible assets	(1)	200,390	204,269
Plant and equipment	(2)	23,420	25,326
Financial assets	(3)	228	228
At-equity accounted investments	(4)	9,042	6,202
Deferred tax assets	(5)	214	225

		233,294	236,250

Current assets
Inventories	(6)	536	431
Receivables and other assets	(7)	66,228	64,902
Marketable securities	(8)	30,882	31,719
Cash and cash equivalents	(9)	130,279	153,139
Prepaid expenses	(7)	12,250	6,866

		240,175	257,057

Total		473,469	493,307

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	(10)
Share capital		36,001	35,718
Additional paid-in capital		276,989	258,681
Treasury shares		-239	-239
Currency translation adjustment		1,554	-854
AFS reserve		3,155	2,801
Cashflow hedge reserve		669	643
Retained earnings		-40,696	-27,104

		277,433	269,646
Non-controlling interests	(10)	2,070	1,251

		279,503	270,897
Non-current liabilities
Employee benefit obligations	(11)	949	732
Non-current liabilities	(14)	293	5,514
Deferred tax liabilities	(5)	23,426	26,815

		24,668	33,061
Current liabilities
Current liabilities	(13)	130,086	152,339
Other provisions	(12)	36,047	34,228
Thereof from income taxes		3,648	4,343
Deferred income	(13)	3,165	2,782

		169,298	189,349

Total		473,469	493,307

The notes form an integral part of the historical financial information.

CONSOLIDATED INCOME STATEMENT for the 9 months ended 30 September
EUR 000	Note	2010 audited	2009 unaudited

Net revenues	(15)	343,513	264,671
Other operating income	(16)	5,840	24,388

Total revenues		349,353	289,059

Cost of sales	(17)	-22,767	-7,257

Gross profit		326,586	281,802

Expenses for services rendered	(18)	-37,245	-29,336
Personnel expenses	(19)	-75,022	-59,295
Marketing expenses	(20)	-91,598	-72,007
Other operating expenses	(21)	-81,353	-62,906

Expenses
Earnings before interest, tax, depreciation and amortisation		41,368	58,258

Depreciation, amortisation and impairments	(22)	-33,294	-30,799

Earnings before interest and tax		8,074	27,459

Other financial income	(23)	49	1,363
Result from at-equity accounted investments	(4)	-2,182	1,089

Result of operations before income taxes for the year		5,941	29,911

Income taxes	(5)	1,212	-2,990

Profit/Loss for the year		7,153	26,921

Basic earnings per share (EUR)	(24)	0.24	0.82

Diluted earnings per share (EUR)	(24)	0.24	0.79

Of which attributable to:
Parent company equity holders		8,702	26,937
Non-controlling interests		-1,549	-16

The notes form an integral part of the historical financial information.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE PERIOD 1 JANUARY TO 30 SEPTEMBER 2010

EUR 000	01.01 – 30.09.2010 audited	01.01 – 30.09.2009 unaudited

Profit/Loss for the year	7,153	26,921

Other comprehensive income
Changes in the fair value of available for sale securities	472	1,972
Income tax expense/benefit	-118	-430
Changes in the fair value of cash flow hedges	35	960
Income tax expense/benefit	-9	-252
Foreign currency translation adjustment	2,423	968

Total	2,803	3,218

Comprehensive income for the year	9,956	30,139

of which attributable to:
Parent company equity holders	11,490	30,155
Non-controlling interests	-1,534	-16

The notes form an integral part of the historical financial information.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD 1 JANUARY TO 30 SEPTEMBER 2010

	Attributable to equity holders of the parent company

EUR 000 audited	Share capital	Additional Paid-in capital	Treasury shares	Currency translation adjustment	Afs reserve	Cash flow Hedge- reserve	Retained earnings	Total	Non- controlling interests	Total equity

As of 31.12.2009	35,718	258,681	-239	-854	2,801	643	-27,103	269,647	1,251	270,898
Comprehensive income for the year	0	0	0	2,408	354	26	8,702	11,490	-1,534	9,956
Sale to Non-controlling interests	0	9.656	0	0	0	0	0	9,656	2,353	12,009
Dividends paid	0	0	0	0	0	0	-22,295	-22,295	0	-22,295
Issuing costs	0	-39	0	0	0	0	0	-39	0	-39
Exercise of share options	283	3,643	0	0	0	0	0	3,926	0	3,926
Reclassification of share based payments to liabilities	0	-1,040	0	0	0	0	0	-1,040	0	-1,040
Issue of share options	0	6,088	0	0	0	0	0	6,088	0	6,088

As at 30.09.2010	36,001	276,989	-239	1,554	3,155	669	-40,696	277,433	2,070	279,503

	Attributable to equity holders of the parent company

EUR 000 unaudited	Share capital	Additional Paid-in capital	Treasury shares	Currency translation adjustment	Afs reserve	Cash flow Hedge- reserve	Retained earnings	Total	Non- controlling interests	Total equity

As of 31.12.2008	32,731	172,275	-239	-1,789	1,193	0	-73,380	130,791	0	130,791
Comprehensive income for the period	0	0	0	968	1,542	708	26,937	30,155	-16	30,139
Additions to Non-controlling interests	0	0	0	0	0	0	0	0	1,379	1,379

Exercise of share options	339	4,073	0	0	0	0	0	4.412	0	4,412
Issue of share options	0	6,919	0	0	0	0	0	6,919	0	6,919

As at 30.09.2009	33,070	183,267	-239	-821	2,735	708	-46,443	172,277	1,363	173,640

The notes form an integral part of the historical financial information.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIOD 1. JANUARY TO 30 SEPTEMBER 2010

EUR 000	01.01.- 30.09.2010	01.01.- 30.09.2009
	audited	unaudited

Profit/loss for the year	7,153	26,921
Amortisation, depreciation and impairments	33,294	31,573
Non-cash personnel expenses (share –based payments)	5,047	6,919
Result from at-equity accounted investments	2,182	-1,867
Dividends received from at-equity accounted investments	0	4,067
Change in deferred taxes	-3,505	656
Loss on disposal of fixed assets	75	503
Change in non-current provisions	217	106
Exchange rate differences	389	1,049
Expenses/income from taxes	2,736	3,091
Payment of income taxes	-3,430	-3,613
Change in receivables and other assets	-6,777	-2,431
Change in current provisions	2,514	4,678
Change in accounts payable and other liabilities	-6,870	-7,051

Net cash flow from operating activities	33,025	64,601

Proceeds from sale of short – term investments	1,500	0
Payments from acquisition of subsidiaries	-20,221	-911
Payments for acquisition of assets (excl. financial statements)	-25,546	-37,083
Payments for other financial assets	-196	-169
Payments for acquisitions of financial assets and shares in at-equity accounted investments	-5,023	-1,301

Net cash flow from investment activities	-49,486	-39,464

Payments from non-controlling interests	12,009	0
Dividends paid	-22,295	0
Issuing costs	-39	0
Receipt from shareholders	3,926	4,411

Net cash flow from financing activities	-6,399	4,411

= Net change in cash and cash equivalents	-22,860	29,548
+ Cash and cash equivalents at beginning of period	153,139	106,372

Cash and cash equivalents at end of period	130,279	135,920
Of which interest income	712	1,383
Of which interest payments	-14	-56

The notes form an integral part of the historical financial information.

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
AS OF 30 SEPTEMBER 2010 - IFRS

INFORMATION ABOUT THE COMPANY

The financial information set out below of bwin Interactive Entertainment AG (the “Company”), and together with its subsidiary undertakings, (“the Group”) for the three years ended 31 December 2009 and nine months ended 30 September 2010 has been prepared by the directors of the Company on the basis set out below.

bwin Interactive Entertainment AG (bwin AG) with registered offices at Börsegasse 11, 1010 Vienna, Austria, commercial register: Vienna Commercial Court (FN 166449 d), and its subsidiaries together make up bwin Group (“the Company”). The business activities of bwin Group include offering sports betting, poker, casino and virtual games, and operating a multiplayer poker platform. bwin Group also provides sporting content such as live video streams, live scores, statistics and sms services to its customers. Additionally, since 2008, bwin Group offers services related to the clearing of payments in multiple currencies to online retail merchants (“Payment Service Providing”).

The operational Gaming-business of the bwin Group is carried out primarily by bwin International Ltd., Gibraltar and Ongame Network Ltd., Gibraltar, on the basis of Gibraltarian sports betting and casino licenses and on the basis of Italian licenses. Additionally, Ongame Network Ltd. holds a license issued by the Kahnawake Gaming Commission. Furthermore, bwin Group also holds licences in Austria, Argentina, France, Italy and since 2009 in Southafrica. bwin International Ltd. and Ongame Network Ltd. operate under several domains; in particular www.bwin.com, www.bwin.it, www.giocodigitale.it or www.ongamenetwork.com or www.bwin.fr.

In 2009, bwin Group obtained a “payment institution” license from the British Financial Services Authority (“FSA”) through its British Group entity CQR UK Payment Solutions Ltd. Together with the FSA’s e-money license which is held by Vincento Payment Solutions Ltd., bwin Group is now capable of offering a comprehensive range of payment transaction services to third parties. Wherever necessary, bwin Interactive Entertainment AG carries out central functions such as finance, marketing, IT, project management, international business development, human resources and corporate communications for the subsidiaries of bwin Group. It also provides numerous other services such as market research and customer data analysis.

PartyGaming and bwin Interactive Entertainment AG (‘bwin’) announced their intention to merge on 29 July 2010. The parties intend to effect the merger through bwin transferring all of its assets and liabilities to PartyGaming and bwin will be dissolved. In consideration for their agreement to the proposed merger, bwin shareholders (whose shares in bwin will be cancelled on completion) will be issued new PartyGaming shares.

The proposed merger is classified as a reserve takeover under Listing Rules 10.2.3. Consequently PartyGaming is required to re-apply for the listing of its existing shares on the Lonson Stock Exchange’s main market. PartyGaming is seeking a premium listing of its shares.

As part of the merger of Bwin and PartyGaming, Bwin is required to present historical financial information in the PartyGaming prospectus for the 3 years ended 31 December 2009 and the nine months ended 30 September 2010 prepared in accordance with the accounting policies to be applied by the Enlarged Group prospectively.

The following presentational adjustments have been made to underlying financial statements of Bwin to amend the financial information so it is in accordance with the accounting policies to be applied by the Enlarged Group:

•	Presenting gaming duties as an expense within cost of sales instead of as a reduction in net revenues;
•	Royalties payable to software providers being presented as a distribution cost instead of a reduction in net revenues;
•	Fees related to inactivity and deposits are to be presented within the segment revenues to which they relate rather than as a component of other revenue;
•	Foreign exchange gains and losses to be presented net, instead of gains and losses presented separately;
•

Costs in relation to internally generated software assets were presented as both an expense within the income statement and an income item described as ‘own work capitalised’ these items have been netted against each other.

There has been no impact on the net assets of bwin or their profit/loss for the year because of these changes.

ACCOUNTING POLICIES, RECOGNITION AND MEASUREMENT

Accounting Policies

bwin Interactive Entertainment AG (the ‘Company’) is a company incorporated and domiciled in Austria.

The historical financial information of the Company and its subsidiaries, (together the “bwin Group”) and its equity accounted associates presents the results of the Group and associates for the years ended 31 December 2007, 2008 and 2009.

     v) Basis of preparation

The historical financial information has been based on management accounts for the 9 months to 30 September 2010. The comparative information stated for the 9 month period to 31 September 2009 is unaudited.

The historical financial information has been prepared in accordance with those International Financial Reporting Standards as adopted by the European Union (‘IFRS’) and has been prepared in accordance with the requirements of the Prospectus Directive (‘PD’) regulation and in accordance with the significant accounting policies, described below.

The consolidated historical financial information has been prepared in thousands of Euros (EUR 000). Rounding differences may occur in amounts and percentages due to the use of automated accounting systems.

New IFRS standards and interpretations

IFRIC 12 “Service Concession Arrangements”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”, IFRIC 17 “Distributions of Non-cash Assets to Owners”, IFRIC 18 “Transfers of Assets from Customers”, IFRS 1 “Revised IFRS 1 First Time Adoption of IFRS”, IAS 39 and IFRS 7 “Reclassification of Financial Assets: Effective Date and Transition”, IFRS 1 “Additional Exemptions for First-time Adopters, IFRS 2 “Group Cash-settled Share-based Payment Transactions”, IAS 39 “Eligible hedged items” and IAS 32 “Classification of Rights Issues”, IFRIC 19 “Extinguishing Financial Liabilities with Equity Payments” and IFRS 1 “Limited Exemption from comparative IFRS 7 Disclosures” which were effective during various dates in 2009, 2010 or as of 1 October 2010, had no impact on the consolidated historical financial information. IFRS “Improvements 2009”, which was effective as of 1 January 2010, had an impact on the presentation of operating segments.

New standards and interpretations to be applied in the future

The following amendments or revisions of standards as well as interpretations were issued as of the reporting date, but were not effective for the nine months period ending 30 September 2010:

New or modified standards		Effective date*

IAS 24	Related Party Disclosures	1 January 2011
IFRS 9	Financial Instruments**	1 January 2013
IFRIC 14	Amendment Prepayment of a Minimum Funding Requirement	1 January 2011
Various IFRS Improvement 2010**		1 January 2011

*) The standards must be applied to annual periods beginning on or after the effective date.
**) Not yet endorsed by the EU as of the reporting date.

The Company is currently evaluating the impact of the application of the new and revised/amended standards and interpretations on its consolidated historical financial information and disclosures and will not early adopt the standards and interpretations.

Principles of consolidation

In accordance with IFRS 3, subsidiaries are initially consolidated from the time the parent obtains control over the assets and operations of the acquired entities.

Subsidiaries are initially consolidated using the purchase method by allocating the acquisition cost to the acquiree’s identifiable assets, liabilities and contingent liabilities. Any amount of the consideration transferred exceeding the fair value of the net assets acquired is recognized as goodwill. Goodwill is not amortized, but tested for impairment annually. If goodwill is impaired, an impairment charge is recorded in profit and loss.

Intercompany revenues, expenses and profit and losses from intragroup transactions, as well as receivables due from and liabilities due to consolidated companies are eliminated.

Associated companies, over which the Company has a significant influence but does not exercise control, and joint ventures are reported using the equity method.

Foreign currency translation

The bwin Group records its ongoing business transactions in foreign currencies at monthly average exchange rates. At the reporting date, all monetary assets and liabilities in foreign currencies are translated into Euros using the closing rate and any foreign currency gains and losses are recognized in profit or loss.

For details on the functional currencies of the entities of bwin Group see note “scope of consolidated historical financial information”. The Euro is the functional currency of bwin AG. The financial statements of subsidiaries with a functional currency other than the Euro are translated using the modified reporting date method, and any exchange differences are recognized via other comprehensive income in equity (currency translation adjustment).

The historical financial information were translated at the following exchange rates:

	Reporting date 30 Sep 2010	Average 1. Jan – 30 Sep 2010	Reporting date 31 Dec 2009	Average 1. Jan – 30 Sep 2009 unaudited

British pounds (GBP)	0.86760	0.85997	0.88920	0.88661
Swedish kronas (SEK)	9.21830	9.70689	10.26500	10.69457
Mexican pesos (MXN)	17.19470	18.88270	18.84770	18.72383
Argentinean Pesos (ARS)	5.44240	5.12540	5.49140	5.01300
Chinese Yuan (CNY)	9.18430	9.00229	9.85000	9.27076

Significant exchange differences arising from the translation of monetary items that form part of the net investment in a foreign operation (loans), are recognized via other comprehensive income in equity (currency translation adjustment).

SCOPE OF CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

Consolidated affiliated companies (subsidiaries)

Apart from the parent company bwin AG, Vienna, the consolidated historical financial information include the following companies in which bwin AG held a controlling interest as of 30 September 2010 (reporting date of the subsidiaries is 30 September). These consolidated historical financial information are prepared based on the reporting as of 30 September 2010 of bwin AG and its subsidiaries.

	Functional currency	Participation in %	Offices registered in

bwin International Ltd.	EUR	100	Gibraltar
Ongame Network Ltd.	EUR	100	Gibraltar
SA Online Handelsbolag	SEK	100	Sweden
BWIN ARGENTINA SA	ARS	100	Argentina
bwin Italia S.r.l.	EUR	100	Italy
Bwin European Market Holding S.p.A (formerly Gioco Digitale S.p.A.)	EUR	100	Italy
Gioco Digitale Italia S.r.l.	EUR	100	Italy
BWIN Mexico S.A. de C.V.	MXN	80	Mexico
B.E.S SAS	EUR	75	France
DSG Deutsche Sportwett Gesellschaft mbH	EUR	100	Germany
bwin Marketing Services S.r.l.(merged into Bwin European Market Holding S.p.A in July 2010)	EUR	100	Italy
bwin Interactive Marketing UK Ltd.	GBP	100	UK
INFIELD - SERVIÇOS DE CONSULTORIA E MARKETING, UNIPESSOAL LDA	EUR	100	Portugal
BWIN INTERACTIVE MARKETING ESPAÑA	EUR	100	Spain
WEBSPORTS ENTERTAINMENT Marketing Services GmbH	EUR	100	Austria
bwin Games AB	SEK	100	Sweden
Ongame Future AB	SEK	100	Sweden
Ongame Holding Malta Ltd.	EUR	100	Malta
Ongame International Malta Ltd.	EUR	100	Malta
UnitedGames Holding BV	EUR	51	Netherlands
UnitedGames BV	EUR	51	Netherlands
Immunopharma BV	EUR	51	Netherlands
TC Invest AG	EUR	100	Austria
Vincento Payment Solutions (UK) Ltd.	GBP	100	UK
CQR Payment Solutions GmbH	EUR	100	Austria
CQR UK Payment Solutions Ltd.	GBP	100	UK
E3 – enhanced electronic entertainment AG (newly established in September 2010)	EUR	100	Austria
bwin (Beijing) Management and Consulting Co., Ltd.	CNY	100	China
Ongame Ltd. (dissolved in February 2009)	GBP	100	UK

A fund of funds has also been included in the consolidated historical financial information as it qualified as a special-purpose entity (SPE) in accordance with SIC 12 due to the degree of control exercised. All assets included in this fund of funds are measured individually and shares held are reported as marketable securities, cash in cash and cash equivalents, and accrued interest and the shares of profit or loss in other receivables.

Change in the scope of consolidated historical financial information

B.E.S SAS

On 26 March 2010, bwin has established a 100% subsidiary of Gioco Digitale located in France, bwin Interactive Entertainment Services (B.E.S SAS). On 4 Mai 2010, the Amaury Group signed the contract to acquire of 25% B.E.S SAS. Closing was on 6 July 2010.

The Amaury Group has a put option to convert the shares in the subsidiary in bwin shares. As the amount of bwin shares that could be converted is based on the fair value of the subsidiary, the put option does not result in the recognition of a financial liability but a non-controlling interest is recorded.

In contrary bwin has a call option on the Amaury Group’s BES shares which is currently not exercisable and therefore not considered in the consolidation.

E3 – enhanced electronic entertainment AG

On 9 September 2010, bwin founded a 100% subsidiary in preparation of the expected hive-down of the operating activities and some investments in subsidiaries of bwin AG. The company was registered in the companies register on 22 September 2010. Currently the company is dormant and commencing operations is subject to the acceptance of the merger by the Extraordinary General Meeting of the Company in January 2011.

Merger bwin Marketing Services S.r.l. and bwin European Markets Holding S.p.A. (formerly Gioco Digitale S.p.A.)

On 1 July 2010, bwin Marketing Services S.r.l. and bwin European Markets Holding S.p.A., both 100% subsidiaries of bwin, were merged. The merger had no impact on the consolidated historical financial information of bwin Group.

At-equity accounted investments

The following investments are accounted for using the equity method:

Companies	Reporting date	Shareholders’ equity in EUR 000	Result for the period 1 Jan. to 30 Sep. 2010 in EUR 000	Percentage of share capital	Offices registered in

bwin e.K.	30 Sep. 2010	2,167	805	50.00	Germany
Betbull Holding SE	30 Sep. 2010	22,117	-1,939	37.87	UK
Sajoo S.A.S	30 Sep. 2010	4,260	-5,785	45.00	France

bwin e.K.

Since May 2002, bwin AG has been an atypical silent partner with a 50% interest in bwin e.K., Neugersdorf, Germany. The owner of bwin e.K. Dr. Pfennigwerth operated the business under the terms of a German licence until August 2009. After that, the agency transactions of bwin e.K. were discontinued temporarily due to economic reasons, not as a result of changes in the legal framework.

The bwin Group has also agreed to bear certain expenses, in particular marketing expenses, general and legal fees as well as for fines and specified taxes for bwin e.K. For further information refer to the section 4 “Other obligations and contingent liabilities”.

Betbull Holding SE

On 18 November 2009, bwin exercised an option and a right for conversion under a convertible bond to acquire 2,351,124 shares in Betbull Holding SE for a purchase price of EUR 4,316 thousand, thus increasing its investment to 36.98%. Therefore, the investment no longer qualified as an available-for-sale investment but was accounted for using the equity method.

On 11 February 2010, Betbull Holding SE issued 800,000 shares and bwin subscribed 400,000 shares for a purchase price of EUR 500,000 and increased its holding in Betbull Holding SE to 37.87%.

Sajoo S.A.S.

On 4 May 2010, bwin Group singed a joint venture agreement with the Amaury Group to acquire 45% of Sajoo S.A.S, a gaming entity in France for a cash purchase price of EUR, 522 thousand. The closing took place on 24 June 2010.

The share of net assets at closing date amounted to EUR-498 thousand resulting in a difference of EUR 5,020 thousand. In course of a purchase price allocation the difference has been allocated to a licence of Sajoo S.A.S. with a useful life of 5 years.

Group companies not consolidated

bwin Group also holds investments in the following subsidiaries which were not consolidated:

Unconsolidated subsidiaries	Reporting date	Shareholders’ equity in EUR 000	Result for the year in EUR 000	Percentage of share capital		Offices registered in

Southern Gem Ltd.	30 Sep. 2010	-17	-2	100		British Virgin Islands

Pegasus Pferdewetten GmbH	30 Sep. 2010	22	-4	100		Germany

BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD.	30 Sep. 2010	-21	-7	20	*	South Africa
LEKKER BETTING AND GAMING (PTY) LTD.	30 Sep. 2010	-86	6	90		South Africa
Drachenfelssee 421. VV GmbH	30 Sep. 2010	25	0	100		Germany

*) Based on existing contractual relationships (put-options) bwin AG is able to control, in substance, 100%.

Lekker Betting & Gaming (PTY) Ltd. is a 90% subsidiary of bwin Interactive Entertainment SA (PTY) Ltd., which holds a sport betting licence issued by the Western Cape Gambling and Racing Boards, South Africa.

The subsidiaries listed above are not consolidated, but are recorded at cost in the consolidated historical financial information due to the fact that they are not material to the consolidated historical financial information.

Other investments

The following investments in companies are presented as financial assets:

Other investments	Reporting date	Shareholders’ equity in EUR 000	Result for the period 1. Jan to 30. Sep 2010 EUR 000	Percentage of share capital	Offices registered in

BWİN BAHİS VE ŞANS OYUNLARI SANAYİ VE TICARET LİMİTED ŞIRKETI (in liquidation)	31 Dec. 2009	0	-3	49	Turkey

BWİN BAHİS VE ŞANS OYUNLARI SANAYİ VE TICARET LİMİTED ŞIRKETI was established in 2007; an application for liquidation was filed at the beginning of 2008. The liquidation was not completed in the nine months period ending 30 September 2010.

Information on acquisitions

No acquisitions occurred in the period 1 January to 30 September 2010.

RECOGNITION AND MEASUREMENT

Intangible assets, plant and equipment

Purchased and internally generated intangible assets, leasehold improvements, other assets as well as operating and office equipment are measured at acquisition or production cost less amortization, depreciation and impairment.

In accordance with IAS 38, the cost of internally generated intangible assets is capitalized when its technical feasibility is assured, future economic benefits can be expected from such assets and their cost can be reliably measured.

After all requirements are met, costs relating to the production and improvement of websites and the online gaming software used by the Group are capitalized.

Depreciable assets are depreciated/amortized on a straight-line basis over their expected useful lives. The various rates of depreciation/amortization are based on the following expectations of useful lives:

	Useful life in years	Rate of depreciation/ amortisation in %

Intangible assets
Acquired Software	2-5	20 - 50
Internally generated software	2-5	20 - 50
Customer base, licenses and other rights	2-10	10 - 50
Marketing rights	3	33

Plant and equipment
Leasehold improvements	3-10	10-33
Other assets, operating and office equipment	2-8	12.5-50

Intangible assets with an indefinite useful life, such as brand names and goodwill, are not subject to scheduled amortization, but are tested for impairment annually, or when there are indications that their carrying amount is impaired.

Impairments of intangible assets and property, plant and equipment

Irrespective of whether there is any indication of impairment, the Company tests goodwill acquired in a business combination and intangible assets with an indefinite useful life for impairment at least annually, but for purposes of these consolidated historical financial information, an additional impairment test has been performed.

In the event that facts and circumstances indicate that the Company’s property, plant and equipment or intangible assets including goodwill, may be impaired, an impairment test is performed as well. This is the case regardless of whether they are to be held and used or to be disposed of. An impairment loss is recognized when an asset’s carrying amount exceeds the recoverable amount. The recoverable amount is based on the discounted cash flows expected to arise from the continued use of the asset and from its eventual disposal. Goodwill is allocated, as far as possible, to cash-generating units that are expected to benefit from the synergies of the business combination.

If these tests result in an impairment, the related loss is recorded in the income statement under the item “Depreciation, Amortization and Impairment Charges”.

If there is any indication that the considerations which led to an impairment of property, plant and equipment or intangible assets no longer exist, the Company considers the need to reverse all or a portion of the impairment charge except for goodwill.

Cash and cash equivalents

bwin Group reports cash, sight deposits and fixed deposits with terms of up to three months as cash and cash equivalents.

Financial assets and liabilities

Financial assets and financial liabilities are recognized initially when the Company acquires contractual rights or enters into contractual obligations. All transactions are recorded at the settlement date. They are derecognized when the Company is no longer in control of the contractual rights associated with such assets. This is normally the case when such assets are sold or any cash flows arising from such assets are directly transferred to an independent third party.

Financial assets and current marketable securities

Marketable securities, investment funds and non-current investments are assigned to the category “available for sale”. These assets are recognized initially at cost when acquired, and subsequently measured at their fair value, if a fair value can be reliably determined. With the exception of impairment charges, changes in fair value are recorded via other comprehensive income in equity (afs reserve). The fair values correspond to the market price. If no fair values can be reliably determined, the assets are recognized at cost less any impairment charges. Interest is recorded using the effective interest method, dividends are recognized when the legal entitlement to payment arises.

Derivatives

In accordance with IAS 39 all derivative financial instruments are recognized as assets or liabilities and measured at fair value regardless of their purpose and the intent they are held with. Changes in the fair value of derivative instruments designated as hedging instruments are either recognized in profit or loss or in other comprehensive income (cash flow hedge reserve), depending on whether the derivative instrument is used to hedge the fair value of items in the statement of financial position (“fair value hedges”) or to hedge cash flows (“cash flow hedges”). In the case of derivative instruments hedging items in the statement of financial position, changes in the fair value of the hedged asset or liability and of the derivative instrument are recognized in profit or loss. In the case of derivative instruments hedging cash flows, the change in fair value of the effective portion of the hedging instrument is recognized in other comprehensive income (cash flow hedge reserve). Upon settlement it is recognized through profit and loss. Changes in the fair value of the ineffective portion of the hedging instrument and fair value changes of derivative financial instruments not qualifying for hedging instruments are recognized in profit or loss.

Leasing

Leases that transfer substantially all the risks and rewards incidental to ownership of an asset to bwin as lessee, are classified as finance leases. Otherwise, leases are classified as operating leases. Plant and equipment subject to a finance lease are recognized at the lower of its fair value or present value of the minimum lease payments at the inception of the lease less accumulated depreciation and impairment charges. The lease payments are recognized over the term of the lease as repayment of the lease liability and interest expense.

Inventories

Inventories comprise merchandise sold through online shops. Inventories are measured at the lower of acquisition or manufacturing cost and net realizable value, with acquisition costs calculated using the first in, first out method. The net realizable value is calculated on the basis of the estimated sales prices expected in the normal course of business development less any future costs of manufacturing, administrative or marketing costs.

Receivables and other assets

Receivables and other assets are classified as loans and receivables, and are carried at amortized cost or at the lower fair value (less individual allowances for doubtful accounts).

The allowance accounts in respect of loans and receivables are used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible. At that point the amounts are considered irrecoverable and are written off against the financial asset directly.

Financial liabilities

Financial liabilities are classified as other financial liabilities, and are recorded at amortized cost. Interest expense is recognized in accordance with the effective interest method.

Trade accounts payable

Trade accounts payable are measured at amortized cost, which is equivalent to the repayment amount.

Income taxes

Deferred taxes are recognized when there are temporary differences between the amounts of the assets and liabilities recognized in the statement of financial position and their relevant tax base. Deferred taxes are calculated in compliance with IAS 12 “Income Taxes” using the balance sheet liability method. Deferred tax assets are recognized only for loss carry-forwards to the extent that they are likely to be recovered in the foreseeable future.

Share-based payments

In accordance with IFRS 2, share-based payment transactions for goods or services received or purchased are recognized at their fair values at the acquisition date. Since the transactions are settled exclusively by equity instruments, these transactions result in an increase in equity.

The expense incurred as a result of share-based payment transactions for services received (settles by means of stock options) is recognized over the service period of the share options. IFRS 2 was first applied in the financial year 2005, as a result of which the only share-based payment transaction taken into account were those granted after 7 November 2002 and which were not yet exercisable at the time the Standard became effective.

If the granting of the options is conditional upon satisfying specified market conditions (performance options), these market conditions and the likelihood of their fulfillment are taken into account at the grant date when estimating the fair value of the equity instruments granted. Future modifications of such assessments are not taken into account. Modifications of the assessment with respect to vesting conditions (length of employment) are taken into account as they occur. If exceptional conditions result in cash based settlement expenses and liabilities are recognized as incurred.

Employee benefit obligations - Severance payment obligations

Under legal regulations and individual employment contracts, all employees of the Austrian companies of bwin Group, who joined the group before 31 December 2002, are entitled to a one-time severance payment upon termination or when reaching retirement age. The payment is based on the number of years of service and the employee’s salary at the time of termination or retirement. A similar obligation exists for the Italian entities of bwin Group. bwin Group has recorded a provision to cover this obligation in accordance with IAS 19 “Employee Benefits” on the basis of the projected unit credit method. Actuarial gains and losses are recognized through profit and loss as incurred.

Due to changes in legal regulations, a defined contribution plan was introduced for staff employed with the Austrian subsidiaries after 31 December 2002. Contributions are paid monthly and recognized through profit and loss.

Other provisions

Other provisions are recorded whenever the Company has present obligations (legal or constructive) towards a third party as a result of a past event, and it is probable that such obligations will result in cash outflows. Such provisions are recorded in the amount considered appropriate according to best estimates at the time the consolidated historical financial information are prepared. If an amount cannot be reliably estimated, no provision is recorded. This fact, however, will be disclosed in the notes.

Revenue recognition and presentation

Betting and gaming turnover are recognized based on paid-up bettors’ stakes as of the reporting date, provided the underlying bets and games have already been decided. Stakes that have been charged to bettors’ accounts where the related sporting event will not take place until after the reporting date (pending bets) are recognized as deferred income. Pending bets are not recognized as derivates in accordance with IAS 39 due to the fact that they are not significant to the consolidated historical financial information.

Under a customer loyalty program, the Company awards customers playing real money games of chance bonus points that are added to a separate account. The award credits given are reported as separate units of accounting of a multiple-element contract. Revenue associated with the anticipated service award is measured at fair value and recognized as a reduction of sales. Revenue is realized only when the awards are redeemed.

In accordance with IAS 39 and the business practice of the gaming business, the net balance of betting stakes and winnings paid out from all product areas, and the winnings together with the rake obtained from poker products are recognized in the income statement inclusive of certain bonuses granted to players, sundry assurance revenue, as net revenues.

Estimates and judgments in relation to future developments

The preparation of the consolidated historical financial information in conformity with IFRS requires the management of the Company to make judgments, estimates and assumptions that may affect the use of accounting and valuation methods and the amounts of assets and liabilities, revenues and expenses recognized. Such estimates and the resulting assumptions are based on historical experience and various other factors that are believed to be reasonable under the given circumstances, and they form the basis for measuring the carrying amounts of assets and liabilities that are not readily available from other sources. The actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The most important assessments made by management of the Company with respect to the application of IFRS that may have a significant effect on the consolidated historical financial information, and estimates entailing a risk that the assets and liabilities reported may have to be significantly adjusted within the next financial year are described below:

– The positive assessment of the risk that Austrian or European appellate authorities finally agree with the Company legal opinion (see section 4 on “other obligations and contingent liabilities”).

– The positive assessment of the risks that the sports bets offered under the German Betting and Lotteries Act are not taxable (see section 4 on “other obligations and contingent liabilities”) and that sports betting, poker as well as casino and virtual games can be offered in the future in the existing markets.

– Goodwill, customer base, patent rights, software, plant and equipment, equity investments are measured on the basis of estimates of future cash flows (in some instances using forecasts). See note (22) to the statement of financial position and income statement for impairments recognized and the relevant assumptions made, and for the carrying amounts, see note (1), (3) and (4) to the statement of financial position and income statement.

– Obligations associated with loan guarantees, other guarantees and contingencies not recognized in the statement of financial position are monitored on a regular basis to determine whether they should be recognized in the historical financial information (see section 4 on “other obligations and contingent liabilities”).

– Deferred tax assets on loss carry-forwards and other deductible temporary differences are only recognized to the extent that it is probable that they will be realizable within a reasonable period of time.

– The estimates for the provision for legal and consulting fees incurred by the Company for legal proceedings are reviewed on a regular basis to ensure that the provisions are appropriate.

– With respect to the contingent purchase price liability which was renegotiated with the sellers of the shares in the Ongame Group, the Company evaluates on a regular basis, whether bwin Group will be able to reenter the US market. As of the reporting date, it was not likely that this liability would become due (see section 4 on “Other obligations and contingent liabilities”).

- The assessment that bwin e.K., Neugersdorf should be accounted for using the equity method, taking the contractual agreements with Dr. Pfennigwerth into account.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT

(1) INTANGIBLE ASSETS
(a) Intangible assets with definite useful lives

EUR 000	Marketing rights	Acquired Software	Internally generated software	Licences and other rights	Customer base	Advance payments	Total

Acquisition costs
Balance as of 1 January 2010	0	33,320	35,700	5,500	241,426	135	316,081
Exchange rate differences	0	3	1,896	-3	0	0	1,896
Additions	0	2,060	14,055	3,167	0	8
Disposals	0	-49	-1,554	0	0	0	19,290
Reclassifications/transfers	0	-1,065	1,317	300	0	-70	-1,603482

Balance as of 30 September 2010	0	34,269	51,414	8,964	241,426	73	336,146
Accumulated amortization
Balance as of 1 January 2010	0	22,242	10,959	3,094	182,294	0	218,589
Exchange rate differences	0	3	538	0	0	0	541
Amortization	0	4,276	5,504	1,006	14,080	0	24,866
Disposals	0	-18	-1,544	0	0	0	-1,562
Reclassifications/transfers	0	-383	380	100	0	0	97
Balance as of 30 September 2010	0	26,120	15,837	4,200	196,374	0	242,531

CARRYING AMOUNT AS OF 30 September 2010	0	8,149	35,577	4,764	45,052	73	93,615
CARRYING AMOUNT AS OF 31 December 2009	0	11,078	24,741	2,406	59,132	135	97,492

EUR 000	Marketing rights	Acquired Software	Internally generated software	Licences and other rights	Customer base	Advance payments	Total

Acquisition costs
Balance as of 1 January 2009	58,048	19,893	20,258	3,456	187,900	687	290,242
Changes in the scope of consolidated financial statements	0	7,436	0	1,881	53,526	619	63,462
Additions	0	4,917	19,882	163	0	0	24,962
Disposals	-58,048	-19	-4,440	0	0	-78	-62,585
Reclassifications/Transfers	0	1,093	0	0	0	-1,093	0
Balance as of 31 December 2009	0	33,320	35,700	5,500	241,426	135	316,081
Accumulated amortization
Balance as of 1 January 2009	48,373	16,261	9,907	2,552	171,668	0	248,761
Exchange rate differences	0	0	-39	0	0	0	-39
Changes in the scope of consolidated financial statements	0	2,030	0	0	0	0	2,030
Amortization	9,675	3,970	5,531	542	10,626	0	30,344
Disposals	-58,048	-19	-4,440	0	0	0	-62,507
Balance as of 31 December 2009	0	22,242	10,959	3,094	182,294	0	218,589

CARRYING AMOUNT AS OF 31 December 2009	0	11,078	24,741	2,406	59,132	135	97,492

CARRYING AMOUNT AS OF 31 December 2008	9,675	3,632	10,351	904	16,232	687	41,481

Software

The acquired software mainly relates to standard solutions, while internally generated software mainly includes software specifically developed for the gaming business. The additions to internally generated software in the nine month period ended 30 September 2010 relate to improvements of bwin Group’s gaming platform towards the possibility to use the backend solutions for easier entry into regulated markets (e.g. France), better administration of partner websites as well as additions to the poker platform (P5).

Marketing rights

In 2006, bwin Group acquired rights to the international marketing of the first and second German Soccer Leagues from DFL Deutsche Fussball Liga GmbH in the amount of EUR 8,048 thousand for the seasons 2006/2007 up to and including 2008/2009. These marketing rights were amortized over their useful life of three years. Marketing of the rights was effected mainly through agreements with international sublicenses, mainly TV and radio stations. The contractual relationship with DFL ended with the end of the 2008/2009 season and was not extended.

Licenses and other rights

This item mainly includes rights of use of airplanes, which have a useful life of five years. bwin Group holds licenses for sportsbetting, poker and games of chance (partially only for individual segments) in Austria, Gibraltar, Italy, Argentina, South Africa, France and Germany. Additionally, bwin Group holds an e-money license and a payment institution license in the UK. These licenses are only partially recognized as assets as the licence fees are payable on a yearly basis.

Customer base

In July 2005, the Company acquired a customer base as well as two domains from NOMATO Investments Ltd. In January 2006, as part of the Ongame acquisition, the Company acquired a customer base amounting to EUR 171 million, which is amortized over a period of five years. As part of the acquisition of Gioco Digitale Group, the Company acquired customer bases amounting to EUR 52 million in October 2009.

The useful life of the customer base is five years, and the average remaining useful life is 4 years (as of 31 Dec. 2009: 4,3 years).

Amortization for the nine months period ending 30 September 2010 was EUR 14,080 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR 6,631 thousand).

(b) Intangible assets with indefinite useful lives

EUR 000	Brand name	Goodwill	Total

Acquisition costs
Balance as of 1 January 2009	51,298	404,688	455,986
Change in reporting entities	0	0	0
Additions	0	0	0
Disposals	0	0	0
Reclassifications / transfers	0	0	0
Exchange rate differences	0	0	0
Balance as of 30 September 2010	51,298	404,688	455,986
Accumulated impairment
Balance as of 1 January 2010	39,000	310,209	349,209
Disposals	0	0	0
Reclassifications	0	0	0
Balance as of 30 September 2010	39,000	310,209	349,209

CARRYING AMOUNT AS OF 30 September 2010	12,298	94,479	106,777
CARRYING AMOUNT AS OF 31 December 2009	12,298	94,479	106,777

EUR 000	Brand name	Goodwill	Total

Acquisition costs
Balance as of 1 January 2009	39,000	330,029	369,029
Subsequent reduction of acquisition cost	12,298	76,229	88,527
Disposals	0	-1,570	-1,570
Balance as of 31 December 2009	51,298	404,688	455,986
Accumulated impairment
Balance as of 1 January 2009	39,000	311,779	350,779
Impairments	0	-1,570	-1,570
Balance as of 31 December 2009	39,000	310,209	349,209

CARRYING AMOUNT AS OF 31 December 2009	12,298	94,479	106,777

CARRYING AMOUNT AS OF 31 December 2008	0	18,250	18,250

In October 2009, bwin recorded goodwill and brand names resulting from the acquisition of the Gioco Digitale Group amounting to EUR 76.2 million and EUR 12.3 million, respectively. Brand names were classified as assets with an indefinite useful life, as they do not have a product life cycle, nor are they subject to technical, technological or commercial wear and tear or amortization. The period over which the Company has control over the brand names is not limited, either.

The remaining goodwill amounting to EUR 18.2 million refers to the acquisition of the Ongame Group and has been impaired partially in prior years. The brand name recognized during the Ongame acquisition has been fully impaired in 2008.

Goodwill and brand names are allocated as follows:

As of 30 September 2010

EUR 000	Goodwill	Brand name	Total

Gioco Digitale Group	76,229	12,298	88,527
CGU Poker / Europe, rest of the world resulting from acquisition of the Ongame Group	17,836	0	17,836
CGU Casino / Europe, rest of the world resulting from acquisition of the Ongame Group	414	0	414

CARRYING AMOUNT AS OF 31 September 2010	94,479	12,298	106,777

As of 31 December 2009

EUR 000	Goodwill	Brand name	Total

Gioco Digitale Group	76,229	12,298	88,527
CGU Poker / Europe, rest of the world resulting from acquisition of the Ongame Group	17,836	0	17,836
CGU Casino / Europe, rest of the world resulting from acquisition of the Ongame Group	414	0	414

CARRYING AMOUNT AS OF 31 December 2009	94,479	12,298	106,777

Goodwill and brand names resulting from the acquisition of the Gioco Digitale Group could not be allocated to the individual CGUs, but relate to the entire CGU portfolio acquired (poker, casino, sports betting, and games) in Italy.

(2) PLANT AND EQUIPMENT

Depreciation for the nine months period ending 30 September 2010 was EUR 8,428 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR 7,391 thousand).

The additions to operating and office equipment mainly relate to servers and hardware.

EUR 000	Leasehold improvements	Operating and office equipment	Advance payments and plant under construction	Total

Acquisition costs
Balance as of 1 January 2010	4,348	53,637	6	57,991
Exchange rate differences	48	1,188	0	1,236
Additions	199	6,057	0	6,256
Disposals	0	-101	0	-101
Reclassifications/transfers	28	-505	-6	-483
Balance as of 31 September 2010	4,623	60,276	0	64,899
Accumulated depreciation
Balance as of 1 January 2010	2,115	30,550	0	32,665
Exchange rate differences	27	528	0	555
Depreciation	656	7,772	0	8,428
Disposals	0	-72	0	-72
Reclassifications / transfers	24	-121	0	-97
Balance as of 31 September 2010	2,822	38,657	0	41,479

CARRYING AMOUNT AS OF 30 Sep. 2010	1,801	21,619	0	23,420
CARRYING AMOUNT AS OF 31 Dec. 2009	2,233	23,087	6	25,326

EUR 000	Leasehold improvements	Operating and office equipment	Advance payments and plant under construction	Total

Acquisition costs
Balance as of 1 January 2009	2,959	42,128	400	45,487
Change in the scope of consolidated financial statements	523	1,453	0	1,976
Exchange rate differences	19	487	0	506
Additions	540	11,774	0	12,314
Disposals	0	-2,292	0	-2,292
Reclassifications/transfers	307	87	-394	0
Balance as of 31 December 2009	4,348	53,637	6	57,991
Accumulated depreciation
Balance as of 1 January 2009	1,131	22,309	0	23,440
Change in reporting entities	225	328	0	553
Exchange rate differences	9	173	0	182
Depreciation	750	9,463	0	10,213
Disposals	0	-1,723	0	-1,723
Balance as of 31 December 2009	2,115	30,550	0	32,665

BOOK VALUE AS OF 31 December 2009	2,233	23,087	6	25,326

BOOK VALUE AS OF 31 December 2008	1,828	19,819	400	22,047

(3) FINANCIAL ASSETS

EUR 000	Other loans	Marketable securities (available for sale)	Investments in affiliated companies	Total

Acquisition costs
Balance as of 1 January 2010	0	0	228	228
Transfer to at-equity accounted investments	0	0	0	0
Additions	0	0	0	0
Disposals	0	0	0	0
Balance as of 30 September 2010	0	0	228	228
Accumulated impairments/reversals of impairments
Balance as of 1 January 2010	0	0	0	0
Impairments	0	0	0	0
Disposals	0	0	0	0
Transfer to at-equity accounted investments	0	0	0	0
Balance as of 30 September 2010	0	0	0	0

CARRYING AMOUNT AS OF 30 Sep. 2010	0	0	228	228
CARRYING AMOUNT AS OF 31 Dec. 2009	0	0	228	228

EUR 000	Other loans	Marketable securities (available for sale)	Investments in affiliated companies	Total

Acquisition costs
Balance as of 1 January 2009	4,145	3,244	92	7,481
Transfer to at-equity accounted investments	-4,317	-3,244	0	-7,561
Additions	1,969	0	136	2,105
Disposals	-1,797	0	0	-1,797
Balance as of 31 December 2009	0	0	228	228
Accumulated impairments/reversals of impairments
Balance as of 1 January 2009	815	1,306	0	2,121
Impairments	774	0	0	774
Disposals	-1,589	0	0	-1,589
Transfer to at-equity accounted investments	0	-1,306	0	-1,306
Balance as of 31 December 2009	0	0	0	0

CARRYING AMOUNT AS OF 31 December 2009	0	0	228	228

CARRYING AMOUNT AS OF 31 December 2008	3,330	1,938	92	5,360

In 2009 the convertible bond of Betbull Holding SE and the loan to BETBULL BWIN ESPAÑA (meanwhile Winners Apuestas S.A.) were exchanged for shares in Betbull Holding SE. Since bwin obtained significant influence over the entity, the investment, formerly classified as available for sale, is included in the consolidated historical financial information using the equity method as of the financial year 2009 (see note (4) on at-equity accounted investments).

Investments in affiliated companies relate to entities not consolidated due to their insignificance.

(4) AT-EQUITY ACCOUNTED INVESTMENTS

The development of these investments was as follows:

EUR 000	2010

Acquisition costs
Balance as of 1 January 2010	8,565
Additions	5,023
Reclassifications/transfers	-417
Balance as of 30 September 2010	13,170

Accumulated changes
Balance as of 1 January 2010	2,363
Result from at-equity accounted investments	2,182
Reclassifications/transfers	-417
Balance as of 30 September 2010	4,128

CARRYING AMOUNT AS OF 30 September 2010	9,042
CARRYING AMOUNT AS OF 31 DECEMBER 2009	6,202

The additions to at-equity accounted investments relate to the purchase of a 45% interest in Sajoo S.A.S. and an increase in the participation in Betbull Holding SE. For more information see note “change in the scope of consolidated historical financial information”.

The result from at-equity accounted investments in the amount of EUR 2,182 thousand relate to a gain of EUR 355 thousand from bwin e.K. and losses in the amount of EUR 735 thousand and EUR 2,333 thousand from Betbull Holding SE and Sajoo S.A.S. Further this result includes the reversal of the impairment of EUR 531 thousand relating to Betbull Holding SE. Measurement of the reversal of the impairment as of the reporting date of Betbull Holding SE was derived from the stock market price (EUR 1.6 per share).

EUR 000	2009

Acquisition costs
Balance as of 1 January 2009	2,332
Additions	6,233
Balance as of 31 December 2009	8,565

Accumulated changes
Balance as of 1 January 2009	-1,782
Result from at-equity accounted investments	78
Distributed share in profits	4,067
Balance as of 31 December 2009	2,363

CARRYING AMOUNT AS OF 31 DECEMBER 2009	6,202

CARRYING AMOUNT AS OF 31 DECEMBER 2008	4,114

The 2009 result from at-equity accounted investments includes in particular the proportionate results amounting to EUR 871 thousand and expenses (net impairment losses) resulting from the measurement of the investment in Betbull Holding SE amounting to EUR 27 thousand. Measurement as of the reporting date was based on the recoverable amount totaling EUR 4,682 thousand, which was derived from the stock market price (EUR .16 per share).

The aggregate financial information of at-equity accounted investments is as follows:

EUR 000	30 Sep. 2010		31 Dec. 2009

	total	proportionate	total	proportionate

BALANCE
Non-current assets	19,498	7,452	18,999	7,059
Current assets	21,496	9,258	10,807	4,335

Total assets	40,944	16,710	29,806	11,393
Shareholders’ equity	28,544	11,376	24,733	9,362
Non-current liabilities	0	0	0	0
Current liabilities	12,450	5,334	5,073	2,031

Total shareholders’ equity and liabilities	40,944	16,710	29,806	11,393

EUR 000	1. Jan. – 30 Sep. 2010		1. Jan. – 30 Sep. 2009 unaudited

	total	proportionate	total	proportionate

INCOME STATEMENT
Revenues	16,504	6,785	36,165	16,324
Operating expenses	-21,610	-9,008	-35,855	-15,889
Depreciation/amortisation	-864	-340	-4,529	-1,688
Financial result	-36	-13	-116	-37
Income taxes	-914	-359	-319	-159

Profit/loss for the period	-6,920	-2,935	-4,654	-1,449

(5) DEFERRED TAXES

The following deferred taxes were recognized for temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their relevant tax base:

EUR 000	30 Sep. 2010	31 Dec. 2009

Intangible assets	338	405

Financial assets	5,817	3,750

Provisions for severance payments and accrued holidays	162	152
Other provisions and liabilities	282	327

Deferred tax assets	6,599	4,634

Financial assets	-12	-11

Intangible assets	-28,074	-29,816

Marketable securities	-1,009	-883
Employee benefit obligations	-5	0

Cash flow hedge	-284	-229
Depreciation of plant and equipment on a pro rata temporis basis	-427	-285

Deferred tax liabilities	-29,811	-31,224

Total deferred taxes	-23,212	-26,590

of which deferred tax assets	214	225

of which deferred tax liabilities	-23,426	-26,815

Calculations of deferred taxes were based on the respective local corporate tax rates in effect.

The change in deferred taxes was recorded as follows:

EUR 000	30 Sep. 2010	30 Sep. 2009

Change in deferred taxes recognised in the income statement	3,908	101
Currency translation adjustment	-403	0
Change due to acquisitions	0	-1,344
Change recorded directly in shareholders’ equity	-127	-682

Change in deferred taxes	3,378	-1,925

For the following items, income taxes were recognized in other comprehensive income:

EUR 000	30 Sep. 2010	30 Sep. 2009

Deferred income taxes
Afs- reserve (marketable securities)	-118	-430
Cash flow hedge	-9	-252

Total	-127	-682

The income tax benefit/expense contains the following items:

EUR 000	1. Jan – 30 Sep 2010	1. Jan – 30 Sep 2009 unaudited

Change in deferred taxes recognised through profit and loss	3,908	101
Current taxes	-2,630	-3,091
Prior period taxes	-66	0

Tax expense/benefit	1,212	-2,990

The following is a reconciliation between the income taxes calculated on the basis on the applicable tax rates and the amount presented in the consolidated income statement:

EUR 000	1. Jan – 30 Sep 2010	Jan – 30 Sep 2009 unaudited

Profit/loss before tax	5,941	29,911

Calculated tax income/expense (25%)	-1,485	-7,478

Foreign tax-rate differential	6,662	692

Deferred tax assets not recognised	-4,499	2,866

Use of tax loss carry forwards for which no deferred tax assets have been previously recognised	457	15

Share-based payments	-368	-899

Prior period taxes	-66	0
Tax exempt income	1,074	2,395

Other	-563	-581

Tax expense/income recognised	1,212	-2,990

In total, tax loss carry-forwards amount to EUR 322,475 thousand (as of 31 Dec. 2009: EUR 230,348 thousand), for which no deferred tax assets were recognized. Of these total tax loss carry-forwards, an amount of EUR 309,524 thousand (as of 31 Dec. 2009: EUR 215,935 thousand) can be carried forward indefinitely, and an amount of EUR 12,951 thousand (as of 31 Dec. 2009: EUR 14,413 thousand) will expire between 2011 and 2018. As of September 2010 for future temporary deductible differences amounting to EUR 121,568 no deferred tax asset was recognized. This amount mainly relates to impairment on investments recognized in prior periods, which have to be allocated over seven years for tax purposes. In the nine month period ending 30 September 2010, deferred taxes for the current period amounting to EUR 4,499 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR -2,866 thousand) relating to current tax losses and future temporary deductible differences were not recognized.

No deferred taxes were recognized for at-equity accounted investments. In total there were temporary differences in the amount of EUR 2,603 thousand (previous year: EUR 810 thousand) that would result in deferred tax assets amounting to EUR 651 thousand (as of 31 Dec. 2009: EUR 230 thousand), respectively.

No deferred tax assets were recognized for temporary differences between the Company’s share in the equity of its subsidiaries and their tax bases since bwin does not expect these differences to reverse within a reasonable time. The tax rate differential mainly relates to the tax exempt Gibraltar subsidiary bwin International Ltd. In 2011 the tax exempt status of this subsidiary will expire, however the Company does not expect that significant temporary differences will arise within this entity.

(6) INVENTORIES

The item inventories relates entirely to merchandise. No inventory write-downs due to decreased net sales prices occurred in the nine months period ending 30 September 2010 (for the period of 1 Jan. to 30 Sep. 2009: EUR 8 thousand) were recorded. The total cost of goods sold in the financial year was EUR 761 thousand (for the period of 1 Jan. to 30 Sep. 2009: EUR 742 thousand).

(7) RECEIVABLES, OTHER ASSETS AND PREPAID EXPENSES

EUR 000	31 Sep. 2010	31 Dec. 2009

Payment processing clearing accounts	31,653	29,477
Receivables from affiliated companies	168	156
Receivables from at-equity accounted companies	1,096	204
Receivables from marketing of German Soccer League rights	568	568
Trade accounts receivables	4,800	5,259
Interest and earnings in funds of funds	432	603
Security deposits	2,079	1,682
Receivables - commissions from sublicensing of German Soccer League rights	5,028	5,493

Other	12,396	12,136

Other financial assets	58,220	55,578
Balances on tax authorities’ accounts	8,008	9,324
Prepaid expenses	12,250	6,866

Other non-financial assets	20,258	16,190

Total	78,478	71,768

The item payment processing clearing accounts relates mainly to processing of Internet payments via clearing houses.

Due to existing contractual obligations, the two Executive Board members were each reimbursed for the bail imposed by a court in 2006 in the amount of EUR 300 thousand. Against the background of pending proceedings, the Company has recognized this amount as a receivable.

The item other receivables includes receivables from members of Executive Board of EUR 5,904 thousand (as of 31 Dec. 2009: EUR 5,900 thousand) relating to personnel related taxes and accrued interest charges. In November 2010, with the approval of the Supervisory Board of bwin AG, the executive board members were given a period of grace of 18 months at most to settle these receivables applying additional interest charges. The receivables are collateralized by their short-term employee benefits. Furthermore, New Media & Gaming Holding Ltd. acts as guarantor.

The item prepaid expenses relate mainly to prepaid advertising services and IT related expenses.

(8) MARKETABLE SECURITIES

Marketable securities consist of the following items:

EUR 000	30 Sep. 2010	31 Dec. 2009

Fund of funds	20,086	19,504
Other investment funds	9,644	9,585
Bonds	1,152	2,630

Total	30,882	31,719

Shares in investment funds amounting to EUR 3,000 thousand have been pledged as security for a bank guarantee in respect of the license granted to Winners Apuestas S.A. (formerly BETBULL BWIN ESPAÑA S.A.) since 2008.

(9) CASH AND CASH EQUIVALENTS

EUR 000	30 Sep. 2010	31 Dec. 2009

Cash in banks	130,228	153,109
Cash in funds of funds	8	6
Cash on hand	43	24

Total	130,279	153,139

EUR 6,511 thousand (as of 31 Dec. 2009: EUR 3,038 thousand) of total cash in banks served as guarantee for credit card transactions. Additionally, an amount of EUR 18,500 thousand (as of 31 Dec. 2009: EUR 15,000 thousand) related to a marketing agreement was deposited in a restricted account. Furthermore, cash amounting to EUR 3,000 thousand (as of 31 Dec. 2009: EUR 3,000 thousand) was pledged as security of a bank guarantee in respect of the license granted to Winners Apuestas S.A. (formerly BETBULL BWIN ESPAÑA S.A.).

(10) SHAREHOLDERS’ EQUITY

The share capital reported is the nominal capital of bwin AG amounting to EUR 36,001 thousand (as of 31 Dec. 2009: EUR 35,718 thousand). It is divided into 36,000,988 non-par value, fully paid bearer shares (31 Dec. 2009: 35,717,696 non-par value, fully paid bearer shares). The capital increases in the nine months period ending 30 September 2010 amounting to EUR 283 thousand relate to the exercise of stock options from conditional capital. Issuing costs recognized in equity mainly result from this capital increase.

In the reporting period, the Company declared and paid a dividend of EUR 22,925 thousand, which is equivalent to EUR 0.62 per share.

Non-controlling interest relate to interest of other shareholders in the UnitedGames Group, BWIN Mexico S.A. de C.V., and B.E.S. SAS.

Additional paid-in capital includes share premiums relating to the exercise of stock options, the expenses recognized in connection with share-based-payments, share premiums related to acquisitions, as well as effects of the sale of non-controlling interest in subsidiaries. The increase of additional paid in capital from the sale to non-controlling interest results from transactions with the Amaury Group, who acquired 25% interest in B.E.S. SAS, and the sale of 1.14% of United Games Group to a non-controlling shareholder.

For the reclassification of share-based payments to liabilities see note (5) to the statement of financial position and income statement.

(11) EMPLOYEE BENEFIT OBLIGATION

The provision for severance payment mainly relates to Austrian and Italian employees. In line with current developments, calculation of this obligation was based on a retirement age of 62 years unless agreed otherwise in individual employment contracts. The calculation was also based on a discount rate of 2.96% to 4.3% (as of 31 Dec. 2009: 5%), and an annual rate of compensation increase of 1.5% to 4%% (as of 31 Dec. 2009: 4%).

The following table provides a reconciliation of the changes in severance benefit obligations for the reporting period ended 30 September 2010 and 31 December 2009:

EUR 000	1 Jan. – 30 Sep. 2010	1. Jan. – 31 Dec. 2009

Defined benefit obligation (DBO) as at the beginning of the period	732	358
Service cost	235	110
Interest cost	24	23
Benefits paid	-33	0
Actuarial losses/gains	-9	60
Change in the scope of consolidated financial statements	0	181

Defined benefit obligation (DBO) as at the beginning of the period	949	732

(12) OTHER PROVISIONS

As in 2009, all other provisions were classified as current as of 30 September 2010. The following is a reconciliation of other provisions for the period ending 30 September 2010:

EUR 000	Balance as of 1 Jan. 2010	Use	Reversal	Exchange rate differences	Additions	Balance as of 30 Sep. 2010

Taxes	4,343	-2,724	0	0	2,029	3,648
Accrued outstanding vacation	5,480	-256	0	-20	939	6,143
Legal, audit and consulting fees	3,455	-1,968	-236	-13	4,130	5,368
Marketing	7,468	-4,095	-278	0	6,551	9,646
Staff-related provisions	2,989	-2,177	-201	-77	5,525	6,059
Other	10,493	-9,086	-2	0	3,778	5,183

Total	34,228	-20,306	-717	-110	22,952	36,047

Reversals of provisions are recorded in the line item in which the expense was originally recorded.

The increase in staff related and marketing provision is a result of the reporting date. The increase in provisions for legal, audit and consulting fees is mainly related to the planned merger.

For imposed fines an amount of EUR 975 thousand (as of 31 Dec 2009: EUR 670 thousand) has been recognized as provision for legal fees.

All provisions relate to items for which payment is expected in the following year.

(13) CURRENT LIABILITIES AND DEFERRED INCOME

EUR 000	30 Sep. 2010	31 Dec. 2009

Liabilities to at equity accounted investments	751	0
Trade accounts payable	24,927	26,397
Bettors’ clearing account	86,981	88,047
Payment processing clearing account	2,898	4,281
Other payroll related liabilities	173	2,425
Liabilities from business combinations	5,413	20,413
Other	2,015	560

Financial liabilities	123,158	142,123
Social security related liabilities	1,818	2,143
Tax liabilities	5,110	8,072
Deferred income	3,165	2,782

Other non-financial liabilities	10,093	12,997

Total	133,251	155,120

The liability from business combinations with reference to the acquisition of the Gioco Digitale Group amounting to EUR 5,000 thousand will become due upon the meeting of certain financial criteria in the second quarter of 2011.

The liability from the put-option (bwin Interactive Entertainment SA (PTY) Ltd is based on existing options contracts (put-options) which enable the bwin Group to control, in substance 100% of the entity.

Deferred income relates to betting stakes in the amount of EUR 2,687 thousand (as of 31 Dec 2009: EUR 2,598 thousand) already charged to the bettor’s accounts before the reporting date (pending bets) and where the related sporting events take place after the reporting date (for the most part in October of 2010).

(14) NON-CURRENT LIABILITIES

EUR 000	30 Sep. 2010	31 Dec. 2009

Liability resulting from the acquisition of the Gioco Digitale group	0	5,000
Liability resulting from the acquisition of the DSG Deutsche Sportwett Gesellschaft mbH	293	514

Total	293	5,514

(15) NET REVENUES AND OPERATING SEGMENTS

In accordance with IFRS 8, operating segments are identified based on the decision making process of the entity (management approach). Management controls the Company/the Group based on the information on the products offered (sport betting, poker, casino and games) and other services (payments, DFL). In addition, bwin e.K., though not controlled by the bwin Group, is fully consolidated on a pro-forma basis within sports betting for the purpose of providing management information. Management information on the segment level mainly relates to information on the activities in the segments (number of players, gross revenues). Management of results is primarily based on the key ratios EBITDA and EBIT at bwin Group level.

The bwin Group operates in the segments of sports betting, poker, casinos and games. The sports betting segment comprises not only conventional sports betting, but also LIVE betting, where bwin Group plays a leading role internationally. The casino and games segment comprises games like roulette, blackjack and virtual games. In the poker segment, the Company offers a multiplayer poker application in the field of B2C and B2B. In addition to these segments, the bwin Group extended its marketing portfolio by acquiring the international rights to market the games of the first and second divisions of the German Soccer League in 2006. The contract about the acquisition of these rights terminated in June 2009. Additionally, since 2008, bwin Group has been developing and offering services related to the clearing of payments (“Payment Service Providing”). Since these segments are not part of bwin Group’s core business (and due to lack of significance), they are combined and reported in other segments. Inter-segment pricing is determined on an arm’s length basis.

For the period 1 January to 30 September 2010

EUR 000	Sports betting	Casino and Games	Poker	Other Segments (Payments)	Total	Consolidat ion	Elimination bwin e.K.	Bwin Group total

Betting turnover	2,583,439	—	—	—	2,583,439	—	-52	2,583,387
Customer winnings	-2,389,182	—	—	—	-2,389,182	—	—	-2,389,182
Segment gross revenues	194,257	85,470	103,997	—	383,724	—	-52	383,672

Sales commissions	—	—	—	—	—	—	-121	-121
Customer bonuses (incl. loyalty programs)	-16,700	-6,077	-17,297	—	-40,073	—	35	-40,038
Other revenue reductions	—	—	—	—	—	—	—	—

Segment net revenues	177,557	79,393	86,700	—	343,651	—	-138	343,513

Other operating income
From transactions with external customers	-187	-113	915	3,976	4,998	—	-18	4,980
From transactions with other segments	804	360	3,234	6,377	10,775	-9,914	—	860

Segment revenues	178,174	79,640	91,256	10,353	359,424	-9,914	-156	349,353
Cost of Sales	-8,578	-1,069	-13,121	—	-22,768	—	—	-22,767

Gross Profit	169,596	78,571	78,135	10,353	336,655	-9,914	-156	326,585

Segment expenses	-133,476	-59,122	-91,133	-10,585	-294,316	9,914	-814	-285,216

Segment EBITDA	36,120	19,449	-12,998	-232	42,339	0	-970	41,368

Depreciation and amortization	-10,630	-4,971	-16,577	-1,178	-33,356	0	63	-33,294

Segment EBIT	25,490	14,478	-29,575	-1,410	8,983	0	-908	8,074

For the period 1 January to 30 September 2009 (unaudited)

EUR 000	Sports betting	Casino and Games	Poker	Other Segments (Payments)	Total	Consolidat ion	Elimination bwin e.K.	Bwin Group total

Betting turnover	2,265,626	0	0	0	2,265,626	0	-6	2,265,620
Customer winnings	-2,105,940	0	0	0	-2,105,940	0	0	-2,105,940
Segment gross revenues	159,686	72,914	81,129	0	313,729	0	-6	313,723

Sales commissions	0	0	0	0	0	0	-18,883	-18,883
Customer bonuses (incl. loyalty programs)	-18,003	-625	-13,634	—	-32,262	0	2,093	-30,169

Segment net revenues	141,683	72,289	67,495	—	281,467	—	-16,796	264,671

Other operating income
From transactions with external customers	13,838	6,735	7,677	—	28,250	0	6,070	24,388
From transactions with other segments	0	0	0	4,967	4,967	-4,967	0	0

Segment revenues	155,521	79,024	75,172	4,967	304,750	-4,967	-10,725	289,058

Cost of Sales	-2,616	-481	-4,160	—	-7,257	—	—	-7,257

Gross Profit	152,905	78,543	71,012	4,967	297,493	-4,967	-10,725	281,801

Segment expenses	-126,897	-58,641	-66,576	15,563	-236,550	4,967	8,040	-223,543

Segment EBITDA	26,008	19,902	4,436	10,596	60,943	0	-2,685	58,258

Depreciation and amortization	-7,556	-3,772	-9,042	-10,503	-30,873	0	74	-30,799

Segment EBIT	18,453	16,131	-4,606	93	30,071	0	-2,611	27,459

Information on regions

Information on regions is based on location of the players and is presented on a pro forma consolidated basis:

	Net revenues		Segment non-current assets

Region	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited	As of 30.09.2010	As of 31.12.2009

Germany	99,772	66,656	26,205	25,492
Italy	54,815	27,965	150,454	154,776
Greece	32,117	32,478	8,323	9,410
Spain	22,129	18,692	5,776	5,545
France	23,179	18,890	4,485	5,704
Austria	16,288	15,756	4,163	4,483
other regions	95,213	84,235	24,599	24,437

Total	343,513	264,671	224,004	229,847

As net revenues of at-equity accounted companies are not included in regional figures, the carrying amounts of these investments have not been allocated to the segment non-current assets. Furthermore, due to the definitions of IFRS 8, financial instruments and deferred tax assets are not included in any segment.

(16) OTHER OPERATING INCOME

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Revenues from sublicensing of German soccer league marketing rights	0	14,869
Income from consulting services	992	6,420
Income from fees charged	1,437	640
Other	3,411	2,459

Total	5,840	24,388

(17) COST OF SALES

Cost of sales represents amounts expensed in relation to gaming duties.

(18) EXPENSES FOR SERVICES RECEIVED

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Services provided by third parties	23,217	18,164
Internet data line, internet charges	2,422	1,462
Calculation of betting odds	2,945	3,184
Information services	1,043	870
Commissions	811	476
Gaming Software License fees	6,175	4,613
Other	632	567
Total	37,245	29,336

(19) PERSONNEL EXPENSES

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Salaries	58,139	47,711
Payroll-related taxes and contributions	15,482	12,340

Share-based payments	6,459	5,952
Expenses for severance payments and contributions to severance payment funds	2,387	1,808
Other social benefits	1,580	1,059
Total	84,047	68,870
Less own work capitalised	-9,025	-9,575
Total	75,022	59,295

In 2010, the Company paid EUR 455 thousand (for the period 1 Jan. to 30 Sep.: EUR 427 thousand) to the severance payment fund (VBV-Mitarbeitervorsorgekasse AG) for the defined contribution severance plan.

Share-based payments expense include expense for cash-settled share-based payments amounting to EUR 1,783 thousand, which became payable due to change-of-control clauses. For further information see note (5) to the statement of financial position and income statement.

The number of employees is as follows:

	Reporting date		Average

	30 Sep. 2010	31 Dec. 2009	1. Jan. – 30 Sep. 2010	1. Jan. – 31 Dec 2009.

Employees	1,576	1,526	1,560	1,442
Freelance workers	43	44	46	48

Total	1,619	1,570	1,606	1,490

(20) MARKETING EXPENSES

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Offline advertising	22,705	14,977
Sponsoring	28,706	27,152
Online advertising	28,026	24,824
Other	12,160	5,054
Total	91,598	72,007

(21) OTHER OPERATING EXPENSES

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Bank charges	20,969	18,849
Legal, audit and consulting fees	19,465	11,830
Travel and communication expenses	6,381	5,323
Office expenses and personnel leasing	1,149	819
Foreign exchange losses	3,194	-747
Rental and leasing expenses	8,938	8,704
Expenses attributable to office operations incl. software maintenance	5,266	4,648
License fees	927	1,566
Investor relations	215	203
Bad debt expense/income	420	-175
Non-income taxes	653	832
Other	13,776	11,054

Total	81,353	62,906

(22) DEPRECIATION, AMORTIZATION, IMPAIRMENTS AND REVERSALS

Depreciation/amortization, impairments and reversals are composed of the following:

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Depreciation and amortisation of
Software	9,780	6,719
Licenses	1,006	383
Customer bases	14,080	6,631
Marketing rights	0	9,675
Plant and equipment	8,428	7,391

Total	33,294	30,799

bwin Group carried out an impairment test of all CGUs of the Ongame Group and Gioco Digitale Group since intangible assets with indefinite useful lives had been allocated to these CGUs. This impairment test was based on the determination of the recoverable amount at the respective reporting dates by means of the preliminary five-year medium-term business plan for the subgroups. This business plan was based on past experience and management’s best estimates of future developments, but did not take into consideration any potential effects of the planned merger with PartyGaming Plc.

For the purpose of determining the recoverable amount of each CGU, bwin Group estimated the cash inflows for a planning period of five years (detailed planning period) and also simplistically beyond the five year period (based on a residual value). Determination of the residual value was based on an assumed steady growth rate for the following years of 2% (2009: 2.0%).

The recoverable amount of the CGUs was determined using the discounted cash flow method with a discount rate after tax of 11,5% (2009: 14%). Any impairment recognized is determined by comparing the recoverable amount to the carrying amounts of the intangible assets as well as plant and equipment attributable to the CGUs. The CGUs of the Ongame Group and of Gioco Digitale Group are defined by their product segments (sports betting, poker, casino and games) and are differentiated by the geographical regions.

In the nine months period January to September 2010, the impairment testing did not result in any impairment charges.

For the impairment test of the Gioco Digitale Group, an increase/decrease in the discount rate of 1% and an increase/decrease in the growth rate of 1% would have the following effect on the recoverable amount and the net impairment charge or reversal.

	Discount Rate		Growth Rate
EUR 000	-1%	+1%	-1%	+1%
Effect of recoverable amount	15,710	-12,716	-8,129	10,048
Effect on impairment charge (-) / reversal (+)	0	-6,190	-1,602	0

For the purpose of determining the recoverable amount of the CGUs of Gioco Digitale Group, bwin Group assumed a compound average growth rate of 5% (2009: 6.4%) for the detailed planning period beyond the budgeted period. Additionally, bwin Group based the calculation on the assumption that further products (online casino and poker cash games) will be admitted in Italy in the first half-year of 2011.

For the impairment test of the Ongame Group, an increase/decrease in the discount rate of 1% and an increase/decrease in the growth rate of 1% would have the following effect on the recoverable amount and the net impairment charge or reversal.

	Discount Rate		Growth Rate
	-1%	+1%	-1%	+1%
Effect of recoverable amount	6,034	-4,896	-3,083	3,811
Effect on impairment charge (-) / reversal (+)	0	0	0	0

For the purpose of determining the recoverable amount of the CGUs of the Ongame Group, bwin assumed a compound average growth rate of 2.5% (2009: 5%) for the detailed planning period beyond the budgeted period.

(23) FINANCIAL RESULT

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Income from
interest and related income	246	794
interest from financial investments	175	422
disposal of marketable securities	30	203

Financial income	451	1,419
Expenses on
interest and other expenses	-397	-56
Disposal of short term marketable securities	-5	0

Financial expenses	-402	-56

Financial result	49	1,363

The financial result includes the following items:

For the period 1 January to 30 September 2010	Net gains/losses

EUR 000	Impairment	Other *)	Interest income	Interest expense	Total

From cash and cash equivalents	0	0	246	0	246
From loans and receivables	0	0	0	0	0
From marketable securities available for sale	0	25	175	0	200
From liabilities at amortised cost	0	0	0	-15	-15
Other	0	0	0	-382	-382

Total Financial result	0	25	421	-397	49

For the period 1 January to 30 September 2010 unaudited	Net gains/losses

EUR 000	Impairment	Other *	Interest income	Interest expense	Total

From cash and cash equivalents	0	0	794	0	794
From loans and receivables	0	0	185	0	185
From marketable securities available for sale	0	203	237	0	440
From liabilities at amortised cost	0	0	0	-12	-12
Other	0	0	0	-44	-44

Total Financial result	0	203	1,216	-56	1,363

*) Other net gains/losses comprise in particular gains/losses from fair value adjustments and from disposal.

(24) EARNINGS PER SHARE

Basic earnings per share are calculated on the basis of the weighted average of ordinary shares outstanding during the reporting periods. For the purpose of calculating diluted earnings per share, the weighted average was adjusted for potentially dilutive shares.

The following table is a reconciliation of the number of ordinary shares outstanding:

Units

Outstanding capital 31 December 2008	32,577,132
Capital increase 1 May 2009	112,344
Capital increase 29 May 2009	157,801
Capital increase 18 June 2009	10,000
Capital increase 4 September 2009	58,895
Outstanding capital 30 September 2009	32,916,172
Capital increase 31 October 2009	2,348,000
Capital increase 4 December 2009	299,938
Outstanding capital 31 December 2009	35,564,110
Capital increase 30 April 2010	139,278
Capital increase 4 June 2010	99,714
Capital increase 4 September 2010	44,300
Outstanding capital 30 September 2010	35,847,402
Treasury shares	153,586
Share capital reported 30 September 2010	36,000,988
Share capital reported 31 December 2009	35,717,696
Weighted average shares outstanding during the nine month period ending September 2010	35,689,486
Weighted average shares outstanding during the nine month period ending September 2009	32,720,776

At the reporting date, share capital amounting to EUR 35,717,696 was registered in the companies’ register. Capital increases from conditional capital effected before 30 September 2010 became effective with the issue of the respective share certificates, but will be registered with the companies’ register only after 30 September 2010.

The number of potentially dilutive shares in the nine months period ending 30 September 2010 was 1,325,876 (for the period 1 Jan. to 30 Sep. 2009: 1,236,311 shares due to granted options (see “Options”). Diluted earnings per share were therefore calculated on the basis of 37,015,362 (for the period 1 Jan. to 30 Sep. 2009: 33,957,088) shares outstanding.

In calculating basic and diluted earnings per share, Profit/loss for the period attributable to parent company equity holders according to the Consolidated Income Statement was used as the numerator.

NOTES TO THE CASH FLOW STATEMENT

Cash and cash equivalents presented in the cash flow statement only include cash and cash equivalents reported in the statement of financial position. The cash flow statement was prepared using the indirect method for cash flows from operating activities. Note (9) to the statement of financial position and the income statement contains details about the composition of the cash and cash equivalents fund. Interest payments and dividends received are disclosed within operating activities.

In the nine months period ending 30 September 2010 no significant non cash transactions occurred.

In the nine months period ending 30 September 2009, bwin acquired United Games and DSG Deutsche Sportwett Gesellschaft mbH. The item “payments for acquisition of subsidiaries” include the portions of the purchase price already paid in 2009 amounting to EUR 1,934 thousand less cash and cash equivalents acquired amounting to EUR 1,023 thousand. Further an amount of EUR 11,054 thousand for the payment of the liability from the purchase of marketing rights which had been eliminated as a non-cash transaction in previous years, was included in payments for the acquisition of assets (net cash flow from investing activities).

OTHER INFORMATION

1. FINANCIAL INSTRUMENTS

Fair value of financial instruments

Cash and cash equivalents, trade accounts receivable and payable as well as receivables and liabilities due to and due from related parties have maturities of less than one year and their carrying amounts approximate their fair values. The fair values of marketable securities available for sale are mainly based on the relevant market prices. The fair values of non-current financial liabilities are based on the present values of the anticipated future payments discounted at the current interest rate at which the Company estimates that comparable financial instruments could be obtained. The fair values of other non-current receivables with maturities of more than one year correspond to the present values of the cash flows derived from the assets, taking into account the current interest rate parameters that reflect market- and partner-based changes to terms, conditions and expectations.

Investments in affiliated companies include unquoted equity instruments such as investments in companies not consolidated, and are measured at cost. These equity instruments are not recorded at fair value, since a fair value cannot be reliably determined due to the absence of an active market. They are therefore carried at cost less impairment charges. The amount of the impairment is calculated as the difference between the carrying amount of the financial asset and the present value of future cash flows, discounted at the current market yield on a comparable financial asset.

The following table shows the carrying amounts and fair values of the financial instruments by type of financial assets and financial liabilities:

EUR 000	Carrying amount 30 Sep. 2010	Fair value 30 Sep. 2010	Carrying amount 31 Dec. 2009	Fair value 31 Dec. 2009

Financial assets
Cash and cash equivalents	130,279	130,279	153,139	153,139

Loans and receivables
Receivables and other financial assets	57,140	57,140	54,706	54,706

Financial assets available for sale

Carried at cost
Investments in subsidiaries not consolidated*	228	228	228	228

Carried at fair value
Current marketable securities	30,882	30,882	31,719	31,719

Total	31,110	31,110	31,947	31,947

Financial assets resulting from cash flow hedges
Forward exchange contracts	1,080	1,080	872	872

Total	219,609	219,609	240,664	240,664

Financial Liabilities EUR 000	Carrying amount 30 Sep. 2010	Fair value 30 Sep. 2010	Carrying amount 31 Dec. 2009 (adjusted)	Fair value 31 Dec. 2009 (adjusted)

Carried at cost
Current liabilities	123,158	123,158	142,124	142,124
Non-current liabilities	293	293	5,513	5,513

Total	123,451	123,451	147,637	147,637

* The fair value of investments in not consolidated subsidiaries is not calculated due to the fact that they are insignificant and do not have quoted stock prices; therefore the carrying amount represents the fair value.

Financial risk management

Overview

bwin Group is exposed to credit risks, market risks (interest and foreign currency exchange rate risks) as well as liquidity risks in the management of its financial assets and liabilities.

Credit risks

Credit risk is the risk of a financial loss if a customer or contracting partner fails to fulfill his or her contractual obligations. The maximum credit risk exposure corresponds to the carrying amount of the respective items and further credit risks from guarantees (see section 4 “Other obligations and contingent liabilities”).

Loans and receivables

The Company’s credit risk mainly relates to loans and receivables (payment processing clearing accounts (payment service providers), receivables from marketing of German Soccer League rights, receivables from at-equity accounted companies and is largely defined by the individual characteristics of each customer. To control the credit risk of payment service providers, the Company only does business with those that have first-class ratings or are of excellent financial standing.

The creditworthiness of each new customer is analyzed individually in respect to the payment processing with customers. The risk of default in credit card payments of customers is monitored continuously by means of credit enquiries, credit limits and routine controls. The loss of an individual customer would not have a major impact on the consolidated historical financial information due to the large number of customers (low concentration of risk). Generally, the Company does not ask for collaterals.

The following table shows the aging of loans and receivables and bad debt allowance recognized as of 30 September 2010 and 31 December 2009.

EUR 000	Gross 30 Sep 2010	Bad debt allowance 30 Sep 2010	Gross 31 Dec 2009	Bad debt allowance 31 Dec 2009

Not yet due	52,892	-402	46,279	0
0–90 days overdue	1,143	0	1,653	0
91–180 days overdue	204	0	911	0
181–360 days overdue	1,665	-59	3,508	-129
More than one year overdue	3,160	-1,463	4,856	-2,372

Total	59,064	-1,924	57,207	-2,501

Total net		57,140		54,706

Change in bad debt allowance recognised through profit and loss		577		959

The Company analyzes its receivables individually with respect to various risks and records allowances if necessary.

Bad debt allowance amounting to EUR 1,463 thousand (as of 31 Dec. 2009: EUR 1,432 thousand) relates to receivables from payment service providers and to EUR 400 thousand (as of 31 Dec. 2009: EUR 1,069 thousand) to receivables from the marketing of German Soccer League rights.

For a breakdown of loans and receivables by debtors, see note (7) to the statement of financial position and the income statement.

Financial assets and marketable securities

There are no overdue financial assets and marketable securities. The Company holds no collaterals.

For a breakdown of financial assets and securities by type, see note (3) to the statement of financial position and income statement.

Market risks

Market risk is defined as the risk that changes in market prices, such as foreign exchange rates and interest rates will have an effect on the Company’s earnings by affecting the fair value of or future cash flows derived from the financial instruments held by the Company. The risk management of bwin Group is also aimed at monitoring and controlling these risks.

Interest rate risk

The interest rates of the financial assets and liabilities are as follows:

EUR 000		Carrying amount as of 30 Sep. 2010	Carrying amount as of 31 Dec. 2009

Fixed interest rate instruments		32,484	46,941
Variable interest rate instruments		128,600	137,887

Total		161,084	184,828

EUR 000	Interest rate	Carrying amount as of 30 Sep. 2010	Carrying amount as of 31 Dec. 2009

Fixed rate instruments liabilities from marketing rights	4.00%	0	0

		0	0

Variable rate instruments liabilities resulting from acquisitions	1.25%	587	807

		587	807

Total		587	807

Sensitivity analysis of fixed interest rate financial instruments

Since the Company has not designated fixed interest rate financial assets or liabilities as “at fair value through profit or loss”, changes in interest rates would not have any effect on the Company’s income or loss for the year nor on the Shareholders’ equity.

Sensitivity analysis for variable interest rate financial instruments

Since the Company holds variable interest rate financial assets or liabilities, changes in interest rates would have an effect on the Company’s income or loss for the year. The Company is therefore exposed to interest rate risk. Based on the balances of cash in banks as of the reporting date, changes in interest rates could have the following effects on the income/loss for the period:

EUR 000	30 Sep. 2010	31 Dec. 2009

Increase in interest rate by 1%	989	1,088
Decrease in interest rate by 1%	-191	-96

Exchange rate risk

The following financial assets and liabilities were exposed to a foreign exchange rate risk:

30 September 2010

	Carrying amount in EUR 000

	CZK	USD	DKK	GBP	EUR	Other	Total

Financial assets
Cash in banks	925	1,505	540	1,473	4,209	1,510	10,162
Payment processing clearing account	615	9,483	434	624	186	2,646	13,988

Financial liabilities
Clearing accounts bettors	-1,671	-25,779	-1,181	-1,698	-505	-7,193	-38,027

Net exposure	-131	-14,791	-207	399	3,890	-3,037	-13,877

31 December 2009

	Carrying amount in EUR 000

	CZK	USD	DKK	GBP	EUR	Other	Total

Financial assets
Cash in banks	6,848	777	6,148	2,643	6,009	2,997	25,422
Payment processing clearing account	447	11,096	397	458	0	2,082	14,480

Financial liabilities
Clearing accounts bettors	-1,334	-33,143	-1,187	-1,367	0	-6,218	-43,249

Net exposure	5,961	-21,270	5,358	1,734	6,009	-1,139	-3,347

Sensitivity analysis of the effects of changes in foreign exchange rates on the income/loss for the period

30 September 2010

EUR 000	CZK	USD	DKK	GBP	EUR	other	total

10% increase EUR	13	1,479	21	-40	-389	304	1,388
10% decrease EUR	-13	-1,479	-21	40	389	-304	-1,388

31 December 2009

EUR 000	CZK	USD	DKK	GBP	EUR	other	total

10% increase EUR	-596	2,127	-536	-173	-601	114	335
10% decrease EUR	596	-2,127	536	173	601	-114	-335

See section “Foreign currency translation” for average exchange rates and those effective as of the reporting dates.

The exchange rate gains and losses recognized in respect of receivables and liabilities, recorded in other operating income and expense are shown in the following table:

EUR 000	For the period 1. Jan. to 30 Sep. 2010	For the period 1. Jan. to 30 Sep. 2009 unaudited

Exchange rate gains (21)	12,551	10,936
Exchange rate losses (21)	-15,745	-10,189

Total losses/gains	-3,194	747

In order to mitigate the risk of exchange rate losses, since 2009 bwin Group hedges, by means of forward contracts, the future cash flows in Euro from subsidiaries with functional currencies other than the Euro. The hedging volume amounts to 70% of the expected cash flows. The transactions represent intragroup cash flows, for which hedge accounting in general would not be applicable. However, the foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss.

The anticipated effects of these forward contracts on cash flows as well as on the result are as follows:

30 September 2010
EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Within 6 months	Within one year	One to two years	More than two years

Financial assets from cash flow hedges
Forward exchange contracts	1,080	1,085	1,085	0	0	0

31 December 2009
EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Within 6 months	Within one year	One to two years	More than two years

Financial assets from cash flow hedges
Forward exchange contracts	872	881	566	315	0	0

Liquidity risk

The liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due, or be unable to realize its investments. The purpose of the risk management of bwin Group is to create sufficient liquidity to enable the Group to meet its liabilities as they become due under both normal and stressed conditions. The liquidity risk is assessed as low due to the fact that the Company has sufficient liquidity.

Exposure to liquidity risk

The following table sets out the maturities of financial liabilities:

30 September 2010
EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Less than one year	One to two years	Two to five years	More than five years

Originated financial liabilities
Short-term liabilities	123,158	123,158	123,158	0	0	0
Long-term liabilities	293	293	0	293	0	0

Total	123,451	123,451	123,158	293	0	0

31 December 2009
EUR 000	Carrying amount (fair value)	Contractually agreed cash flow	Less than one year	One to two years	Two to five years	More than five years

Originated financial liabilities
Short-term liabilities	142,124	142,124	142,124	0	0	0
Long-term liabilities	5,513	5,513	0	5,293	220	0

Total	147,637	147,637	142,124	5,293	220	0

Anticipated cash flows are not expected to deviate from contracted cash flows.

Fair-value hierarchy of financial instruments

The following table shows financial instruments measured at fair value based on a three-level fair value hierarchy that reflects the significance of the inputs in such fair value measurements:

          Level 1: Fair values measured using quoted prices (unadjusted) in active markets for identical instruments.
          Level 2: Fair values measured using directly or indirectly observable inputs, other than those included in Level 1.
          Level 3: Fair values measured using inputs that are not based on observable market data.

30 September 2010
Financial assets In EUR 000	Level 1	Level 2	Level 3	Total

Assets available for sale
Measured at fair value marketable securities, current	30,882	0	0	30,882

Financial assets from cash flow hedges
Forward exchange contracts	0	1,080	0	1,080

Total	30,882	1,080	0	31,962

31 December 2009
Financial assets In EUR 000	Level 1	Level 2	Level 3	Total

Assets available for sale
Measured at fair value marketable securities, current	31,719	0	0	31,719

Financial assets from cash flow hedges
Forward exchange contracts	0	872	0	872

Total	31,719	872	0	32,591

Funding sources

In addition to other central functions, bwin AG also carries out a financing function for bwin Group, though in principle the Group’s operational cash flow is an internal financing source providing sufficient liquidity to enable the bwin Group to meet its operational payment obligations. The Austrian capital market is an external source of financing used primarily for major acquisitions, though in the past the bwin Group’s main source of financing has been equity.

provide the Company with liquidity to the maximum extent possible to sustain the Company’s growth.

This ratio was as follows:

EUR 000	30 Sep 2010	31 Dec 2009

Cash and cash equivalents	130,279	153,139
Marketable securities	30,882	31,719
less liabilities to bettors	-86,981	-88,047

Total	74,180	96,811

Except for the FSA licensed subsidiaries of bwin Group, no other group companies are subject to externally imposed capital requirements. During the reporting period, bwin Group complied with those requirements.

3. RELATED PARTY TRANSACTIONS

Related parties in accordance with IAS 24 are the Members of the Executive and Supervisory Board, at-equity accounted investments as well as non-consolidated subsidiaries. No significant transactions other than those reported were effected with these related parties.

Members of the Executive and Supervisory Board

The following officers and directors were members of the Company’s Executive and Supervisory Boards during the current year and at the time the consolidated historical financial information were prepared:

Members of the Executive Board:

Manfred Bodner
Norbert Teufelberger

Members of the Supervisory Board:

Hannes Androsch (Chairman)
Alexander Knotek (Deputy chairman)
Helmut Kern

Georg Riedl
Herbert Schweiger
Per Afrell

The following table contains disclosures about the members of the Executive Board:

For the period 1 January to 30
September 2010
EUR 000	Manfred Bodner	Norbert Teufelberger

Fixed salaries	411	411
Variable salaries	0	0
Remuneration in kind	0	0

Total	411	411

For the period 1 January to 30
September 2009 unaudited
EUR 000	Manfred Bodner	Norbert Teufelberger

Fixed salaries	411	411
Variable salaries	0	0
Remuneration in kind	0	0

Total	411	411

For information on share based payments, see section 5 “Options”. As of 30 September 2010 the members of the Executive Board directly or indirectly hold a total of 5.6% (as of 31 Dec. 2009: 5.6%) of the parent company’s share capital.

Members of the Executive and Supervisory Boards who exercised a considerable influence on the financial and business policies of bwin Group in the course of their activities with bwin Group also exercised a considerable influence over the business policies of other companies. In 2009, the Company concluded service agreements with two entities, each with a managing director who is also a member of the Company’s Supervisory Board. Following these agreements, expenses for consulting amounting to EUR 194 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR 525 thousand) and liabilities amounting to EUR 2 thousand (as of 31 Dec. 2009: EUR 2 thousand) were recorded as of 30 September 2010. A provision of EUR 231 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR 245 thousand) was recorded for the remuneration of Supervisory Board members. For information on share-based payments, see section 5 “Options”. Regarding present receivables see note (7) to the statement of historical financial information and the income statements.

At-equity accounted investments

In the nine months period ending September 30, 2010 bwin e.K charged the Company EUR 4,025 thousand for services. Liabilities as of the reporting date amounted EUR 736 thousand (as of 31 Dec 2009: receivables amounting to EUR 204 thousand). These liabilities are current in term and payment terms are based on the Companies’ general payment conditions. For the nine months period ending September 30, 2009 the Company charged EUR 23,137 thousand to bwin e.K for services provided under a service contract. bwin e.K charged the Company EUR 5,928 thousand for expenses relating to cooperation agreement.

As of 30 September 2010, there is a liability of EUR 16 thousand (as of 31 Dec. 2009: EUR 0) due to Betbull Holding SE. The Company charged EUR 182 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR 0) to Betbull Holding SE and recorded expense charged by Betbull Holding SE of EUR 201 thousand (for the period 1 Jan. to 30 Sep. 2009: EUR 0). bwin AG has guaranteed in a total amount of EUR 9,600 thousand (as of 31 Dec. 2009: EUR 9,600 thousand) for Winners Apuestas S.A. (see also “Other obligations”).

The Company charged EUR 358 thousand for bookmaking, customer support and other expenses incurred to Sajoo S.A.S. as well as EUR 700 thousand as setup fee. As of September 30, 2010 the receivable to Sajoo S.A.S. amounted to EUR 1,097 thousand.

Other

For business transactions with BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD, which is a not consolidated affiliated company, see section 4 “Other obligations and contingent liabilities”. Furthermore, receivables from affiliated companies disclosed in note (7) to the statement of historical financial information and the income statements, mostly relate to this company.

4. OTHER OBLIGATIONS AND CONTINGENT LIABILITIES

Regulatory environment

bwin Group maintains gaming licenses in a number of Member States of the European Union (EU) (including France, Italy, Austria and Gibraltar) and generates substantial revenues from customers across the EU. The regulatory environment for online games of chance within the EU is still characterized by different policies in respect of gaming of individual Member States. More and more Member States, however, recognize that entertainment in the form of online gaming is becoming more and more popular and that the appropriate regulation of online gaming is essential. Italy and Great Britain have been leading the way for many years.

France finally opened its online sports betting and poker market in June 2010 and Denmark is about to implement a licensing regime in 2011. Spain has published a draft for a new federal gaming law in September 2010 and even countries such as Greece, Germany and the Netherlands have recently started discussions on an at least partial opening of their gaming markets. Several other countries have introduced working groups with the aim to specify the future gaming strategy in their jurisdiction.

The trend towards regulation of online gaming has further been boosted by the recent rulings of the European Court of Justice (ECJ) in the cases Markus Stoß (C-316/07), Carmen Media (C-46/08), Winner Wetten (C-409/06) and Engelmann (C-64/08). In Carmen Media and Markus Stoß, the ECJ held that the German lottery and sports betting monopoly in its current form was not in compliance with EU law as it did not pursue its objectives allegedly pursued in a consistent and systematic manner. The ECJ emphasized again the necessity of a consistent, coherent and systematic gaming policy and set narrow limits for the justification of state monopolies. The ECJ further reconfirmed that no sanctions may be applied against operators, who, because of national provisions which are not in line with EU law, were not able to obtain permits to offer gaming in the respective Member State.
In the Engelmann ruling, the ECJ ruled that the Austrian legislation, under which only Austria-registered companies were eligible to apply for a casino license and to operate a casino, was incompatible with the freedom of establishment under EU law as there are less restrictive measures available to monitor the activities and accounts of such operators. Gaming licenses must further be awarded in a tender procedure in line with the principle of equal treatment thereby following the obligation of transparency.

Risks related to pending litigation

As a result of the as yet unharmonized legal situation in Europe with respect to online gaming, authorities and monopoly operators in several EU Member States have tried to enforce national gaming laws and impose sanctions against operators licensed in other Member States with a view to preventing such operators from offering their services to domestic customers. There are still administrative and court proceedings pending against the Company and/or its subsidiaries and license and cooperation partners in several countries representing important markets for bwin Group (including but not limited to Germany and Portugal). Apart from this, there are criminal offences and proceedings pending against bwin Group and its officers in some countries. These proceedings include the legal admissibility of online gaming, the validity and scope of gaming permits, and the location of sports betting premises. In each case the prosecutor’s main aim is to restrict bwin Group’s activities geographically. In light of the recent ECJ rulings (see above), however, bwin Group’s chances for a positive outcome of these cases have increased significantly.

Regardless of infringement proceedings initiated by the European Commission against the German State Treaty on Gaming and several pending cases at the ECJ for a preliminary ruling that have been referred by German courts, authorities and courts of several German states have rigorously applied the questionable internet ban during the past years and initiated administrative criminal proceedings against bwin Group and other private operators. The majority of German states have issued cease-and-desist-orders against bwin AG, bwin International Ltd. and bwin e.K. prohibiting bwin Group’s activities in the respective state. Although the cease-and-desist-orders have been challenged with complaints to the competent administrative courts, the authorities of various states (particularly Bavaria, Baden-Wuerttemberg and Nordrhein-Westphalia) have imposed penalties against bwin Group for alleged non-compliance with the contested cease-and-desist-orders. The latest fines were imposed in August 2010. The Company considers the probability that menaced penalties will be imposed as remote. Therefore no provision has been recognized.

Several German monopoly operators have further filed competition lawsuits against bwin AG, its officers (members of the Executive Board), bwin International and/or bwin e.K., all of which are aimed at prohibiting bwin Group’s operations on a nationwide basis or at least in individual states. On 18 November 2010, the German Supreme Court rejected the complaint initiated by Westlotto, confirmed bwin Group’s legal position and stated that Westlotto cannot stop bwin Group from offering games of chance to German residents. Three further cases are currently pending before the German Supreme Court. In light of the recent positive rulings of the ECJ and the German Supreme Court, bwin Group is confident that the Supreme Court will also decide the remaining pending cases in its favor.

The outcome of the proceedings in Germany is of considerable economic significance to bwin with a view to safeguarding its operations in this market, and due to its financial involvement in bwin e.K., an at-equity accounted investment.

On 9 November 2010, the Portuguese Criminal Court of Porto of first instance has rendered its decision in a case initiated by the Gaming Department of the Portuguese monopoly operator Santa Casa against bwin Group and the Portuguese Soccer League, which presented the initial local proceedings that resulted in the ECJ’s Liga Portuguesa ruling of 8 September 2009. Although the court has in principle confirmed the fines imposed by the Gaming Department, it reduced the amount from approx. EUR 75,000 each to EUR 30,000 each and stated that bwin Group’s offer on www.bwin.com would only be punishable in Portugal through links on local websites. bwin Group believes that the Portuguese court in particular did not properly assess the recent ECJ rulings and lodged an appeal on 24 November 2010.

In particular in light of the recent ECJ rulings and based on the opinion of legal experts, the management of the Company expects these proceedings to have a positive outcome. Nevertheless, the negative outcome of individual cases could have adverse effects on the assets and liabilities, financial position and results of operation of the bwin Group.

Current tax audit of bwin Interactive Entertainment AG

bwin AG, ultimate parent company of bwin Group, has been subject to a tax audit performed by the Austrian tax authorities since 2007. This audit was finalized with a tax assessment notice in June 2010 and the Austrian tax authorities demanded payment of value-added tax arrears in the amount of EUR 6.4 million for the period 2002 to 2004.

The main result of the tax audit is the assessment of VAT on the supporting services that bwin AG is rendering to bwin International Ltd. as bwin International Ltd. is regarded to run a fixed establishment (“feste Niederlassung”) while using technical infrastructure of the parent company located in Vienna. The data processing in the process of distributing the gaming offers is regarded as fixed establishment of bwin International Ltd. in Austria. bwin AG regards this tax assessment notice as legally unjustifiable and appealed the assessments arguing that the requirements for a fixed establishment given by decisions of the ECJ are not met. The Company believes that the appeal will have high probability to be successful and that the VAT assessment will be reduced to the original level prior to the audit. Therefore the Company did not recognize these value-added tax arrears in the present historical financial information. The legal opinion of the Company is supported by leading national VAT experts, and can also be derived from decisions on similar cases of Austrian appellate authorities.

Based on the opinion of experts, Management of the Company expects the assessment of VAT for the audited period to be reduced to the assessment before audit and creating no impact to the tax assessments for periods after the audited period. However, should the tax assessment notice be upheld by the courts of appeal, or by the Supreme Court in any legal proceedings, this would have a significant negative impact on the assets, financial situation and profitability of the Company. Applying the same assessments to periods subsequent to the periods under assessment, although some circumstances have changed, the nominal value of the worst case scenario amounts to EUR 123,500 thousand.

Other obligations

The Company is subject to significant future financial obligations resulting from existing marketing agreements. These agreements include not only fixed but significant variable components and clauses for the reimbursement of costs.

Future payments due under existing rental and leasing agreements amount to EUR 70,128 thousand (as of 31 Dec. 2009: EUR 62,854 thousand). Of these, EUR 14,026 thousand (as of 31 Dec. 2009: EUR 12,571 thousand) are due within one year and EUR 56,102 thousand (as of 31 Dec. 2009: EUR 50,283 thousand) within the next five years. The total amount of these liabilities cannot be estimated due to the indefinite duration of the agreements. Regarding rental and lease expenses, please refer to note (21) to the statement of financial position and income statement for further information.

During the period the Group entered into contracts to purchase plant and equipment for EUR 310 thousand (as of 31 Dec. 2009: EUR 0) and intangible assets for EUR 6 thousand (as of 31 Dec. 2009: EUR 0).

The Company has an obligation to pay EUR 2,880 thousand (as of 31 Dec. 2009: EUR 2,880 thousand) to an investment fund.

Following the passing of the US Unlawful Internet Gambling Enforcement Act in 2006, bwin Group decided to cease its real-money operations on the American market. The new legislation does not offer any information on the treatment of the poker and casino games previously offered by bwin Group, and the possibility of liabilities arising in this respect cannot be ruled out. However, the Company considers the likelihood to be remote. After the exit from the US market, bwin Group entered into agreements with the former owners during 2007 and 2008 to waive contingent purchase price liabilities. Under certain conditions, in case of a re-entry in the US market of bwin Group the waived liabilities will become effective again as claims to variable shares in profit amounting to approximately 29 % of the net gaming revenues in the US market over a period of 5 years (however until 31 December 2020 at a maximum). The total amount is limited to EUR 79,944 thousand (as of 31 Dec. 2009: EUR 79,944 thousand). Consistent with previous years, the newly agreed contingent purchase price liability was not recognized, since the Company cannot reliably estimate when and under which circumstances a re-entry into the US market would be possible.

As of the reporting date, the Company guaranteed for liabilities of bwin e.K. in the amount of EUR 796 thousand (as of 31 Dec. 2009: EUR 527 thousand). bwin AG also made financial commitments to bwin e.K. up to a maximum amount of EUR 6,500 thousand (as of 31 Dec. 2009: EUR 6,500 thousand) that may become due under various conditions. Furthermore the Company has agreed to bear certain expenses of bwin e.K., in particular marketing expenses, general and legal fees as well as for fines and specified taxes.

In connection with non-consolidated investments in affiliated companies (BWIN INTERACTIVE ENTERTAINMENT SA (PTY) LTD.), the Company has an obligation to make payments amounting to EUR 500 thousand (as of 31 Dec. 2009: EUR 500 thousand) relating to capital contributions and has committed to granting loans amounting to EUR 1,900 thousand (as of 31 Dec. 2009: EUR 1,900 thousand).

In 2008, bwin AG pledged a total of EUR 6,000 thousand as security for a bank guarantee in respect of the license granted to Winners Apuestas S.A. (formerly BETBULL BWIN ESPAÑA S.A.). Additionally in 2008, bwin AG also pledged an amount of EUR 3,600 thousand as security for Betbull Holding SE (see note (9) to the statement of financial position and income statement), which is secured by a lien on the equity investments of Betbull Holding SE.

The Company is subject to financial obligations amounting to EUR 13 thousand (as of 31 Dec. 2009: EUR 13 thousand) arising from capital contributions for companies established.

In the Merger Implementation Agreement concluded with PartyGaming Plc. bwin AG agreed to pay, under certain circumstances, a break fee amounting to EUR 12.7 million.

5. OPTIONS

Employee Stock Option Plan (ESOP)

An employee stock option plan was introduced in February 2000 in the lead-up to the Company’s initial public offering.

The purpose of the ESOP is to issue options for the purchase of bwin AG shares by members of the Executive Board and entitled employees. Several Annual General Meetings held up to 2008 increased the maximum number of options to 4,500,000. The Annual General Meeting of 19 May 2009 set the conditional capital to service the ESOP to EUR 3,270,000. Taking the exercises effected up to the date of this resolution (2,334,902 shares) into account, the total volume of the ESOP amounts to 5,604,902 shares. The ESOP specifies details of the maturity, expiry, exercise price and exercise period of these options.

The exercise price of these options is equivalent to the market value of the shares (5-day average) at the time the options were granted by the Supervisory Board committee (in the case of Executive Board members) or the Executive Board. Of the options granted under the ESOP up to mid of 2005, one third may be exercised immediately on being granted, a further third after a period of one year, and the remaining third after two years. A revised version of the ESOP regulations published during the financial year 2005 extended the exercise periods with a view to keeping staff with the Company for a longer period. Under the new exercise provisions in effect since then, one fifth of the options granted may each be exercised after a period of one year. All options issued have a term of 10 years, beginning at the date of the grant. The options granted under the ESOP are not transferable.

Performance-based options for Executive Board (apart from ESOP)

During the financial years 2003 and 2004, members of the Executive Board of bwin AG were granted a total of 1,700,000 performance-based options. Due to the achievement of the performance parameters for the financial years 2003, 2004 and 2005, a total of 1,668,000 of these options became exercisable with the approval of the respective historical financial information. The performance-based options were serviced from the Company’s authorized capital. The options have a term of ten years from the time the exercise conditions for the relevant financial year are met. These options are transferable.

On 31 March 2007, another 1,228,436 performance-based options were granted to members of the Executive Board of the Company. The exercise price and vesting conditions are linked to the performance of the stock exchange price. Subject to the vesting conditions being met (essentially a 26% annual increase in the stock exchange price in the first, second, and third year after the granting), one third of the options could have vested in each of the years 2008, 2009 and 2010. Additionally, these options also could have vested if an annual average increase in the share price of 26% over a period of several years is achieved. The period for determining the exercise price and the performance criteria has been based on the 90-day average price prior to 31 March of the respective year. Based on a resolution of the Supervisory Board taken in March of 2010, the last vesting period of the first tranche of the options was changed to end as of 18 May 2010. Due to the achievement of the performance parameters a total of 1,228,436 options became exercisable.

Also in the financial year 2007, a total of 320,000 performance-based options were issued to members of the Supervisory Board of the Company in accordance with the resolution of the Annual General Meeting on 22 May 2007. Subject to the vesting conditions being met (essentially a 26% annual increase in the share price in the first, second, and third year after the granting), one third of these options could have vested in each of the years 2008, 2009 and 2010. Additionally, these options also could have vested if an annual average increase in the share price of 26% over a period of several years is achieved. The exercise price of the each of the individual tranches has been based on the 90-day average price prior to 22 May of the previous year. Due to the achievement of the performance parameters two tranches with a total of 213,335 options became exercisable.

For the performance based options granted in 2007, a probability of occurrence for market conditions of 80% was used for recording the expenses for the performance options. In 2010, based on the change of the vesting period for the first tranche for the Executive Board, the probability of occurrence for market conditions has been changed to 90%.

Performance-based Options granted to employees and third parties

In 2007, an option agreement for the granting of 80,000 performance-based options was concluded with Thomas Talos, the Company’s legal representative of many years. These options are linked to the same conditions as the options issued to the Executive Board of the Company (see above). A probability of occurrence for market conditions of 80% was used for recording the expenses for the performance options granted. In 2010, based on the change of the vesting period, the probability of occurrence for market conditions has been partially changed to 90%.

In 2010 a total of 100,000 performance based options in two tranches of 50,000 each were granted to a senior executive. The vesting conditions are linked to the performance of the stock exchange price for the years 2011 and 2012. Subject to the vesting conditions being met (if the 30 days average of the stock price exceeds EUR 37.50 in 2011 for the first tranche or EUR 62.50 in 2012 for the second tranche respectively) the tranche could vest in 2011 and 2012.

Additionally, these options also could vest in case of occurrence of certain change of control circumstances. For the first tranche of this options an optional right for a cash based settlement was contractually agreed.

Due to the announcement of the planned merger of the bwin Group with PartyGaming Plc. the change of control circumstances occurred and the options vested. The option for a cash based settlement can be exercised and thus, based on an underlying Black Scholes valuation using specified market parameters, a liability of EUR 1,783 thousand has been recognized.

Measurement in accordance with IFRS 2

The non-cash expense for share based payments is measured and recognized in accordance with the provisions of IFRS 2 using the following parameters:

	30 Sep 2010	31 Dec 2009

Exercise price	EUR 11.07-67.9	EUR 9.095-67.9
Volatility*	34.74%-141.86%	38.86%-141.86%
Periods to exercise date	1.25-10.0 years	1.25-6.25 years
Dividend yields	0%	0%
Interest rate	3.5%-4.5%	3.5%-4.5%

* The volatility is calculated on the basis of the stock exchange price performance equivalent to the expected term of the options.

Overall development of options

The following table shows the development of outstanding (issued) options:

	Total

	1. Jan. – 30 Sep. 2010 units	1. Jan. – 30 Sep. 2010 units Average exercise price	1 Jan. – 31 Dec. 2009 units (unadjusted)	1 Jan. – 31 Dec. 2009 units Average exercise price

Options outstanding as of the beginning of period	3,262,425	19.96	3,808,296	19.96
Options issued	236,670	39.28	276,500	25.90
Options exercised	283,292	13.86	686,978	13.75
Options forfeited	198,265	22.95	135,393	20.37

Options outstanding as of 31 Dec	3,017,538	22.20	3,262,425	19.96

The following table shows the development of outstanding (issued) options:

	Thereof relevant for IFRS 2

	1 Jan. – 30 Sep. 2010 units	1 Jan. – 30 Sep. 2010 units Average exercise price	1 Jan. – 31 Dec. 2009 units (unadjusted)	1 Jan. – 31 Dec. 2009 units Average exercise price

Options outstanding as of the beginning of period	3,207,452	20.30	3,730,790	20.30
Options issued	236,670	39.28	276,500	25.90
Options exercised	241,223	15.53	664,445	13.93
Options forfeited	198,265	22.95	135,393	20.37

Options outstanding as of 31 Dec	3,004,634	22.27	3,207,452	20.30

The status of the options as of 30 September 2010 was as follows:

	Options Exercised (total)	Options available (not issued)	Options outstanding	Of which exercisable as of reporting date	Exercise price of options outstanding EUR	Market value of options outstanding as of reporting date EUR	Expense to be recorded EUR

Options granted under ESOP
of which to members of Executive Board:

Manfred Bodner	500,000	0	0	0	0	0	0

Norbert Teufelberger	500,000	0	0	0	0	0	0

	1,000,000	0	0	0	0	0	0
of which to senior executives and employees	895,579	0	751,691	337,921	1.50-62.61	17,157,896	3,352,673
of which to employees of subsidiaries	668,079	0	729,908	187,108	1.50-67.92	16,837,039	1,700,459
of which to employees who have resigned	571,170	0	14,168	14,168	1.50-20.75	362,854	53,543

	2,134,828	947,307	1,495,767	539,197		34,357,789	5,106,675

Total ESOP	3,134,828	947,307	1,495,767	539,197		34,357,789	5,106,675

Performance-based options to (former) members of the Executive and Supervisory Boards (apart from ESOP)

of which to members of Executive Board:
Manfred Bodner	0		614,218	614,218	17.14-21.91	13,030,918	737,596
Norbert Teufelberger	0		614,218	614,218	17.14-21.91	13,030,918	737,596
Hannes Androsch	0		66,668	66,668	21.08-21.53	1,677,792	59,511
Alexander Knotek	0		40,000	40,000	21.08-21.53	1,006,669	35,706
Per Afrell	0		26,667	26,667	21.08-21.53	671,123	29,756
Helmut Kern	0		26,667	26,667	21.08-21.53	671,123	29,756
Herbert Schweiger	0		26,667	26,667	21.08-21.53	671,123	29,756
Georg Riedl	0		26,667	26,667	21.08-21.53	671,123	29,756
Former members	0		0	0	0	0	0

Total ESOP	68,000	0	1,441,772	1,441,772		31,430,789	1,689,433

Options granted to third parties
Of which for acquisitions	0
of which for services rendered	0		80,000	80,000	21.19-21.91	1,651,608	87,411

Total options granted to third parties	0	0	80,000	80,000		1,651,608	87,411

Total options outstanding	3,202,828	947,307	3,017,538	2,060,968		67,440,186	6,883,519

In 2010, the effect on share based payment expense resulting from the change of the vesting period for the first tranche of the performance options for the Executive Board and third parties amounted to EUR 982 thousand.

The status of the options as of 31 December 2009 was as follows:

	Options Exercised (total)	Options available (not issued)	Options outstanding	Of which exercisable as of reporting date	Exercise price of options outstanding EUR	Market value of options outstanding as of reporting date EUR	Expense to be recorded EUR

Options granted under ESOP
of which to members of Executive Board:

Manfred Bodner	500,000	0	0	0	0	0	0
Norbert Teufelberger	500,000	0	0	0	0	0	0

	1,000,000	0	0	0	0	0	0

of which to senior executives and employees	762,931	0	876,906	332,509	1.50-62.61	25,171,175	1,970,480

of which to employees of subsidiaries	590,617	0	757,083	188,370	1.50-67.92	21,416,636	2,130,690

of which to employees who have resigned	497,988	0	0	0	0	0	7.808

	1,851,536	1,119,377	1,633,989	520,879		46,587,811	4,108,978

Total ESOP	2,851,536	1,119,377	1,633,989	520,879		46,587,811	4,108,978

Performance-based options to (former) members of the Executive and Supervisory Boards (apart from ESOP)

of which to members of Executive Board:

Manfred Bodner	800,000		614,218	0	17.14-21.91	15,264,665	2,076,429
Norbert Teufelberger	800,000		614,218	0	17.14-21.91	15,264,665	2,076,429
Hannes Androsch	0		100,000	0	21.08-27.28	2,417,327	330,461
Alexander Knotek	0		60,000	0	21.08-27.28	1,450,396	198,277
Per Afrell	0		40,000	0	21.08-27.28	966,931	132,184
Helmut Kern	0		40,000	0	21.08-27.28	966,931	132,184
Herbert Schweiger	0		40,000	0	21.08-27.28	966,931	132,184
Georg Riedl	0		40,000	0	21.08-27.28	966,931	132,184
Former members	68,000		0	0		0	0

Total ESOP	1,668,000	0	1,548,436	0		38,264,776	5,210,332

Options granted to third parties
Of which for acquisitions	190,000
of which for services rendered	31,000		80,000	0	21.19-21.91	1,686,294	103,306

Total options granted to third parties	221,000	0	80,000	0		1,686,294	103,306

Total options outstanding	4,740,536	1,119,377	3,262,425	520,879		86,538,880	9,422,616

The remaining terms of all options presented are between two and ten years.

Developments in nine months period ending 30 September 2010:

	Exercise Price EUR	Value of options exercised EUR	Options issued	Options Exercised

Options granted under ESOP of which to members of Executive Board:

Manfred Bodner	0	0	0	0
Norbert Teufelberger	0	0	0	0

		0	0	0

of which to senior executives and employees	1.5-29.36	4,157,487	151,670	159,586
of which to employees of subsidiaries	1.5-20.98	2,138,879	85,000	95,644
of which to employees who have resigned	9.1-29.14	568,319	0	28,062

		6,864,685	236,670	283,292

Performance-based options to (former) members of the Executive and Supervisory Boards (apart from ESOP)

of which to members of Executive Board:

Manfred Bodner		0	0	0
Norbert Teufelberger		0	0	0

Hannes Androsch		0	0	0
Alexander Knotek		0	0	0
Per Afrell		0	0	0

Helmut Kern		0	0	0
Herbert Schweiger		0	0	0
Georg Riedl		0	0	0
Former members		0	0	0

	0	0	0	0

Options granted to third parties
Of which for acquisitions		0	0	0
of which for services rendered		0	0	0

Total options granted to third parties		6,864,685	236,670	283,292

Developments in the period 1 Jan. - 31 December 2009:

	Exercise Price EUR	Value of options exercised EUR	Options issued	Options Exercised

Options granted under ESOP
of which to members of Executive Board:
Manfred Bodner	0	0	0	0
Norbert Teufelberger	0	0	0	0

		0	0	0
of which to senior executives and employees	5.33-24.64	4,594,810	106,500	259,469
of which to employees of subsidiaries	9.1-23.59	3,959,440	167,500	221,500
of which to employees who have resigned	1.5-29.44	4,131,127	2,500	148,009

		12,685,378	276,500	628,978

Performance-based options to (former) members of the Executive and Supervisory Boards (apart from ESOP)

of which to members of Executive Board:
Manfred Bodner	0	0	0
Norbert Teufelberger	0	0	0
Hannes Androsch	0	0	0
Alexander Knotek	0	0	0
Per Afrell	0	0	0
Helmut Kern	0	0	0
Herbert Schweiger	0	0	0
Georg Riedl	0	0	0
Former members	378,740	0	58,000

	378,740	0	58,000

Options granted to third parties
Of which for acquisitions	0	0	0
of which for services rendered	0	0	0

Total options granted to third parties	13,064,116	276,500	686,987

The fair value of the outstanding options as of 30 September 2010 was measured using the Black Scholes option pricing model. The following measurement parameters were used:

	30 Sep. 2010	31 Dec. 2009

Share price	EUR 38.05	EUR 41.74
Exercise price	EUR 1.5-67.92	EUR 1.5 - 67.92
Volatility	41.38%-86.87%	57.06% - 128.92%
Periods to exercise date	1.25-10.0 years	1.25 - 6.25 years
Interest rate	2.5-3.9%	3.5%

The weighted average fair value of the options exercised during the financial year was EUR 24.23 (for the period 1 January to 31 December 2009: EUR 18.47).

6. PURCHASE OF TREASURY SHARES

The Annual General Meeting held on 18 May 2010 passed a resolution (and at the same time revoked the authorization of the Executive Board resolved at the meeting held 21 May 2008 - to the extent it had not been utilized) in accordance with section 65, para. 1, sub-para. 8 of the Stock Corporation Act authorizing the Executive Board to buy back up to 10% of the Company’s shares for a period of 30 months from the date of the resolution at a minimum price of EUR 1 and a maximum price of EUR 150 per share. The proportion of the share capital accounted for by treasury shares is limited to 10%. Furthermore, the Executive Board was also authorized to retire shares or, with the Supervisory Board’s approval up to and including 17 May 2015, to sell shares by means other than on the stock exchange or by public offering, optionally with partial or complete exclusion of shareholders’ subscription rights. The Executive Board was authorized to exercise this authority once or several times, and in its entirety or in parts.

7. CONDITIONAL AND AUTHORIZED CAPITAL

Conditional capital

In accordance with a resolution passed by the Company’s Extraordinary General Meeting held on 27 January 2006, the Executive Board was authorized in accordance with section 174 para. 2 of the Stock Corporation Act and subject to the approval of the Supervisory Board, to issue convertible bonds, which grant the holders subscription and/or conversion rights of up to 4,500,000 shares in the Company. The authorization was given for a period of 5 years from the day of authorization. The convertible bonds may be issued in several tranches, and the Executive Board was also authorized to determine all conditions of issue of the bonds, in particular the terms, issue price, interest rate, conversion price, conditions of conversion and anti-dilution provisions. The Executive Board may service these bonds using conditional capital, treasury shares or a combination of conditional capital and treasury shares.

The Annual General Meeting held on 19 May 2009, passed a resolution relating to an increase in the Company’s conditional capital in accordance with section 159, para. 2, subpara. 3 of the Stock Corporation Act by up to EUR 3,270,000 to service stock options for employees. Taking into account stock options already serviced and the capital increase from Company funds, the total volume of the ESOP is now 5,604,902 options (as of 31 Dec. 2009: 5,604,902), 974,307 (as of 31 Dec. 2009: 1,119,377) of which have not yet been granted.

Please refer to section 5 “Options” for further information on the resolutions of the Annual General Meeting on the issue of options from the conditional capital under the Employee Stock Option Plan (“ESOP”).

Authorized capital

The Annual General Meeting held on 22 May 2007 authorized the Executive Board (and at the same time revoked the authorization resolved at the meeting held 17 May 2006) for a period ending 21 May 2012 to increase the company’s share capital by a maximum of EUR 16,300,000, in several tranches if necessary, with the Supervisory Board’s approval. This increase was to be effected by issuing up to 16,300,000 non-par value bearer shares for payment in cash or in kind, optionally with partial or complete exclusion of shareholders’ subscription rights. The Executive Board is also authorized to determine, in agreement with the Supervisory Board, the terms of issue if necessary, in particular the issue price, the nature of the contribution in kind, the nature of the share rights and exclusion of subscription rights as well as the possible issue of the shares by indirect subscription rights. The Supervisory Board was authorized to resolve any amendments to the Articles of Association resulting from the issue of shares from authorized capital.

Servicing performance based options amounting to EUR 58 thousand and following the capital increase in course of the acquisition of the Gioco Digitale group in the amount of EUR 2,300 thousand, the available authorized capital amounts to EUR 13,942,000 (as of 31 Dec 2009: EUR 13,942,000).

An amount of EUR 1,521,771 (as of 31 Dec. 2009: EUR 1,628,436) of this authorized capital has been reserved to service options already issued.

8. SIGNIFICANT EVENTS AFTER THE REPORTING DATE

With the acquisition contract dated 11 August, 2010 bwin Group acquired all shares of Winners Apuestas S.A. from Betbull Holding SE for a total cash purchase price of EUR 4,000 thousand. Closing occurred on 2 October 2010. The share of net assets at closing date amounted to EUR 1,072 thousand resulting in a difference of EUR 2,928 thousand. In course of a preliminary purchase price allocation the difference has been allocated to a licence of Winners Apuestas S.A. with a useful life of 5 years. As a condition precedent to this transaction Betbull Holding SE has been fully released from all guarantees and pledges with reference to the license granted to Winners Apuestas S.A. As a consequence bwin’s contingent liabilities increased from EUR 9,600 thousand to EUR 12,000 thousand.

In October 2010 the Austrian tax authority announced to the Company that it will initiate an additional tax audit for the parent company with reference to payroll related taxes and duties for the periods 2007 to 2009.

PART IX

PRO FORMA FINANCIAL INFORMATION

Overview

Part 1 of Section A of this Part IX is an unaudited pro forma statement of comprehensive income for the year ended 31 December 2009, that has been prepared to illustrate the effect of the Merger on the consolidated statement of comprehensive income of the Company, as if the Merger had occurred on 1 January 2009.

Part 2 of Section A of this Part IX is an unaudited pro forma reconciliation to Clean EBITDA from continuing operations for the year ended 31 December 2009, that has been prepared to illustrate the effect of the Merger on the consolidated Clean EBITDA from continuing operations of the Company, as if the Merger had occurred on 1 January 2009.

Part 3 of Section A of this Part IX is an unaudited pro forma statement of net assets as at 31 December 2009 that has been prepared to illustrate the effect of the Merger on the consolidated net assets of the Company, as if the Merger had occurred on 31 December 2009.

Section B of this Part IX sets out the opinion from BDO LLP on the unaudited pro forma financial information contained in section A.

Section A

1.	Unaudited pro forma statement of comprehensive income of the Combined Group

The unaudited pro forma statement of comprehensive income set out below has been prepared to illustrate the effect on the consolidated statement of comprehensive income of the Company of the Merger as if it had occurred on 1 January 2009. This unaudited pro forma statement has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and, therefore, does not reflect the Combined Group’s actual financial position or results.

This unaudited pro forma statement of comprehensive income has been prepared on the basis set out in the accompanying notes below.

Unaudited pro forma statement of comprehensive income for the year ended 31 December 2009

						Pro forma comprehensive income of the Combined Group for the year ended 31 December 2009
		Pro forma adjustments
	Comprehensive income of PartyGaming for the year ended 31 December 2009	Comprehensive income of bwin for the year ended 31 December 2009		Transaction costs
	(Note i )	(Note ii	)	(Note iii	)
		(€ millions (unaudited	) )

Continuing operations
Net revenue	309.1	387.1		—		—
Other revenue	1.0	26.9		—		—

Total revenue	310.1	414.0		—		724.1
Cost of sales	(5.4)	(12.8)		—		(18.2)

Gross profit	304.7	401.2		—		705.9
Net operating expenses	(248.3)	(352.3)		(12.2)		(612.8)

					Pro forma comprehensive income of the Combined Group for the year ended 31 December 2009
		Pro forma adjustments
	Comprehensive income of PartyGaming for the year ended 31 December 2009	Comprehensive income of bwin for the year ended 31 December 2009		Transaction costs
	(Note i )	(Note ii	)	(Note iii )
		(€ millions (unaudited	) )
Profit from operating activities	56.4	48.9		(12.2)	93.1
Finance income	1.2	1.5		—	2.7
Finance expense	(0.2)	(0.1)		—	(0.3)
Result from at-equity accounted investments	—	(0.9)		—	(0.9)

Profit (loss) before tax	57.4	49.4		(12.2)	94.6
Tax	(4.1)	(3.3)		—	(7.4)

Profit (loss) after tax from Continuing operations	53.3	46.1		(12.2)	87.2
Loss after tax from Discontinued operations	(71.8)	—		—	(71.8)

Profit (loss) for the year	(18.5)	46.1		(12.2)	15.4

Of which attributable to:
Parent company equity holders	(18.5)	46.2		(12.2)	15.5
Non-controlling interests	—	(0.1)		—	(0.1)
Other comprehensive income (expense) net of tax:
Exchange differences on translation of foreign operations	(1.2)	0.9		—	(0.3)
Changes in the fair value of available-for-sale securities	—	1.6		—	1.6
Changes in the fair value of cash flow hedges	—	0.7		—	0.7
Total comprehensive income (expense) for the year	(19.7)	49.3		(12.2)	17.4
Of which attributable to:
Parent company equity holders	(19.7)	49.4		(12.2)	17.5
Non-controlling interests	—	(0.1)		—	(0.1)

Notes to the unaudited pro forma statement of comprehensive income

The unaudited pro forma statement of comprehensive income for the year ended 31 December 2009 is based on the following:

(i)

The consolidated comprehensive income of PartyGaming for the year ended 31 December 2009 has been extracted, without material adjustment, from the consolidated historical financial information of PartyGaming in Section B of Part 10 of the Prospectus, which is incorporated by reference into this document.

(ii)

The consolidated comprehensive income of bwin for the year ended 31 December 2009 has been extracted, without material adjustment, from the consolidated historical financial information of bwin in Section B of Part VIII in this document.

(iii)

Transaction costs of €12.2 million comprise PartyGaming’s share of the €25.0 million legal fees, advisors’ fees and other expenses, discussed further in paragraph 22.1 of Part 9 of the Prospectus, which is incorporated by reference into this document.

(iv)

No account has been taken of the effects of any synergies, and of the costs for measures taken to achieve those synergies, that may have arisen had the Merger occurred on 1 January 2009 and that may subsequently have affected the comprehensive income of the Combined Group in the year ended 31 December 2009.

(v)

No account has been taken of the effect on the pro forma statement of comprehensive income for the year ended 31 December 2009 of the amortisation of fair value adjustments and intangible assets that may have been recognised following the Merger had the Merger occurred on 1 January 2009 or of any other fair value adjustments which may arise on the Merger.

(vi)	No account has been taken of any trading or transactions of PartyGaming and bwin since 31 December 2009.

2.	Unaudited pro forma reconciliation to Clean EBITDA – continuing operations of the Combined Group

The unaudited pro forma reconciliation to Clean EBITDA from continuing operations set out below has been prepared to illustrate the effect of the Merger on the consolidated Clean EBITDA from continuing operations of the Company, as if the Merger had occurred on 1 January 2009. This unaudited pro forma reconciliation has been prepared for illustrative purposes only and, therefore, does not reflect the Combined Group’s actual financial position or results.

This unaudited pro forma reconciliation has been prepared on the basis set out in the accompanying notes below.

				Pro forma reconciliation to Clean EBITDA – Continuing operations of the Combined Group for the year ended 31 December 2009

	Reconciliation to Clean EBITDA – Continuing operations of PartyGaming for the year ended 31 December 2009	Pro forma adjustments
		Reconciliation to Clean EBITDA – Continuing operations of bwin for the year ended 31 December 2009	Transaction costs
	(Note ii)	(Note iii)	(Note iv)
		(€ millions) (unaudited)

Profit (loss) from operating activities	56.4	48.9	(12.2)	93.1
Depreciation and amortisation	29.5	40.6	—	70.1
Reorganisation costs	1.3	0.9	—	2.2
Impairment losses – assets held for sale	0.4	—	—	0.4
Non-cash charges relating to share based payments	6.2	9.3	—	15.5
Transaction costs related to the Merger	—	—	12.2	12.2
Exchange losses/(gains)	0.8	(0.6)	—	0.2

Clean EBITDA – continuing operations	94.6	99.1	—	193.7

Notes to the unaudited pro forma reconciliation to Clean EBITDA – Continuing operations

The unaudited pro forma reconciliation to Clean EBITDA – Continuing operations for the year ended 31 December 2009 is based on the following:

(i)

Clean EBITDA – continuing operations represents earnings from continuing operations before interest, tax, depreciation, amortisation, the provision for costs associated with PartyGaming’s non prosecution agreement (‘NPA’) dated 6 April 2009 with the US Attorney’s Office for the Southern District of New York (‘USAO’), reorganisation income and costs, non-cash adjustments to net revenue that are non recurring in nature, non-cash charges relating to share based payments, transaction costs related to successful acquisitions and exchange gains and losses.

(ii)

The consolidated profit from operating activities from continuing operations of PartyGaming for the year ended 31 December 2009 has been extracted, without material adjustment, from the consolidated historical financial financial information of PartyGaming in Section B of Part 10 ‘PartyGaming Financial Information’ of the Prospectus, which is incorporated by reference into this document.

(iii)

The consolidated profit from operating activities from continuing operations of bwin for the year ended 31 December 2009 has been extracted, without material adjustment, from the consolidated historical financial information of bwin in Section B of Part VIII in this document.

(iv)

Transaction costs of €12.2 million comprise PartyGaming’s share of the €25.0 million legal fees, advisors’ fees and other expenses. Transaction costs are discussed further further in paragraph 22.1 of Part 9 of the Prospectus, which is incorporated by reference into this document.

(v)

No account has been taken of the effects of any synergies, and of the costs for measures taken to achieve those synergies, that may have arisen had the Merger occurred on 1 January 2009 and that may subsequently have affected the comprehensive income of the Combined Group in the year ended 31 December 2009.

(vi)

No account has been taken of the effect on the pro forma statement of comprehensive income for the year ended 31 December 2009 of the amortisation of fair value adjustments and intangible assets that may have been recognised following the Merger had the Merger occurred on 1 January 2009 or of any other fair value adjustments which may arise on the Merger.

(vii)	No account has been taken of any trading transactions of PartyGaming and bwin since 31 December 2009.

3.	Unaudited pro forma statement of net assets of the Combined Group

The unaudited pro forma statement of net assets set out below has been prepared to illustrate the effect on the consolidated net assets of the Company of the Merger as if it had occurred on 31 December 2009. This unaudited pro forma statement has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and, therefore, does not reflect the Combined Group’s actual financial position or results.

This unaudited pro forma statement has been prepared on the basis set out in the accompanying notes below.

Unaudited pro forma statement of net assets as at 31 December 2009

		Pro forma adjustments		Pro forma net assets of the Combined Group as at 31 December 2009
	Net assets of PartyGaming as at 31 December 2009	Net assets of bwin as at 31 December 2009	Consolidation adjustments for the acquisition of bwin
	(Note i)	(Note ii)	(Note iii)
		(€ million) (unaudited)

Non current assets
Intangible assets	232.9	204.3	851.4	1,288.6
Property, plant and equipment	8.5	25.3	—	33.8
Financial assets	—	0.2	—	0.2
At-equity accounted investments	—	6.2	—	6.2
Deferred tax asset	—	0.2	—	0.2

	241.4	236.2	851.4	1,329.0
Current assets
Inventories	—	0.4		0.4
Assets held for sale	4.0	—	—	4.0
Trade and other receivables	35.0	71.9	—	106.9
Short term investments	8.1	31.7	—	39.8
Cash and cash equivalents	145.1	153.1	(25.0)	273.2

	192.2	257.1	(25.0)	424.3

Total assets	433.6	493.3	826.4	1,753.3

Current liabilities
Trade and other payables	(57.8)	(97.1)	—	(154.9)
Income taxes payable	(4.8)	(4.3)	—	(9.1)
Client liabilities and progressive prize pools	(87.2)	(88.0)	—	(175.2)

	(149.8)	(189.4)	—	(339.2)
Non current liabilities
Trade and other payables	(54.8)	(5.5)	—	(60.3)
Employee benefit obligations	—	(0.7)	—	(0.7)
Loans and borrowings	(38.7)	—	—	(38.7)
Deferred tax	(10.9)	(26.8)	—	(37.7)

	(104.4)	(33.0)	—	(137.4)
Total liabilities	(254.2)	(222.4)	—	(476.6)

Total net assets	179.4	270.9	826.4	1,276.7

Notes to the unaudited pro forma statement of net assets

The unaudited pro forma statement of net assets as at 31 December 2009 is based on the following:

(i)

The consolidated net assets of PartyGaming as at 31 December 2009 have been extracted, without material adjustment, from the consolidated historical financial financial information of PartyGaming in Section B of Part 10 ‘PartyGaming Financial Information’ of the Prospectus, which is incorporated by reference into this document.

(ii)

The consolidated net assets of bwin as at 31 December 2009 have been extracted, without material adjustment, from the consolidated historical financial information of bwin in Section B of Part VIII in this document.

(iii)

Consolidation adjustments reflect the Merger of bwin under the acquisition method of accounting. An adjustment has been made in order to reflect the incremental goodwill and other intangible assets of €851.4 million arising in the balance sheet of the Combined Group on the acquisition of bwin, together with transaction costs of €25 million.

The adjustment to goodwill and other intangible assets represents the excess of the total Consideration for the Merger over bwin’s adjusted net assets. The pro forma adjustment has been calculated on the basis of the total consideration of €1,122.3 million (as at 17 December 2020, the last practicable date before publication of this document) after deducting the consolidated net assets of bwin of €270.9 million as at 31 December 2009.

(iv)	No account has been taken of fair value adjustments which may arise on the Merger of bwin.

(v)	No adjustments have been made to reflect any cash that would be paid to bwin shareholders who vote against the Merger at the bwin EGM and request cash compensation.

(vi)	No account has been taken of any trading or transactions of PartyGaming and bwin since 31 December 2009.

Section B

Accountant’s letter on the Unaudited Pro Forma Financial Information

The Directors and Proposed Directors
PartyGaming Plc
711 Europort
Gibraltar

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

Draft 23 December 2010

Dear Sirs

PartyGaming Plc (the ‘Company’)

Pro forma financial information

We report on the unaudited pro forma statement of net assets, the unaudited pro forma reconciliation to Clean EBITDA from continuing operations and the unaudited pro forma statement of comprehensive income (the ‘Pro Forma Financial Information’) set out in Section A of this Part IX which has been prepared on the basis described, for illustrative purposes only, to provide information about how the merger of bwin into the Company might have affected the financial information presented on the basis of accounting policies to be adopted by the Company in preparing the financial statements for the year ending 31 December 2010.

This report is required by item 13.3.3R of the Listing Rules made by the Financial Services Authority for the purposes of Part VI of the Financial Services and Markets Act (the “Listing Rules”) and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the ‘Directors’) to prepare the Pro Forma Financial Information in accordance with item 13.3.3R of the Listing Rules.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in this Circular, to the fullest extent permitted by the law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(b) of the Listing Rules consenting to its inclusion in this Circular.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the Directors.

We planned and performed our work so as to obtain the information and explanations which we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions outside the United Kingdom and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a)	the Pro Forma Financial Information has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of the Company.

Yours faithfully

BDO LLP
Chartered Accountants

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127)

PART X

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

‘Accounting Effective Date’	the date after which any transactions by bwin Interactive Entertainment AG shall be treated for accounting purposes as being those of PartyGaming Plc;

‘Admission’

the admission of the New Shares and the readmission of the Existing PartyGaming Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange’s main market for listed securities in accordance with the Admission and Disclosure Standards;

‘Admission and Disclosure Standards’

the requirements contained in the publication ‘Admission and Disclosure Standards’ (as amended from time to time) containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s main market for listed securities;

‘Androsch Irrevocable’

the irrevocable undertaking between Androsch Privatstiftung, Dr Hannes Androsch, PartyGaming Plc and bwin Interactive Entertainment AG under which Androsch Privatstiftung and Dr Hannes Androsch each undertakes to, inter alia, vote in favour of the Merger at the bwin EGM;

‘Androsch Privatstiftung’	a private Austrian foundation of the same name established by, among others, Dr Hannes Androsch;

‘Articles’ or ‘Articles of Association’	the articles of association of PartyGaming Plc on the date of this document;

‘Austria’	the Republic of Austria;

‘Austrian Commercial Register’	the Austrian commercial register (Firmenbuch) maintained (in the case of bwin) by the Commercial Court Vienna (Handelsgericht Wien);

‘Austrian Pre-Merger Legality Certificate’	certificate conclusively attesting to the completion of the pre-Merger acts and formalities in Austria;

‘B2B’	business-to-business;

‘B2C’	business-to-customer;

‘B2G’	business-to-government;

‘BDO LLP’	BDO LLP, a limited liability partnership registered in England and Wales (registered number OC305127);

‘Board’	the PartyGaming Board or the bwin Board or the board of directors for the time being of the Company post-Completion, as the context requires;

‘Bonus Banking Plan’ or ‘BBP’	a New Share Plan, as summarised in Part VI;

‘Bonus and Share Plan’ or ‘BSP’	a New Share Plan, as summarised in Part VI;

‘Business Day’	any day on which banks are generally open in England and Austria for the transaction of general banking business, other than a Saturday or Sunday or a public holiday;

‘bwin’ or ‘bwin Group’	bwin Interactive Entertainment AG and its subsidiaries and associated undertakings;

‘bwin Board’	the management and supervisory boards of directors of bwin Interactive Entertainment AG from time to time;

‘bwin Directors’	the directors of the management and supervisory boards of bwin Interactive Entertainment AG from time to time;

‘bwin EGM’

the extraordinary general meeting (CET) of bwin Interactive Entertainment AG to be held at 10.00 a.m. on 28 January 2011 (and any adjournment thereof) for the purposes of considering and, if thought fit, approving the bwin EGM Resolutions;

‘bwin EGM Resolutions’	the resolutions in relation and in connection with the implementation and approval of the Merger to be proposed at the bwin EGM, and ‘bwin EGM Resolution’ means any of them;

‘bwin Employees’	the employees of bwin Interactive Entertainment AG and of any company in the bwin Group, from time to time;

‘bwin Interactive Entertainment AG’	bwin Interactive Entertainment AG, registered in the Austrian Commercial Register under FN 166449 d;

‘bwin Merger Documentation’

the documents to be made available to Existing bwin Shareholders and others (or otherwise published in accordance with the requirements of bwin Interactive Entertainment AG’s articles of association and any other applicable law or regulation) by bwin Interactive Entertainment AG containing, amongst other things, details of the Merger, certain information about PartyGaming and bwin and the notice of the bwin EGM and, where the context so requires, includes any form of proxy, notice, court document, meeting advertisement or other document reasonably required in connection with the Merger;

‘bwin Option Plans’	the bwin Interactive Entertainment AG’s Employee Stock Option Plan and the performance-based options granted to bwin Interactive Entertainment AG’s executive board and others;

‘bwin.party’	bwin.party digital entertainment plc, being PartyGaming Plc after its change of name, or the Combined Group, as the context requires;

‘bwin.party Shares’	the New Shares together with the Existing PartyGaming Shares;

‘bwin.party Shareholders’	holders of bwin.party Shares;

‘bwin.party Depositary Interests’	with effect from Completion, the New Depositary Interests and the Existing PartyGaming Depositary Interests;

‘bwin.party Ordinary Shares’	with effect from Completion, the New Shares and the Existing PartyGaming Shares;

‘bwin.party Shares’	with effect from Completion, bwin.party Depositary Interests or bwin.party Ordinary Shares or all of them, as the context requires;

‘bwin Relationship Agreement’	the relationship agreement dated 29 July 2010 between bwin International Entertainment AG and Principal bwin Shareholders governing the relationship between the parties following Completion;

‘Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi Irrevocable’

the irrevocable undertaking between Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto, Fausto Gimondi and bwin Interactive Entertainment AG under which Carlo Corrado Umberto Gualandri, Roberta Columbo, Carlo D’Acunto and Fausto Gimondi each undertakes, inter alia, to vote in favour of the Merger at the bwin EGM;

‘Cash Compensation’	the cash compensation of €23.52 per Existing bwin Share payable to Existing bwin Shareholders in accordance with section 10 of the Austrian EU Mergers Act (EU-Verschmelzungsgesetz);

‘CET’	Central European Time;

‘Circular’	this document;

‘CJEU’	The Court of Justice of the European Union;

‘Clean EBITDA’

the earnings before interest, tax, depreciation, amortisation, the provision for costs associated with the Non-Prosecution Agreement, reorganisation income and costs, non-cash adjustments to net revenue that are non-recurring in nature, non-cash charges relating to share based payments, and exchange gains and loses;

‘Combined Group’	the group of companies which will, following Completion, comprise the Company and its subsidiaries following the merger with bwin Interactive Entertainment AG;

‘Combined Group Board’	the proposed board of directors of the Company immediately following implementation of the Merger;

‘Commercial Register Vienna’	the commercial register (Firmenbuch) maintained (in the case of bwin) by the Vienna Commercial Court (Handelsgericht Wien);

‘Committee’	the Remuneration Committee;

‘Companies Act’	the Companies Act 1930 of Gibraltar (as amended or re-enacted);

‘Company’	PartyGaming Plc which is proposed to be renamed bwin.party digital entertainment plc upon Completion of the Merger;

‘Company’s Board’	the board of directors of the Company from time to time from the Completion Date;

‘Completion’	the registration of the Merger in Gibraltar and Admission having taken place;

‘Conditions’	the conditions to the Merger, the full details of which are set out in the Merger Implementation Agreement and Part V of this document;

‘Court’	the Supreme Court of Gibraltar;

‘Court Hearing’	the hearing by the Court of the petition to sanction the Merger;

‘Court Order’	the order of the Court sanctioning the Merger under section 205 of the Gibraltar Companies Act;

‘CREST’	the relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK and Ireland is the operator (as defined in the CREST Regulations);

‘CREST Regulations’	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended;

‘Cross-Border Mergers Directive’

Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, as transposed into Gibraltar law by the Companies (Cross-Border Mergers) Regulations 2010 and into Austrian law by the EU Merger Law (EU-Verschmelzungsgesetz);

‘Deloitte Audit Wirtschaftsprüfungs GmbH’	Deloitte Audit Wirtschaftsprüfungs GmbH, a company registered in Austria with the Austrian Commercial Registry under FN 36059d and its registered office at Renngasse 1/Freyung, 1013 Vienna, Austria;

‘Deloitte Limited’	Deloitte Limited, a company registered in Gibraltar with company number 97704 and its registered office at Merchant House, 22/24 John Mackintosh Square, Gibraltar;

‘Depositary’	Capita IRG Trustees Limited;

‘Depositary Agreement’	the depositary agreement dated 14 June 2005 between the Company and Capita IRG Trustees Limited;

‘Depositary Interests’	the dematerialised depositary interests in respect of the Existing PartyGaming Shares and, following Completion, the bwin.party Shares issued or to be issued by the Depositary;

‘Deutsche Bank’	Deutsche Bank AG, London branch;

‘Directors’	the Existing Directors, the Proposed Directors and the proposed chairman of the Board, Simon Duffy;

‘EBITDA’	earnings before interest, taxes, depreciation and amortisation;

‘Effective Date’	the date on which the Court Order comes into full effect without being subject to any conditions, provided that such date shall be a Trading Day;

‘Eligible bwin Shareholders’	each person who holds one or more Existing bwin Shares on the Effective Date and has not requested Cash Compensation;

‘Emerald Bay Limited’	the company holding Existing PartyGaming Shares on behalf of Ruth Parasol DeLeon;

‘Emerald Irrevocable’

the irrevocable undertaking between Emerald Bay Limited, PartyGaming Plc and bwin Interactive Entertainment AG under which Emerald Bay Limited undertakes to, inter alia, vote in favour of the Merger at the PartyGaming EGM;

‘Employees’	the PartyGaming Employees, the bwin Employees or all of them, as the context requires;

‘ESPP’	the US section of the GSP New Share Plan, as summarised in Part VI;

‘EURO’ or ‘€’	the lawful currency of Austria;

‘Euroclear’	Euroclear UK & Ireland Limited, incorporated in England and Wales with registered number 02878738, the operator of CREST;

‘Exchange Ratio’	the number of New Shares to be issued in consideration for each Existing bwin Share, being 12.23 New Shares;

‘Executive Directors’	the executive directors of bwin.party, comprising Jim Ryan, Norbert Teufelberger, Martin Weigold and Joachim Baca, and ‘Executive Director’ means any one of them;

‘Existing Articles’	the existing articles of association of PartyGaming Plc prior to the adoption of the New Articles by bwin.party;

‘Existing bwin Shareholders’	holders of Existing bwin Shares;

‘Existing bwin Shares’	the shares of no par value in the capital of bwin Interactive Entertainment AG in issue from time to time;

‘Existing Directors’	members of the PartyGaming Board;

‘Existing PartyGaming Depositary Interests’	the dematerialised Depositary interests in respect of Existing PartyGaming Ordinary Shares issued by the Depositary, which, with effect from Completion, will be bwin.party Depositary Interests;

‘Existing PartyGaming Ordinary Shares’	the ordinary shares of 0.015p each in the capital of PartyGaming Plc in issue from time to time and which, with effect from Completion, will be bwin.party Ordinary Shares;

‘Existing PartyGaming Shareholders’	holders of Existing PartyGaming Shares;

‘Existing PartyGaming Shares’	Existing PartyGaming Ordinary Shares or Existing PartyGaming Depositary Interests or all of them, as the context requires;

‘Existing PartyGaming Share Plans’

the PartyGaming Plc Share Option Plan dated 28 April 2005, the PartyGaming Executive Share Option Plan dated 28 April 2005 (as amended on 21 March 2007), the PartyGaming Plc All Employee Option Plan dated 21 March 2007 and the PartyGaming Plc Performance Share Plan dated 21 March 2007;

‘Form of Direction’	the blue form of direction enclosed with this document, for use by PartyGaming Depositary Interest Holders in connection with the PartyGaming EGM;

‘Form of Proxy’	the white form of proxy enclosed with this document, for use by PartyGaming Shareholders in connection with the PartyGaming EGM;

‘Fraction Compensation Payment’	the payment made to an Eligible bwin Shareholder in lieu of any Fractional Share to which he may be entitled;

‘Fractional Share’	the fraction of a New Share to which an Eligible bwin Shareholder may be entitled;

‘FSA’	the UK Financial Services Authority;

‘FSMA’	the Financial Services and Markets Act 2000 of the United Kingdom (as amended);

‘Gibraltar Companies Registrar’	the Registrar of Companies in Gibraltar;

‘Gibraltar Merger Regulations’	the Companies (Cross-Border Mergers) Regulations 2010, as amended from time to time;

‘Gibraltar Register of Companies’	the register kept by the Gibraltar Companies Registrar pursuant to the provisions of section 346 of the Gibraltar Companies Act;

‘Global Share Plan’ or ‘GSP’	a New Share Plan, as summarised in Part VI;

‘Gross Gaming Yield’	total stakes received less winnings paid out;

‘Group’	the PartyGaming Group or the bwin Group, as the context requires;

‘H2GC’	H2 Gambling Capital;

‘HMRC’	HM Revenue and Customs;

‘JR Irrevocable’	the irrevocable undertaking between Jim Ryan, PartyGaming Plc and bwin Interactive Entertainment AG under which Jim Ryan undertakes to, inter alia, vote in favour of the Merger at the PartyGaming EGM;

‘KPIs’	key performance indicators;

‘KPMG Audit Plc’	KPMG Audit Plc, a public limited company registered in England and Wales (registered number 3110745);

‘Listing Rules’	the rules and regulations of the UKLA, as amended from time to time, and contained in the UKLA’s publication of the same name;

‘London Stock Exchange’	London Stock Exchange plc, together with any successors thereto;

‘Longstop Date’	29 July 2011 or such later date as PartyGaming Plc and bwin Interactive Entertainment AG may agree in writing;

‘McQueen’	McQueen Limited;

‘Merger’	the proposed merger of PartyGaming Plc and bwin Interactive Entertainment AG to be effected by way of a merger by acquisition pursuant to the Cross-Border Mergers Directive;

‘Merger Documentation’	this document, the bwin Merger Documentation, the Prospectus, the Transaction Circulars and any Supplementary Prospectus or supplementary circular;

‘Merger Implementation Agreement’	the agreement dated 29 July 2010 between PartyGaming Plc and bwin Interactive Entertainment AG setting out the terms and conditions of, and the arrangements for the implementation of, the Merger;

‘Merger Plan’

the terms of merger including the particulars specified by the Cross- Border Mergers Directive and such other particulars as PartyGaming Plc and bwin Interactive Entertainment AG have agreed, set out in Part IV of this document;

‘MW Irrevocable’

the irrevocable undertaking between Martin Weigold, PartyGaming Plc and bwin Interactive Entertainment AG under which Martin Weigold undertakes to, inter alia, vote in favour of the Merger at the PartyGaming EGM;

‘New Articles’	the articles of association of the Company to take effect upon the Merger becoming effective, in substitution for, and to the exclusion of the Existing Articles;

‘New Depositary Interests’	the dematerialised Depositary interests in respect of the New Shares to be issued by the Depositary;

‘New Media Gaming and Holding Limited’	the company holding Existing bwin Shares on behalf of Norbert Teufelberger and Manfred Bodner;

‘New Media Irrevocable’

the irrevocable undertaking between New Media Gaming and Holding Limited, PartyGaming Plc and bwin Interactive Entertainment AG under which New Media Gaming and Holding Limited undertakes to, inter alia, vote in favour of the Merger at the bwin EGM;

‘New Ordinary Shares’	the ordinary shares of 0.015p in the capital of bwin.party, proposed to be issued, credited as fully paid, to Existing bwin Shareholders pursuant to the Merger;

‘New Share Plans’	the Bonus Banking Plan, the Value Creation Plan, the Bonus and Share Plan and the Global Share Plan, as summarised in Part VI, and ‘New Share Plan’ means any one of them;

‘New Shares’	New Ordinary Shares or New Depositary Interests or all of them, as the context requires;

‘NPA’ or ‘Non-Prosecution Agreement’	the non-prosecution agreement entered into by PartyGaming with the USAO on 6 April 2009;

‘Official List’	the official list of the UKLA;

‘Overseas Shareholders’

PartyGaming Shareholders who are resident in, ordinarily resident in, or nationals or citizens of, jurisdictions outside the United Kingdom, Austria or Gibraltar, or who are nominees of, or custodians or trustees for, citizens or nationals of jurisdictions outside the United Kingdom, Austria or Gibraltar;

‘P&L Cost’	the profit and loss cost determined in accordance with IFRS2;

‘PartyGaming’ or ‘PartyGaming Group’	PartyGaming Plc and its subsidiaries and associated undertakings;

‘PartyGaming Board’	the board of directors for the time being of PartyGaming Plc;

‘PartyGaming Depositary Interest Holders’	holders of Existing PartyGaming Depositary Interests;

‘PartyGaming Directors’	the members of the PartyGaming Board, and ‘PartyGaming Director’ means any one of them;

‘PartyGaming EGM’

the extraordinary general meeting of PartyGaming Plc to be held at 2.00 p.m. (CET) at The Eliott Hotel, 2 Governor’s Parade, Gibraltar on 28 January 2011 (and any adjournment thereof) for the purposes of considering and, if thought fit, approving the PartyGaming EGM Resolutions;

‘PartyGaming EGM Resolutions’

the resolutions in relation to and in connection with the implementation and approval of the Merger to be proposed at the PartyGaming EGM, as set out in the notice contained in this document, and ‘PartyGaming EGM Resolution’ means any of them;

‘PartyGaming Employees’	the employees of PartyGaming Plc and of any company in the PartyGaming Group, from time to time;

‘PartyGaming Ordinary Shareholders’	holders of Existing PartyGaming Ordinary Shares;

‘PartyGaming Plc’

PartyGaming Plc, registered in Gibraltar with registered number 91225 and with its registered office at 711 Europort Gibraltar (which is proposed to be renamed bwin.party digital entertainment plc upon Completion of the Merger);

‘PartyGaming Relationship Agreement’

the relationship agreement dated 29 July 2010 between PartyGaming Plc and the Principal PartyGaming Shareholders, governing the relationship between the parties following approval of the PartyGaming EGM Resolutions at the PartyGaming EGM;

‘PartyGaming Shareholders’	holders of Existing PartyGaming Shares;

‘Pounds’, ‘Pence’, ‘£’ and ‘p’	the lawful currency of the United Kingdom;

‘Principal bwin Shareholders’	New Media Gaming and Holding Limited and Androsch Privatstiftung;

‘Principal PartyGaming Shareholders’

James Russell DeLeon and Ruth Monicka Parasol DeLeon (two of the founders of PartyGaming Plc), together with Stinson Ridge Limited and Emerald Bay Limited, companies owned by Mr. DeLeon and Ms Parasol DeLeon, respectively;

‘Principal Shareholders’	the Principal bwin Shareholders or the Principal PartyGaming Shareholders or all of them, as the context requires;

‘Proposed Directors’	the current bwin Directors, Simon Duffy and Joachim Baca, each of whom has agreed to become directors of the Company with effect from Admission as set out in paragraph 6 of Part I of this document;

‘Prospectus’	the prospectus published by PartyGaming Plc in connection with the Merger on or about the date of this document;

‘Prospectus Rules’	the rules for the purposes of Part IV of FSMA in relation to the offers of securities to the pubic and the admission of securities to trading on a regulated market;

‘Qualifying Business Opportunity’

a gaming business opportunity for the purposes of a regulatory process agreement which cannot be implemented without completing a licensing or other gaming regulatory process which a majority of the Directors deemed to be independent under the UK Corporate Governance Code and the Chief Executive Officer or Officers for the time being of the Company consider:

(a) to be in the best interests of the Company and likely to have a material positive effect on the Combined Group’s annual revenue or profits or the Company’s market capitalisation, and

(b) capable of being commenced or completed (as appropriate) within 120 days of completion of the relevant regulatory process;

‘Regulatory Article’

the term of the New Articles which permits the board of directors of directors of bwin.party, to require shareholders holding more than 5 per cent. of the shares of bwin.party to cooperate with, and take certain actions (including the disposal of some or all of the shareholder’s shares) that may be required by, any gaming regulatory authority in connection with business opportunities identified by bwin.party;

‘Regulatory Information Service’	any of the services set out in schedule 12 to the Listing Rules;

‘Regulatory Process Agreement’

the regulatory process agreement dated 29 July 2010, as amended, between, amongst others, the Principal Shareholders, bwin Interactive Entertainment AG and PartyGaming Plc to facilitate the exploitation of certain new business opportunities for bwin.party;

‘Relationship Agreements’	the PartyGaming Relationship Agreement and the bwin Relationship Agreement, and ‘Relationship Agreement’ means either of them, as the context requires;

‘Relevant Antitrust Authority’	any national or supranational antitrust or merger control authority that is competent to review the Merger or its implementation;

‘Remuneration Committee’	the remuneration committee of the Board from time to time;

‘Rollover Option Plan’	a new Combined Group option plan under which options will be granted to replace existing options under the bwin Option Plans;

‘SEC’	the Securities and Exchange Commission;

‘Securities Act’	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

‘Stinson Irrevocable’

the irrevocable undertaking between Stinson Ridge Limited, PartyGaming Plc and bwin Interactive Entertainment AG under which Stinson Ridge Limited undertakes to, inter alia, vote in favour of the Merger at the PartyGaming EGM;

‘Stinson Ridge Limited’	the company holding Existing PartyGaming Ordinary Shares on behalf of James Russell DeLeon;

‘Substantial Shareholder’

a substantial shareholder for the purposes of the Articles, being any person (other than a professional investment fund or fund manager which satisfies the criteria set out in DTR 5.1.5(1) of the Disclosure and Transparency Rules) who has an interest in shares representing five per cent. or more of the issued share capital of the Company at the relevant time;

‘Supplementary Prospectus’	any supplementary prospectus published by PartyGaming Plc in connection with the Merger pursuant to section 87G of FSMA;

‘Trading Day’	a day on which the London Stock Exchange or the Vienna Stock Exchange, as applicable, is scheduled to be open in its regular trading session;

‘UIGEA’	Unlawful Internet Gambling Enforcement Act;

‘UK’ or ‘United Kingdom’	the United Kingdom of Great Britain and Northern Ireland;

‘UKLA’ or ‘UK Listing Authority’	the UK Listing Authority, being the FSA acting in its capacity as the competent authority for listing under Part VI of FSMA;

‘US’, ‘United States’ or ‘United States of America’	the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

‘USAO’	the US Attorney’s Office for the Southern District of New York;

‘Value Creation Plan’ or ‘VCP’	a New Share Plan, as summarised in Part VI;

‘VAT’	value added tax as provided for in the Value Added Tax Act 1994 of the United Kingdom and any other tax of a similar nature; and

‘Vienna Stock Exchange’	Weiner Börse AG (WBAG), together with any successors thereto.

All references to legislation in this document are to the legislation of Gibraltar unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

PART XI

NOTICE OF EXTRAORDINARY GENERAL MEETING

PartyGaming Plc

(incorporated under the Companies Act 1930 of Gibraltar and registered in Gibraltar under No. 91225)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of PartyGaming Plc (the ‘Company’) will be held at The Eliott Hotel, 2 Governor’s Parade, Gibraltar on 28 January 2011 at 2.00 p.m. (CET) for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT, subject to and conditional upon the approval of Resolutions 2, 3, 4, 5, 6, 7, 8 and 9:

(A)

the proposed merger (the ‘Merger’) of the Company with bwin Interactive Entertainment AG on the terms and subject to the conditions of the plan of merger approved by the board of directors of the Company (the ‘Board’) on 20 December 2010 (the ‘Merger Plan’) (a copy of which is produced to the meeting and signed for identification purposes by the chairman of the meeting) and as described in the circular to shareholders of the Company (the ‘Circular’) outlining the Merger dated 23 December 2010 (a copy of which is produced to the meeting and signed for identification purposes by the chairman of the meeting) be and is hereby approved and the Board (or any duly constituted committee thereof) be and is hereby duly authorised:

(a) to take all such steps as may be necessary or desirable in connection with, and to implement, the Merger; and

(b)

to agree such modifications, variations, revisions, waivers or amendments to the terms and conditions of the Merger (provided such modifications, variations, revisions, waivers or amendments are not material), and to any documents relating thereto, in either such case as they may in their absolute discretion think fit;

(B)

conditional upon and with effect from the Court Order sanctioning the Merger becoming effective without being subject to any conditions, the authorised share capital of the Company be increased from £105,000 divided into 700,000,000 ordinary shares of nominal value of 0.015 pence each (‘Ordinary Shares’) to £225,000 divided into 1,500,000,000 Ordinary Shares by the creation of 800,000,000 new Ordinary Shares (totalling £120,000 in nominal value), each such Ordinary Share ranking pari passu with the existing Ordinary Shares, and the Company’s memorandum of association be amended by the deletion of the existing paragraph 5 and its substitution by the following new paragraph 5:

‘5.

The authorised share capital of the company is £225,000 (two hundred and twenty-five thousand pounds sterling) divided into 1,500,000,000 (one billion five hundred million) Ordinary shares of £0.00015 (Fifteen Hundred-Thousandths of a Pound Sterling) each, with power to divide the shares in the capital for the time being into several classes and with power to increase the capital and to issue any of the shares in the capital, original or increased, with or subject to any preferential, special or qualified rights or conditions as regards dividends, repayment of capital, voting otherwise.’

(C)

conditional upon and with effect from the Court Order sanctioning the Merger becoming effective without being subject to any conditions, the Board be and is hereby unconditionally authorised for the purposes of section 66 of the Companies Act 1930 of Gibraltar (as amended), and in addition to any previously existing authority conferred upon the Board under that section, to exercise all powers of the Company to allot Relevant Securities (as defined in Article 6 of the Company’s articles of association) in connection with the Merger up to an aggregate nominal amount of £67,500, which authority shall expire at the conclusion of the annual general meeting of the Company to be held in 2011 (or, if earlier, at the close of business on 29 July 2011), save that the Company may allot Relevant Securities in connection with the Merger pursuant to the Merger Plan or any agreement entered into prior such date which would, or might, require Relevant Securities to be allotted after the authority expires and the Board may allot Relevant Securities under any such agreement as if the authority had not expired;

(D)

the Company expressly accepts, in accordance with sections 11 and 12 of the Austrian EU Mergers Act (EU-Verschmelzungsgesetz), the holders of existing shares in the capital of bwin Interactive Entertainment AG (‘Existing bwin Shares’) will have recourse to review proceedings against the Company before the Vienna Commercial Court (Handelsgericht Wien) relating to the adequacy of the number of Ordinary Shares to be issued in consideration for each Existing bwin Share and the cash compensation payable to holders of Existing bwin Shares in accordance with section 10 of the Austrian EU Mergers Act (EU-Verschmelzungsgesetz); and

(E)	the Rollover Option Plan, the purpose of which is to effect the grant of rollover options over ordinary Shares to replace options granted under the bwin Option Plans, be and is hereby approved.

2.

THAT, subject to and conditional upon the approval of Resolution 1, the regulatory process agreement entered into on 29 July 2010, as amended on 22 December 2010, by the Company, bwin Interactive Entertainment AG, Stinson Ridge Limited, Emerald Bay Limited, Ruth Monicka Parasol DeLeon, James Russell DeLeon, New Media Gaming and Holding Limited, Norbert Teufelberger, Manfred Bodner, Androsch Privatstiftung, Jim Ryan and Martin Weigold (the ‘Regulatory Process Agreement’) which constitutes a related party transaction pursuant to the Listing Rules of the UK Financial Services Authority by reason of Stinson Ridge Limited and Emerald Bay Limited being related parties of the Company because they were, within the 12 months before the date of the Regulatory Process Agreement, substantial shareholders in the Company, and Jim Ryan and Martin Weigold being related parties of the Company because they were, within the 12 months before the date of the Regulatory Process Agreement, directors of the Company, be and is hereby approved, the Board be and is hereby directed to enter in to it on behalf of the Company and the Company be and is hereby directed to comply with its terms.

3.

THAT, subject to and conditional upon the approval of Resolution 1, the relationship agreement entered into on 29 July 2010 by the Company, Stinson Ridge Limited, Emerald Bay Limited, Ruth Monicka Parasol DeLeon and James Russell DeLeon (the ‘Relationship Agreement’), which constitutes a related party transaction pursuant to the Listing Rules of the UK Financial Services Authority by reason of Stinson Ridge Limited and Emerald Bay Limited being related parties of the Company because they were, within the 12 months before the date of the Relationship Agreement, substantial shareholders in the Company, be and is hereby approved.

4.

THAT, subject to and conditional upon the approval of Resolution 1, the bwin.party digital entertainment plc Bonus Banking Plan (the ‘BBP’), the principal terms of which are summarised in the Circular and the rules of which are produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification, be and is hereby approved and that the Board be and is hereby authorised to do all acts and things which it may consider necessary or expedient to put the BBP into effect.

5.

THAT, subject to and conditional upon the approval of Resolution 1, the bwin.party digital entertainment plc Value Creation Plan (the ‘VCP’), the principal terms of which are summarised in the Circular and the rules of which are produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification, be and is hereby approved and that the Board be and is hereby authorised to do all acts and things which it may consider necessary or expedient to put the VCP into effect.

6.	THAT, subject to and conditional upon the approval of Resolution 1, the bwin.party digital entertainment plc Bonus and Share Plan (the ‘BSP’), the principal terms of which are summarised in the Circular and the rules of which are produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification, be and is hereby approved and that the Board be and is hereby authorised to do all acts and things which it may consider necessary or expedient to put the BSP into effect.

7.

THAT, subject to and conditional upon the approval of Resolution 1, the rules of the bwin.party digital entertainment plc Global Share Plan (the ‘GSP’), the principal terms of which are summarised in the Circular and the rules of which are produced to the meeting and initialled by the Chairman for the purpose of identification, be and is hereby approved and adopted and that the Board be and is hereby authorised to establish further plans based on the GSP but modified to take advantage of local tax, exchange control or securities laws in other territories, provided that any shares made available under such further plans shall be treated as counting against any limits on individual or overall participation in the GSP, such further plans to include a plan (the ‘US Plan’) satisfying the conditions of section 423 of the Internal Revenue Code to operate for the benefit of any employees of the group in the US and the rules contained in the document produced to the meeting and initialled by the chairman of the meeting for the purpose of identification be and is hereby approved and adopted, provided that the maximum number of shares that may be made available under the US Plan be 2,065,309 Shares being 5 per cent. of the issued share capital of the Company as at the date of the Circular.

SPECIAL RESOLUTIONS
8.

THAT, subject to and conditional upon the approval of Resolutions 1 and 2, and conditional upon and with effect from the Court Order sanctioning the Merger becoming effective without being subject to any conditions, the articles of association produced to the meeting and initialled by the chairman of the meeting for the purpose of identification (the ‘New Articles’) be adopted as the articles of association of the Company, in substitution for, and to the exclusion of, the existing articles of association (the ‘Existing Articles’).

9.

THAT, subject to and conditional upon the approval of Resolution 1, and conditional upon and with effect from the Court Order sanctioning the Merger becoming effective without being subject to any conditions, the Company’s name be changed to bwin.party digital entertainment plc.

By order of the Board

Robert Hoskin
Company Secretary

23 December 2010

Registered No: 91225	Registered office:

711, Europort,
Gibraltar

Notes:

1.	Right of attendance

1.1	Shareholders

To have the right to come and vote at the PartyGaming EGM, you must be a Shareholder of the Company entered on the Company’s register of members by 2.00 p.m. (CET) on 26 January 2011.

1.2	Depositary Interest Holders

To have the right to come and vote at the PartyGaming EGM, you must be entered on the Company’s register of Depositary Interests by 1.00 p.m. (London time) on 25 January 2011 and bring to the PartyGaming EGM a valid letter of corporate representation validly executed on behalf of the Depositary. A letter of corporate representation can be obtained from the Depositary, Capita IRG Trustees Limited.

2.	Voting

2.1	Shareholders

Shareholders may attend the PartyGaming EGM in person and vote on a show of hands or on a poll. A Shareholder entitled to attend and vote at the PartyGaming EGM may also appoint a proxy to attend and vote on a show of hands or on a poll in his/her place. A proxy need not be a Shareholder. A proxy may demand or join in demanding a poll and has the right to speak at the meeting.

A white Form of Proxy may be submitted in hard copy form by post or courier. A hard copy white Form of Proxy must be completed by or on behalf of the Shareholder. If the Shareholder is a corporation then the white Form of Proxy must be executed by a duly authorised person or under its common seal or in a manner authorised by its constitution. A white Form of Proxy is enclosed with the circular convening the PartyGaming EGM. To be valid the completed hard copy white Form of Proxy must be returned by post or (during normal business hours only) by hand but, in any event, so as to be received by Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, no later than 1.00 p.m. (London time) on 26 January 2011.

Shareholders wishing to submit a form of proxy electronically should visit the www.partygaming-registrar.com website and select the Extraordinary General Meeting tab on the left hand side of the page. To be valid electronic proxy instructions must be received by the Registrar no later than 1.00 p.m. (London time) on 26 January 2011.

A corporation which is a Shareholder may, by resolution of its directors (or other relevant governing body), authorise a person or persons to act as its representative or representatives at the PartyGaming EGM. The representative or representatives should produce to the Registrar and/or Company Secretary a certified copy of the resolution of authorisation when attending the PartyGaming EGM.

2.2	Depositary Interest Holders

Depositary Interest Holders may attend in person and vote on a show of hands or on a poll if the Depositary has appointed them a corporate representative (see section 1.2 above). Depositary Interest Holders not wishing to attend the PartyGaming EGM but wishing to vote in respect of the resolutions to be considered at the PartyGaming EGM can do so by instructing the Depositary. This may be done in one of three ways:

(a)

Depositary Interest Holders who are CREST members may give such an instruction utilising the CREST electronic voting service in accordance with the procedures described in the CREST Manual. CREST personal Depositary Interest Holders or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for an instruction made by CREST to be valid, the appropriate CREST message (a ‘CREST proxy instruction’) must be properly authenticated in accordance with Euroclear’s requirements and must contain information required for such instructions, as described in the CREST Manual. The message, in order to be valid, must be transmitted so as to be received by the Depositary’s agent (ID RA10) by 1.00 p.m. (London time) on 25 January 2011. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the Depositary’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Depositary may treat as invalid a CREST voting instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. Please refer to the CREST Manual for further guidance.

(b)

Depositary Interest Holders who cannot give voting instructions via CREST should complete the enclosed blue Form of Direction and submit it to the Depositary by post or (during normal business hours only) by hand but, in any event, so as to be received by Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, no later than 1.00 p.m. (London time) on 25 January 2011. If the Existing PartyGaming Depositary Interest Holder is a corporation then the blue Form of Direction must be executed by a duly authorised person or under its common seal or in a manner authorised by its constitution.

(c)

Depositary Interest Holders who cannot give voting instructions via CREST can also submit a form of direction electronically by visiting the www.partygaming-registrar.com website and selecting the Extraordinary General Meeting tab on the left hand side of the page. The electronic form of direction must be submitted no later than 1.00 p.m. (London time) on 25 January 2011.

3.	PartyGaming employees

PartyGaming employees who have exercised their PartyGaming options and have retained all/some of the resultant Ordinary Shares, hold these Ordinary Shares through the PartyGaming Nominee Account Service, Capita IRG Trustees (Nominees) Limited. Employees who wish to attend the PartyGaming EGM, speak and vote at the PartyGaming EGM should request Capita IRG Trustees (Nominees) Limited to appoint them as a corporate representative. This is done by completing the pink Nominee Account Instruction form enclosed with their PartyGaming EGM circular. Whether an eligible employee wishes to attend the PartyGaming EGM or not, they are recommended to complete the pink Nominee Account Instruction form and send by post or (during normal business hours only) by hand but, in any event, so as to be received by Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, no later than 1.00 p.m. (London time) on 25 January 2011.

4.	Issued share capital and total voting rights

As at 17 December 2010 (being the last practicable date prior to the publication of this notice) the Company’s issued share capital consisted of 413,061,701 Ordinary Shares. Each Ordinary Share carries the right to one vote, with the exception of Ordinary Shares held by the Company’s employee benefit trust, the PartyGaming Plc Shares Trust (the ‘Trust’), which has waived the voting rights in respect of the Ordinary Shares it holds. As at 17 December 2010 the Trust holds 4,088,700 Ordinary Shares and therefore the total number of Ordinary Shares with voting rights is 408,973,001.

5.	Inspection of documents

A copy of the full terms of the proposed New Articles (indicating where the Existing Articles would be amended) is available for inspection:

(a)

during normal business hours from the date of this notice until the conclusion of the PartyGaming EGM at the Company’s registered office at 711 Europort, Gibraltar, the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London EC4Y 1HS and the National Storage Mechanism at http://www.hemscott.com/nsm.do; and

(b)	at The Eliott Hotel, 2 Governor’s Parade, Gibraltar from 15 minutes prior to the PartyGaming EGM until it ends.

sterling 140649